   As filed with the Securities and Exchange Commission on October 30, 1998.

                                                 Registration Statement No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM S-4

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                             ASSOCIATED BANC-CORP
            (Exact Name of Registrant as Specified in its Charter)

    WISCONSIN                 6711                      39-1098068
(State or Other         (Primary Standard            (I.R.S. Employer
  Jurisdiction of  Industrial Classification       Identification Number)
Incorporation or          Code Number)
Organization)


                            112 NORTH ADAMS STREET
                                P.O. BOX 13307
                           GREEN BAY, WI 54307-3307
                                (920) 433-3166
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                                HARRY B. CONLON
                             ASSOCIATED BANC-CORP
                            112 NORTH ADAMS STREET
                                P.O. BOX 13307
                           GREEN BAY, WI 54307-3307
                                (920) 433-3166
           (Name, Address, Including Zip Code and Telephone Number,
                  Including Area Code, of Agent for Service)

                                with copies to:

            JAMES M. BEDORE, ESQ.                RODNEY H. DOW, ESQ.
        REINHART, BOERNER, VAN DEUREN,             FOLEY & LARDNER
          NORRIS & RIESELBACH, S.C.           777 EAST WISCONSIN AVENUE
           1000 NORTH WATER STREET             MILWAUKEE, WI 53202-5367
                P.O. BOX 92900                      (414) 271-2400
          MILWAUKEE, WI  53202-0900
                (414) 298-1000

     Approximate date of commencement of proposed sale of the securities to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

================================================================================
                             (THE FACING SHEET CONTINUES, AND THE CALCULATION OF
                            THE REGISTRATION FEE APPEARS, ON THE FOLLOWING PAGE)

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------
 Title of Each Class                       Proposed Maximum   Proposed Maximum
   Of Securities To                            Offering          Aggregate            Amount Of
    Be Registered           Amount To       Price Per Unit     Offering Price     Registration Fee
                        Be Registered(1)
---------------------------------------------------------------------------------------------------
Common Stock, $0.01
 par value per share
                             897,143        Not Applicable     Not Applicable         $4,759(2)
---------------------------------------------------------------------------------------------------

===================================================================================================


(1) Represents an estimate of the number of shares of the Common Stock of the Registrant that will be issued under the Agreement and Plan of Merger assuming 26,582 shares of the Common Stock of Citizens Bankshares, Inc. are outstanding on the effective date of the Merger. This number is subject to adjustment in the event of a change in the number of outstanding shares of the Common Stock of Citizens Bankshares, Inc. Accordingly, this Registration Statement covers any additional shares of the Common Stock of the Registrant which may be required to be issued by reason of such adjustments. Subject to increase in accordance with Rule 416(a) and (b) under the Securities Act of 1933, as amended, pursuant to stock splits or stock dividends.

(2) Pursuant to Rule 457(f)(2), the registration fee was computed on the basis of $17,118,114, the book value of the Common Stock of Citizens Bankshares, Inc. to be exchanged in the Merger as of September 30, 1998, the latest practicable date.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                           CITIZENS BANKSHARES, INC.
                           129 EAST DIVISION STREET
                                 P.O. BOX 456
                         Shawano, Wisconsin 54166-0456

                               November 4, 1998

Dear Fellow Shareholder:

     You are cordially invited to attend our special meeting of shareholders to be held on November 24, 1998 at 7:00 p.m. (local time) at the offices of Citizens Bank, National Association, 129 East Division Street, Shawano, Wisconsin. At the special meeting, you will vote on a proposal to approve an agreement for the merger of Associated Banc-Corp and Citizens Bankshares.

     Subject to receipt of regulatory approval, approval by holders of a majority of the shares of Citizens Bankshares common stock and satisfaction of other conditions, the merger agreement provides that Citizens Bankshares will combine its business and operations with those of Associated through a statutory merger. In the merger, each share of Citizens Bankshares common stock will be converted into the right to receive, at the election of the holder, either:

     . 33.75 shares of Associated common stock (or cash for any fractional shares); or

     . a cash payment equal to 33.75 multiplied by the average closing prices of the Associated common stock on the Nasdaq National Market over the ten trading day period ending on November 23, 1998.

     An election form will be sent to you promptly after the special meeting permitting you to make a stock election and/or a cash election. You may make a stock election for part of your shares and a cash election for the remainder of your shares. You must return the election form by the deadline specified in the election form (or a later notice) to be eligible to make a cash election. Elections may be prorated in order to ensure that the total amount of cash payments, including cash paid in lieu of fractional shares and pursuant to the exercise of dissenters' rights, will not exceed 50% of the total merger consideration. Associated common stock trades on the Nasdaq National Market. The shares of Associated common stock to be issued in the merger will offer greater liquidity than that of the shares of Citizens Bankshares common stock.

     The Merger is intended to be tax free for federal income tax purposes to Company shareholders to the extent they receive Associated common stock in exchange for Company Common Stock. The accompanying Proxy Statement/Prospectus describes the merger in greater detail. We encourage you to read it carefully.

     The Board of Directors of Citizens Bankshares has determined that the merger is in the best interests of Citizens Bankshares and its shareholders. Accordingly, the Board has by unanimous vote approved the merger agreement and the merger and recommends that shareholders vote in favor of the merger agreement.

     Your participation in the special meeting, in person or by proxy, is especially important because the items to be voted on are very important to Citizens Bankshares and its shareholders. Whether or not you plan to attend the special meeting, we urge you to complete, date and sign the enclosed proxy card promptly in the enclosed postage-paid envelope to ensure that your shares will be represented at the special meeting. You may revoke your proxy at any time before it is voted.

     Thank you, and I look forward to seeing you at the special meeting.

                              Very truly yours,


                              Mary B. Hayes
                              President and Chairwoman
                              of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE MERGER DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR THE ASSOCIATED COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER, NOR HAVE THEY DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Proxy Statement/Prospectus is dated November 4, 1998 and is first being mailed to shareholders on or about November 4, 1998.

                           CITIZENS BANKSHARES, INC.
                           129 EAST DIVISION STREET
                                 P.O. BOX 456
                         Shawano, Wisconsin 54166-0456



                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD NOVEMBER 24, 1998

TO THE SHAREHOLDERS OF CITIZENS BANKSHARES, INC.

     A Special Meeting of Shareholders (the "Special Meeting") of Citizens Bankshares, Inc., a Wisconsin corporation (the "Company") will be held at the offices of Citizens Bank, National Association, 129 East Division Street, Shawano, Wisconsin, on November 24, 1998 at 7:00 p.m. for the purpose of voting on the following matters:

     1. To approve the Agreement and Plan of Merger dated as of February 17, 1998, as amended, between Associated Banc-Corp ("Associated") and the Company (the "Merger Agreement") providing for the merger of the Company with and into Associated (the "Merger") (a copy of the Merger Agreement and two amendments to the Merger Agreement are attached as Exhibit A, Exhibit A-1 and Exhibit A-2 to the Proxy Statement/Prospectus following this notice).

     2. To transact such other business as may properly come before the meeting.

     THE DIRECTORS OF THE COMPANY HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMEND THAT THE SHAREHOLDERS APPROVE THE MERGER AGREEMENT.

     Any shareholder desiring to exercise dissenters' rights and be paid in cash for the fair value of his or her shares of Common Stock, par value $20.00 per share, of the Company ("Company Common Stock") in accordance with the provisions of the Wisconsin Business Corporation Law (i) must file a written objection to the Merger prior to the Special Meeting, (ii) must not vote in favor thereof, and (iii) must otherwise comply with the procedures set forth in Subchapter XIII of the Wisconsin Business Corporation Law, a copy of which is attached as Exhibit C to the Proxy Statement/Prospectus. See "The Merger - Dissenters' Rights" in the accompanying Proxy Statement/Prospectus.

     The Board of Directors has fixed the close of business on November 2, 1998 as the record date for the determination of Company shareholders entitled to notice of and to vote at the Special Meeting and any adjournment thereof.

     Whether or not you plan to attend the Special Meeting, holders of the Company Common Stock are asked to please complete, date and sign the enclosed proxy card, which is solicited by the Board of Directors of the Company, and return it promptly in the accompanying envelope. No postage is required if mailed in the United States. The giving of such proxy does not affect your right to vote in person in the event you attend the Special Meeting. You may revoke the proxy at any time prior to its exercise in the manner described in the Proxy Statement/Prospectus.

     The Special Meeting may be postponed or adjourned from time to time without any notice other than by announcement at the Special Meeting of any postponements or adjournments thereof, and any and all business for which notice is hereby given may be transacted at such postponed or adjourned Special Meeting.

     THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF THE COMPANY COMMON STOCK IS REQUIRED FOR APPROVAL OF THE MERGER AGREEMENT. YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

     Shareholders are invited to attend the Special Meeting.

               BY ORDER OF THE BOARD OF DIRECTORS



               Mary B. Hayes
               President and Chairwoman
               of the Board of Directors

Shawano, Wisconsin
November 4, 1998

PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME. AFTER THE SPECIAL MEETING, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.

                           CITIZENS BANKSHARES, INC.
                                      AND
                             ASSOCIATED BANC-CORP
                          PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................    1

SUMMARY...................................................................    4

RISK FACTORS..............................................................    9

SELECTED FINANCIAL DATA OF ASSOCIATED BANC-CORP
AND CITIZENS BANKSHARES...................................................   11

RECENT RESULTS............................................................   13

PROPOSED ACQUISITIONS.....................................................   13

COMPARATIVE STOCK PRICES AND DIVIDENDS....................................   13
     Associated Common Stock..............................................   13
     The Company Common Stock.............................................   14

COMPARATIVE UNAUDITED PER SHARE DATA......................................   14

INTRODUCTION..............................................................   15

ASSOCIATED BANC-CORP......................................................   16

THE SPECIAL MEETING.......................................................   17
     Matters to Be Considered at the Special Meeting......................   17
     Required Vote........................................................   17
     Voting of Proxies....................................................   17
     Revocability of Proxies..............................................   17
     Record Date; Stock Entitled to Vote; Quorum..........................   17
     Solicitation of Proxies..............................................   18

THE MERGER................................................................   18
     Background of the Merger.............................................   18
     Reasons for the Merger...............................................   22
     Recommendation of the Board of Directors of the Company..............   23
     Opinion of Financial Advisor to the Company..........................   23
     Merger Consideration.................................................   27
     Procedures for Election of the Form of Merger Consideration..........   28
     Limit on Cash Consideration Payable in the Merger....................   29
     Certain Election Considerations......................................   29
     Conversion of Shares; Procedures for Exchange of Certificates;
     Fractional Shares....................................................   30

     Regulatory Approvals Required........................................    32
     The Effective Time...................................................    33
     Description of Associated Common Stock Issuable in the Merger........    34
     Comparison of Shareholder Rights.....................................    35
          Authorized Capital Stock........................................    35
          Appraisal Rights and Dissenters' Rights.........................    35
          Required Vote...................................................    36
          Classified Board of Directors...................................    36
          Removal of Directors............................................    36
          Newly Created Directorships and Vacancies.......................
          on the Board of Directors.......................................    36
          Certain Business Combinations...................................    37
          Advance Notice of Proposals to Be Brought.......................
          at the Annual Meeting...........................................    37
          Advance Notice of Nominations of Directors......................    37
     Resale of Associated Common Stock Issued Pursuant to the Merger......    38
     Pre-Merger Dividend Policy...........................................    38
     Post-Merger Dividend Policy..........................................    38
     Conduct of Business Pending the Merger...............................    39
     Certain Material Federal Income Tax Consequences.....................    39
     Anticipated Accounting Treatment.....................................    42
     Dissenters' Rights...................................................    42
     Interests of Certain Persons in the Merger...........................    44
     Other Related Party Transactions.....................................    44
     Management After the Merger..........................................    44
     Directors of Associated..............................................    45
     Executive Officers of Associated.....................................    47

CERTAIN PROVISIONS OF THE MERGER AGREEMENT................................    49
     The Merger...........................................................    49
     Representations and Warranties.......................................    50
     Certain Covenants....................................................    50
     No Solicitation of Transactions......................................    52
     Conditions to Consummation of the Merger.............................    52
     Termination..........................................................    53
     Amendment and Waiver.................................................    54
     Expenses.............................................................    54

CERTAIN INFORMATION CONCERNING ASSOCIATED.................................    55
     Supervision and Regulation...........................................    56
     Government Monetary Policies and Economic Controls...................    57
     Properties...........................................................    57
     Legal Proceedings....................................................    58
     Executive Compensation...............................................    58
     Supplemental Executive Retirement Plan...............................    60
     Certain Transactions.................................................    61
     Principal Holders of Associated Common Stock.........................    62
     Security Ownership of Management.....................................    62

CERTAIN INFORMATION CONCERNING THE COMPANY................................    63
     Ownership of the Company Common Stock................................    64

EXPERTS....................................................................   63

LEGAL OPINIONS.............................................................   64

FUTURE SHAREHOLDER PROPOSALS...............................................   64

WHERE CAN YOU FIND MORE INFORMATION........................................   64

Exhibit A:     Agreement and Plan of Merger between Associated Banc-Corp
                    and Citizens Bankshares, Inc. dated as of February 17,
                    1998
Exhibit A-1:   First Amendment to Agreement and Plan of Merger between
                    Associated Banc-Corp and Citizens Bankshares, Inc. dated as of October 8, 1998
Exhibit A-2:   Second Amendment to Agreement and Plan of Merger between
                    Associated Banc-Corp and Citizens Bankshares, Inc. dated as of October __, 1998
Exhibit B:     Opinion of Howe Barnes Investments Inc.
Exhibit C:     Subchapter XIII of the Wisconsin Business Corporation Law
Exhibit D:     Associated Banc-Corp and Subsidiaries Financial Statements
                    and Management's Discussion and Analysis of Financial Condition and Results of Operations
Exhibit E:     Citizens Bankshares, Inc. and Subsidiaries Financial
                    Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   WHY ARE THE TWO COMPANIES PROPOSING TO MERGE? HOW WILL I BENEFIT?

A: We believe you will benefit from the merger because the potential for the combined company exceeds, in our opinion, what either company could accomplish individually.

     We believe the merger will increase the financial strength and resources of Citizens Bankshares and enable Associated to increase its presence and heighten its visibility in North Eastern Wisconsin. We believe that you will benefit by having the opportunity to choose whether to receive cash consideration or shares of Associated common stock or a combination of cash and shares of Associated common stock in the Merger. To the extent you choose to receive Associated common stock, we believe that you will benefit as a result of the greater liquidity, marketability and dividend paying capacity of the Associated common stock.

Q:   WHAT DO I NEED TO DO NOW?

A: Just indicate on your proxy card how you want to vote, and sign, date and return it as soon as possible. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger. If you do not return your proxy or if you do not vote or you abstain at the meeting, it will have the effect of a vote not to approve the merger agreement.

     You may attend the shareholders' meeting and vote your shares in person, rather than completing and returning your proxy card. If you do complete and return your proxy card, you may revoke it at any time up to and including the day of the shareholders' meeting by following the directions on page 17.

     PLEASE REMEMBER THAT THE REQUIRED VOTE OF SHAREHOLDERS IS BASED ON THE TOTAL NUMBER OF OUTSTANDING SHARES, AND NOT UPON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A. No. After the shareholder meeting, we will send you instructions on how to receive the merger consideration in exchange for your shares of Citizens Bankshares common stock.

Q:   WHAT WILL I RECEIVE IN THE MERGER?

A: You may elect to receive in exchange for each share of Citizens Bankshares common stock either:

     . 33.75 shares of Associated common stock (or cash for any fractional shares); or

     . a cash payment equal to 33.75 multiplied by the average closing prices of the Associated common stock on the Nasdaq National Market over the ten trading day period ending on November 23, 1998.

     You may make a stock election for part of your shares and a cash election for the remainder of your shares.

     The total amount of cash payments, including the cash paid in lieu of fractional shares and pursuant to the exercise of dissenters' rights, will not exceed 50% of the total merger consideration. If the total amount of cash payments exceeds this limit, Associated will substitute shares of Associated common stock for cash payments among the shareholders electing cash payments on a pro rata basis to the extent necessary to make the amount of the cash payments not exceed 50% of the total merger consideration.

Q:   HOW WILL I BE ABLE TO ELECT THE FORM OF MERGER CONSIDERATION I RECEIVE?

A: If shareholders approve the merger, the exchange agent appointed by Associated will send you an election form permitting you to make a stock election and/or a cash election. You may make a stock election for part of your shares and a cash election for the remainder of your shares. The election form may specify a deadline for the return of your election form. This deadline may be as few as thirteen business days after the date that the election form is mailed. If the election form does not specify a deadline, you will be sent a separate notice specifying the deadline at least eight business days before the deadline. You may revoke or change your election form by submitting an election bearing a later date that is received by the exchange agent before the election deadline. It is possible that the actual deadline may be later than the date specified in the election form or the separate notice to you, due to unforeseen delays in completing the merger. The actual deadline is two business days before the date of completion of the merger. A proper cash election also requires that you send your Citizens Bankshares stock certificates and a completed letter of transmittal to the exchange agent before the election deadline. IF YOUR ELECTION FORM IS NOT RECEIVED BY THE DEADLINE YOU WILL BE DEEMED TO HAVE MADE A STOCK ELECTION FOR ALL OF YOUR SHARES OF CITIZENS BANKSHARES COMMON STOCK.

Q:   WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A. Citizens Bankshares may declare and pay a dividend not exceeding $2 per share if the merger is not completed by December 20, 1998, but otherwise may not declare or pay any dividends. After the merger, we presently anticipate that Associated will pay dividends at the current quarterly rate of $0.29 per share. However, the directors of Associated will use their discretion to decide whether to declare dividends and the amount of any dividends.

Q:   WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible. We expect the merger to be completed approximately three weeks after the shareholders' meeting.

Q:   WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO ME?

A. The merger will be tax-free for federal income tax purposes for shareholders who elect to receive the merger consideration in the form of shares of Associated common stock. Shareholders who receive some or all of the merger consideration in the form of a cash payment will have to pay taxes based on the amount of the cash received. To review the tax consequences to shareholders in greater detail, see pages 39 to 42.

Q:   WHO CAN I CONTACT IF I HAVE MORE QUESTIONS ABOUT THE MERGER?

A:   Citizens Bankshares, Inc.
     129 East Division Street
     P.O. Box 456
     Shawano, Wisconsin 54166-0456
     Attention:  Secretary
     Phone Number: (715) 526-6131

Q: WHO CAN I CONTACT IF I WOULD LIKE ADDITIONAL COPIES OF THE PROXY STATEMENT/PROSPECTUS?

A:   Associated Banc-Corp
     112 North Adams Street
     P.O. Box 13307
     Green Bay, Wisconsin 54307-3307
     Attention: Brian R. Bodager, Esq.
     Phone Number: (920) 491-7001

                                    SUMMARY

     This summary highlights selected information from this document and does not contain all the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" (pages 65 and 66). We have included page references parenthetically to direct you to a more complete description of the topics presented in this Summary.

THE COMPANIES

ASSOCIATED BANC-CORP (PAGES 55-63)
112 North Adams Street
P.O. Box 13307
Green Bay, WI 54307
(920) 491-7001

Associated Banc-Corp is a diversified multi-bank holding company headquartered in Green Bay, Wisconsin. At September 30, 1998, Associated had $10.6 billion in assets with more than 3,672 employees and over 225 banking locations in Wisconsin and northern Illinois. Associated offers a variety of financial products and services to complement its traditional line of banking products.

CITIZENS BANKSHARES, INC. (PAGES 63-64)
129 East Division Street
P.O. Box 456
Shawano, WI 54166
(715) 526-6131

Citizens Bankshares, Inc. is a one-bank holding company which owns 100% of the stock of Citizens Bank, N.A and 100% of the stock of Wisconsin Finance Corporation. At June 30, 1998, Citizens Bankshares had assets of $159.9 million. Citizens Bank is a full service bank serving the banking needs of the North Eastern Wisconsin community of Shawano.

THE SHAREHOLDERS' MEETING (PAGES 17-18)

The shareholders' meeting will be held at the offices of Citizens Bank, National Association, 129 East Division Street, Shawano, Wisconsin, at 7:00 p.m. on November 24, 1998. At the shareholders' meeting, shareholders of Citizens Bankshares will be asked to approve the merger agreement.

RECOMMENDATION TO SHAREHOLDERS
(PAGE 23)

The Board of Directors of Citizens Bankshares believes the merger is fair to you and in your best interest and unanimously recommends that you vote "for" approving the merger agreement.

RECORD DATE; VOTING POWER (PAGES 17-18)

You are entitled to vote at the shareholders' meeting if you owned shares on November 2, 1998, the Record Date. Each shareholder is entitled to one vote for each share of common stock.

On the Record Date, there were outstanding 26,582 shares of Citizens Bankshares common stock.

VOTE REQUIRED (PAGE 17)

The affirmative vote by shareholders owning at least a majority of the outstanding Citizens Bankshares common stock is required to approve the merger agreement.

SHARE OWNERSHIP OF MANAGEMENT AND
CERTAIN SHAREHOLDERS (PAGE 64)

At the close of business on the Record Date, directors and executive officers of Citizens Bankshares owned and were entitled to vote 802 shares of Citizens Bankshares common stock which represented approximately 3% of the outstanding shares, and the Estate of Clarence Bleser owned and was entitled to vote 13,508 shares of Citizens Bankshares common stock, which represented approximately 50.8% of the outstanding shares.

THE MERGER (PAGE 18)

The merger will combine our businesses under a single holding company. As a result of the merger, Associated will become the holding company for Citizens Bankshares' banking subsidiary, Citizens Bank, and Citizens Bankshares' other subsidiaries and will remain the holding company of Associated's current banks and subsidiaries. In addition, after the merger, Citizens Bank will merge into Associated Bank Green Bay, N.A., a wholly owned subsidiary of Associated.

The merger agreement is attached as Exhibit A to this document and two amendments to the merger agreement are attached as Exhibit A-1 and Exhibit A-2 to this document. We encourage you to read the merger agreement and the amendments. They are the legal documents governing the merger.

WHAT SHAREHOLDERS WILL RECEIVE IN THE
MERGER (PAGES 27-28)

As a result of the merger, shareholders of Citizens Bankshares may elect to receive in exchange for each share of Citizens Bankshares common stock either:

 .    33.75 shares of Associated common stock (or cash for any fractional shares); or

 .    a cash payment equal to 33.75 multiplied by the average closing prices of the Associated common stock on the Nasdaq National Market over the ten trading days period ending on November 23, 1998.

You may elect to convert part of your shares of Citizens Bankshares common stock into the right to receive shares of Associated common stock and the remainder of your shares into the right to receive a cash payment.

If shareholders approve the merger, an exchange agent appointed by Associated will send you an election form permitting you to elect to receive either shares of Associated common stock or the cash payment. The election form may specify a deadline for the return of your election form. This deadline may be as few as thirteen business days after the date that the election form is mailed. If the election form does not specify a deadline, you will be sent a separate notice specifying the deadline at least eight business days before the deadline. You may revoke or change your election form by submitting an election bearing a later date before the election deadline. It is possible that the actual deadline may be later than the date specified in the election form or the separate notice to you, due to unforeseen delays in completing the merger. The actual deadline is two business days before the date of completion of the merger. A proper cash election also requires that you send your Citizens Bankshares stock certificates and a completed letter of transmittal to the exchange agent before the election deadline. IF YOUR ELECTION FORM IS NOT RECEIVED BY THE DEADLINE YOU WILL RECEIVE SHARES OF ASSOCIATED COMMON STOCK IN THE MERGER REGARDLESS OF YOUR ELECTION.

Associated will not pay more than 50% of the total merger consideration in the form of cash payments, including cash to be paid in lieu of fractional shares and pursuant to the exercise of dissenters' rights. If the amount of the cash payments will exceed 50% of the total merger consideration, Associated will reduce the number of shares receiving a cash payment by the amount necessary to reach 50% and will pay the remainder of the merger consideration in the form of shares of Associated common stock.

IF YOU MAKE A CASH ELECTION, AND IF THE AMOUNT OF CASH PAYMENTS WOULD EXCEED 50% OF THE TOTAL MERGER CONSIDERATION, PART OF YOUR CASH ELECTION WILL BE CHANGED INTO A STOCK ELECTION.

CERTAIN ELECTION CONSIDERATIONS (PAGES 29-30)

     When making your election, you should consider the following:


 .    The cash payment amount will be fixed by the date of the shareholder meeting, but the market value of Associated common stock may change between the shareholder meeting and the election deadline and afterwards.

 .    If you make a cash election, and receive cash, you will not have the risk of declines in the market value of Associated common stock and you will not have the opportunity to profit from increases in the market value of Associated common stock.

 .    There may be materially different tax consequences involved if you elect to receive any cash.

WE ENCOURAGE YOU TO OBTAIN CURRENT MARKET QUOTES FOR ASSOCIATED COMMON STOCK PRIOR TO THE MEETING AND THROUGHOUT THE ELECTION PERIOD.

WE GIVE NO ASSURANCE THAT THE CASH PAYMENT PER SHARE OF YOUR CITIZENS BANKSHARES COMMON STOCK WILL BE MORE OR LESS THAN THE MARKET VALUE OF ASSOCIATED COMMON STOCK RECEIVED FOR YOUR CITIZENS BANKSHARES COMMON STOCK AT THE ELECTION DEADLINE OR ON THE DATE THE MERGER IS COMPLETED.

NONE OF ASSOCIATED, CITIZENS BANKSHARES, ASSOCIATED'S BOARD OF DIRECTORS, OR CITIZENS BANKSHARES' BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO ELECT CASH OR STOCK.

DIVIDEND POLICY OF ASSOCIATED AFTER THE
MERGER (PAGE 38)

After the merger, it is presently expected that dividends will continue at Associated's current quarterly dividend rate of $0.29 per share. Associated's Board of Directors determines the level of dividends to be declared each quarter based on various economic and financial factors.

FEDERAL INCOME TAX CONSIDERATIONS (PAGES 39-42)

We must receive an opinion from Associated's outside counsel stating that, as a general matter, shareholders will not recognize gain or loss for federal income tax purposes as a result of the merger, except if they receive cash for fractional shares, exercise dissenters' rights or elect to receive some or all of the merger consideration in the form of a cash payment.

TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES TO YOU OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS FOR A FULL EXPLANATION OF THE TAX CONSEQUENCES TO YOU OF THE MERGER.

FAIRNESS OPINION OF FINANCIAL ADVISOR (PAGES 23-27)

In deciding to approve the merger, the Board of Directors of Citizens Bankshares considered the opinion of its financial advisor, Howe Barnes Investments Inc., as to the fairness of the merger to shareholders from a financial point of view.

The financial advisor performed several analyses in connection with delivering its opinion, including the following:

 .    examining Associated's historical stock prices;

 .    comparing Associated to other publicly traded bank holding companies;

 .    comparing the merger to other transactions; and

 .    estimating the relative values and contributions to Associated and Citizens
     Bankshares based on past and estimated future performance.

This opinion is attached as Exhibit B to this document. WE ENCOURAGE YOU TO READ THE OPINION CAREFULLY.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (PAGE 44)

The change of control arrangements for three officers of Citizens Bankshares or its subsidiaries will be triggered upon completion of the merger. As a result, the employment agreements of these officers will be automatically extended.

LISTING OF ASSOCIATED COMMON STOCK

Associated will file an application to list the shares of Associated common stock to be issued in the merger on the Nasdaq National Market under Associated's current symbol "ASBC."

STATUS OF ASSOCIATED COMMON STOCK (PAGE 38)

Shares of Associated common stock received in the merger will be freely-tradeable except for shares issued to affiliates of Citizens Bankshares. Citizens Bankshares has concluded that its only affiliates are its directors and executive officers and the Estate of Clarence Bleser.

CONDITIONS TO THE MERGER (PAGES 52-53)

We will complete the merger only if several conditions are satisfied, including the following:

 .    Shareholders of Citizens Bankshares vote in favor of the merger agreement;

 .    no legal restraints or prohibitions exist which prevent the merger from being completed;

 .    we receive all necessary regulatory approvals;

 .    Associated's counsel delivers an opinion concerning certain federal income tax consequences of the merger;

 .    The number of shares of Associated common stock that is not issued in the merger due to the exercise of dissenters' rights does not exceed 10% of the maximum number of shares of Associated common stock which could have been issued in the merger; and

 .    Associated receives a satisfactory report from its environmental consultant regarding the environmental condition of Citizens Bankshares' real property.

TERMINATION OF THE MERGER AGREEMENT (PAGES 53-54)

Our boards of directors can jointly agree to terminate the merger agreement at any time without completing the merger. In addition, we can terminate the merger agreement if:

 .    we do not complete the merger by January 31, 1999;

 .    the shareholders of Citizens Bankshares do not vote in favor of the merger agreement;

 .    either party breaches or does not materially comply with the representations or warranties it made or obligations it has under the merger agreement, and, as a result, the conditions to completing the merger cannot be satisfied; or

 .    The Federal Reserve Board or the Wisconsin Department of Financial
     Institutions denies approval of the merger.

REGULATORY APPROVALS (PAGES 32-33)

The merger is subject to prior approval by certain regulatory authorities including the Federal Reserve Board and the Wisconsin Department of Financial Institutions. These approvals have been received.

DISSENTING SHAREHOLDERS' RIGHTS (PAGES 42-44)

Shareholders of Citizens Bankshares who follow certain procedural requirements may be entitled to receive cash in the amount of the fair value of their shares instead of the shares of Associated common stock or cash payment offered pursuant to the merger. The fair value of the shares of Citizens Bankshares common stock would be determined pursuant to Wisconsin law and may or may not be the same as the cash payment offered in the merger.

ANY SHAREHOLDER WHO WISHES TO EXERCISE DISSENTERS' RIGHTS MUST NOT VOTE IN FAVOR OF THE MERGER AGREEMENT AND MUST COMPLY WITH ALL OF THE PROCEDURAL REQUIREMENTS PROVIDED BY WISCONSIN LAW. A COPY OF THE DISSENTERS'

RIGHTS STATUTE IS ATTACHED AS EXHIBIT C TO THIS DOCUMENT. WE ENCOURAGE YOU TO READ THE STATUTE CAREFULLY AND TO CONSULT WITH LEGAL COUNSEL IF YOU DESIRE TO EXERCISE YOUR DISSENTERS' RIGHTS.

ACCOUNTING TREATMENT (PAGE 42)

The merger will be accounted for by Associated under the purchase method of accounting.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

We have made forward-looking statements in this document, and in documents that we incorporate by reference, that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Associated, Citizens Bankshares or the combined company. When we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements.

Shareholders should note that many factors, some of which are discussed elsewhere in this document, could affect the future financial results of Associated, Citizens Bankshares or the combined company and could cause those results to differ materially from those expressed in our forward-looking statements contained or incorporated by reference in this document. These factors include the following:

 .    operating, legal and regulatory risks;

 .    economic, political and competitive forces affecting our banking, securities, asset management and credit services businesses; and

 .    the risk that our analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

                                 RISK FACTORS


     In deciding whether to vote in favor of the Merger, shareholders of Citizens Bankshares should consider the following factors, in addition to the other matters set forth herein.

     Omitted Industry Financial Information. Citizens Bankshares has excluded certain financial disclosures required of bank holding companies under rules promulgated by the Securities and Exchange Commission from the Management's Discussion and Analysis of Financial Condition and Results of Operations of Citizens Bankshares which appears in Exhibit E. The omitted industry financial information relates to, among other things, certain disclosures as to Citizens Bank's investments and deposits. Associated and Citizens Bankshares have determined that as Citizens Bankshares has not been required to make such disclosures in the past to its shareholders, it has not compiled and would be unable to create such financial information from existing financial records without incurring considerable expense, effort and delay. Accordingly, Associated and Citizens Bankshares have determined that the omission of certain bank holding company financial disclosure is not material to the shareholders of Citizens Bankshares.

     Uncertain Legislative and Regulatory Environment. The banking and financial services businesses in which Citizens Bankshares and Associated engage are highly regulated. The laws and regulations affecting such businesses may be changed dramatically in the near future. Such changes could affect the ability of banks to engage in nationwide branch banking and the ability of bank holding companies to engage in non-banking businesses, such as securities underwriting and insurance, in which they have been allowed to engage only on a limited basis. Such changes may also affect the capital that banks and bank holding companies are required to maintain, the premiums paid for or the availability of deposit insurance or other matters directly affecting earnings. Neither Citizens Bankshares nor Associated can predict what changes will occur or the effect that any such changes would have on the ability of the combined entity to compete effectively or to take advantage of new opportunities after the merger.

     Competition. Citizens Bankshares and Associated operate in highly competitive markets. Competition in such markets is likely to increase in light of the changing legislative and regulatory environment. In addition, consolidation and mergers in the banking industry are expected to continue, resulting in stronger and more effective competitors. Neither Citizens Bankshares nor Associated can predict the degree to which competition in the industry will increase in the future or the effect any such increased competition will have on the combined entity.

     Rapid Technological Changes. Evolving technology will play a major role in the processing and delivery of financial services. The effective use of new technology will enable banking and financial service businesses to improve information concerning their customers and markets. It will also enable them to reduce overhead expenses while improving the quality of service to customers. Communications technology will substantially improve the ability of financial institutions to exchange information with their customers and employees. Banks and financial institutions that are unwilling or unable to access this evolving new technology could experience lower earnings and a loss of competitiveness.

     Uncertain Economic Environment. Until recently, banks and financial service companies in the Midwest have experienced a relatively long period of price stability and a growing economy. Price stability enables banks to better protect themselves against interest rate risks. A strong economy enhances the opportunity of the commercial sector of the economy to improve earnings and performance. It also provides an environment for financial institutions to experience positive and profitable growth. Recent economic changes present additional risks for all banks and financial service companies.

     Nature of Business. The financial performance of Citizens Bankshares results primarily from its retail banking activities located in the City of Shawano, Wisconsin and surrounding markets in Northeastern Wisconsin and its consumer finance activities based primarily in Northern Wisconsin. Shareholders of Citizens Bankshares who receive shares of Associated common stock will own an interest in a diversified multi-bank holding company with __ banking offices, substantially all of which are located in various communities throughout Wisconsin, which is engaged in several non-banking businesses including personal property lease financing, commercial and residential mortgage banking, trust services, full service brokerage and discount brokerage services, reinsurance and general insurance agency activities. Financial performance of Associated is accordingly dependent on its activities and the economic factors in such markets and businesses.

     Business Combinations. Associated seeks additional expansion opportunities and accordingly may enter into business combinations with banking and non-banking entities involving the issuance of its shares or payment of cash consideration which may not require a vote of holders of Associated common stock.

     Share Price Fluctuation. The price of shares of Citizens Bankshares common stock is based upon the financial condition of Citizens Bankshares and the market value for similar non-publicly traded bank holding companies and other factors. The share price of Associated common stock on the Nasdaq National Market is by nature subject to the general price fluctuations in the market for publicly-traded equity securities. Such fluctuations are not necessarily related to a change in the financial performance or condition of Associated.

         SELECTED FINANCIAL DATA OF ASSOCIATED AND CITIZENS BANKSHARES
                   (In thousands, except per share amounts)


     The following financial information is provided to aid in your analysis of the financial aspects of the merger. The information regarding Associated Banc-Corp ("Associated") has been derived from audited financial statements for 1993 through 1997 and unaudited financial statements for the six-month periods ended June 30, 1998 and 1997. The information regarding Citizens Bankshares, Inc. (the "Company" or "Citizens Bankshares") has been derived from audited financial statements for 1993 through 1997 and unaudited financial statements for the six-month periods ended June 30, 1998 and 1997. The information is only a summary and you should read it in conjunction with the historical financial statements (and related notes) of Associated contained in Exhibit D hereto and the historical financial statements (and related notes) of Citizens Bankshares contained in Exhibit E hereto. See "Where You Can Find More Information."

     The per share data in the following information is adjusted retroactively for stock splits and stock dividends. Earnings per share are calculated based upon the weighted average shares outstanding.

     The results of Associated and Citizens Bankshares for the six months ended June 30, 1998 are not necessarily indicative of results expected for the entire year.

                                                         AS OF AND FOR THE SIX-
                                                                MONTH PERIODS
                                                               ENDED JUNE 30,            AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------------------------------
                                                             1998           1997               1997         1996         1995
                                                        ----------------------------       -----------  -----------   ----------
ASSOCIATED:                                                      (Unaudited)                   (In thousands, except per share data)
----------
ASSOCIATED:
CONDENSED STATEMENTS OF INCOME:
------------------------------
Net interest income.....................................   $   187,999    $   185,436      $   375,607  $   355,274   $  336,359
Provision for possible loan losses......................         7,133          6,559           31,668       13,695       14,029
Non-interest income.....................................        86,845         61,750           95,976      116,845      104,989
Non-interest expense....................................       144,433        133,657          323,647      293,235      252,927
Income before income taxes and extraordinary item.......       123,278        106,970          116,268      165,189      174,392
Income tax expense......................................        42,414         37,631           63,909       57,487       62,381
Extraordinary item......................................             -              -                -         (686)           -
Net income..............................................        80,864         69,339           52,359      107,016      112,011


SHARE DATA:
----------
Basic earnings per share:
   Income before extraordinary item.....................   $      1.28    $      1.10      $      0.83  $      1.70   $     1.82

   Net income...........................................          1.28           1.10             0.83         1.69         1.82
Diluted earnings per share:
   Income before extraordinary item:....................   $      1.26    $      1.08      $      0.82  $      1.67   $     1.79

   Net income...........................................          1.26           1.08             0.82         1.66         1.79
Cash dividends per share................................          0.46           0.43             0.89         0.76         0.65
Weighted average shares outstanding:
   Basic................................................        63,271         62,938           62,884       63,205       61,386
   Diluted..............................................        64,061         63,987           63,935       64,380       62,473

SELECTED BALANCE SHEET DATA (PERIOD END):
----------------------------------------
Total Assets............................................   $10,561,667    $10,531,246      $10,691,439  $10,123,383   $9,393,609
Stockholders' equity....................................       867,286        842,561          813,693      803,562      725,211

                                                                  AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------------
                                                                    1994                             1993
                                                                  -----------                     ----------
ASSOCIATED:
----------
CONDENSED STATEMENTS OF INCOME:
------------------------------
Net interest income...............................................   $  320,990                    $  298,980
Provision for possible loan losses................................        9,035                        16,441
Non-interest income...............................................       84,155                        95,713
Non-interest expense..............................................      245,310                       240,318
Income before income taxes and extraordinary item.................      150,800                       137,934
Income tax expense................................................       54,203                        49,311
Extraordinary item................................................            -                             -
Net income........................................................       96,597                        88,623



SHARE DATA:
----------
Basic earnings per share:
   Income before extraordinary item...............................   $     1.59                    $     1.50

   Net income.....................................................         1.59                          1.50
Diluted earnings per share:
   Income before extraordinary item:..............................   $     1.55                    $     1.44

   Net income.....................................................         1.55                          1.44
Cash dividends per share..........................................         0.57                          0.50
Weighted average shares outstanding:
   Basic..........................................................       60,748                        59,005
   Diluted........................................................       62,144                        61,518

SELECTED BALANCE SHEET DATA (PERIOD END):
----------------------------------------
Total Assets......................................................   $9,130,522                    $8,448,468
Stockholders' equity..............................................      626,591                       560,722

                                                     AS OF AND FOR THE SIX-MONTH
                                                               PERIODS
                                                           ENDED JUNE 30,           AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------------------------------------------
                                                        1998        1997       1997       1996       1995       1994       1993
                                                     ----------------------  ---------  ---------  ---------  ---------  ---------
CITIZENS BANKSHARES:                                       (Unaudited)
--------------------
CONDENSED STATEMENTS OF INCOME:
------------------------------
Net interest income...............................     $  4,751    $  4,290  $  8,809   $  8,694   $  7,977   $  7,885   $  5,567
Provision for possible loan losses................          197         221     1,922        872      1,624      1,806        292
Non-interest income...............................        1,376         713     1,451      1,518      1,574      1,117      1,015
Non-interest expense..............................        3,643       4,057     9,009      7,937      8,762      7,011      4,854
Income before income taxes........................        2,287         725      (671)     1,403       (835)       185      1,436
Income tax expense (benefit)......................          821         220       701        431       (523)      (117)       418
Net income (loss).................................        1,466         505    (1,372)       972       (312)       302      1,018

SHARE DATA:
----------
Basic net income (loss) per share.................     $  55.14    $  18.98  $ (51.62)  $  36.58   $ (11.72)  $  11.34   $  38.24
Cash dividends per share..........................            -           -      2.00       2.00          -       4.00       4.00
Weighted average shares outstanding...............           27          27        27         27         27         27         27

SELECTED BALANCE SHEET DATA (PERIOD END):
----------------------------------------
Total Assets......................................     $159,905    $171,906  $169,599   $174,554   $190,159   $187,178   $128,130
Stockholders' equity..............................       16,547      16,957    15,109     16,466     15,815     15,301     15,521

                                RECENT RESULTS

  For the nine months ended September 30, 1998, Associated reported net income of $119.3 million, up 12.3 percent compared to the same period in 1997. Earnings were $1.88 per basic share, up 11.2 percent from earnings of $1.69 per basic share in the first nine months of 1997. Diluted earnings per share were $1.86 for the first nine months of 1998, up 12.0 percent from diluted earnings per share of $1.66 for the year-earlier period.

  For the nine months ended September 30, 1998, the Company reported net income of $2.0 million, up 112 percent compared to the same period in 1997. Earnings were $75.28 per share, up 112 percent from earnings of $35.47 per share in the first nine months of 1997.

                             PROPOSED ACQUISITIONS

  On October 1, 1998, Associated announced the signing of a definitive agreement to acquire Windsor Bancshares, Inc. ("Windsor"), in a stock-for-stock merger transaction. Windsor is a $190 million one-bank holding company with its main office in Minneapolis, Minnesota. Subject to regulatory approval and approval by the shareholders of Windsor, this transaction is expected to be completed in the first quarter of 1999.

                    COMPARATIVE STOCK PRICES AND DIVIDENDS

ASSOCIATED COMMON STOCK

     Shares of common stock, par value $0.01 per share, of Associated ("Associated Common Stock") trade on the Nasdaq National Market under the symbol "ASBC." The following table sets forth, for the periods indicated, the high and low sales prices per share as reported on the Nasdaq National Market and the regular cash dividends declared for Associated Common Stock as adjusted to reflect the 6-for-5 stock split declared on January 22, 1997, effected in the form of a 20% stock dividend, paid on March 17, 1997, to shareholders of record on March 5, 1997. Information is also adjusted to reflect the 5-for-4 stock split, effected in the form of a 25% stock dividend, paid on June 12, 1998 to shareholders of record of Associated on June 1, 1998.

                                                               ASSOCIATED COMMON STOCK
                                                     --------------------------------------------------
1996                                                        HIGH             LOW           DIVIDEND
----                                                 --------------------------------------------------
First Quarter...................................           $26.34           $23.50          $0.1800
Second Quarter..................................           $26.34           $25.00          $0.1934
Third Quarter...................................           $26.92           $25.50          $0.1934
Fourth Quarter..................................           $29.17           $26.34          $0.1934

1997
----
First Quarter...................................           $32.40           $27.66          $0.1934
Second Quarter..................................           $31.60           $28.60          $0.2320
Third Quarter...................................           $39.15           $31.20          $0.2320
Fourth Quarter..................................           $47.00           $37.00          $0.2320

1998
----
First Quarter...................................           $43.80           $38.09          $0.2320
Second Quarter..................................           $43.70           $36.25          $0.2320
Third Quarter...................................           $42.38           $31.44          $0.2900

     On February 13, 1998, the last trading day before the announcement of the proposed merger between Associated and Citizens Bankshares, the last sale price of Associated Common Stock as reported on the Nasdaq National Market was $41.50 per share. On October 27, 1998, the last sale price of Associated Common Stock as reported on the Nasdaq National Market was $36.50 per share. Holders of shares of Common Stock, par value $20.00 per share, of the Company ("Company Common Stock") are urged to obtain current market prices for Associated Common Stock.

     On October 27, 1998, there were approximately 10,544 holders of record of Associated Common Stock.

THE COMPANY COMMON STOCK

     The Company Common Stock is not listed on any exchange nor quoted in the over-the-counter market, and no established "bid" or "ask" price is available. In the opinion of the Company, due to the lack of an active market for shares of the Company Common Stock, transactions in Company Common Stock of which the Company is aware are not frequent enough to constitute representative prices. The last sale of Company Common Stock of which the Company is aware was at $636.66 per share on July 28, 1997.

     The Board of Directors of the Company declared a $2.00 per share dividend in December 1996, which was paid in January 1997. In January 1998, the Board of Directors of the Company paid a dividend of $2.00 per share. Pursuant to the merger agreement, the ability of the Company to pay dividends on the Company Common Stock prior to the Effective Time has been restricted. See "The Merger - Pre-Merger Dividend Policy."

     On November 2, 1998, the Record Date for the Special Meeting, there were 137 holders of record of the Company Common Stock.

                     COMPARATIVE UNAUDITED PER SHARE DATA

     The following table sets forth for Associated Common Stock and Company Common Stock unaudited historical and pro forma per share financial information as of and for six months ended June 30, 1998, and as of and for the year ended December 31, 1997. The following data assumes that each outstanding share of Company Common Stock will be converted into 33.75 shares of Associated Common Stock.

     The information presented herein should be read in conjunction with the audited consolidated financial statements of Associated for the year ended December 31, 1997, and the unaudited consolidated financial statements for the six months ended June 30, 1998, attached hereto as Exhibit D, and the audited consolidated financial statements of the Company, including the notes thereto, attached hereto as Exhibit E. See "Where You Can Find More Information."

                                                         As of and for the Six    As of and for the Year
                                                              Months Ended               Ended
                                                             June 30, 1998          December 31, 1997
                                                         ---------------------    ----------------------
ASSOCIATED
Basic Net Income Per Common Share:
  Historical (2).............................                  $  1.28                  $  0.83
  Pro forma (1)..............................                     1.28                     0.79
Diluted Net Income Per Common Share:
  Historical (2).............................                  $  1.26                  $  0.82
  Pro forma (1)..............................                     1.26                     0.78
Dividends Per Common Share:
  Historical (2).............................                  $  0.46                  $  0.89
  Pro forma (3)..............................                     0.46                     0.89
Book Value Per Common Share:
  Historical (2).............................                  $ 13.70                  $ 12.92
  Pro forma (1)..............................                    13.88                    13.12
CITIZENS BANKSHARES
Basic Net Income Per Common Share:
  Historical.................................                  $ 55.14                  $(51.62)
  Pro forma (4)..............................                    43.20                    26.66
Diluted Net Income Per Common Share:
  Historical.................................                  $ 55.14                  $(51.62)
  Pro forma (4)..............................                    42.53                    26.33
Dividends Per Common Share:
  Historical.................................                  $     -                  $  2.00
  Pro forma(4)...............................                    15.66                    29.97
Book Value Per Common Share:
  Historical.................................                  $622.51                  $568.41
  Pro forma (4)..............................                   468.45                   442.80

(1) Associated pro forma per share amounts give effect to the Merger through the issuance of 897,143 shares based upon an exchange ratio of 33.75 shares of Associated common stock for each share of Company common stock. In addition, the estimated goodwill of $7.5 million resulting from the transaction is assumed to be amortized on a straight line basis over 15 years.

(2) Associated historical per share amounts have been adjusted for stock splits and stock dividends.

(3) The Associated pro forma dividends per share amounts represent historical dividends of Associated as adjusted retroactively for the stock splits and stock dividends.

(4) The Company pro forma per share amounts are calculated by multiplying the Associated pro forma per share amounts by 33.75.

                                  INTRODUCTION

     This Proxy Statement/Prospectus is being furnished to holders of the Company Common Stock in connection with the solicitation of proxies by the Company's Board of Directors for use at the Special Meeting of Shareholders of the Company (the "Special Meeting") and at any adjournment or postponement thereof. The Special Meeting will be held at the offices of

Citizens Bank, National Association, 129 East Division Street, Shawano, Wisconsin on November 24, 1998. The Special Meeting will commence at 7:00 p.m.

     At the Special Meeting, the shareholders of the Company will be asked to approve the Agreement and Plan of Merger, dated as of February 17, 1998 (as amended, the "Merger Agreement"), between Associated and Citizens Bankshares, as more fully described herein. The Merger Agreement provides for the merger of Associated and Citizens Bankshares (the "Merger"). See "The Special Meeting," "The Merger," and "Certain Provisions of the Merger Agreement." The approximate date on which this Proxy Statement/Prospectus is first being mailed to shareholders of the Company is on or about November 4, 1998.

                             ASSOCIATED BANC-CORP

     Associated is a diversified multi-bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") pursuant to the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Associated owns directly or indirectly all of the capital stock of 8 commercial banks and a federally chartered thrift located in Wisconsin and Illinois, and all of the capital stock of 30 nonbanking subsidiaries located in Arizona, California, Delaware, Illinois, Missouri, Nevada and Wisconsin. As of September 30, 1998, Associated had total assets of $10.6 billion. The principal executive offices of Associated are located at 112 North Adams Street, P.O. Box 13307, Green Bay, Wisconsin 54307-3307 and its telephone number is (920) 433-3166. See "Certain Information Concerning Associated."

                              THE SPECIAL MEETING

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the Special Meeting, holders of the Company Common Stock will consider and vote upon a proposal to approve the Merger Agreement and any other matters that may properly come before the Special Meeting. For a detailed description of the Merger and the Merger Agreement, see "The Merger" and "Certain Provisions of the Merger Agreement."

REQUIRED VOTE

     The affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock entitled to vote at the Special Meeting is required to approve the Merger Agreement. Each share of the Company Common Stock outstanding on the Record Date (as defined herein) is entitled to one vote. Shareholders of Associated are not required to approve the Merger Agreement and no further corporate authorization by Associated is required to consummate the Merger.

VOTING OF PROXIES

     Shares represented by all properly executed proxies for the Company Common Stock received in time for the Special Meeting will be voted at the Special Meeting in the manner specified by the holders thereof. Proxies which do not contain voting instructions will be voted FOR approval of the Merger Agreement.

     It is not expected that any matter other than that referred to herein will be brought before the Special Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

REVOCABILITY OF PROXIES

     The grant of a proxy on the enclosed form of proxy does not preclude a shareholder from voting in person. A shareholder may revoke a proxy at any time prior to its exercise by delivering to the Secretary of the Company a duly executed proxy or revocation of Proxy bearing a later date or by voting in person at the Special Meeting. Attendance at the Special Meeting will not of itself constitute revocation of a proxy.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

     Only holders of record of the Company Common Stock at the close of business on November 2, 1998 (the "Record Date") will be entitled to receive notice of and to vote at the Special Meeting.

     At the Record Date, 26,582 shares of the Company Common Stock were outstanding. Shares representing a majority of the outstanding shares of the Company Common Stock entitled to vote must be represented in person or by proxy at the Company Meeting in order for a quorum to be present. Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of the Merger Agreement. If a broker or other holder of record indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

SOLICITATION OF PROXIES

     The Company will bear the cost of the solicitation of proxies from its shareholders, except that Associated and the Company will share equally the cost of printing this Proxy Statement/Prospectus and all regulatory filing fees in connection therewith. In addition to solicitation by mail, the directors, officers and employees of the Company may solicit proxies from shareholders of the Company by telephone or telegram, or in person, but will receive no additional compensation for such services.

     SHAREHOLDERS SHOULD NOT RETURN THEIR STOCK CERTIFICATES WITH THEIR PROXY CARDS. AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE TIME, THE COMPANY SHAREHOLDERS WILL BE PROVIDED WITH MATERIALS RELATING TO THE EXCHANGE OF THEIR STOCK CERTIFICATES AND THE ELECTION OF THE FORM OF MERGER CONSIDERATION. SEE "THE MERGER - PROCEDURES FOR THE ELECTION OF THE FORM OF MERGER CONSIDERATION" AND "THE MERGER - CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES."

                                  THE MERGER

     This section of the Proxy Statement/Prospectus describes certain aspects of the proposed Merger. To the extent that it relates to the Merger Agreement, the following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is attached hereto as Exhibit A (including two amendments to the Merger Agreement which are attached hereto as Exhibit A-1 and Exhibit A-2) and is incorporated herein by reference. All shareholders are urged to read the Merger Agreement and the other exhibits to this Proxy Statement/Prospectus in their entirety.

BACKGROUND OF THE MERGER

     The Company experienced rapid growth from its formation in May 1987 as a holding company for Citizens Bank, N.A. (the "Bank" or "Citizens Bank") through 1994. In late 1992, the Company organized Wisconsin Finance Corporation (the "Finance Company") as a wholly-owned subsidiary to operate as a consumer finance company. From 1992 and through 1994 the Finance Company established 17 new offices in Wisconsin and Illinois. During 1994, the Company acquired the Farmers & Merchants Bank, Greenwood, Wisconsin, with assets of approximately $25,000,000. Also in 1994, the Bank opened new branch offices in Appleton and Ripon, Wisconsin.

     In 1995, the Company experienced a series of difficulties attributable to its rapid growth and management deficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" attached hereto as Exhibit E. As a result of such problems, the Company's directors raised the subject of the advisability of a combination with a larger organization having greater resources. However, the first priority of the Company's Board of Directors was to address the specific problems at the Bank and to be responsive to the regulatory agencies with supervisory authority over the Bank and the Company.

     In late 1996, the Bank decided to pursue the sale of the Ripon and Appleton branch offices. An outside consultant (the "Consultant") was retained in January 1997 to evaluate the two branch offices and conduct a competitive bidding process in order to dispose of those offices at an attractive price.

     On February 28, 1997, the Company received an unsolicited letter of intent from a larger organization to acquire the Company for cash, stock and notes at an aggregate price of $21,222,000. The Company's Board of Directors rejected that proposal. In connection with the sale of the Ripon and Appleton branches, in June 1997 two larger organizations submitted preliminary proposals for the acquisition of the entire Company in exchange for stock of the acquiror. One proposal stated a price of $25,000,000 and the other contemplated an aggregate transaction value of 150% of the Company's book value, which would have produced a price of approximately $25,000,000 at that time.

     On June 23, 1997, Clarence Bleser, the Company's majority shareholder and Chairman of the Board, passed away. Following Mr. Bleser's death, Mary Bleser Hayes became Chairwoman of the Board and Robert R. Behnke became President of the Bank and a Director of the Company.

     At the annual meeting of the shareholders on July 30, 1997, the Board of Directors of the Company advised the shareholders that the Company was in the process of retaining a professional advisor to help the Company's Board of Directors understand and develop alternatives relating to the future of the Company, the Bank and the Finance Company. Shortly thereafter, the Company retained the Consultant to assist the Board of Directors of the Company in evaluating a range of strategic options, including the possible sale of the Company.

     In October 1997, the Consultant presented to the Company a valuation analysis and a series of considerations relevant to the formulation of strategies regarding the future of the Company. Utilizing primarily a discounted cash flow analysis, modified to a minor degree by reference to recent comparable transactions, the Consultant computed a fair market value of the Company on a controlling, liquid basis, as of June 30, 1997, of $31,828,000. Such value was presented as the mid-point of a range of possible values within approximately 15% of the mid-point. Furthermore, the Consultant concluded that the value of the Company was highest when including all of its component parts, as distinguished from evaluating each of the component parts (the Greenwood branch of the Bank, the Bank without the Greenwood branch, and the Finance Company) and adding those component parts together.

     The Consultant further advised that, as a general matter, Bank stock prices were at all time highs and acquisition pricing was exceptionally strong. Also, the Consultant advised that the rate of consolidation in the banking industry is expected to remain strong through the year 2000 as institutions seek technological advantages and economies of scale. The Consultant further advised that competitive pressures within the banking industry would likely increase in the foreseeable future, following the passage of interstate banking and branching legislation, increased product diversification and intensified marketing by other banks and other financial service providers, and better efficiency ratios historically maintained by non-bank competitors. As a general matter, the Consultant believed that an internal growth strategy was unlikely to enhance shareholder value as much as a sale or merger into another corporation.

     At a meeting on October 29, 1997, the Board of Directors of the Company discussed the Consultant's analysis and reached the consensus to pursue a sale or merger of the entire Company as the best way to enhance shareholder value.
At the same meeting, the directors also
discussed the manner of sale and in the course of that discussion considered the possibility of pursuing negotiations with Associated alone.

     Historically, Associated has been a significant lender and funding source for the Finance Company. The Company's Board of Directors believed that Associated would be a natural fit with the Company because of Associated's strong presence in Northeastern Wisconsin and absence from the Shawano market area. Also, the Company's Board of Directors considered Associated to be large enough to provide needed expertise and liquidity for the Company and its shareholders but not so large as to be uninterested in the Company. Over the years, from time to time, Associated had informally expressed its interest in pursuing a business combination with the Company. Associated's management had also expressed a strong disinclination to becoming involved in a competitive bidding auction process.

     At the meeting on October 29, 1997, the Board of Directors of the Company decided to contact Associated and invite it to make a proposal. Among the reasons expressed by individual board members for pursing this course of action were that Associated is a natural fit with the Company geographically and culturally and has an interest in entering the consumer finance business; Associated has a commendable tradition of service to community, customers and employees; representatives of Associated have stated that Associated is not interested in pursuing a competitive bidding process so that its participation could be lost; a competitive bidding process takes longer and carries with it greater risk of losing key employees and customer relationships; and Associated and the Company are well known to each other. A meeting with Associated representatives was subsequently held in November 1997.

     On December 1, 1997, Associated proposed a merger of the Company directly into Associated, with each share of Company Common Stock to be converted into 25 shares of Associated Common Stock (the equivalent of 31.25 shares of Associated Common Stock after giving effect to Associated's June 1998 stock dividend).

     On December 5, 1997, the Company's Board of Directors met to consider the Associated proposal. Based on recent market prices of Associated Common Stock in early December 1997, the initial Associated proposal exceeded the mid-point valuation range determined by the Consultant, but did not reach the upper end of the range of values provided by the Consultant. The Company's directors concluded that the Associated proposal appeared to be reasonable but would not justify a decision to not contact other potential acquirors. The Board decided to respond to Associated with a counterproposal using an exchange ratio of 31 shares of Associated stock for each share of Company stock. This response was communicated to Associated on December 6, 1997.

     On December 12, 1997, representatives of Associated proposed an exchange ratio of 27 shares of Associated Common Stock for each share of Company Common Stock (the equivalent of 33.75 shares of Associated Common Stock after giving effect to Associated's June 1998 stock dividend). The Board of Directors of the Company met on the next business day, December 15, 1997, to consider the revised Associated proposal. As of the date of the proposal, the closing price for Associated Common Stock was $54.75 per share. Based upon the market price, the Associated proposal had a nominal value of $39,295,000 which was 23% greater than the Consultant's mid-range valuation and 220% of the Company's then estimated consolidated book value as of December 31, 1997. The Board of Directors unanimously approved an authorization to go forward on the basis of Associated's revised proposal and to proceed with the negotiation of a definitive merger agreement. This response was communicated to Associated on December 15, 1997.

     During the ensuing two months, Associated and the Company proceeded with mutual due diligence and the negotiation of a definitive merger agreement. On February 10, 1998, a draft agreement and plan of merger was considered at a meeting of the Board of Directors of the Company. As of the date of the meeting, the closing price of Associated Common Stock was $52.50 per share. Based on this price, the proposed merger consideration represented an aggregate value of $37,680,000 for the Company, which was 18.4% above the mid-point of the Consultant's valuation. The Company's Board of Directors considered the trading range of Associated Common Stock during the period subsequent to the prior Board meeting of December 15, 1997, which had ranged as low as approximately $47 per share and as high as approximately $59 per share. At $47 per share, the Associated proposal represented an aggregate value of $33,733,000. At $59 per share, the Associated proposal represented an aggregate value of $42,345,000. After extensive review of the proposed merger agreement and discussion of various considerations, the Company's Board of Directors unanimously authorized execution of the Merger Agreement on behalf of the Company. The Merger Agreement was executed by Associated and the Company on February 17, 1998.

     Subsequent to February 17, 1998, Associated and the Company experienced delays as they moved forward with the necessary steps to close the transaction. A major contributing factor to the delays was the application process with the Federal Reserve Board and issues involving effects on competition in the relevant geographic market. (See "The Merger - Regulatory Approvals Required.") In addition, during this time period, market valuations declined for bank stocks generally, including Associated Common Stock. These developments caused Associated and the Company to reconsider some of the terms of the Merger Agreement.

     On October 8, 1998, Associated and the Company executed the First Amendment to Agreement and Plan of Merger (the "First Amendment"). The First Amendment changed the nature of the transaction from a stock-for-stock exchange to permit an election by the Company's shareholders to receive limited amounts of cash instead of Associated Common Stock. (See "The Merger - Merger Consideration".) The First Amendment also established procedures for the exercise of stock or cash elections and made other changes in recognition of a change in accounting treatment from pooling-of-interest to purchase accounting.

     On October 16, 1998, a Second Amendment to the Agreement (the "Second Amendment") was considered at a meeting of the Board of Directors of the Company. The primary purpose of the proposed Second Amendment was to change the date after which either party had the right to unilaterally terminate the Agreement from September 30, 1998 to December 31, 1998, or a later date dependent upon the date of mailing of this Proxy Statement/Prospectus. Because the effect of the proposed Second Amendment was to remove the Company's unilateral right to terminate after September 30, 1998, a date which had already passed, the Board of Directors of the Company considered the Second Amendment as though it was a new agreement with Associated.

     Prior to the meeting of the Board of Directors of the Company on October 16, 1998, Directors of the Company reviewed minutes of prior Board meetings relating to the Merger Agreement, memoranda and correspondence prepared by its counsel Foley & Lardner regarding fiduciary duties of the Directors, and certain publicly available information regarding Associated, including recent filings with the Securities and Exchange Commission, press releases, newspaper articles, and securities analyst's reports. At the meeting, the Board of Directors of the Company reviewed the historical background of the transaction and the terms of the proposed Second Amendment. Foley & Lardner also reviewed with the Board of Directors of the Company their duties and responsibilities in connection with approving the Second Amendment. As of the close of business on the date immediately prior to the October 16, 1998 meeting, the price for Associated Common Stock was $33.75 per share. Based upon such market price, the merger transaction with Associated had a nominal aggregate value of $29,942,000 as of that date. The Board of Directors of the Company also reviewed the range of market prices of Associated Common Stock during the period of discussions with Associated, including the low point of $25.00 per share (which produced a nominal aggregate value of $22,429,000) on October 8, 1998, prior to the execution of the First Amendment and the initiation by Associated of a stock buy-back program.

     At the October 16 meeting, Howe Barnes Investments, Inc. ("HBI") delivered its written opinion to the Board of Directors of the Company that, as of such date and based upon and subject to the matters discussed, the Merger Consideration was fair, from a financial point of view, to the holders of Company Common Stock. The members of the Board of Directors of the Company discussed the presentations they had received at this and other meetings of the Board of Directors and, upon conclusion, unanimously approved the Second Amendment and authorized its execution. The Second Amendment was executed by Associated and the Company on October 27, 1998.

REASONS FOR THE MERGER

     The Company. In considering the Merger, the directors of the Company reviewed the terms and conditions of the proposed Merger Agreement, along with certain business and financial information relating to Associated and the Company. In reaching the conclusion to approve the Merger Agreement, the Board of Directors of the Company considered a number of factors, including the following:

     1. The Merger will increase the financial strength and resources of the Company enabling it to better serve its customers and to be more competitive with other banks and finance companies doing business in the Company's geographic markets.

     2. The marketability and liquidity of Associated Common Stock and the Associated dividend history and rate compare favorably to the illiquidity and lack of marketability of the Company Common Stock and the dividend history of the Company Common Stock.

     3. The tax free nature of the Merger for federal income tax purposes would permit the Company shareholders who elect to receive shares of Associated Common Stock in the Merger to defer federal income taxation under certain circumstances.

     4. The potential for future appreciation of Associated Common Stock is greater than the potential for appreciation of Company Common Stock due to Associated's greater market capitalization and financial resources and the possibility of future business combinations.

     5. The financial terms of the Merger compare favorably to other recent business combinations in the financial services industry and the range of values provided to the Board of Directors of the Company by the Company's professional advisors.

     6. The Company and other financial institutions face uncertain current and future economic and competitive environments, characterized by consolidation and increasing competition and technological change.

     7. The Merger will have a favorable impact on the Company's employees and customers.

     8. The financial advice rendered by HBI that the consideration to be paid in the Merger is fair to the holders of Company Common Stock from a financial point of view. (See "The Merger - Opinion of Financial Advisor to the Company".)

     The Company's Board of Directors also discussed and recognized the fact that the market price of Associated Common Stock would fluctuate between the date of the Merger Agreement and the date of the closing of the Merger, as well as thereafter.

     While each member of the Company's Board of Directors evaluated each of the foregoing as well as other factors, the Board of Directors collectively did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Company's Board of Directors collectively made its determination with respect to the Merger based on its unanimous conclusion that the Merger, in light of the factors that each of them individually considered as appropriate, is fair and in the best interests of the Company and its shareholders.

     Associated. Prior to authorizing the Merger, Associated's Board of Directors considered, among other things, the improving financial performance and condition, business operations, capital levels, asset quality and future growth prospects of the Company. The Board also considered the benefits to Associated of expanding in Northeastern Wisconsin by acquisition of the Company as opposed to the opening of a new branch bank, the positive impact of the Merger on Associated by enhancing its visibility in the region and the terms of the Merger Agreement.

     Associated's Board of Directors believes the Merger will (i) result in operational and managerial efficiencies which will better enable the Company to contain costs and grow more rapidly than historic growth rates; (ii) result in the Company having greater financial strength, increased competitiveness and market diversification, thereby also benefiting Associated and its customers; and (iii) result in an increase in long-term shareholder value for the shareholders of Associated.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY

     The Board of Directors of the Company has determined that the terms of the Merger are fair to, and in the best interests of, the Company, and its shareholders for the reasons stated immediately above.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS A VOTE FOR APPROVAL OF THE MERGER AGREEMENT.
                                ---

OPINION OF FINANCIAL ADVISOR TO THE COMPANY

     At the meeting of the Board of Directors of Citizens Bankshares on October 16, 1998, at which the terms of the proposed Merger were discussed and considered, HBI rendered a written opinion to the Company's Board of Directors that, as of the date of such opinion and based upon the matters set forth in such opinion, the Merger Consideration was fair, from a financial point of view, to the holders of Company Common Stock. (HBI has confirmed its October 16, 1998, opinion by delivery of an updated written opinion to the Company's Board of Directors dated the date of this Proxy Statement/Prospectus stating that, as of the date hereof and based on the matters set forth in such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock).

     THE FULL TEXT OF HBI'S OPINION DATED THE DATE HEREOF, WHICH SETS FORTH ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITS ON THE REVIEW UNDERTAKEN BY HBI, IS ATTACHED AS EXHIBIT B AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE HBI OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION HOLDERS OF COMPANY COMMON STOCK ARE URGED TO READ THE HBI OPINION IN ITS ENTIRETY.

     HBI's opinion as expressed herein is limited to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock and does not address the Company's underlying business decision to proceed with the Merger, nor does it express an opinion as to the prices at which shares of Associated Common Stock issued in the Merger may trade if and when they are issued or at any future time. The opinion is directed only to the Merger Consideration in the Merger and does not constitute a recommendation to any holder of Company Common Stock as to how such holder should vote with respect to the Merger Agreement at any meeting of holders of Citizens Common Stock.

     HBI, as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. The Company's Board of Directors selected HBI on the basis of its familiarity with the financial services industry, its qualifications, ability, previous experience, and its reputation with respect to such matters.

     For purposes of its opinion dated the date hereof and in connection with its review of the proposed transaction with Associated, HBI, among other things:
(i) participated in discussions with representatives of the Company concerning the Company's financial condition, businesses, assets, earnings, prospects, and such senior management's views as to its future financial performance; (ii) reviewed the terms of the Merger Agreement, as amended; (iii) reviewed this Proxy Statement/Prospectus; (iv) reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of Citizens and Associated, including those included in Associated's Annual Reports or Form 10-K for the years ended December 31, 1997, 1996 and 1995 and Associated's Quarterly Reports or Form 10-Q for the periods ended June 30, 1997, September 30, 1997, March 31, 1998 and June 30, 1998, as well as other internally generated reports relating to asset/liability management, asset quality, and so forth; (v) reviewed certain financial forecasts and projections of Citizens Bankshares prepared by its management and reviewed publicly available information, earnings estimates, and research reports available for Associated; (vi) discussed and reviewed certain aspects of the past and current business operations, financial condition, and future prospects of Citizens Bankshares with certain members of management; (vii) reviewed reported market prices and historical trading activity of Associated Common Stock; (viii) reviewed certain aspects of the financial performance of Citizens Bankshares and Associated and compared such financial performance of Citizens Bankshares and Associated, together with stock market data relating to Associated Common Stock, with similar data available for certain other financial institutions and certain of their publicly traded securities; and (ix) reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions.

     In conducting its review and rendering its opinion dated the date hereof, HBI assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to HBI by Citizens Bankshares, Associated, and their respective representatives, and of the publicly available information that was reviewed by HBI. HBI is not an expert in the evaluation of allowances for loan losses and has not independently verified such allowances, and has relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Citizens Bankshares and Associated at December 31, 1997 and June 30, 1998, are adequate to cover such losses and complied fully with applicable law, regulatory policy, and sound banking practice as of the date of such financial statements. HBI was not retained to and did not conduct a physical inspection of any of the properties or facilities of Citizens Bankshares or Associated, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Citizens Bankshares or Associated, and was not furnished with any such evaluation or appraisal. HBI's opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

     The following is a brief summary of the analyses presented by HBI to the Company's Board of Directors in connection with HBI's written opinion.

     Stock Trading History. HBI examined the history of trading prices and volume for Associated Common Stock and the relationship between the movements of such trading prices to movements of the Standard & Poor's 500 Index, other financial indices, and of the trading prices of the common stocks of the companies in the Associated Peer Group (consisting of Commerce Bancshares, Inc., BOK Financial Corporation, Community First Bankshares, Inc., First Merit Corporation, Old National Bancorp, Provident Financial Group, Inc., TCF Financial Corporation, UMB Financial Corporation, M&I Corporation and Old Kent Financial Corporation). The 10 companies in the Associated Peer Group are between $5.5 billion and $21.0 billion in assets and operate in an economic, geographic, and demographic environment that HBI deemed to be similar to the environment in which Associated operates. Comparative financial statistics were reviewed and particular attention was given to the one-year period leading up to the date of the fairness opinion.

     The Company Common Stock is not quoted on an organized exchange and no active trading market has developed for the Company Common Stock.

     Comparable Company Analysis. HBI calculated, reviewed, and compared selected publicly-available financial data and ratios (at or for the twelve months ended June 30, 1998) and trading multiples (as of October 14, 1998) for Associated to the corresponding ratios and multiples of the Associated Peer Group. The trading multiples used in comparing Associated to the Associated Peer Group were market price as a multiple of: (i) book value (which was 2.30x for Associated as compared to a median of 2.24x for the Associated Peer Group);
(ii) tangible book value (which was 2.39x for Associated as compared to a median of 2.75x for the Associated Peer Group); (iii) earnings per share ("EPS") for the twelve months ended June 30, 1998 (which was 17.4x for Associated compared to a median of 16.3x for the Associated Peer Group); (iv) 1998 estimated EPS (which was 13.0x for Associated compared to a median of 15.5x for the Associated Peer Group); and (v) 1999 estimated EPS (which was 12.0x for Associated compared to a median of 14.1x for the Associated Peer Group). HBI used earnings estimates as published by the Institutional Brokers Estimate System ("IBES"), where available, for the companies comprising the Associated Peer Group. IBES is a data service which monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors. Where IBES estimates were not available, HBI used consensus earnings estimates from alternative publicly-recognized earnings estimate services.

     Since the Company Common Stock does not trade on any organized exchange and an active market for the Company Common Stock has not developed, no relevant data on which to compare the Company to peer groups exists.

     Comparable Transaction Analysis. As part of its analyses, HBI reviewed 19 completed or pending comparable mergers and acquisitions of commercial banks, thrifts, and bank and thrift holding companies ("National Comparative Transactions"). Total assets of these Transactions were between $103.5 million and $259.6 million, with a median of $161.3 million. Median capitalization was 8.34% and median nonperforming assets as a percentage of assets was 2.24%. The National Comparative Transactions were selected based on similarity to certain balance sheet characteristics of Citizens Bankshares. All were announced between January 14, 1997 and September 16, 1998. For each transaction for which data was available, HBI calculated the multiple of the offer value to the acquired company's: (i) EPS for the twelve months preceding ("LTM"); (ii) book value per share; and (iii) premium to core deposits.

     National Comparative Transactions. The calculations for the National Comparative Transactions yielded a range of multiples of offer value to LTM EPS of 9.90 to 45.76x, with a median of 18.17x and a mean of 21.92x; a range of multiples of offer value to book value of 1.28x to 3.00x, with a median of 1.79x and a mean of 1.98x; a range of multiples of offer value to tangible book value of 1.31x to 3.00x, with a median of 1.79x and a mean of 1.99x; and a range of percentages of offer value premium to core deposits of 1.8% to 32.8%, with a median of 8.8% and a mean of 11.1%.

     HBI compared these multiples with the corresponding multiples for the Merger, valuing the Merger Consideration at $1,063.13 per share, based upon a market price for Associated Common Stock of $31.50 per share, which was the closing price on October 14, 1998. In calculating the multiples for the Merger, HBI used the Company's EPS for the twelve months ended June 30, 1998, and book value per share and core deposits as of June 30, 1998. Since the Company reported a loss for the 12 months ended June 30, 1998, pricing as a multiple of reported earnings is not meaningful. However, on a core earnings basis, with estimated core earnings of $1.6 million, HBI calculated that the Merger Consideration represented multiples of 17.1x the Company's LTM core earnings, 1.71x its book value per share, 1.80x its tangible book value per share, and a core deposit premium of 11.4%.

     No company or transaction used in the above analyses as a comparison is identical to Citizens Bankshares, Associated, or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial operating characteristics, including, among other things, differences in revenue composition and earnings performance among the companies, and other facts that could affect the public trading value of the companies to which they are being compared.

     Discounted Cash Flow Analysis. Using discounted cash flow analysis, HBI estimated the future dividend streams that Citizens Bankshares could produce over the period from January 1, 1998, through December 31, 2002, assuming an annual asset growth rate of 3.0%; and further assumed Citizens performed in accordance with recent historical trends (after adjusting for one-time gains and losses) and the future outlook of Citizens Bankshares management. HBI calculated terminal values as a perpetuity with an asset growth rate of 2.0%. The dividend streams and terminal value were discounted to present values, using a discount rate of 12.0%, which reflects the required rates of return to holders and prospective buyers of Company Common Stock. HBI estimated a range of terminal values by applying multiples ranging from 15 times to 22 times estimated year-end 2002 net income. The range of terminal multiples was chosen based on past and current trading multiples of institutions similar to Citizens Bankshares and past and current multiples of comparable merger and acquisition transactions. The range of present values of Citizens Bankshares resulting from this analysis was $24.7 million to $31.7 million.

     In connection with its written opinion dated as of the date of this Proxy Statement/Prospectus, HBI performed procedures to update certain of its analyses and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith. In updating its opinion, HBI did not utilize any methods of analysis in addition to those described.

     The foregoing is a summary of the material financial analyses performed by HBI and presented to the Company's Board of Directors, but does not purport to be a complete description of the analyses performed by HBI. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Furthermore, in arriving at its opinion, HBI did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying HBI's opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be HBI's view of the actual value of Citizens Bankshares, or the current or future trading price for Associated Common Stock.

     In performing its analyses, HBI made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Citizens Bankshares and Associated. The analyses performed by HBI are not necessarily indicative of actual values of future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of HBI's analysis of the fairness of the Merger Consideration, from a financial point of view, to the holders of Company Common Stock. The analyses do not purport to be appraisals or to reflect the prices at which a company or its securities may actually be bought or sold.

     Pursuant to the terms of a letter agreement dated June 9, 1998 and amended October 15, 1998, Citizens Bankshares agreed to pay HBI for its services in connection with the Merger, including the rendering of its opinion. Citizens Bankshares agreed to pay HBI a fee of $75,000. In addition, Citizens agreed to indemnify HBI against certain liabilities arising out of its engagement, including liabilities under the federal securities laws.

MERGER CONSIDERATION

     Upon consummation of the Merger, each share of the Company Common Stock outstanding at the Effective Time will be converted, at the election of each holder of shares of Company Common Stock, into the right to receive either (the "Merger Consideration"):

     (1) 33.75 shares of Associated Common Stock (subject to the provisions with respect to fractional shares described below); or

     (2) a cash payment equal to 33.75 multiplied by the average closing prices of a share of Associated Common Stock as quoted on the Nasdaq National Market during the ten-day trading period ending on the business day prior to the date of the Special Meeting (the "Cash Consideration").

     The allocations of Cash Consideration and/or shares of Associated Common Stock that a holder of shares of Company Common Stock may receive will depend on
(a) the stated preference of the shareholder on the form of election which will be delivered to the shareholder after the Special Meeting (the "Election Form"), and (b) the proration procedures to be applied if the amount of the cash payments to be made pursuant to elections to receive Cash Consideration, cash to be paid in lieu of fractional shares and cash to be paid to shareholders who exercise dissenters' rights under Wisconsin law ("Dissenting Shareholders") would exceed 50% of the total amount of the Merger Consideration. See "The Merger - Procedures for Election of the Form of Merger Consideration" and "The Merger - Limit on Cash Consideration Payable in the Merger."

     The Merger Agreement provides that if, subsequent to October 5, 1998 and prior to the Effective Time, Associated pays a stock dividend or makes a distribution on Associated Common Stock in shares of Associated Common Stock or any security convertible into Associated Common Stock or combines or subdivides the Associated Common Stock, then the Merger Consideration will be appropriately adjusted to reflect such stock dividend, distribution, combination or subdivision.

PROCEDURES FOR ELECTION OF THE FORM OF MERGER CONSIDERATION

     As soon as reasonably practicable after the approval of the Merger by the holders of Company Common Stock, a bank or trust company designated by Associated (the "Exchange Agent") will mail an Election Form to each holder of record of shares of Company Common Stock. Each Election Form will permit the holder of shares of Company Common Stock, other than a holder of shares of Company Common Stock who exercises dissenters' rights (a "Dissenting Shareholder"), to (a) elect to receive Associated Common Stock with respect to all or a portion of such holder's Company Common Stock (a "Stock Election") and/or (b) elect to receive cash with respect to all or a portion of such holder's Company Common Stock (a "Cash Election"). Any holder of shares of Company Common Stock who does not submit an effective, properly completed Election Form to the Exchange Agent on or before 5:00 P.M., Central Time, on the business day that is two business days prior to the Effective Time (the "Election Deadline") shall be deemed to have made a Stock Election. Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. The Exchange Agent will mail written notice of the scheduled Effective Time (and assumed Election Deadline) to Company shareholders of record as soon as practicable but in no event less than eight business days prior to the Effective Time. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials. Any Election Form may be revoked or changed by the person submitting such Election Form prior to the Election Deadline.

LIMIT ON CASH CONSIDERATION PAYABLE IN THE MERGER

     Pursuant to the Merger Agreement, the aggregate amount of (a) Cash Consideration, (b) cash paid to Dissenting Shareholders, and (c) cash paid in lieu of fractional shares (collectively, the "Total Cash Payments") shall not be more than 50% of the aggregate consideration to be received by holders of Company Common Stock as of the Effective Time. For these purposes, the cash paid to Dissenting Shareholders will be deemed to equal the product of the number of shares of Company Common Stock held by Dissenting Shareholders multiplied by the greater of (a) the Cash Consideration or (b) the product of 33.75 multiplied by the average of the high and low trading prices of a share of Associated Common Stock as quoted on the Nasdaq National Market on the Effective Time. Also for these purposes, the total Merger Consideration will be deemed to be equal to the sum of (a) the Total Cash Payments plus (b) the product of the number of whole shares of Associated Common Stock issued in the Merger multiplied by the average of the high and low trading prices of a share of Associated Common Stock as quoted on the Nasdaq National Market on the Effective Time. If the number of Cash Election Shares is such that the amount of Total Cash Payments exceeds 50% of the aggregate Merger Consideration, Associated and the Company will reduce the number of Cash Election Shares by the number necessary to cause the Total Cash Payments to be 50% of the Merger Consideration and 50% of the Merger Consideration to be Associated Common Stock. The number of Cash Election Shares which may not be so converted into Cash Consideration will be converted into Stock Election Shares and exchanged for Associated Common Stock. The reduction in Cash Election Shares will be made pro rata among the shareholders of the Company making Cash Elections based upon the number of shares of Company Common Stock for which each such shareholder has made a Cash Election.

CERTAIN ELECTION CONSIDERATIONS

     In making a Stock Election or a Cash Election, Company shareholders are urged to consider that the Cash Consideration will be determined and fixed by the date of the Special Meeting, but the market value of Associated Common Stock may change between the date of the Special Meeting and the Election Deadline or the Effective Time. The Effective Time cannot occur before fifteen business days after the Election Forms are mailed to Company shareholders, and the Effective Time may occur later. The Election Deadline is determined by reference to the Effective Time and is two business days prior to the Effective Time. Company shareholders should also consider that a shareholder making a Cash Election, to the extent cash is received, will not be subject to the risk of declines in the market value of Associated Common Stock but will not have the opportunity to profit from increases in the market value of Associated Common Stock. Company shareholders should also consider that there may be materially different tax consequences involved in electing to receive Cash Consideration, as described below under "The Merger - Certain Material Federal Income Tax Consequences". Company shareholders should note that an Election Form may be revoked or changed if notice of revocation or a replacement Election Form is received by the Exchange Agent before the Election Deadline and that a proper Cash Election also requires that Citizens Bankshares stock certificates and duly executed transmittal materials be received by the Exchange Agent.

     COMPANY SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTES FOR ASSOCIATED COMMON STOCK PRIOR TO THE SPECIAL MEETING AND THE ELECTION DEADLINE. NO ASSURANCE CAN BE GIVEN THAT THE CASH CONSIDERATION PER SHARE OF CITIZENS BANKSHARES COMMON STOCK WILL BE MORE OR LESS THAN THE MARKET VALUE OF ASSOCIATED COMMON STOCK RECEIVED IN EXCHANGE FOR A SHARE OF CITIZENS BANKSHARES COMMON STOCK, AS OF THE ELECTION DEADLINE OR THE EFFECTIVE TIME OR THE DATE OF RECEIPT OF ASSOCIATED COMMON STOCK BY A SHAREHOLDER MAKING

A STOCK ELECTION. NONE OF ASSOCIATED, THE COMPANY, ASSOCIATED'S BOARD OF DIRECTORS, OR THE COMPANY'S BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY COMPANY SHAREHOLDER AS TO WHETHER TO MAKE A STOCK ELECTION OR A CASH ELECTION.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     At the Effective Time and without any action on the part of Associated, the Company or the holders of the Company Common Stock, each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by Company shareholders exercising their dissenters' rights under the Wisconsin Business Corporation Law (the "WBCL")) shall be converted into the right to receive the Merger Consideration. See "The Merger Dissenters' Rights." All such shares of the Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each stock certificate previously representing any such shares of the Company Common Stock (other than shares held by dissenting shareholders as described above) shall thereafter represent the right to receive the Merger Consideration into which such Company Common Stock has been converted. Certificates previously representing shares of the Company Common Stock shall be exchanged for the Merger Consideration to which such shares are entitled upon the surrender of such certificates as provided below. No fractional share of Associated Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made as provided below.

     As of the Effective Time, Associated shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of the Company Common Stock and for exchange in accordance with the terms of the Merger Agreement, certificates representing the shares of Associated Common Stock, and an amount sufficient to pay the Cash Consideration and to make any cash payments in lieu of fractional shares (such certificates for shares of Associated Common Stock to be exchanged for the Company Common Stock, together with such cash amount the "Company Exchange Fund") issuable pursuant to the terms of the Merger Agreement in exchange for outstanding shares of the Company Common Stock. It is anticipated that Harris Trust and Savings Bank will serve as the Exchange Agent.

     As soon as reasonably practicable after the approval of the Merger by the shareholders of the Company, the Exchange Agent shall mail to each holder of record of a certificate which immediately prior to the Effective Time represented outstanding shares of the Company Common Stock whose shares were converted into the right to receive the Merger Consideration, (i) a letter of transmittal, (ii) instructions for use in effecting the surrender of the certificates representing shares of the Company Common Stock in exchange for the Merger Consideration and (iii) an Election Form. At the Effective Time and upon surrender of a certificate previously representing shares of the Company Common Stock to the Exchange Agent together with such duly executed letter of transmittal and, for shareholders electing Cash Consideration, a duly executed Election Form, the holder of such certificate shall receive in exchange therefor
(i) a certificate representing that number of whole shares of Associated Common Stock to which such holder is entitled and cash in lieu of fractional shares, if any, and/or (ii) a cash payment of the Cash Consideration to which such holder is entitled, and the certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the certificate representing such shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each certificate previously representing shares of the Company Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such certificate is entitled.

     THE COMPANY SHAREHOLDERS SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE EXCHANGE AGENT WITHOUT A LETTER OF TRANSMITTAL NOR RETURN THEIR STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     No dividends or other distributions declared or made after the Effective Time with respect to Associated Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate with respect to the shares of Associated Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder, until such certificate is surrendered. Subject to the effect of applicable laws, following surrender of any such certificate, after the Effective Time, there shall be paid to the holder of said certificate, which represents whole shares of Associated Common Stock issued in exchange therefor, without interest,
(i) promptly, the amount of cash payable with respect to a fractional share of Associated Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time paid with respect to such whole shares of Associated Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time, but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Associated Common Stock.

     The Merger Consideration issued upon conversion of the shares of the Company Common Stock shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of the Company Common Stock.

     No certificates or scrip representing fractional shares of Associated Common Stock shall be issued upon the surrender for exchange of the certificates, and such fractional share interest will not entitle the owner thereof to vote or to any rights as a shareholder of Associated. Each holder of a fractional share interest shall be paid an amount in cash equal to the product obtained by multiplying such fractional share interest to which such holder would otherwise be entitled by the average of the daily closing prices of a share of Associated Common Stock as quoted on the Nasdaq National Market during the ten consecutive trading day period ending three business days prior to the Effective Time. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall notify Associated and Associated shall make available such amounts to such holders of such fractional share interests subject to and in accordance with the terms of the Merger Agreement, as relevant.

     Any portion of the Exchange Fund which remains undistributed to the shareholders of the Company for six months after the Effective Time shall be delivered to Associated, upon demand, and any shareholders of the Company who have not theretofore complied with the procedures described above shall thereafter look only to Associated for payment of their claim for the Merger Consideration and any dividends or distributions with respect to Associated Common Stock.

     Neither Associated nor the Company shall be liable to any holder of shares of the Company Common Stock for any such shares of the Company Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

     Associated shall be entitled to deduct and withhold from any cash consideration payable pursuant to the Merger Agreement to any holder of shares of the Company Common Stock such amounts as Associated is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law.

     At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of shares of the Company Common Stock thereafter on said record books. From and after the Effective Time, the holders of certificates shall cease to have any rights with respect to such shares of the Company Common Stock except as otherwise provided in the Merger Agreement, or by law. On or after the Effective Time, any certificates presented to the Exchange Agent or Associated for any reason shall be converted into the Merger Consideration to which the holder of such certificate is entitled in accordance with the terms of the Merger Agreement as described above.

REGULATORY APPROVALS REQUIRED

     Federal. The Merger is subject to prior approval by the Federal Reserve Board under the BHC Act, which requires that the Federal Reserve Board take into consideration, among other factors, the financial and managerial resources and future prospects of the respective institutions and the convenience and needs of the communities to be served. The BHC Act prohibits the Federal Reserve Board from approving the Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board also has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position. Furthermore, the Federal Reserve Board must also assess the records of the bank subsidiaries of Associated and the Company under the Community Reinvestment Act of 1977, as amended (the "CRA"). The CRA requires that the Federal Reserve Board analyze, and take into account when evaluating an application, each bank's record of meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with safe and sound operation.

     Under the BHC Act, the Merger may not be consummated until up to 30 days following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. Although a challenge is improbable, there can be no assurance that the Department of Justice will not challenge the Merger or, if such a challenge is made, as to the result thereof. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically orders otherwise. The BHC Act provides for the publication of notice and public comment on the applications and authorizes the regulatory agency to permit interested parties to intervene in the proceedings.

     Associated filed an application with the Federal Reserve Bank of Chicago (the "Federal Reserve Bank") that was accepted for filing by the Federal Reserve Bank on September 17, 1998 and approved on October 23, 1998.

     Wisconsin. The Merger is also subject to prior approval by the Wisconsin Department of Financial Institutions (the "Wisconsin Department") under Section
221.0901 of the Wisconsin Statutes which requires that the Wisconsin Department take into consideration (i) the financial and managerial resources and future prospects of the respective institutions and whether the transaction would be contrary to the best interests of the shareholders or customers of the bank or bank holding company to be acquired; (ii) whether the action would be detrimental to the safety and soundness of the respective institutions or any subsidiary or affiliate of the respective institutions; (iii) the record of performance, management, financial responsibility and integrity, and the CRA rating of the applicant; and (iv) whether, upon consummation of the transaction, the applicant would control in excess of 30% of the total amount of deposits of insured depository institutions in Wisconsin as specified under federal banking law.

     Associated filed an application with the Wisconsin Department on May 15, 1998 which was accepted for processing on the date filed and approved on August 31, 1998.

     General. The Merger cannot proceed in the absence of all requisite regulatory approvals. See "Certain Provisions of the Merger Agreement - Conditions to Consummation of the Merger." In the Merger Agreement, Associated and the Company have agreed to take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed with respect to the Merger, including furnishing information to the Federal Reserve Board or in connection with approvals or filings with other governmental entities. Associated and the Company have also agreed to take all reasonable action necessary to obtain approvals of the Federal Reserve Board, the Wisconsin Department and other governmental entities. However, the obligation to take reasonable actions is not to be construed as including an obligation to accept any terms or conditions to an agreement or other approval of, or any exemption by, any party that are not customarily contained in approvals of similar transactions granted by such regulators or if Associated in good faith determines that such terms or conditions would have a material adverse effect on its business or financial condition or would materially detract from the value of the Company to Associated. There can be no assurance that any regulatory approvals will not contain a term or condition that causes such approvals to fail to satisfy the conditions described above under "Certain Provisions of the Merger Agreement - Conditions to Consummation of the Merger."

     Associated and the Company are not aware of any other governmental approvals or actions that are required for consummation of the Merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained and, if such approvals or actions are obtained, there can be no assurance as to the timing thereof.

THE EFFECTIVE TIME

     The Merger will be consummated and will become effective upon the filing of Articles of Merger with the Department of Financial Institutions of the State of Wisconsin (the "Effective Time"). The filing with respect to the Merger will occur as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions to the Merger as set forth in the Merger Agreement, provided that the Effective Time will not be less than 15 days after the date the Election Forms are mailed to the holders of Company Common Stock . The Merger Agreement may be terminated by either party if, among other reasons, the Merger is not consummated on or before January 31, 1999. Upon consummation of the Merger, the Company will be merged into Associated and will not continue its separate existence or operations, to which Associated as the surviving corporation will succeed. See "Certain Provisions of the Merger Agreement -Conditions to Consummation of the Merger" and "Certain Provisions of the Merger Agreement - Termination."

DESCRIPTION OF ASSOCIATED COMMON STOCK ISSUABLE IN THE MERGER

     The following description of Associated Common Stock issuable in the Merger is a summary and is qualified in its entirety by reference to the terms of such security, which is incorporated by reference herein and is set forth in full in
Article III of Associated's Articles of Incorporation. The description set forth below is subject in all respects to the WBCL and Associated's Articles of Incorporation.

     Harris Trust and Savings Bank is the transfer agent and registrar for all outstanding Associated Common Stock.

     THE FOLLOWING DESCRIPTION OF ASSOCIATED COMMON STOCK SHOULD BE READ CAREFULLY BY THE COMPANY SHAREHOLDERS SINCE, AT THE EFFECTIVE TIME, THE COMPANY SHAREHOLDERS MAY RECEIVE PART OR ALL OF THE MERGER CONSIDERATION IN THE FORM OF SHARES OF ASSOCIATED COMMON STOCK.

     General. Associated has one class of common stock, the Associated Common Stock. Of the 100,000,000 shares of Associated Common Stock authorized, 62,504,895 shares were outstanding as of October 27, 1998, exclusive of shares held in its treasury. Of the 750,000 shares of Associated preferred stock with a par value of $1.00 per share authorized, none were issued and outstanding as of the Record Date.

     Dividend Rights. Dividends on Associated Common Stock will be payable out of the assets of Associated legally available therefor as, if and when declared by the Associated Board of Directors. No share of Associated Common Stock is entitled to any preferential treatment with respect to dividends.

     Voting Rights. Each holder of Associated Common Stock will be entitled at each shareholders' meeting of Associated, as to each matter to be voted upon, to cast one vote, in person or by proxy, for each share of Associated Common Stock registered in his or her name on the stock transfer books of Associated. Such voting rights are not cumulative.

     Rights Upon Liquidation. Subject to the rights of holders of any Associated preferred stock which may be issued from time to time, in the event of liquidation, dissolution or winding up of Associated, whether voluntary or involuntary, the holders of Associated Common Stock will be entitled to receive all assets of Associated remaining for distribution to its shareholders, on a pro rata basis.

     Miscellaneous. Shares of Associated Common Stock are not convertible into shares of any other class of capital stock. Shares of Associated Common Stock are not and will not be entitled to any preemptive or subscription rights. The issued and outstanding shares of Associated Common Stock are fully paid and nonassessable (except as otherwise provided under the WBCL).

COMPARISON OF SHAREHOLDER RIGHTS

     The following is a summary of material differences between the rights of holders of Company Common Stock and Associated Common Stock. As the Company and Associated are both incorporated under the laws of the State of Wisconsin, rights of shareholders are substantially similar. Differences in the rights of shareholders of the Company and Associated generally arise from differences between the provisions of Associated's Articles of Incorporation and By-laws and those of the Company. Shareholders of the Company, whose rights are governed by the Company's Articles of Incorporation, By-laws and the WBCL will, on consummation of the Merger, become shareholders of Associated to the extent that they receive the Merger Consideration in the form of shares of Associated Common Stock. Their rights as Associated shareholders will then be governed by Associated's Articles of Incorporation and By-laws and by the WBCL. The following is a summary of the material differences between the rights of shareholders of the Company and the rights of shareholders of Associated.

     AUTHORIZED CAPITAL STOCK

     The Company. Under the Company's Articles of Incorporation, the aggregate number of shares which it is authorized to issue is 100,000 shares of one class of common stock, $20.00 par value. All shares of the Company Common Stock are identical in rights and have one vote. The holders of the Company Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company from funds legally available therefor and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. The Company has no authorized shares of preferred stock and, accordingly, the rights of holders of Company Common Stock to receive dividends or payment in the event of voluntary or involuntary dissolution, liquidation or winding up of the Company are not subject to the prior satisfaction of the rights of any other shareholders.

     Associated. Under Associated's Articles of Incorporation, Associated is authorized to issue 100,000,000 shares of common stock, par value $0.01 per share and 750,000 shares of preferred stock, $1.00 par value. All shares of Associated Common Stock are identical in rights and have one vote. For a description of Associated Common Stock, see "Description of Associated Common Stock Issuable in the Merger." The preferred stock shall be cumulative and dividends shall accrue thereon. The Board of Directors may divide the preferred stock into series and establish the relative rights and preferences of preferred stock issued in the future as specified in Associated's Articles of Incorporation without shareholder action and issue such stock in series. As of the date hereof, no shares of any series of Associated preferred stock are issued and outstanding.

     APPRAISAL RIGHTS AND DISSENTERS' RIGHTS

     The Company. Under the WBCL, a shareholder of a corporation is generally entitled to receive payment of the fair value of such shareholder's stock if such shareholder dissents from a proposed merger or share exchange or a sale or exchange of all or substantially all of the property and assets of the corporation.

     Associated. Dissenters' rights under the WBCL are not available to holders of shares, such as shares of Associated Common Stock, which are registered on a national securities exchange or quoted on Nasdaq on the record date filed to determine shareholders entitled to notice of the meeting at which shareholders are to vote on the proposed corporate action. Associated Common Stock is quoted on the Nasdaq National Market.

     REQUIRED VOTE

     The Company. Pursuant to the WBCL, the affirmative vote of a majority of the shares of the Company Common Stock is required to adopt amendments to the Company's Articles of Incorporation or approve mergers and certain other extraordinary transactions.

     Associated. Pursuant to 180.1706(1) of the WBCL, except as otherwise provided in a corporation's articles of incorporation or bylaws, any amendment to the articles of incorporation, merger or certain other extraordinary events involving a corporation organized before January 1, 1973, which did not expressly elect before January 1, 1991 to be governed by a majority or greater voting requirement, must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose. Associated's Articles of Incorporation were amended in 1992 to reduce the vote required pursuant to Section 180.1706(1) of the WBCL to a majority vote. Thus, the affirmative vote of a majority of the shares of Associated is required to adopt amendments to Associated's Articles of Incorporation which create dissenters' rights or approve mergers and certain other extraordinary transactions other than those described in "Comparison of Shareholder Rights - Certain Business Combinations."

     CLASSIFIED BOARD OF DIRECTORS

     The Company. The Company's Board of Directors consists of a single class of not less than three and not more than six directors, each of whom serves for one year or until his or her successor is elected and qualified.

     Associated. The Board of Directors of Associated is divided into three classes as nearly equal in number as possible, with the directors in each class serving for staggered three-year terms. However, Associated's By-laws require that a director retire as of the first annual meeting of shareholders subsequent to the director's 65th birthday unless such director's term is extended for a one-year term by a two-thirds vote of Associated's Board of Directors. At each annual meeting of Associated's shareholders, the successors to the class of directors whose term expires at the time of such meeting are elected by a majority of the votes cast, assuming a quorum is present. Associated's Board of Directors consists of 14 directors.

     REMOVAL OF DIRECTORS

     The Company. The Company's By-laws provide that a director may be removed from office "with or without cause" by a vote of shareholders where the votes cast to remove the director exceed the number of votes cast not to remove the director.

     Associated. Shareholders of Associated may remove a director only for "cause." "Cause" is defined as conviction of a felony, declaration of unsound mind by an order of a court of competent jurisdiction, gross dereliction of duty or commission of an action which constitutes intentional misconduct or a knowing violation of law and that results in both an improper substantial personal benefit and a material injury to Associated.

     NEWLY CREATED DIRECTORSHIPS AND VACANCIES ON THE BOARD OF DIRECTORS

     The Company. Pursuant to 180.0810 of the WBCL, unless otherwise provided in a corporation's articles of incorporation, shareholders may fill vacancies on a corporation's board of directors. The Company's By-laws authorize the shareholders or the Company's Board of Directors, by the affirmative vote of a majority of the shareholders or the directors then in office, though less than a quorum, to fill vacancies on the Company's Board of Directors until the next succeeding election of directors.

     Associated. Associated's Articles of Incorporation provide that newly created directorships and any vacancies on Associated's Board of Directors may only be filled by the Board of Directors. Associated's By-laws provide that the remaining members of Associated's Board of Directors shall appoint a director in accordance with the WBCL.

     CERTAIN BUSINESS COMBINATIONS

     The Company. The Company's Articles of Incorporation and By-laws do not contain any supermajority voting provisions relating to the approval by holders of the Company Common Stock of mergers or other business combinations.

     Associated. Article VII of Associated's Articles provides that an affirmative vote of 80% of Associated's outstanding shares is required to approve a merger or other business combination involving a beneficial owner of 10% or more of Associated's outstanding voting shares (an "interested shareholder"). In addition, if the consideration offered in connection with such transaction does not satisfy certain "fair price" requirements, the affirmative vote of 80% of the "non-interested outstanding shares" (defined as voting shares not beneficially owned by an interested shareholder) of Associated will also be required to approve such a transaction. These requirements do not apply if (a) the board of directors approves the transaction and a majority of the directors voting to approve the transaction are "continuing directors" (defined as a director who was either (i) a director at the time the interested shareholder became "interested" and who is not otherwise affiliated with such shareholder, or (ii) a director designated (prior to his or her initial election as a director) as a continuing director by a majority of the then continuing directors or (b) the transaction is between Associated and a subsidiary of Associated and no interested shareholder (together with such shareholder's affiliates and associates) owns any of the outstanding shares of the subsidiary. The foregoing provision may only be amended, modified or repealed by the affirmative vote of not less than 80% of the outstanding shares and the non-interested outstanding shares of Associated.

     ADVANCE NOTICE OF PROPOSALS TO BE BROUGHT AT THE ANNUAL MEETING

     The Company. The Company's Articles of Incorporation and By-laws do not contain any provisions relating to advance notice of proposals to be brought before an annual meeting.

     Associated. Pursuant to Article II, Section 5 of Associated's By-laws, any shareholder who intends to bring business before an annual meeting of shareholders (other than nominations for directors) must provide Associated with notice of such intention, the nature of such proposal and certain other information regarding the shareholder bringing the proposal, not less than 60 nor more than 75 days prior to the meeting, or within 10 days from the date notice or public disclosure of the date of such meeting is given, if such announcement date is less than 70 days before the meeting date.

     ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS

     The Company. The Company's Articles of Incorporation and By-laws do not contain any provisions relating to advance notice of nominations of directors.

     Associated. Pursuant to Article II, Section 6 of Associated's By-laws, any shareholder who intends to nominate directors for election at a meeting called for that purpose must provide Associated with notice of such intention, certain information regarding the proposed nominee and certain information regarding the nominating shareholder, not less than 60 days nor more than 75 days prior to the meeting, or within 10 days from the date notice or public disclosure of the date of such meeting is publicly announced, if such announcement date is less than 70 days before the meeting date.

RESALE OF ASSOCIATED COMMON STOCK ISSUED PURSUANT TO THE MERGER

     The Associated Common Stock issued pursuant to the Merger will be registered under the Securities Act of 1933, as amended (the "Securities Act") and be freely tradable under the Securities Act except for shares issued to any shareholder of the Company who may be deemed to be an "affiliate" of the Company for purposes of Rule 145 under the Securities Act. Each affiliate identified by the Company will enter into an agreement with Associated providing that such affiliate will be subject to Rule 145(d) of the Securities Act, and shall not transfer any Associated Common Stock received in the Merger except in compliance with the Securities Act. This Proxy Statement/Prospectus does not cover resales of Associated Common Stock received by any person who may be deemed to be an affiliate of the Company. The Company has concluded that the only affiliates of the Company are its directors and executive officers and the Estate of Clarence Bleser.

PRE-MERGER DIVIDEND POLICY

     The Company. Pursuant to the Merger Agreement, the Company is prohibited from declaring or paying any dividend on, or making any other distribution in respect of, its outstanding shares of capital stock without the prior written consent of Associated, except that in the event the Effective Time occurs after December 20, 1998, the Company may, prior to the Effective Time, declare and pay a cash dividend to holders of Company Common Stock not to exceed $2.00 per share.

     Associated. Associated expects to continue to declare, until the Effective Time, its regularly scheduled dividends.

POST-MERGER DIVIDEND POLICY

     It is the current intention of the Board of Directors of Associated to continue to declare cash dividends on the Associated Common Stock following the Merger. The dividend is currently in the amount of $0.29 per quarter or $1.16 per year, in each case per share. Shareholders should note that no such dividends payable following the date hereof have currently been declared and that future dividends will be determined by the Associated Board of Directors in light of the earnings and financial condition of Associated and its subsidiaries and other factors, including applicable governmental regulations and policies. In that regard, Associated is a legal entity separate and distinct from its banking and non-banking subsidiaries, and the principal sources of Associated's income are dividends and interest from such subsidiaries. The payment of dividends by Associated's banking subsidiaries is subject to certain restrictions under applicable governmental regulations. See also "The Merger - Pre-Merger Dividend Policy."

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Merger Agreement, the Company has agreed to carry on its business, and the business of its subsidiaries, in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Merger Agreement, subject to certain covenants and other agreements agreed to by the Company in the Merger Agreement. See "Certain Provisions of the Merger Agreement - Certain Covenants."

CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     Associated and the Company have received an opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. that the Merger will qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Code and that each of Associated and the Company will be a party to such reorganization within the meaning of Section 368(b) of the Code. Accordingly, the Company and Associated will recognize no gain or loss for federal income tax purposes as a result of the Merger and no gain or loss will be recognized by any holder of the Company Common Stock upon receipt of Associated Common Stock pursuant to the Merger (except upon the receipt of cash in lieu of fractional shares of Associated Common Stock, consideration received as a result of the exercise of dissenters' rights or Cash Consideration paid to such shareholder). The Internal Revenue Service ("Service") has not been asked to rule upon the tax consequences of the Merger and such request will not be made. The opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. will be based entirely upon the Code, regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change (possibly with retroactive effect). Unlike a ruling from the Service, an opinion of an advisor is not binding on the Service and there can be no assurance, and none is hereby given, that the Service will not take a position contrary to one or more positions reflected herein or that the opinion will be upheld by the courts if challenged by the Service. The tax treatment of each holder of Company Common Stock will depend in part upon such shareholder's particular situation. Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, insurance companies, tax-exempt organizations, broker-dealers, persons who are not citizens or residents of the United States or who are legal entities formed under the laws of jurisdictions outside the United States, and holders of Company Common Stock who acquired their shares through the exercise of employee stock options or otherwise as compensation. This discussion also assumes that the holders of Company Common Stock hold their Common Stock as a capital asset.

     THIS DISCUSSION IS INTENDED FOR GENERAL PURPOSES ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF COMPANY COMMON STOCK. EACH SHAREHOLDER OF THE COMPANY IS URGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISORS AS TO THE EFFECT OF SUCH FEDERAL INCOME TAX CONSEQUENCES ON HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.

     Based upon the opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c., which in turn is based upon various representations and subject to various assumptions and qualifications, the following federal income tax consequences to the shareholders of the Company will result from the Merger:

          (i) Provided that the Merger of the Company with and into Associated qualifies as a statutory merger under applicable law, the Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and the Company and Associated will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code for purposes of this reorganization.

          (ii) No gain or loss will be recognized by the holders of the Company Common Stock upon the exchange of the Company Common Stock solely for Associated Common Stock pursuant to the Merger.

          (iii) Upon the exchange of Company Common Stock for a combination of Associated Common Stock and cash (other than cash received in lieu of fractional shares of Associated Common Stock), a holder of Company Common Stock will generally realize gain equal to the excess of the amount of cash plus the fair market value of the Associated Common Stock received by the holder of Company Common Stock over the adjusted tax basis of his or her Company Common Stock, but such gain will be recognized for federal income tax purposes only to the extent of the cash received. In general, this recognized gain will be taxable to the holders of Company Common Stock as capital gain, although it is possible that such gain will be taxable as dividend income to a particular holder of Company Common Stock if the cash received by him or her does not result in a "meaningful reduction" in the percentage ownership of Associated Common Stock that he or she otherwise would have received (see paragraph (ix) below). The holder of Company Common Stock who receives both Associated Common Stock and cash in the Merger will not recognize any loss on the exchange.

          (iv) A holder of Company Common Stock who receives solely cash in exchange for his or her Company Common Stock will be treated as having exchanged such stock for cash in a redemption of his or her Company Common Stock subject to Section 302 of the Code, and the holder of Company Common Stock generally will recognize capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in his or her Company Common Stock (unless such holder is treated as constructively owning Associated Common Stock after the Merger under the circumstances described in paragraph (ix) below).

          (v) A holder of Company Common Stock who perfects his or her dissenters' rights under Wisconsin law and who receives payment in cash for the "fair value" of his or her Company Common Stock will be treated as having exchanged such stock for cash in a redemption subject to Section 302 of the Code, and the holder of Company Common Stock generally will recognize capital gain or loss in such exchange equal to the difference between the cash received and the tax basis of such stock (unless such holder is treated as constructively owning Associated Common Stock after the Merger under the circumstances described in paragraph (ix) below).

          (vi) In the case of a holder of Company Common Stock who receives solely Associated Common Stock in the Merger, the tax basis of the Associated Common Stock received will be the same as the stockholder's tax basis in the Company Common Stock surrendered in exchange therefor. In the case of a holder of Company Common Stock who receives both Associated Common Stock and cash (other than cash received in lieu of fractional shares of Associated Common Stock), the tax basis of the Associated Common Stock received will equal the stockholder's tax basis in the Company Common

     Stock exchanged therefor, decreased by the amount of any cash received and increased by the amount of any gain recognized in the exchange.

          (vii) The holding period of the Associated Common Stock received by a holder of Company Common Stock pursuant to the Merger will include the period during which the Company Common Stock exchanged therefor was held, provided that the Company Common Stock surrendered was held as a capital asset as of the time of the Merger.

          (viii) The receipt by a holder of Company Common Stock of cash in lieu of a fractional share of Associated Common Stock will be treated as if he or she received such fractional share from Associated and then had it redeemed for cash. Such receipt of cash will be treated under Section 302(b)(1) of the Code as full payment in exchange for the fractional share, and the holder of Company Common Stock generally will recognize capital gain or loss in such exchange equal to the difference between the cash received and the portion of such stockholder's tax basis that is allocable to the fractional share so exchanged.

          (ix) In the case of holders who receive cash, or a combination of cash and Associated Common Stock, in the Merger, the determination of whether the gain received will be treated as capital gain or dividend income depends upon whether, and to what extent, the exchange reduces the holder's deemed percentage stock ownership of Associated Common Stock. For purposes of this determination, the holder is treated as if he or she received all Associated Common Stock in the Merger and then received cash from Associated in a hypothetical redemption of those shares. The hypothetical redemption will satisfy the requirement under Section 302 if it (i) is "not essentially equivalent to a dividend" or (ii) has the effect of a "substantially disproportionate" redemption of Associated Common Stock. The deemed redemption, generally, will be "substantially disproportionate" with respect to a holder of shares of Company Common Stock if after the Merger the holder will own less than 50% of all outstanding Associated Common Stock and the holder's percentage ownership
                                         ---
     of Associated Common Stock after the Merger is less than 80% of what the holder's percentage ownership of Associated Common Stock would have been if no cash elections had been made by Company shareholders in connection with the Merger. Whether the redemption is "not essentially equivalent to a dividend" with respect to a holder of shares of Company Common Stock will depend on the holder's individual facts and circumstances. At a minimum, the deemed redemption must result in a "meaningful reduction" in the holder's deemed and actual constructive percentage stock ownership of Associated. In applying the foregoing tests, a holder is deemed under
     Section 318 of the Code to own stock owned and, in some cases, constructively owned by certain family members, by certain estates and trusts to which the holder is a beneficiary, and by certain affiliated entities, as well as stock subject to an option actually or constructively owned by the holder or such other persons.

     In rendering its tax opinion, Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. will rely on certain written representations as to factual matters made by appropriate officers of Associated and the Company. Such representations are customary for opinions of this type; however, this tax opinion cannot be relied upon if any such representation is, or later becomes, inaccurate. One particularly important representation will be that the aggregate fair market value of the Associated Common Stock issued in the Merger will represent not less than 50% of the aggregate value of the Merger Consideration as of the effective time (taking into account any cash paid in lieu of fractional shares of Associated Common Stock or paid to holder of Company Common Stock who dissent from the Merger) such that the Merger will satisfy the "continuity of interest" requirement applicable to tax-free reorganizations under Section 368 of the Code.

     Backup Withholding. Any cash received in the Merger by a holders of Company Common Stock may be subject to backup withholding at a rate of 31%. Backup withholding will not apply, however, to a taxpayer who (i) furnishes a correct taxpayer identification number ("TIN") and certifies that he or she is not subject to backup withholding on Form W-9 (or an appropriate substitute form), (ii) provides a certificate of foreign status on Form W-8 (or an appropriate substitute form), or (iii) is otherwise exempt from backup withholding. The Service may impose a $50 penalty upon any taxpayer who fails to provide the correct TIN, as required.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION OF A SHAREHOLDER OF THE COMPANY WHETHER TO VOTE IN FAVOR OF THE MERGER, OR WHETHER TO MAKE A STOCK ELECTION OR A CASH ELECTION. BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF COMPANY COMMON STOCK, EACH HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

     The foregoing is only a general description of certain material federal income tax consequences of the Merger for holders of the Company Common Stock who are citizens or residents of the United States and who hold their shares as capital assets, without regard to the particular facts and circumstances of the tax situation of each holder of the Company Common Stock. The summary set forth above does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the Merger Agreements or the Merger itself. No information is provided herein with respect to the application and effect of state, local and foreign tax laws and the possible effects of changes in federal laws or other tax laws.

ANTICIPATED ACCOUNTING TREATMENT

     The business combination resulting from the Merger will be accounted for under the purchase method of accounting. Under this method of accounting, the total consideration paid in the Merger will be allocated among the Company's assets and liabilities based on the fair values of the assets acquired and the liabilities assumed and any amount of consideration in excess of the total fair value of such assets and liabilities will be recorded as goodwill. The consolidated financial statements of Associated will include the results of operations of the Company from the date of acquisition.

DISSENTERS' RIGHTS

     Under the provisions of Subchapter XIII of the WBCL, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit C and which provisions are incorporated herein by reference, any holder of record or beneficial holder of Company Common Stock has the right to dissent from the Merger and demand payment of the "fair value" of his or her shares in cash as determined pursuant to Subchapter XIII of the WBCL ("Dissenters' Rights"). Set forth below is a summary of the procedures relating to the exercise of Dissenters' Rights. This summary does not purport to be a complete statement of the provisions of Subchapter XIII of the WBCL. Any shareholder who wishes to assert Dissenters' Rights must deliver a written notice of his or her intent to exercise such right to Citizens Bankshares, Inc., 129 East Division Street, P.O. Box 456, Shawano, Wisconsin 54166-0456, Attention Secretary, before the vote on the Merger Agreement is taken at the special meeting. A PROXY OR VOTE AGAINST THE MERGER AGREEMENT WILL NOT, BY ITSELF, BE REGARDED AS A WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT FOR PURPOSES OF ASSERTING DISSENTERS' RIGHTS.

     A record holder of Company Common Stock may assert Dissenters' Rights as to fewer than all shares registered in that shareholder's name only if the holder dissents with respect to all shares beneficially owned by any one person and notifies the Company in writing of the names and addresses of each person on whose behalf the shareholder asserts such Dissenters' Rights.

     A beneficial shareholder may assert Dissenters' Rights as to shares held on the shareholder's behalf only if, in addition to meeting the other requirements to dissent, the beneficial shareholder (i) submits to the Company the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts Dissenters' Rights and (ii) asserts Dissenters' Rights with respect to all shares of which the shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

     If the Merger Agreement is approved by the requisite vote of holders of the Company Common Stock, the Company is required to send a notice (the "Dissenters' Notice") to all dissenting shareholders containing payment demand and stock certificate surrender information (the "Payment Demand") within 10 days after such approval. The return date (the "Payment Demand Date") specified by the Company for receiving the Payment Demand from dissenting shareholders may not be less than 30 nor more than 60 days after the date on which the Dissenters' Notice was first sent. Upon receipt of the Dissenters' Notice, each dissenting shareholder must return his Payment Demand and Certificate no later than the Payment Demand Date as provided in the Dissenters' Notice and certify whether he or she acquired beneficial ownership of the shares prior to the first public announcement of the terms of the Merger on February 17, 1998. A Payment Demand may not be withdrawn without the Company's consent.

     Upon effecting the Merger, within 60 days after the Payment Demand Date, the Company will pay each dissenting shareholder who properly complied with the statutory requirements of Subchapter XIII of the WBCL, the amount that the Company estimates to be the fair value of such dissenting shareholder's shares, plus accrued interest from the Effective Time; provided that, with respect to shares acquired after the first public announcement of the Merger, the Company may elect to withhold payment until either such shareholder accepts the Company's offer of fair value or a court determines the fair value of such shares.

     If the Merger is not effected within 60 days of the Payment Demand Date, the Company will return all deposited certificates to dissenting shareholders. If the Merger is thereafter effected, the Company will send a new Dissenters' Notice within 10 days of effecting the Merger and repeat the payment demand procedure described above.

     If any dissenting shareholder is dissatisfied with the Company's determination of "fair value," such dissenting shareholder may notify the Company in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due. A dissenting shareholder must assert this right within 30 days after the Company makes or offers payment for his or her shares or the right is waived. The Company may either accept such dissenting shareholder's estimate of fair value or commence a proceeding in the Wisconsin Circuit Court of Shawano County to determine the fair value of the shares of all dissenting shareholders whose own estimates of fair value are not accepted by the Company.

     In the event any holder of the Company Common Stock fails to perfect his or her rights to dissent by failing to comply strictly with the applicable statutory requirements of Subchapter XIII of the WBCL, he or she will be bound by the terms of the Merger Agreement and will not be entitled to payment for his or her shares under Subchapter XIII of the WBCL. ANY HOLDER OF COMPANY COMMON STOCK WHO WISHES TO OBJECT TO THE TRANSACTION AND DEMAND PAYMENT IN CASH FOR HIS OR HER SHARES SHOULD CONSIDER CONSULTING HIS OR HER OWN LEGAL ADVISOR.

     Because an executed Proxy relating to Company Common Stock on which no voting direction is made will be voted at the Special Meeting in favor of the Merger, a dissenting shareholder who wishes to have his or her shares of Company Common Stock represented by proxy at the Special Meeting but preserve his or her dissenters' rights must mark his or her Proxy either to vote against the Merger or to abstain from voting thereon, in addition to the foregoing requirements.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Archie Amundson, Vice President of the Company, and another officer of the Finance Company, each entered into a one-year employment agreement in 1997. The terms of these employment agreements are automatically extended, in the event of a "change of control" of the Company (defined to include transactions such as the Merger), for a period ending one year after the effective date of the change of control. Another officer of the Bank has an employment agreement through August 2, 1999, with provisions for payment of the balance of that agreement if employment is discontinued after the Bank is sold.

OTHER RELATED PARTY TRANSACTIONS

     In the ordinary course of conducting their banking and financial services businesses, each of Associated, the Company and their respective subsidiaries, may do business and engage in banking transactions with the other party and its subsidiaries, which may include but not be limited to interests or participation in loans and interbank advances.

MANAGEMENT AFTER THE MERGER

     In the Merger, the Company will be merged into Associated and the separate corporate existence of the Company will cease. Following the Merger, the Bank will merge into Associated Bank Green Bay, N.A., a wholly owned subsidiary of Associated. Associated will thereby acquire control of the Bank and the Bank will operate under the name "Associated Bank Green Bay." The finance Company will continue to operate as a subsidiary of Associated..

     The officers and directors of Associated prior to the Merger will continue as officers and directors of the surviving corporation. The directors of the Bank prior to the Effective Time will continue as directors after the Effective Time until their successors shall have been duly elected and qualified.

DIRECTORS OF ASSOCIATED

     Information regarding Associated's directors is set forth below.


               CLASS A DIRECTORS WITH TERMS EXPIRING APRIL 1999


JOHN S. HOLBROOK, JR. has been a director of Associated since May 1992. He is a partner in the Madison, Wisconsin, office of the Quarles & Brady law firm in which he has practiced since 1964. Quarles & Brady has performed legal services for Associated and its respective subsidiaries. From 1990 to 1992, he was a director of F&M Financial Services Corporation, a bank holding company acquired by Associated in 1992. Age: 58.

WILLIAM R. HUTCHINSON has been a director of Associated since April 1994. He has been Vice President, Financial Operations, of Amoco Corporation, Chicago, Illinois, since October 1993, and has held the positions of Treasurer, Controller, and Vice President-Mergers, Acquisitions & Negotiations with Amoco Corporation since 1981. He has been a director of Associated Bank Chicago, an affiliate of Associated, since 1981. Mr. Hutchinson also serves as a director of the Smith Barney Mutual Fund Group. Age: 55.

DR. GEORGE R. LEACH has been a director of Associated since October 1997. He is presently retired. Before retirement in 1993, he practiced as an optometrist in Stevens Point, Wisconsin, since 1949. He is a Fellow Emeritus of the American Academy of Optometry and a past President of the Wisconsin Optometric Association. From 1965 to 1997 he served on the Board of Directors of First Financial Corporation, a thrift holding company that merged with Associated in 1997. Age: 74.

JOHN C. SERAMUR has been a director of Associated since October 1997. He has served as Vice Chairman of Associated since October 1997. He has been President, Chief Executive Officer, and Chief Operating Officer of First Financial Corporation, a thrift holding company that merged with Associated in 1997, and its subsidiary, First Financial Bank, since 1966. He served as President and Chief Executive Officer of one of the predecessor institutions to the Bank. He served as a director of the Federal Home Loan Bank of Chicago, is a former member of the Savings Association Insurance Fund Industry Advisory Committee, and is past Chairman of the Wisconsin League of Financial Institutions. Mr. Seramur also serves as a director of Northland Cranberries, Inc. Age: 55.


               CLASS B DIRECTORS WITH TERMS EXPIRING APRIL 2000

HARRY B. CONLON has been a director of Associated since 1975. He has served as Chairman of the Board, President, and Chief Executive Officer of Associated since 1987 and was President and Chief Executive Officer from 1975 to 1987.
Age: 62.

RONALD R. HARDER has been a director of Associated since July 1991. He has been the President and Chief Executive Officer of Jewelers Mutual Insurance Company, Neenah, Wisconsin, since 1982 and has been an officer since 1973. Jewelers Mutual Insurance Company is a mutual insurance company providing insurance coverage nationwide for jewelers in retail, wholesale, and manufacturing, as well as personal jewelry insurance coverage for individuals owning jewelry. He is a director of Associated Bank, N.A., Neenah, an affiliate of Associated, and is Chairman of its Trust Committee. Age: 54.


RALPH R. STAVEN has been a director of Associated since October 1997. He served as Chairman of the Board of First Financial Corporation, a thrift holding company that merged with Associated in 1997, and First Financial Bank from 1984 through 1988, he was also Chairman of the Board, President, and Chief Executive Officer of a predecessor savings institution to the Bank and was Chief Executive Officer of First Financial Corporation and First Financial Bank from 1984 through 1986. Mr. Staven has over 48 years of experience in the thrift industry. He has served as President of the Wisconsin Savings League (1973), as director of the Federal Home Loan Bank of Chicago (1973-1977), and as the representative from the Chicago District on the Federal Home Loan Bank Board Advisory Committee (1976-
1979). Age: 76.

J. DOUGLAS QUICK has been a director of Associated since July 1991. He has been President and Chief Executive Officer of Lakeside Foods, Inc., Manitowoc, Wisconsin, since 1986. Lakeside Foods, Inc. is a food processor of primarily canned and frozen vegetables. He has been a director of Associated Bank Lakeshore, National Association, an affiliate of Associated, since 1986. Age:
52.

NORMAN L. WANTA has been a director of Associated since October 1997. He is a retired attorney. From 1946 through 1982, he engaged in the general practice of law in the City of Stevens Point and served as corporate counsel to one of the predecessor savings institutions of First Financial Bank for 17 years. From 1965 to 1997 he served on the Board of Directors of First Financial Corporation, a thrift holding company that merged with Associated in 1997. Age: 75.


               CLASS C DIRECTORS WITH TERMS EXPIRING APRIL 2001

ROBERT S. GAISWINKLER has been a director of Associated since October 1997. He has been Chairman of the Board of First Financial Bank since 1988. From 1977 to 1997 he served on the Board of Directors of First Financial Corporation, a thrift holding company that merged with Associated in 1997. From 1977 through March 1988, he served as President and Chief Executive Officer of National Savings & Loan Association, which merged into First Financial Bank at such time. He is past Chairman of America's Community Bankers and former member of the Advisory Committees of the Federal Home Loan Bank Board and Federal National Mortgage Association. He is also a past Chairman of the Board of Directors of Channels 10/36 Friends, Inc., a citizens group supporting public broadcasting. Mr. Gaiswinkler also served as a member of the State of Wisconsin Savings and Loan Review Board. Age: 66

ROBERT C. GALLAGHER has been a director of Associated since January 1982. He has served as Vice Chairman of Associated since July 1996 and as Executive Vice President since January 1982. He has served as Chairman and Chief Executive Officer of Associated Bank Green Bay, National Association, an affiliate of Associated, since 1985. He had served as President since 1982 and has been a director since October 1980. Mr. Gallagher also serves as a director of WPS Resources Corporation. Age: 59.

ROBERT P. KONOPACKY has been a director of Associated since October 1997. He is the retired President of Mid-State Photo, Inc., which was merged into a subsidiary of Fuqua Industries. Mr. Konopacky was President of Mid-State Distributors, a wholesale beverage distributor in Stevens Point, Wisconsin, from 1974 through 1987. From 1978 to 1997 he served on the Board of Directors of First Financial Corporation, a thrift holding company that merged with Associated in 1997. Age: 74.

JOHN C. MENG has been a director of Associated since January 1991 and has been a director of Associated Bank Green Bay, National Association, an affiliate of Associated, since January

1988. He has been President, Chief Executive Officer, and Director of Schreiber Foods, Inc., Green Bay, Wisconsin, since December 1989. Schreiber Foods, Inc. markets cheese and bacon products to the food service industry and national retailers. Prior to 1989, he was President and Chief Operating Officer of Schreiber Foods, Inc. Age: 53.

JOHN H. SPROULE has been a director of Associated since October 1997. He has been retired from Envirex, Inc., a Rexnord Company, since May 1, 1987, after more than 34 years of service to Rexnord. He was President of Envirex, Inc., Waukesha, Wisconsin, a manufacturer of waste and waste water treatment equipment, from 1983 through October 1986. From 1978 until September 1983, he was Executive Vice President and General Manager of Envirex, Inc. From 1977 to 1997 he served on the Board of Directors of First Financial Corporation, a thrift holding company that merged with Associated in 1997. Age: 70.

EXECUTIVE OFFICERS OF ASSOCIATED

    Information regarding the executive officers of Associated is set forth below.

          NAME                            OFFICES AND POSITIONS HELD                     DATE OF ELECTION
          ----                            --------------------------                     ----------------
Harry B. Conlon            Chairman, President, Chief Executive Officer and Director      March 1, 1975
Age:  62                   of Associated Banc-Corp

Robert C. Gallagher        Vice Chairman of Associated Banc-Corp; Chairman and Chief      April 28, 1982
Age:  59                   Executive Officer of Associated Bank Green Bay (affiliate)

                           Prior to  April 1996, Executive Vice President and
                           Director of Associated Banc-Corp; Chairman, President and
                           Chief Executive Officer of Associated Bank Green Bay
                           (affiliate)

John C. Seramur            Vice Chairman of Associated Banc-Corp; President and Chief     October 27, 1997
Age:  55                   Executive Officer of First Financial Bank (affiliate)

                           Prior to October 1997, President and Chief Executive
                           Officer of
                           First Financial Corporation and President and Chief
                           Executive
                           Officer of First Financial Bank

Brian R. Bodager           Chief Administrative Officer, General Counsel and              July 22, 1992
Age:  42                   Corporate Secretary of Associated Banc-Corp

Joseph B. Selner           Senior Vice President and Chief Financial Officer of           January 25, 1978
Age:  51                   Associated Banc-Corp

Arthur E. Olsen, III       Vice President-General Auditor of Associated Banc-Corp         July 28, 1993
Age:  46
                           Prior to July 1993, Senior manager of a national public
                           accounting firm

Mary Ann Bamber            Senior Vice President-Director of Retail Banking of            January 22, 1997
Age:  47                   Associated Banc-Corp

                           From January 1996 to January 1997, Independent consultant

          NAME                            OFFICES AND POSITIONS HELD                     DATE OF ELECTION
          ----                            --------------------------                     ----------------
                          From January 1996 to January 1997, Senior Officer of an
                          Iowa-based bank

                          Prior to January 1996, Senior Officer of a Minnesota-based holding company

Robert J. Johnson         Vice President-Director of Human Resources of Associated       January 22, 1997
Age:  52                  Banc-Corp


                          Prior to January 1997, Officer of a Wisconsin manufacturing company

Donald E. Peters          Director of Systems and Operations of Associated               October 27, 1997
Age:  48                  Banc-Corp; Executive Vice President of First Financial
                          Bank (affiliate)

                          Prior to October 1997, Executive Vice President of First
                          Financial Corporation; Executive Vice President of First
                          Financial Bank (affiliate)

John P. Evans             Chief Executive Officer and Director of Associated Bank        August 16, 1993
Age:  48                  North (affiliate)

                          Prior to July 1993, Officer of a Wisconsin bank

David J. Handy            President, Chief Executive Officer and Director of             May 31, 1991
Age:  58                  Associated Bank, National Association (affiliate)

Michael B. Mahlik         Executive Vice President, Managing Trust Officer, and          January 1, 1991
Age:  45                  Director of Associated Bank, National Association
                          (affiliate); President, Chief Executive Officer, and
                          Director of Associated Trust Company (subsidiary)

George J. McCarthy        President, Chief Executive Officer, and Director of            November 11, 1983
Age:  47                  Associated Bank Chicago (affiliate)

Mark J. McMullen          Executive Vice President and Director of Associated Bank       June 2, 1981
Age:  49                  Green Bay (affiliate)

Randall J. Peterson       President and Director of Associated Bank Green Bay            August 2, 1982
Age:  52                  (affiliate)

                          Prior to July 1996, Executive Vice President and Director
                          of Associated Bank Green Bay (affiliate)

Gary L. Schaefer          President and Director of Associated Bank Madison              March 1, 1995
Age:  48                  (affiliate)

                          Prior to March 1995, Senior Officer of a Wisconsin bank

Thomas R. Walsh           President, Chief Executive Officer, and Director of            January 1, 1994
Age:  40                  Associated Bank Lakeshore (affiliate)

                          From September 1992 to January 1994, Senior Officer of
                          Associated Bank Lakeshore (affiliate)

          NAME                            OFFICES AND POSITIONS HELD                     DATE OF ELECTION
          ----                            --------------------------                     ----------------
Gordon J. Weber           President, Chief Executive Officer and Director of             December 15, 1993
Age:  50                  Associated Bank Milwaukee (affiliate); Director of
                          Associated Bank Madison (affiliate)


                          Prior to December 15, 1993, President, Chief Executive
                          Officer and Director of Associated Bank Lakeshore
                          (affiliate)

                  CERTAIN PROVISIONS OF THE MERGER AGREEMENT

     The following is a brief summary of certain provisions of the Merger Agreement, which is attached as Exhibit A to this Proxy Statement/Prospectus and two amendments to the Merger Agreement which are attached as Exhibit A-1 and Exhibit A-2 to this Proxy Statement/Prospectus. The Merger Agreement is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

     The Merger Agreement provides that, following the approval of the Merger Agreement by the shareholders of the Company and the satisfaction or waiver of the other conditions to the Merger, the Company will be merged with and into Associated. If the Merger Agreement is approved by the shareholders of the Company, the Merger will become effective upon the Effective Time.

     At the Effective Time, pursuant to the Merger Agreement, each outstanding share of the Company Common Stock will be converted into the right to receive either:

     (1) 33.75 shares of Associated Common Stock (subject to the provisions with respect to fractional shares described below); or

     (2) Cash Consideration in an amount equal to 33.75 multiplied by the average closing prices of a share of Associated Common Stock as quoted on the Nasdaq National Market during the ten-day trading period ending on the business day prior to the date of the Special Meeting.

     Pursuant to the Merger Agreement, the aggregate amount of the Total Cash Payments may not exceed 50% of the total Merger Consideration. For these purposes, the cash paid to Dissenting Shareholders will be deemed to equal the product of the number of shares held by Dissenting Shareholders multiplied by the greater of (a) the Cash Consideration or (b) the product of 33.75 multiplied by the average of the high and low trading prices of the Associated Common Stock as quoted on the Nasdaq National Market on the Effective Time. Also, for these purposes, the total Merger Consideration will be deemed to be equal to the sum of (a) the Total Cash Payments and (b) the product of the number of whole shares of Associated Common Stock issued in the merger multiplied by the average of the high and low prices of the Associated Common Stock as quoted on the Nasdaq National Market on the Effective Time. With regard to the treatment of fractional share interests, see "The Merger - Conversion of Shares; Procedures for Exchange of Certificates; Fractional Shares."

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains customary representations and warranties relating to, among other things, (i) each of Associated's and the Company's and their respective subsidiaries' organization and similar corporate matters; (ii) each of Associated's and the Company's capital structure; (iii) authorization, execution, delivery, performance and enforceability of the Merger Agreement and other related matters; (iv) documents filed by Associated with the Commission and each of Associated and the Company with the Federal Reserve Board and state banking authorities and the accuracy of information contained therein; (v) the accuracy of information supplied by each of Associated and the Company in connection with the Registration Statement and this Proxy Statement/Prospectus;
(vi) compliance with laws including employment and lending laws; (vii) no material pending or threatened litigation except as otherwise disclosed in filings by Associated with the Securities and Exchange Commission (the "Commission") and the Company in the regulatory reports; (viii) filing of tax returns and payment of taxes; (ix) certain material contracts and contracts relating to certain employment, consulting and benefits matters of the Company;
(x) matters relating to retirement and other employee plans of the Company; (xi) the absence of any burdensome contracts, agreements or restrictions; (xii) absence of certain material changes or events since December 31, 1996, relating to the occurrence of a material adverse effect in the business operations, properties (including intangible properties), condition (financial or otherwise), assets or liabilities (including contingent liabilities) of Associated or its subsidiaries, taken as a whole, and the Company or its subsidiaries, taken as a whole; (xiii) maintenance by the Company of books of account and accounting controls, loan documentation and disclosure; (xiv) no action taken that would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code; (xv) certain environmental matters relating to the properties of the Company; (xvi) good title to the properties of the Company and its subsidiaries, free of liens except as specified; (xvii) certain insurance matters relating to the Company; (xviii) absence of substandard or related party loans by the Bank; and (xix) disclosure regarding certain branch sales by the Bank (the "Branch Sales").

CERTAIN COVENANTS

     Pursuant to the Merger Agreement, Associated and the Company have each agreed that prior to the Effective Time (and unless the prior written consent of the other shall have been obtained) each of them and their respective subsidiaries will operate their respective businesses in a manner that does not violate any law. In addition, the Company has agreed that prior to the Effective Time, the Company will not propose or adopt any amendments to its corporate charter or bylaws in any way materially adverse to Associated.

     Pursuant to the Merger Agreement, the Company has also agreed that prior to the Effective Time (and unless the prior written consent of Associated shall have been obtained) the Company and its subsidiaries will (i) carry on business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable efforts to preserve intact their business organization and assets (and all rights associated therewith), maintain the services of their officers and key employees and maintain their relationships with customers, (iii) use reasonable efforts to maintain and keep their properties in good repair and condition, (iv) use reasonable efforts to keep all insurance and bonds in full force and effect, (v) perform in all material respects all obligations under all material contracts, leases and documents relating to or affecting the assets, properties and business of the Company and its subsidiaries, (vi) purchase and sell securities in accordance with certain guidelines, (vii) maintain as of December 31, 1997 and until the Effective Time, a loan loss reserve and reserve against "other real estate owned" of not less than $4,085,000, (viii) comply with certain capital requirements and (ix) comply with and perform in all material respects all obligations and duties imposed by all applicable laws. The Company has also agreed that prior to the Effective Time (and unless the prior written consent of Associated shall have been obtained), neither the Company nor its subsidiaries will: (i) grant any increase in compensation or bonuses (other than as specified in the Merger Agreement) or retirement benefits to any employee or otherwise adopt, enter into, amend or modify any employee benefit plan, or enter into or amend any employment, severance or similar agreement with any director or officer (other than as is consistent with the normal severance policy of the Company); (ii) declare or pay any dividend on its outstanding shares of capital stock, except that in the event the Effective Time occurs after December 20, 1998, the Company may, prior to the Effective Time, declare and pay a cash dividend to holders of Company Common Stock not to exceed $2.00 per share; (iii) redeem, purchase or otherwise acquire any shares of its capital stock; (iv) merge or consolidate with or into any other corporation or bank; (v) purchase or otherwise acquire any assets or stock of any corporation, bank or other business (except for portfolio investments in the ordinary course of business); (vi) liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of business consistent with past practice; (vii) split, combine or reclassify any of the capital stock of the Company or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (viii) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of the Company Common Stock or any rights, warrants or options to acquire, any such shares; (ix) propose or adopt any amendments to its corporate charter or bylaws in any way materially adverse to Associated; (x) purchase any shares of Associated Common Stock (except in a fiduciary capacity for the account of its customers); (xi) change any of its methods of accounting, or methods of reporting income or deductions for federal income tax purposes, in effect at December 31, 1996; (xii) except for the required loan loss reserve, change any lending, investment, liability management or other material policies concerning the business or operations of the Company or any subsidiary in any material respect; (xiii) organize any new subsidiaries or enter into any new non-bank line of business or make any material changes in its operations; (xiv) incur or assume any material obligation or liability, or make any loan (excluding loan renewals of a loan not then classified as "substandard," "doubtful," "loss," "other loans especially mentioned" or any comparable classifications by the Company, the Bank or banking regulators) or investment in an amount greater than $100,000; (xv) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person or entity; (xvi) mortgage, license, pledge or grant a security interest in any of its material assets or allow to exist any material lien thereon, except (A) liabilities and obligations incurred in the ordinary course of business consistent with past practices and in amounts not material to the Company or its subsidiaries, and (B) as may be required under existing agreements to which the Company or any subsidiary is a party; (xvii) acquire assets (including equipment) or securities in excess of $25,000 in the aggregate (excluding loans to customers and investments permitted above); (xviii) pay, discharge, or satisfy any debts or claims not in the ordinary course of business and consistent with past practices; (xix) settle any claim, action, suit, litigation, proceeding, arbitration, investigation or controversy of any kind, for any amount in excess of $25,000 or in any manner which would restrict in any material respect the operations or business of the Company or its subsidiaries;
(xx) purchase any new financial product or instrument which involves entering into a contract with a term of six months or longer; or (xxi) take any action or fail to take any action which individually or in the aggregate can be expected to have a material adverse effect (as defined in the Merger Agreement) on the Company or its subsidiaries, taken as a whole.

NO SOLICITATION OF TRANSACTIONS

     The Merger Agreement provides that the Company and its respective subsidiaries will not initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to any Competing Transaction (as defined below) or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to take any such action. The Company must promptly notify Associated orally and in writing of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters. Notwithstanding the foregoing, the Board of Directors of the Company is not prohibited from furnishing or permitting any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other representatives to furnish information to any party that requests information as to the Company if the Board of Directors of the Company, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to shareholders imposed by law, and if prior to furnishing such information to such party, the Company receives from such party an executed confidentiality agreement in reasonably customary form and provides Associated seven days' notice of the Company's intent to furnish such information.

     For purposes of the Merger Agreement, a "Competing Transaction" means any of the following involving the Company or any of the Company's subsidiaries:
(i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of assets in a single transaction or series of transactions, excluding from the calculation of such percentage any such transactions undertaken in the ordinary course of business and consistent with past practice and excluding the Branch Sales; (iii) any sale of 10% or more of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock); (iv) any tender offer or exchange offer for 10% or more of outstanding shares of capital stock; (v) any solicitation of proxies in opposition to approval by the Company's shareholders of the Merger; (vi) the filing of an acquisition application (or the giving of acquisition notice) whether in draft or final form under the BHC Act or the Change in Bank Control Act with respect to the Company or its subsidiaries; (vii) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock; or (viii) any public announcement of a proposal, plan or intention to do any of the foregoing.

CONDITIONS TO CONSUMMATION OF THE MERGER

     The respective obligations of each party to effect the Merger is subject to various conditions which include, in addition to other customary closing conditions, the following: (i) the Merger shall have been approved by the holders of the Company Common Stock; (ii) the Registration Statement shall have been declared effective by the Commission under the Securities Act (and no stop order suspending the effectiveness of the Registration Statement shall have been issued) and Associated shall also have received all other federal and state securities permits and authorizations necessary to pay the Cash Consideration and issue Associated Common Stock pursuant to the Merger Agreement; (iii) the Merger shall have been approved by the Federal Reserve Board, the Wisconsin Department and all other required regulatory agencies, which approvals shall not contain any condition which is not reasonably satisfactory to Associated or the Company, and any waiting periods with respect to the Merger shall have expired; and (iv) there shall not be any injunction or restraining order preventing the consummation of the Merger in effect.

     In addition, Associated's or the Company's respective obligation to effect the Merger is subject to one or more of the following additional conditions (any of which may be waived by such party): (i) the representations and warranties of the other party to the Merger Agreement shall be true and correct in all material respects and the other party shall have performed in all material respects all agreements and covenants required to be performed by it under the Merger Agreement and any agreements entered into in connection therewith, and the other party shall have obtained all material consents and approvals required to consummate the Merger; (ii) there shall not be any pending action, proceeding or investigation before any court or administrative agency or by any government agency or any other person (a) challenging or seeking material damages in connection with the Merger, or the conversion of the Company Common Stock into Associated Common Stock pursuant to the Merger, or (b) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Associated or its subsidiaries of all or any portion of the business or assets of the Company or any of its subsidiaries, which in either case is reasonably likely to have a material adverse effect on either the Company and its subsidiaries, taken as a whole, or Associated and its subsidiaries, taken as a whole; (iii) the parties shall have received the opinion of independent counsel to Associated that the Merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code (see "The Merger - Certain Material Federal Income Tax Consequences," above); (iv) the number of shares of Associated Common Stock which would have been issuable pursuant to the Merger Agreement that will not be issued due to the exercise of dissenters' rights is not more than 10% of the maximum aggregate number of shares of Associated Common Stock which could be issuable as a result of the Merger; (v) Associated and the Company shall have received the opinion of counsel regarding certain issues under the Securities Act and the WBCL; (vi) Associated shall have received from each affiliate of the Company a signed letter regarding certain restrictions on the resale of Associated Common Stock under Rule 145 of the Securities Act; (vii) receipt by Associated of a written environmental evaluation by Associated's environmental consultant of the Company's real property stating that the Company's property complies with environmental laws and that there are no material contingent liabilities or that the Company shall have taken reasonably appropriate action in response to any environmental condition identified by Associated's environmental consultant; and
(viii) receipt by the Company from the Company Financial Advisor of an opinion, dated as of the date of this Proxy Statement/Prospectus, to the effect that the Merger Consideration is fair to the Company shareholders from a financial point of view (See "The Merger - Opinion of Financial Advisor to the Company").

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time by the applicable Board of Directors, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the
Company: (i) by mutual consent of Associated and the Company; (ii) by either the Company or Associated (x) if there has been a breach in any material respect of any representation, warranty, covenant or agreement on the part of the Company, on the one hand, or Associated, on the other hand, respectively, set forth in the

Merger Agreement, or (y) if any representation or warranty of the Company, on the one hand, or Associated, on the other hand, respectively, shall be discovered to have become untrue in any material respect, in either case which breach or other condition has not been cured within 10 business days following receipt by the non-terminating party of notice of such breach or other condition (provided that the Merger Agreement may not be terminated by the breaching party or party making any representation or warranty which shall have become untrue in any material respect); (iii) by either Associated or the Company if any permanent injunction preventing the consummation of the Merger shall have become final and nonappealable; (iv) by either Associated or the Company if the Federal Reserve Board or the Wisconsin Department denies approval of the Merger and neither Associated nor the Company has, within 30 days after the entry of such order denying approval, filed a petition seeking review of such order as provided by applicable law; (v) by either Associated or the Company if the Merger has not been consummated by January 31, 1999 for a reason other than the failure of the terminating party to comply with its obligations under the Merger Agreement; or (vi) by Associated or the Company if all of the conditions to the terminating party's obligation to consummate the Merger have not been satisfied on or before January 31, 1999.

     In the event of termination of the Merger Agreement by either the Company or Associated, other than as a result of a material breach by the non-terminating party, each party will pay its own expenses and the Merger Agreement will become void and there will be no liability or obligation on the part of Associated or the Company other than under certain specified provisions of the Merger Agreement dealing with confidential treatment of non-public information. In the event of termination of the Merger Agreement by a material breach, in addition to other remedies at law or equity for breach, the party to have breached will reimburse the non-breaching party's expenses under the Merger Agreement.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended at any time prior to the Effective Time by action taken or authorized by the respective Boards of Directors of Associated and the Company (except that after the Merger Agreement shall have been approved by the shareholders of the Company, no amendment may be entered into which would reduce the amount or change the consideration into which each share of the Company Common Stock shall be converted upon consummation of the Merger without further shareholder approval). At any time prior to the Effective Time, either of the parties to the Merger Agreement may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any of the agreements or conditions contained in the Merger Agreement.

EXPENSES

     Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expense (except that the parties shall share equally in the expense of printing and filing the Registration Statement and this Proxy Statement/Prospectus and all Commission and other regulatory filing fees incurred in connection with the Merger Agreement), except if the Merger Agreement is terminated due to the breach of the Merger Agreement by either party thereto, then, in addition to other remedies at law or equity for breach of the Merger Agreement, the party so found to have breached the Merger Agreement shall indemnify the other party for its expenses.

                   CERTAIN INFORMATION CONCERNING ASSOCIATED

     Associated is a registered bank holding company pursuant to the BHC Act. It was incorporated in Wisconsin in 1964 and was inactive until 1969, when permission was received from the Federal Reserve Board to acquire three banks. Associated currently owns 8 commercial banks and a federally chartered thrift located in Wisconsin and Illinois serving their local communities and, measured by total assets of $10.6 billion held at September 30, 1998, was the third largest commercial bank holding company headquartered in Wisconsin. As of September 30, 1998, Associated owned 30 nonbanking subsidiaries located in Arizona, California, Delaware, Illinois, Missouri, Nevada and Wisconsin.

     Associated provides advice and specialized services to its bank and nonbank subsidiaries (the "Associated Affiliates") in various areas of banking policy and operations, including auditing, data processing, marketing/advertising, investing, personnel services, trust services and other financial services functionally related to banking. Responsibility for the management of the Associated Affiliates remains with their respective Boards of Directors and officers. Services rendered to the Associated Affiliates by Associated are intended to assist the local management of the Associated Affiliates to expand the scope of the banking services offered by them. At September 30, 1998, bank and thrift affiliates of Associated provided services through 225 locations in 150 communities.

     Associated, through the Associated Affiliates, provides a complete range of retail banking services to individuals and businesses. These services include checking and savings accounts, NOW, Super NOW and money market deposit accounts, business loans, personal loans, residential and commercial mortgage loans, loans for education, MasterCard, VISA and other consumer-oriented financial services, including IRA and Keogh accounts, and safe deposit and night depository facilities. Automated teller machines ("ATMs"), which provide 24 hour banking services to customers of the Associated Affiliates, have been installed in many locations in the Associated Affiliates' service areas. The Associated Affiliates are members of an interstate shared ATM network which allows their customers to perform banking transactions from their checking, savings or credit card accounts at ATM terminals in a multi-state environment. Among the services designed specifically to meet the needs of businesses are various types of specialized financing, cash management services and transfer/collection facilities.

     The Associated Affiliates provide lending, depository and related financial services to commercial, industrial, financial and governmental customers. Term loans, revolving credit arrangements, letters of credit, inventory and accounts receivable financing, real estate construction lending and international banking securities are available.

     Additional emphasis is given to non-credit services for commercial customers, such as advice and assistance in the placement of securities, corporate cash management and financial planning. The Associated Affiliates make available check clearing, safekeeping, loan participation, lines of credit, portfolio analyses, data processing and other services to approximately 150 correspondent financial institutions.

     Four of the Associated Affiliates offer a wide variety of fiduciary, investment management, advisory and corporate agency services to individuals, corporations, charitable trusts, foundations and institutional investors. They also administer (as trustee and in other fiduciary and representative capacities) pension, profit sharing and other employee benefit plans, and personal trusts and estates.

     Investment subsidiaries provide discount and full-service brokerage services, including the sale of fixed and variable annuities, mutual funds, and securities, to the affiliates' customers and the general public. Insurance brokerage subsidiaries provide commercial and individual insurance services, including various life, property, casualty, credit, and mortgage products to the affiliates' customers and the general public. Several investment subsidiaries located in Nevada hold, manage, and trade cash, stock, and securities transferred from the Associated Affiliates and reinvest investment income. A leasing subsidiary provides lease financing for a variety of capital equipment for commerce and industry. An appraisal subsidiary provides real estate appraisals for customers, government agencies, and the general public.

     The Associated Affiliates also provide certain mortgage banking services including the origination and warehousing of mortgage loans and the sale of loans to investors. The primary focus is on one-to-four-family residential and multi-family properties, all of which the mortgage loans are salable into the secondary mortgage market.

     Associated and the Associated Affiliates are not dependent upon a single or a few customers, the loss of which would have a material adverse effect on Associated. No material portion of Associated's or the Associated Affiliates' business is seasonal.

       At September 30, 1998 Associated and the Associated Affiliates, as a group, employed 3,672 full-time equivalent employees.

SUPERVISION AND REGULATION

       Financial institutions are highly regulated both at the federal and state level. Numerous statutes and regulations affect the business of Associated and the Associated Affiliates.

       The activities of Associated are regulated by the BHC Act. The BHC Act requires prior approval of the Federal Reserve Board before acquiring direct or indirect ownership or control of more than five percent of the voting shares of any bank or bank holding company. The Riegel-Neal Interstate Banking and Branching Efficiency Act of 1994 contains provisions which amended the Act to allow an adequately-capitalized and adequately-managed bank holding company to acquire a bank located in another state as of September 29, 1995. Effective June 1, 1997, interstate branching was permitted. The Riegel-Neal Amendments Act of 1997 clarifies the applicability of host state laws to any branch in such state of an out-of-state bank.

       The BHC Act also prohibits, with certain exceptions, acquisitions of more than five percent of the voting shares of any publicly traded company which is not a bank and the conduct by a holding company (directly or through its subsidiaries) of any business other than banking or performing services for its subsidiaries without prior approval of the Federal Reserve Board.

       All of Associated's banking affiliates are insured by the Federal Deposit Insurance Corporation and are subject to the provisions of the Federal Deposit Insurance Act. Areas subject to regulation by federal and state authorities include capital adequacy, reserves, investments, loans, mergers, issuance of securities, payments of dividends by the banking affiliates, establishment of branches, and other aspects of banking operations.

       The FDIC Board of Directors voted December 11, 1996 to finalize a rule lowering the rates on assessments paid to the Savings Association Insurance Fund ("SAIF"), effective as of October 1, 1996. As a result of the special assessment required by the Deposit Insurance Funds Act of 1996 ("Funds Act"), the SAIF was capitalized at the target Designated Reserve Ratio ("DRR") of 1.25% of estimated insured deposits on October 1, 1996. The Funds Act required the FDIC to set assessments in order to maintain the target DRR. The Federal Reserve Board has, therefore, lowered the rates on assessments paid to the SAIF, while simultaneously widening the spread between the lowest and highest rates to improve the effectiveness of the FDIC's risk-based premium system. The Federal Reserve Board has also established a process, similar to that which was applied to the Bank Insurance Fund ("BIF"), for adjusting the rate schedules for both the SAIF and the BIF within a limited range, without notice and comment to maintain each of the fund balances at the target DRR.

       The Funds Act also separated, effective January 1, 1997, the Financing Corporation ("FICO") assessment to service the interest on its bond obligations from the SAIF assessment. The amount assessed on individual institutions by the FICO will be in addition to the amount paid for deposit insurance according to the FDIC's risk-related assessment rate schedules.

GOVERNMENT MONETARY POLICIES AND ECONOMIC CONTROLS

       The earnings and growth of the banking industry and the banking affiliates of Associated are affected by the credit policies of monetary authorities, including the Federal Reserve System. An important function of the Federal Reserve System is to regulate the national supply of bank credit in order to combat recession and curb inflationary pressures. Among the instruments of monetary policy used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, changes in reserve requirements against member bank deposits and changes in the Federal Reserve discount rate. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits, and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the Federal Reserve authorities have had a significant effect on the operating results of commercial banks in the past and are expected to continue to have such an effect in the future.

       In view of changing conditions in the national economy and in the money markets, as well as the effect of credit policies by monetary and fiscal authorities, including the Federal Reserve System, no prediction can be made as to possible future changes in interest rates, deposit levels and loan demand, or their effect on the business and earnings of Associated and its affiliates.

PROPERTIES

       Associated's headquarters are located in the City of Green Bay, Wisconsin, in a leased facility with approximately 8,500 square feet of office space owned by an affiliated company. The space is currently leased on a month-to-month basis. Associated, leased approximately 30,000 square feet of office space in buildings located in the Village of Ashwaubenon to accommodate the corporate staff and support functions. Associated occupied substantially all of the office space in October 1998.

       The Associated Affiliates, as of September 30, 1998, occupied 225 offices in 150 different communities within Wisconsin and Illinois. All key facilities, except Associated Bank Milwaukee and Associated Bank Chicago, are owned by the Associated Affiliates. Except for the affiliate offices in downtown Milwaukee and Chicago, which are located in the lobbies of multi-story office buildings, all of the banking facilities are free-standing buildings that provide adequate customer parking facilities, including drive-in facilities of various numbers and types for customer convenience. Some banks also have offices in various supermarket locations as well as offices located within retirement community facilities. In addition, Associated owns other real property that, when considered in the aggregate, is not material to its financial position.

LEGAL PROCEEDINGS

  There are legal proceedings pending against certain subsidiaries of Associated in the ordinary course of their business. Although litigation is subject to many uncertainties and the ultimate exposure with respect to these matters cannot be ascertained, management believes, based upon discussions with counsel, that Associated has meritorious defenses, and any ultimate liability would not have a material adverse effect on the consolidated financial position of Associated.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash compensation paid or accrued for services rendered in all capacities to Associated, First Financial Corporation and their respective affiliates for the fiscal years ended December 31, 1997, 1996, and 1995, of those persons who were, at December 31, 1997, the Chief Executive Officer of Associated and the other four most highly compensated executive officers of Associated or its affiliates (the "Named Executive Officers").

                                                 SUMMARY COMPENSATION TABLE
                                                                       Long-Term
                                     Annual Compensation (1)       Compensation  Awards
                                     ----------------------        ---------------------
                                                                   Securities Underlying        All Other
Name and Principal Position (2)  Year    Salary ($)    Bonus ($)   Options/SARs (#) (3)      Compensation ($) (4)
---------------------------     ------  -----------  ------------  ---------------------     --------------------
Harry B. Conlon                  1997    $407,692     $225,000             18,750                 $   73,351  (5)
  Chairman, President & CEO,     1996    $375,000     $135,000             18,750                 $   65,366
Associated                       1995    $355,000     $130,000             18,750                 $   57,349
John C. Seramur                  1997    $745,000     $335,250                  0                 $  197,350  (6)
  Vice Chairman, Associated;     1996    $720,000     $288,000                  0                 $  257,177
  President & CEO, FFB           1995    $680,000     $272,000                  0                 $  242,544
Robert C. Gallagher              1997    $325,385     $160,000             15,000                 $   52,634  (7)
  Vice Chairman, Associated;     1996    $300,000     $128,000             15,000                 $   51,204
Chairman & CEO, ABGB             1995    $287,000     $125,000             15,000                 $   48,944
Donald E. Peters                 1997    $273,500     $ 68,376                  0                 $   57,944  (8)
  Director of Systems and        1996    $261,500     $ 62,999                  0                 $   58,165
  Operations, Associated         1995    $250,000     $ 60,000                  0                 $   51,615
Gordon J. Weber                  1997    $234,423     $ 88,000             10,500                 $   26,351  (9)
  CEO                            1996    $230,000     $ 49,500             11,250                 $   24,363
  Associated Southern Region     1995    $209,807     $ 52,500             11,250                 $   25,616

-------------------------
(1) Includes amounts earned and payable during the fiscal year whether or not receipt of such amounts were deferred at the election of the Named Executive Officer. All Named Executive Officers are eligible to participate in the Associated Deferred Compensation Plan. During 1997, Messrs. Conlon and Gallagher participated in such plan. See "Agreements and Reports."

(2) Included in the table are certain executive officers of affiliates of Associated who perform policymaking functions for Associated. Associated Bank Green Bay, National Association ("ABGB"), is Associated's largest subsidiary bank, headquartered in Green Bay, Wisconsin. Associated's Southern Region consists of six state and national banks which are Wisconsin subsidiaries of Associated headquartered in Lodi, Madison, Milwaukee, Portage, Reedsburg, and West Allis. First Financial Bank ("FFB") is a thrift headquartered in Stevens Point, Wisconsin, with 125 offices located throughout Wisconsin and northern Illinois.

(3) Option grants reflect a 25% stock split effected in the form of a stock dividend in 1995, a 20% stock split effected in the form of a stock dividend in 1997, and a 25% stock split effected in the form of a stock dividend in 1998.

(4) Contributions to the Associated Banc-Corp Profit Sharing & Retirement Savings Plan (including the 401(k) Plan) (the "Retirement Plan") were made to the accounts of the Named Executive Officers. Contributions to the Associated Supplemental Executive Retirement Plan (the "SERP"), which provides retirement benefits to executives selected by the Administrative Committee without regard to the limitations set forth in Section 415 of the Internal Revenue Code of 1986, as amended (the "Code"), were made to the accounts of the Named Executive Officers. Contributions calculated as 10% of the amount of stock purchased made to Associated's Employee Stock Purchase Plan were made to the accounts of the Named Executive Officers. Life insurance premiums were paid by Associated for Named Executive Officers.

(5) Includes Retirement Plan contribution of $15,680, SERP contribution of $46,717, Employee Stock Purchase Plan contribution of $600, and life insurance premiums of $10,354.

(6) Includes Retirement Plan contribution of $24,029, SERP contribution of $172,455, and life insurance premiums of $866.

(7) Includes Retirement Plan contribution of $15,680, SERP contribution of $28,810, and life insurance premiums of $8,144.

(8) Includes Retirement Plan contribution of $24,029, SERP contribution of $33,049, and life insurance premiums of $866.

(9) Includes Retirement Plan contribution of $12,480, SERP contribution of $12,431, and life insurance premiums of $1,440.


                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                          Potential Realizable Value at
                                                                           Assumed Annual Rates of
                                                                            Stock Price Appreciation
                                         Individual Grants                        for Option Term
                         ---------------------------------               -------------------------------
                    Number of      % of Total
                    Securities    Options/SARs
                    Underlying     Granted to    Exercise or
                   Options/SARs   Employees in    Base Price    Expiration
         Name      Granted (#)     Fiscal Year      ($/Sh)         Date              5% ($)         10% ($)
----------------   ------------   -------------  ------------   -----------          -----          ------
H. B. Conlon         18,750           5.92%          28.1666        1-29-07         $332,134.66   $841,694.44
J. C. Seramur           ---            ---               ---            ---                 ---           ---
R. C. Gallagher      15,000           4.74%          28.1666        1-29-07         $265,707.73   $673,355.55
D. E. Peters            ---            ---               ---            ---                 ---           ---
G. J. Weber          10,500           3.32%          28.1666        1-29-07         $185,995.41   $471,348.88

   AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES (1)

                                                          Number of Securities
                                                         Underlying Unexercised          Value of Unexercised
                                                         Options/SARs at FY-End         In-the-Money Options/SARs
                                                         ----------------------
                                                                 (#) (2)                     at FY-End ($) (3)
                                                                 -------                -------------------------
                           Shares
                        Acquired on       Value
     Name               Exercise (#)  Realized ($) (4)   Exercisable  Unexercisable   Exercisable   Unexercisable
   ------------         ------------  ----------------   -----------  -------------  -------------  -------------
H. B. Conlon                    ---               ---       78,938        37,313     $2,049,047.89    $693,512.51
J. C. Seramur (5)            42,500       $428,450.00        5,259           ---        190,390.73            ---
R. C. Gallagher              21,000        439,995.60       62,774        29,851      1,680,424.45     554,840.96
D. E. Peters (5)             39,938        908,474.38       75,829           ---      2,867,021.40            ---
G. J. Weber                     ---               ---       63,861        21,639      1,855,048.74     404,188.44

--------------------
  (1) The exercise price for each grant was 100% of the fair market value of the shares on the date of grant. All granted options are exercisable within ten years from the date of grant. Within this period, each option is exercisable from time to time in whole or in part.

  (2) Pursuant to the current provisions of the Restated Long-Term Incentive Stock Plan (the "Stock Plan"), all Options and other awards under the Stock Plan shall immediately vest and become exercisable upon the occurrence of a Change in Control of Associated. Such vesting of Options shall result in all Options and corresponding SARs becoming immediately exercisable and all Performance Shares and other awards being immediately payable. The definition of Change of Control is substantially the same as under the Associated Change of Control Plan. See "Agreements and Reports."

  (3) Total value of unexercised options based on the market price of Associated stock as reported on The Nasdaq Stock Market on December 31, 1997, of $44.10 per share.

  (4) Market price at date of exercise of options, less option exercise price, times number of shares, equals value realized.

  (5) Executives had previously been granted options to purchase shares of common stock of First Financial which were converted into options to purchase shares of the Common Stock in connection with the Merger.

  SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

  The following table sets forth, with respect to the Associated Retirement Account Plan (the "Account Plan") and the SERP for Named Executive Officers, the credited years of service to date and at age 65:

                      Credited Years of  Credited Years of
                       Service to Date   Service at Age 65
                      -----------------  -----------------
   H. B. Conlon              33                 35
   J. C. Seramur             31                 41
   R. C. Gallagher           17                 22
   D. E. Peters              16                 33
   G. J. Weber               26                 41

The following table sets forth, with respect to the Account Plan and the SERP, the estimated annual retirement benefit payable at age 65 as a straight-life annuity, based on specified earnings and service levels and a benefit indexing rate of 5%:

====================================================================================================================
   AVERAGE TOTAL
     ANNUAL                                      ANNUAL BENEFIT AFTER SPECIFIED YEARS IN PLAN (2)
  COMPENSATION (1)
-------------------------------------------------------------------------------------------------------------------
                                 20              25              30              35              40              45
-------------------------------------------------------------------------------------------------------------------
  250,000                    49,600          71,600          99,650         135,475         181,200         239,550
-------------------------------------------------------------------------------------------------------------------
  300,000                    59,520          85,920         119,580         162,570         217,440         287,460
-------------------------------------------------------------------------------------------------------------------
  350,000                    69,440         100,240         139,510         189,665         253,680         335,370
-------------------------------------------------------------------------------------------------------------------
  400,000                    79,360         114,560         159,440         216,760         289,920         383,280
-------------------------------------------------------------------------------------------------------------------
  450,000                    89,280         128,880         179,370         243,855         326,160         431,190
-------------------------------------------------------------------------------------------------------------------
  500,000                    99,200         143,200         199,300         270,950         362,400         479,100
-------------------------------------------------------------------------------------------------------------------
  550,000                   109,120         157,520         219,230         298,045         398,640         527,010
-------------------------------------------------------------------------------------------------------------------
  600,000                   119,040         171,840         239,160         325,140         434,880         574,920
-------------------------------------------------------------------------------------------------------------------
  650,000                   128,960         186,160         259,090         352,235         471,120         622,830
-------------------------------------------------------------------------------------------------------------------
  700,000                   138,880         200,480         279,020         379,330         507,360         670,740
-------------------------------------------------------------------------------------------------------------------
  750,000                   148,800         214,800         298,950         406,425         543,600         718,650
-------------------------------------------------------------------------------------------------------------------
  800,000                   158,720         229,120         318,880         433,520         579,840         766,560
-------------------------------------------------------------------------------------------------------------------
  850,000                   168,640         243,440         338,810         460,615         616,080         814,470
-------------------------------------------------------------------------------------------------------------------
  900,000                   178,560         257,760         358,740         487,710         652,320         862,380
-------------------------------------------------------------------------------------------------------------------
  950,000                   188,480         272,080         378,670         514,805         688,560         910,290
-------------------------------------------------------------------------------------------------------------------
1,000,000                   198,400         286,400         398,600         541,900         724,800         958,200
-------------------------------------------------------------------------------------------------------------------
1,250,000                   248,000         358,000         498,250         677,375         906,000       1,197,750
===================================================================================================================

(1) Reflects amounts disclosed as salary and bonus for each of the Named Executive Officers.

(2) The retirement benefits shown above are not subject to any deductions for social security or other offsetting amounts, and the annual retirement benefits are subject to certain maximum limitations under the Code (such limitation was $125,000 for 1997).

CERTAIN TRANSACTIONS

    Various officers and directors of Associated and its subsidiaries, members of their families, and the companies or firms with which they are associated were customers of, and had banking transactions with, one or more of Associated's subsidiary banks in the ordinary course of each such bank's business during 1997. The percentage of consolidated shareholders' equity represented by loans made in such transactions was 8.95% at December 31, 1997. Additional transactions may be expected to take place in the ordinary course of business in the future. All loans and commitments to loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of the management of Associated's subsidiary banks, did not involve more than a normal risk of collectibility or present other unfavorable features.

PRINCIPAL HOLDERS OF ASSOCIATED COMMON STOCK

  As of September 30, 1998, the trust departments of four wholly-owned subsidiaries of Associated were, in a fiduciary capacity, the beneficial owners of 5,401,038 shares of Associated Common Stock, constituting 8.52% of Associated's outstanding shares entitled to vote. Such ownership is in the capacity of fiduciaries with voting and/or investment power. As a result thereof, Associated may be deemed to indirectly beneficially own such shares. No other person is known to Associated to own beneficially more than 5% of the outstanding shares entitled to vote. The information set forth below is reflective of the foregoing.


                                                    AMOUNT AND NATURE
                                    TITLE OF          OF BENEFICIAL            PERCENT
        NAME AND ADDRESS             Class         Ownership (1)(2)(3)        of Class
        ----------------          ------------     -------------------      -------------
Associated Bank Green Bay, N.A.
    200 North Adams Street           Common            4,172,458                 6.59%
    Green Bay, Wisconsin  54301
Associated Bank, N.A.
    100 West Wisconsin Avenue        Common              765,787                 1.21%
    Neenah, Wisconsin  54956
Associated Bank Lakeshore, N.A.
    1000 Franklin Street             Common              270,808                    *
    Manitowoc, Wisconsin  54220
Associated Trust Company, N.A.
    401 East Kilbourn Avenue         Common              191,983                    *
    Milwaukee, Wisconsin  53202                          -------               ------

                                                       5,401,038                 8.52%
                                                                               ------

* Denotes percentage is less than 1%.

(1) Shares are deemed to be "beneficially owned" by a person if such person, directly or indirectly, has or shares (i) the voting power thereof, including the power to vote or to direct the voting of such shares, or (ii) the investment power with respect thereto, including the power to dispose or direct the disposition of such shares. In addition, a person is deemed to beneficially own any shares which such person has the right to acquire beneficial ownership of within 60 days.

(2) In the capacity of fiduciaries, the trust departments exercise voting power where authority has been granted. In other instances, the trust departments solicit voting preferences from the beneficiaries. In the event responses are not received as to voting preferences, the shares will not be voted in favor of or against the proposals.

(3) In the capacity of fiduciaries, included are 1,459,045 shares with sole voting power; 35,913 shares with shared voting power; 5,021,955 shares with sole investment power; and 379,083 shares with shared investment power.

SECURITY OWNERSHIP OF MANAGEMENT

    Listed below is information as of September 30, 1998, concerning beneficial ownership of Associated Common Stock for each director and Named Executive Officer, and by directors and executive officers as a group.

Title of Class                           Name of Beneficial Owner               Amount of Beneficial Ownership            Percent
--------------                           ------------------------               ------------------------------            -------
of Class
--------
Common                                   Harry B. Conlon                                      291,656                          *
Common                                   Robert Feitler (1)                                    39,216                          *
Common                                   Robert S. Gaiswinkler                                139,485                          *
Common                                   Robert C. Gallagher                                  253,757                          *
Common                                   Ronald R. Harder                                       2,420                          *
Common                                   John S. Holbrook, Jr.                                 13,620                          *
Common                                   William R. Hutchinson                                  4,026                          *
Common                                   James F. Janz (1)                                      8,996                          *
Common                                   Robert P. Konopacky                                   62,156                          *
Common                                   George R. Leach                                       64,731                          *
Common                                   John C. Meng                                          10,825                          *
Common                                   Donald E. Peters (2)                                 193,535                          *
Common                                   J. Douglas Quick                                      13,033                          *
Common                                   John C. Seramur                                      872,256                       1.38
Common                                   John H. Sproule                                       77,933                          *
Common                                   Ralph R. Staven                                      189,787                          *
Common                                   Norman L. Wanta                                       80,036                          *
Common                                   Gordon J. Weber (2)                                  126,482                          *
Common                                   Directors and Executive Officers (3)               3,040,253                       4.80%
* Denotes percentage is less than 1%.

(1) Retired from the Board of Directors on October 27, 1997.
(2) Named Executive Officer, non-director.
(3) Includes directors and executive officers as a group (31 individuals).

Share ownership includes shares issuable within 60 days upon exercise of stock options owned by certain officers.

All shares reported herein are owned with voting and investment power in those persons whose names are provided herein or by their spouses. Some shares may be owned in joint tenancy, by a spouse, or in the names of minor children.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a bank holding company incorporated under the laws of the State of Wisconsin with its principal office in Shawano, Wisconsin. The Company owns all the issued and outstanding stock of the Bank, a national banking association, and the Finance Company, a Wisconsin corporation. As of June 30, 1998, the Company had total assets of approximately $159.9 million and the Bank had deposits of approximately $113.8 million.

     The Bank is a full service bank serving the banking needs of the Northeastern Wisconsin community of Shawano. The Bank provides commercial banking services and products, including savings and demand deposits, real estate, commercial and consumer loans, collection and safe deposit facilities and other services tailored to meet the needs of the individual and business customer. The Company owns the Bank's main banking premises located at 129 East Division Street, Shawano, Wisconsin.

     The Finance Company is a consumer finance company. As of June 30, 1998, the Finance Company had consumer loan receivables of approximately $22,000,000. The Finance

Company has 18 offices (including 2 in Illinois) primarily located in Northern and Eastern Wisconsin.

     The Company, the Bank and the Finance Company are not dependent upon a single or a few customers, the loss of which would have a material adverse effect on the Company, the Bank or the Finance Company. No material portion of the Company or the Bank's business is seasonal.

     At June 30, 1998, the Company, the Bank and the Finance Company employed approximately 133 full-time and 10 part-time employees.

OWNERSHIP OF THE COMPANY COMMON STOCK

     The following table sets forth information regarding the beneficial ownership of the Company Common Stock as of the Record Date by each director, certain executive officers, all directors and executive officers of the Company as a group and each person who is known by the Company to be the beneficial owner of more than 5% of the Company Common Stock. The address for the directors and executive officers is the executive offices of the Company.

                               NAME OF                                     Number           Percent
                          Beneficial Owner                                of Shares        of Class
                          ----------------                                ---------        --------
Archie Amundson......................................................             2               *
Robert R. Behnke.....................................................           150               *
Mary Bleser Hayes....................................................           650             2.5%
Andrew B. Hayes (1)..................................................           200               *
Margaret B. Hayes (1)................................................           200               *
Priscilla Humphrey Mitton............................................         1,630             6.1
William Humphrey Mitton..............................................         2,075             7.8
Bernard S. Kubale                                                                --               *
Suzanne Mitton Petru.................................................         2,075             7.8
The Estate of Clarence Bleser (2)....................................        13,508            50.8
All directors and executive officers as a class (3 persons)..........           802             3.0

_______________
* Less than 1 %

(1) Mary Bleser Hayes is the custodian of the shares and has authority to vote the shares at a meeting of the shareholders.

(2)  Mary Bleser Hayes is one of two trustees of the Estate of Clarence Bleser.

                                    EXPERTS

     The consolidated financial statements of Associated as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, included herein, which are based in part on the reports of Ernst & Young LLP, certified public accountants, included herein, and upon the authority of said firms as experts in accounting and auditing.

          Associated has retained Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. to render an opinion on the federal income tax consequences of the Merger and in connection therewith, Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. has reviewed the discussion herein entitled "The Merger - Certain Material Federal Income Tax Consequences." Such opinion has been included in the registration statement in reliance upon the authority of said firm as experts in tax matters.

     The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     The validity of the shares issued in connection with the Merger and certain other matters will be passed upon for Associated by Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c., Milwaukee, Wisconsin.

                          FUTURE SHAREHOLDER PROPOSALS

     If the Merger is consummated, shareholders of the Company will become shareholders of Associated. Pursuant to Rule 14a-8 promulgated under the Exchange Act, Associated shareholders may present proper proposals for inclusion in Associated's proxy statement for consideration at the next annual meeting of its shareholders by submitting their proposals to Associated in a timely manner. Shareholders of the Company who become shareholders of Associated may present proposals for inclusion in Associated's proxy statement for its 1999 Annual Meeting if such proposals are submitted, in writing, at Associated's executive offices not later than November 24, 1998. Any such proposal must comply with Rule 14a-8.

                      WHERE YOU CAN FIND MORE INFORMATION

     Associated files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information Associated files at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Associated's Commission filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the Commission at "http://www.sec.gov."

     Associated has filed a Registration Statement on Form S-4 (the "Registration Statement") to register with the Commission the Associated Common Stock to be issued to shareholders of Citizens Bankshares in the Merger. This Proxy Statement/Prospectus is a part of the Registration Statement and constitutes a prospectus of Associated in addition to being a proxy statement of Citizens Bankshares for the Special Meeting. As allowed by Commission rules, this Proxy Statement/Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement, which are incorporated herein by reference.

     Associated has supplied all information contained in this Proxy Statement/Prospectus relating to Associated, and the Company has supplied all such information relating to the Company.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE MERGER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED
NOVEMBER 4, 1998. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THE PROXY STATEMENT/PROSPECTUS TO SHAREHOLDERS NOR THE ISSUANCE OF ASSOCIATED COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

     THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION.

                                                                       EXHIBIT A

                         AGREEMENT AND PLAN OF MERGER



                                    BETWEEN



                             ASSOCIATED BANC-CORP


                                      AND


                           CITIZENS BANKSHARES, INC.




                               FEBRUARY 17, 1998

                               TABLE OF CONTENTS

                                   ARTICLE I
                                  ----------

                                  THE MERGER
                                  ----------

SECTION 1.01.    The Merger......................................2
SECTION 1.02.    Effective Time..................................2
SECTION 1.03.    Effect of the Merger............................3
SECTION 1.04.    Articles of Incorporation and Bylaws............3
SECTION 1.05.    Directors and Officers..........................3
SECTION 1.06.    Conversion of Securities........................3
SECTION 1.07.    Exchange of Certificates........................5
SECTION 1.08.    Stock Transfer Books............................7
SECTION 1.09.    Anti-Dilution Adjustment........................7

                                  ARTICLE II
                                  ----------

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                 ---------------------------------------------


SECTION 2.01.    Organization and Qualification of the Company;
                 Subsidiaries.....................................8
SECTION 2.02.    Articles of Incorporation and Bylaws.............9
SECTION 2.03.    Capitalization...................................9
SECTION 2.04.    Authority.......................................11
SECTION 2.05.    No Conflict; Required Filings and Consents......12
SECTION 2.06.    Compliance; Permits.............................13
SECTION 2.07.    Banking Reports and Financial Statements........13
SECTION 2.08.    Absence of Certain Changes or Events............14
SECTION 2.09.    Absence of Litigation...........................15
SECTION 2.10.    Employee Benefit Plans..........................15
SECTION 2.11.    Employment Contracts; Material Contracts........18
SECTION 2.12.    Registration Statement; Proxy Statement.........18
SECTION 2.13.    Title to Property...............................18
SECTION 2.14.    Compliance with Environmental Laws..............19
SECTION 2.15.    Absence of Agreements...........................21
SECTION 2.16.    Taxes...........................................22
SECTION 2.17.    Insurance.......................................23
SECTION 2.18.    Absence of Adverse Agreements...................23
SECTION 2.19.    Internal Controls and Records...................23
SECTION 2.20.    Loans...........................................24
SECTION 2.21.    Labor Matters...................................24
SECTION 2.22.    Brokers.........................................24

SECTION 2.23.    Accounting and Tax Matters......................24
SECTION 2.24.    Full Disclosure.................................25
SECTION 2.25.    Vote Required...................................25
SECTION 2.26.    Branch Sales....................................25

                                  ARTICLE III
                                  -----------

                       REPRESENTATIONS AND WARRANTIES OF
                                   ASSOCIATED
                                   ----------

SECTION 3.01.    Organization and Qualification..................25
SECTION 3.02.    Articles of Incorporation and Bylaws............26
SECTION 3.03.    Capitalization..................................26
SECTION 3.04.    Authority.......................................26
SECTION 3.05.    No Conflict; Required Filings and Consents......27
SECTION 3.06.    Compliance; Permits.............................27
SECTION 3.07.    Securities Reports; Financial Statements........28
SECTION 3.08.    Absence of Certain Changes or Events............29
SECTION 3.09.    Absence of Litigation...........................29
SECTION 3.10.    Registration Statement; Proxy Statement.........30
SECTION 3.11.    Absence of Agreements...........................30
SECTION 3.12.    Taxes...........................................30
SECTION 3.13.    Brokers.........................................31
SECTION 3.14.    Accounting and Tax Matters......................31
SECTION 3.15.    Full Disclosure.................................31


                                  ARTICLE IV
                                  ----------

                           COVENANTS OF THE COMPANY
                           ------------------------

SECTION 4.01.    Affirmative Covenants...........................32
SECTION 4.02.    Negative Covenants..............................33
SECTION 4.03.    Access and Information..........................36
SECTION 4.04.    Affiliates; Accounting and Tax Treatment........37
SECTION 4.05.    Expenses........................................38
SECTION 4.06.    Delivery of Shareholder List....................38

                                   ARTICLE V
                                   ---------

                            COVENANTS OF ASSOCIATED
                            -----------------------

SECTION 5.01.    Affirmative Covenants...........................38
SECTION 5.02.    Access and Information..........................39

SECTION 5.03.    Accounting and Tax Treatment..........................40


                                  ARTICLE VI
                                  ----------

                             ADDITIONAL AGREEMENTS
                             ---------------------

SECTION 6.01.    Registration Statement................................40
SECTION 6.02.    Meetings of Shareholders..............................41
SECTION 6.03.    Appropriate Action; Consents; Filings.................41
SECTION 6.04.    Notification of Certain Matters.......................42
SECTION 6.05.    Public Announcements..................................42
SECTION 6.06.    Environmental Matters.................................42
SECTION 6.07.    Action Requested By Other Party.......................42


                                  ARTICLE VII
                                  -----------

                             CONDITIONS OF MERGER
                             --------------------


SECTION 7.01.    Conditions to Obligation of Each Party to Effect the
                 Merger................................................43
SECTION 7.02.    Additional Conditions to Obligations of Associated....44
SECTION 7.03.    Additional Conditions to Obligations of the Company...46


                                 ARTICLE VIII
                                 ------------

                       TERMINATION, AMENDMENT AND WAIVER
                       ---------------------------------

SECTION 8.01.    Termination...........................................48
SECTION 8.02.    Effect of Termination.................................49
SECTION 8.03.    Amendment.............................................50
SECTION 8.04.    Waiver................................................50

                                  ARTICLE IX
                                  ----------

                              GENERAL PROVISIONS
                              ------------------

SECTION 9.01.    Non-Survival of Representations, Warranties and
                 Agreements............................................50
SECTION 9.02.    Disclosure Schedules..................................51
SECTION 9.03.    Notices...............................................51
SECTION 9.04.    Certain Definitions...................................52
SECTION 9.05.    Headings..............................................53
SECTION 9.06.    Severability..........................................53

SECTION 9.07.    Entire Agreement......................................53
SECTION 9.08.    Assignment............................................53
SECTION 9.09.    Parties in Interest...................................54
SECTION 9.10.    Governing Law.........................................54
SECTION 9.11.    Counterparts..........................................54

EXHIBITS

4.01        Capital Requirements; Purchase and Sale of Securities
4.02        Negative Covenants
4.04        Affiliate Letter
7.02(e)     Legal Opinion of Company Counsel
7.03        Legal Opinion of Associated Counsel

COMPANY DISCLOSURE SCHEDULE

2.01        Organization and Qualification of the Company; Subsidiaries
2.02        Articles of Incorporation and Bylaws
2.05        No Conflict; Required Filings and Consents
2.07        Banking Reports and Financial Statements
2.08        Absence of Certain Changes or Events
2.09        Absence of Litigation
2.10        Employee Benefit Plans
2.11        Employment Contracts; Material Contracts
2.13        Title to Property
2.14        Compliance with Environmental Laws
2.15        Absence of Agreements
2.16        Taxes
2.17        Insurance
2.20        Loans
2.26        Branch Sales
4.02        Assets Under Contract to Sell
9.04        Knowledge

ASSOCIATED DISCLOSURE SCHEDULE

3.08        Absence of Certain Changes or Events
3.09        Litigation
3.11        Absence of Agreements

                         AGREEMENT AND PLAN OF MERGER


          AGREEMENT AND PLAN OF MERGER, dated as of February 17, 1998 (the "Agreement"), between ASSOCIATED BANC-CORP, a Wisconsin corporation ("Associated") and CITIZENS BANKSHARES, INC., a Wisconsin corporation ("Company").

                             W I T N E S S E T H:

          WHEREAS, the Company is a bank holding company, the wholly-owned subsidiaries of which are Citizens Bank, N.A., a national banking association located in Shawano, Wisconsin (the "Bank") and Wisconsin Finance Corporation ("WFC"); and

          WHEREAS, the Bank has one wholly-owned subsidiary, CB Investments, Inc. ("CB"), and WFC has one wholly owned subsidiary, Citizens Financial Services, Inc. ("CFS"). The Bank, CB, WFC and CFS are sometimes individually referred to as a "Subsidiary" and, collectively, as the "Subsidiaries;" and

          WHEREAS, the Company upon the terms and subject to the conditions of this Agreement and in accordance with the Wisconsin Business Corporation Law ("Wisconsin Law"), will merge with and into Associated (the "Merger"); and

          WHEREAS, the Company and its Board of Directors have determined that the Merger will enhance the ability of the Bank to better serve its existing depositors and customers and increase the financial strength of the Bank; and

          WHEREAS, the Board of Directors of the Company believes that the Merger with Associated will benefit the shareholders and the employees of the Company and the Subsidiaries; and

          WHEREAS, the respective Boards of Directors of Associated and the Company have (i) determined that the Merger and the exchange of newly issued shares of Associated Common Stock (as defined in Section 1.06) for shares of Company Common Stock (as defined in Section 1.06) pursuant and subject to the terms and conditions of this Agreement are fair to and in the best interests of the respective corporations and their shareholders, and (ii) approved and adopted this Agreement and the transactions contemplated hereby; and

          WHEREAS, the Board of Directors of the Company has, subject to its fiduciary duties under applicable law, resolved to recommend approval of the Merger by the shareholders of the Company;

          WHEREAS, Associated and the Company intend to effect a merger that qualifies for pooling-of-interests accounting treatment and as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code").

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Associated and the Company hereby agree as follows:


                                   ARTICLE I
                                   ---------

                                   THE MERGER
                                   ----------

          SECTION 1.01.  The Merger.  Upon the terms and subject to the
                         ----------
conditions set forth in this Agreement, and in accordance with Wisconsin Law, at the Effective Time (as defined in Section 1.02), the Company shall be merged with and into Associated. As a result of the Merger, the separate corporate existence of the Company shall cease and Associated shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

          SECTION 1.02.  Effective Time.  The parties hereto shall cause the
                         --------------
Merger to be consummated by filing Articles of Merger (the "Articles of Merger") with the Department of Financial Institutions of the State of Wisconsin, in such form as required by, and executed in accordance with the relevant provisions of Wisconsin Law (a) after the satisfaction, or if permissible, waiver of conditions set forth in Article VII, and (b) as promptly as possible after the latest of the following dates:

           (i) The date of expiration of any applicable waiting period after approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended;

           (ii) Such date as may be prescribed by the Federal Reserve Board or any other agency or authority pursuant to applicable law, rules or regulations, prior to which consummation of the transaction described and referred to herein may not be effected;

           (iii)The date of the shareholders meeting of the Company to vote upon the Merger pursuant to Section 6.02; or

            (iv) If the transaction contemplated by this Agreement is being contested in any legal proceeding and Associated or the Company has elected to contest the same, the date that such legal proceeding has been brought to a conclusion favorable, in the judgment of Associated or the Company, to the consummation of the transaction contemplated hereby.

            The date and time of the filing of the Articles of Merger is hereinafter referred to as the "Effective Time."

     SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of
                   --------------------
the Merger shall be as provided in the applicable provisions of Wisconsin Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Associated and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Associated and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.04. Articles of Incorporation and Bylaws. At the Effective Time,
                   ------------------------------------
the Articles of Incorporation and the Bylaws of Associated, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation.

     SECTION 1.05. Directors and Officers. The directors of Associated
                   ----------------------
immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, and the officers of Associated immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

      SECTION 1.06. Conversion of Securities. At the Effective Time, by virtue
                    ------------------------
of the Merger and without any action on the part of Associated, the Company or the holders of any of the following securities:

            (a) each share of common stock, par value $20.00 per share, of the Company (the "Company Common Stock") (all issued and outstanding shares of the Company Common Stock being hereinafter collectively referred to as the "Shares") issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 1.06(b) and other than any Dissenting Shares, as defined in Section 1.06(c)) shall be converted, in accordance with Section 1.07, into the right to receive 27 shares of common stock, par value $.01 per share, of

     Associated ("Associated Common Stock"). As of the Effective Time, all such shares of the Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such Shares shall thereafter represent the right to receive a certificate representing shares of Associated Common Stock into which such Company Common Stock is convertible. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Associated Common Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 1.07, without interest. No fractional shares of Associated Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to
     Section 1.07 hereof.

          (b) each Share held in the treasury of the Company and each Share owned by Associated or any direct or indirect wholly-owned subsidiary of Associated immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

          (c) each Share of the Company Common Stock which shall be issued and outstanding as of the Effective Time and held by a shareholder who has validly perfected dissenter's rights in accordance with Wisconsin Law, shall not be converted into and shall not become Associated Common Stock hereunder (all such shares of the Company Common Stock are hereinafter called "Dissenting Shares"). The Company shall give Associated prompt notice upon receipt by the Company of any written notice from any such shareholder of the Company ("Dissenting Shareholder"). The Company agrees that prior to the Effective Time, it will not, except with prior written consent of Associated, voluntarily make any payment with respect to, or settle or offer to settle, any request for withdrawal pursuant to the exercise of dissenter's rights. Each Dissenting Shareholder who becomes entitled, pursuant to the provisions of applicable law, to payment for his or her shares of the Company Common Stock shall receive payment therefor from Associated (but only after the amount thereof shall be agreed upon or finally determined pursuant to the provisions of applicable law). If any Dissenting Shareholder shall fail to perfect or shall effectively withdraw or lose his or her right to receive the value of his or her shares of Associated Common Stock, his or her shares shall be thereupon converted into Associated Common Stock in accordance with the provisions of Section 1.06(a) and, if applicable, cash under Section 1.07(e).

     SECTION 1.07.  Exchange of Certificates.
                    ------------------------

          (a) Exchange Agent.  As of the Effective Time, Associated shall
              --------------
     deposit, or shall cause to be deposited, with a bank or trust company designated by Associated and acceptable to the Company (the "Exchange Agent"), and such deposit shall be solely for the benefit of the holders of Shares, for exchange in accordance with this Article I through the Exchange Agent, certificates representing the shares of Associated Common Stock (such certificates for shares of Associated Common Stock, and cash in lieu of fractional shares (if any), together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 1.06 in exchange for outstanding Shares.

          (b) Exchange Procedures.  As soon as reasonably practicable after the
              -------------------
     Effective Time, the Exchange Agent shall mail or personally deliver to each holder of record (or his or her attorney-in-fact) of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates"), whose Shares were converted into the right to receive shares of Associated Common Stock pursuant to Section
     1.06 and cash in lieu of fractional shares (if any), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Associated may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Associated Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Associated Common Stock which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article I (after taking into account all Shares then held by such holder) and cash in lieu of fractional shares (if any), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Associated Common Stock may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Certificates surrendered for exchange by any affiliate of the Company shall not be exchanged for certificates representing shares of Associated Common Stock until Associated has received a written agreement from such person as provided in Section 4.04 hereof. Until surrendered as contemplated by this Section 1.07, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Associated Common Stock and cash in lieu of any fractional shares of Associated Common Stock as contemplated by Section 1.07(e).

          (c) Distributions with Respect to Unexchanged Shares.  No dividends or
              ------------------------------------------------
     other distributions declared or made after the Effective Time with respect to Associated Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Associated Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.07(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Associated Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Associated Common Stock to which such holder is entitled pursuant to Section 1.07(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Associated Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Associated Common stock.

          (d) No Further Rights in the Shares.  All shares of Associated Common
              -------------------------------
     Stock issued upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.07(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

          (e) No Fractional Shares  No certificates or scrip representing
              --------------------
     fractional shares of Associated Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interest will not entitle the owner thereof to vote or to any rights of a shareholder of Associated. Each holder of a fractional share interest shall be paid an amount in cash equal to the product obtained by multiplying such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by the "Daily Average Price." For purposes hereof, the "Daily Average Price" shall mean the average of the daily closing prices of a share of Associated Common Stock as quoted on the NASDAQ National Market during the ten consecutive days commencing on the first business day following the date the Federal Reserve Board issues an order approving consummation of the Merger.

          (f) Termination of Exchange Fund.  Any portion of the Exchange Fund
              ----------------------------
     which remains undistributed to the shareholders of the Company for six months after the Effective Time shall be delivered to Associated, upon demand, and any shareholders of the Company who have not theretofore complied with this Article I shall thereafter look only to Associated for payment of their claim for Associated Common Stock, any cash in lieu of fractional shares of Associated Common Stock and any dividends or distributions with respect to Associated Common Stock.

          (g) No Liability.  Neither Associated or the Company shall be liable
              ------------
     to any holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

          (h) Withholding Rights.  Associated shall be entitled to deduct and
              ------------------
     withhold from any cash consideration payable pursuant to this Agreement to any holder of Shares such amounts as Associated is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Associated, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Associated.

     SECTION 1.08. Stock Transfer Books. At the Effective Time, the stock
                   --------------------
transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates evidencing ownership of shares of the Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Associated for any reason shall be converted into shares of Associated Common Stock in accordance with this Article I.

     SECTION 1.09. Anti-Dilution Adjustment. If, subsequent to the date hereof
                   ------------------------
and prior to the Effective Time, Associated shall pay a stock dividend or make a distribution on Associated Common Stock in shares of Associated Common Stock or any security convertible into Associated Common Stock or shall combine or subdivide its stock, then in each such case, from and after the record date for determining the shareholders entitled to receive such dividend or distribution or the securities resulting from such combination or subdivision, an appropriate adjustment (if any) shall be made to the conversion formula set forth in Section 1.06 above, for purposes of determining the number of shares of Associated Common Stock into which the Company Common Stock shall be converted. For purposes hereof, the payment of a dividend in Associated Common Stock, or the distribution on Associated Common Stock in securities convertible into Associated Common Stock, shall be deemed to have effected an increase in the number of outstanding shares of Associated Common Stock equal to the number of shares of Associated Common Stock into which such securities shall be initially convertible without the payment by the holder thereof of any consideration other than the surrender for cancellation of such convertible securities. Notwithstanding the foregoing, this Section shall not apply to any stock options issued under option plans of Associated existing as of the date of this Agreement.


                                  ARTICLE II
                                  ----------

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                 ---------------------------------------------

          Except as set forth in the Disclosure Schedule attached hereto (the "Company Disclosure Schedule"), the Company hereby represents and warrants to Associated that:

          SECTION 2.01.  Organization and Qualification of the Company;
                         ----------------------------------------------
Subsidiaries.  The Company is a corporation duly organized and validly existing
------------
under the laws of the State of Wisconsin. The Bank is a duly organized and validly existing national banking association. CB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. WFC is a corporation duly organized and validly existing under the laws of the State of Wisconsin. CFS is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois. The Bank and WFC are and have been the only subsidiaries of the Company. CB is and has been the only subsidiary of the Bank. CFS is and has been the only subsidiary of WFC. The Company and its Subsidiaries each have the requisite corporate power and authority and are in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Company Approvals") necessary to own, lease and operate their properties and to carry on their businesses as they are now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and Company Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on the Company and its Subsidiaries, taken as a whole. The term "Material Adverse Effect" as used in this Agreement shall mean any change or effect that is or is reasonably likely to be materially adverse to a party's business, operations, properties (including intangible properties), condition (financial or otherwise), assets or liabilities (including contingent liabilities). The Company has not received any notice of proceedings relating to the revocation or modification of any Company Approvals. The Company, WFC, CB and CFS are duly qualified or licensed as foreign corporations to do business, and are in good standing, in each jurisdiction where the character of the properties owned, leased or operated by them or the nature of their activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. The Company is registered with the Federal Reserve Board as a one bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Except for the Subsidiaries and except for portfolio investments of the Company or any Subsidiary, the Company holds no interest, either directly or indirectly, in any other entity. Except for CB and except for portfolio investments of the Company or any Subsidiary, the Bank holds no interest, either directly or indirectly, in any other entity. Except for CFS and except for portfolio investments of the Company or any Subsidiary, WFC holds no interest, either directly or indirectly, in any other entity.

          SECTION 2.02.  Articles of Incorporation and Bylaws.  The Company has
                         ------------------------------------
heretofore furnished to Associated complete and correct copies of the Articles of Incorporation and the Bylaws, as amended or restated, of the Company and its Subsidiaries and such Articles of Incorporation and Bylaws of the Company and its Subsidiaries are in full force and effect and neither the Company nor its Subsidiaries are in violation of any of the provisions of their Articles of Incorporation or Bylaws.

          SECTION 2.03.  Capitalization.
                         --------------

            (a) Capitalization of the Company.  The authorized capital stock of
                -----------------------------
     the Company consists of 100,000 shares of Common Stock, par value $20.00 per share. As of the date of this Agreement, (i) 26,582 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable (except as provided in section 180.0622(2)(b) of the Wisconsin Law), and all of which have been issued in compliance with applicable securities laws, and (ii) 1,643 shares of Company Common Stock are held in the Company's treasury. Except as set forth in the Company's Disclosure Schedule at Section 2.03(a), as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in the Company. There are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

            (b) Capitalization of the Bank.  The authorized capital stock of the
                --------------------------
     Bank consists of 28,225 shares of common stock, par value $20 per share.
     As of the date of this Agreement, (i) 28,225 shares of the Bank's Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable, and all of which have been issued in compliance with applicable securities laws, and (ii) the Company owns all of the Bank's Common Stock. As of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Bank or obligating the Bank to issue or sell any shares of capital stock of, or other equity interests in the Bank. There are no obligations, contingent or otherwise, of the Bank to repurchase, redeem or otherwise acquire any shares of the Bank's Common Stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

            (c) Capitalization of CB.  The authorized capital stock of CB
                --------------------
     consists of 3,000 shares of common stock, par value $1 per share. As of the date of this Agreement, (i) 100 shares of CB's common stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, and all of which have been issued in compliance with applicable securities laws, and (ii) the Bank owns all of CB's common stock. As of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of CB or obligating CB to issue or sell any shares of capital stock of, or other equity interests in CB. There are no obligations, contingent or otherwise, of CB to repurchase, redeem or otherwise acquire any shares of CB's common stock or to provide funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

            (d) Capitalization of WFC.  The authorized capital stock of WFC
                ---------------------
     consists of 9,000 shares of common stock, no par value. As of the date of this Agreement, (i) 2,000 shares of WFC's common stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable (except as provided in section 180.0622(2)(b) of the Wisconsin Law), and all of which have been issued in compliance with applicable securities laws, and (ii) the Company owns all of WFC's common stock. As of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangement or commitments of any character relating to the issued or unissued capital stock of WFC or obligating WFC to issue or sell any shares of capital stock of, or other equity interests in, WFC. There are no obligations, contingent or otherwise, of WFC to repurchase, redeem or otherwise acquire any shares of WFC's common stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

            (e) Capitalization of CFS.  The authorized capital stock of CFS
                ---------------------
     consists of 10,000 shares of common stock, no par value. As of the date of this Agreement, (i) 3,000 shares of CFS's common stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, and all of which have been issued in compliance with applicable securities laws and (ii) WFC owns all of CFS's common stock. As of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of CFS or obligating CFS to issue or sell any shares of capital stock of, or other equity interest in CFS. There are no obligations, contingent or otherwise, of CFS to repurchase, redeem or otherwise acquire any shares of CFS's common stock or to provide funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

     SECTION 2.04. Authority. The Company has the requisite corporate power and
                   ---------
authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the holders of a majority of the outstanding shares of the Company Common Stock in accordance with Wisconsin Law and the Company's Articles of Incorporation and Bylaws). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by

Associated, constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms.

     SECTION 2.05.  No Conflict; Required Filings and Consents.
                    ------------------------------------------

          (a) To the knowledge of the Company, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Articles of Incorporation or Bylaws of the Company or the Subsidiaries,
     (ii) conflict with or violate any domestic (federal, state or local) or foreign law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, "Laws") applicable to the Company or the Subsidiaries, or by which their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or the Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties are bound or affected, except for any such breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole. The transactions contemplated herein (i) will not require a shareholder vote under section
     180.1131 of the Wisconsin Law, (ii) are not subject to the restrictions on business combinations set forth in section 180.1141 of the Wisconsin law and (iii) are not subject to the control share voting restrictions set forth in section 180.1150 of the Wisconsin law.

          (b) To the knowledge of the Company, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange of 1934, as amended (the "Exchange Act"), state securities or blue sky laws ("Blue Sky Laws"), BHCA, the banking laws and regulations of the State of Wisconsin (the "WBL"), the filing and recordation of appropriate merger or other documents as required by Wisconsin Law, national banking laws and regulations and laws and regulations regulating finance companies and

     (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent the Company from performing its obligations under this Agreement, and would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

     SECTION 2.06.  Compliance; Permits.  To the knowledge of the Company,
                    -------------------
neither the Company nor its Subsidiaries are in conflict with, or in default or violation of, (a) any law applicable to the Company or the Subsidiaries or by which any of their respective properties are bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties are bound or affected, except for any such conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole.

     SECTION 2.07.  Banking Reports and Financial Statements.
                    ----------------------------------------

          (a) During the five year period prior to the Effective Time, the Company and its Subsidiaries have timely filed all forms, reports and documents required to be filed with the Federal Reserve Board, the Wisconsin Department of Financial Institutions, the Office of the Comptroller of the Currency and any other applicable federal or state securities or banking authorities (all such reports and statements filed during such five year period and after the date hereof are collectively referred to as the "Company Reports"). The Company Reports, including all Company Reports filed after the date of this Agreement, (i) were or will be prepared in accordance with the requirements of applicable law and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company Reports, including any Company Reports filed since the date of this Agreement and prior to or on the Effective Time, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of the

     Company and its Subsidiaries as of the respective dates thereof and the consolidated results of their operations and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

          (c) Except as and to the extent set forth on the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 1996, including all notes thereto (the "Company Balance Sheet"), neither the Company nor the Subsidiaries have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except (i) for liabilities or obligations incurred in the ordinary course of business since December 31, 1996, that would not, individually or in the aggregate have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole, or (ii) as otherwise reflected in the reports referred to in Section 2.07(a) hereof.

     SECTION 2.08.  Absence of Certain Changes or Events.  Except as
                    ------------------------------------
disclosed in the Company Reports filed prior to the date of this Agreement, since December 31, 1996, to the date of this Agreement, the Company and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 1996, there has not been (a) any change in the financial condition, results of operations or business of the Company or its Subsidiaries having a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (b) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of the Company or its Subsidiaries having a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (c) any change by the Company or its Subsidiaries in their accounting methods, principles or practices, except for compliance with applicable new requirements of the Financial Accounting Standards Board, (d) any revaluation by the Company or its Subsidiaries of any of their material assets in any material respect, (e) except in the ordinary course of business, any entry by the Company or its Subsidiaries into any commitment or transaction material to the Company and its Subsidiaries, taken as a whole, (f) any declaration, setting aside or payment of any dividends or distributions in respect of shares of the Company Common Stock or any redemption, purchase or other acquisition of any of its securities or any of the securities of any Subsidiary, or (g) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in compensation payable or to become payable to any officers or key employees of the Company or any of its Subsidiaries.

     SECTION 2.09.  Absence of Litigation.  Except as disclosed in the
                    ---------------------
Company Reports filed prior to the date of this Agreement: (a) neither the Company nor its Subsidiaries are subject to any continuing order of, or written agreement or memorandum of understanding with, or continuing material investigation by, any federal or state banking authority or other governmental entity, or any judgment, order, writ, injunction, decree or award of any governmental entity or arbitrator, including, without limitation, cease-and-desist or other orders of any bank regulatory authority, (b) there is no claim of any kind, action, suit, litigation, proceeding, arbitration, investigation, or controversy affecting the Company or its Subsidiaries pending or, to the knowledge of the Company, threatened, except for matters which individually seek damages not in excess of $20,000 and which otherwise will not have, and cannot reasonably be expected to have, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, and (c) there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to the Company or the Subsidiaries as a result of the examination by any bank regulatory authority.

     SECTION 2.10.   Employee Benefit Plans.
                     -----------------------

            (a) The Company Disclosure Schedule at Section 2.10 lists all "employee pension benefit plans," as such term is defined in section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), maintained, sponsored or contributed to by the Company or the Subsidiaries (the "Pension Plans"). The term "Pension Plan" shall also include any terminated "employee pension benefit plan" previously maintained, sponsored or contributed to by the Company or any Subsidiary which, as of the Effective Time, has not distributed all of its assets in full satisfaction of accrued benefits and/or obligations.

            (b) The Company Disclosure Schedule at Section 2.10 lists all "employee welfare benefit plans," as defined in ERISA section 3(1), maintained, sponsored or contributed to by the Company or any Subsidiary (the "Welfare Plans"). The term "Welfare Plans" shall also include any terminated employee welfare benefit plan previously maintained, sponsored or contributed to by the Company or any Subsidiary which, as of the Effective Time, has not distributed all of its assets and/or satisfied all of its obligations.

            (c) The Company Disclosure Schedule at Section 2.10 lists all plans or programs to provide fringe benefits to the Company's and any Subsidiary's employees (other than Pension Plans and Welfare Plans) including, but not limited to, vacation, sick leave, severance pay, nonqualified deferred compensation plans and other insurance plans or benefits (the "Fringe Benefit Plans").

            (d) The Company has furnished to Associated true and complete copies of the documents governing each of the Pension Plans and Welfare Plans as in effect at the Effective Time.

            (e) The Company has furnished to Associated true and complete copies of the documents governing each Fringe Benefit Plan.

            (f) Except as set forth on the Company Disclosure Schedule at section 2.10, the Company has no announced or unannounced plan to change any Pension Plan, Welfare Plan or Fringe Benefit Plan that would materially affect any Pension Plan, Welfare Plan or Fringe Benefit Plan. As of the Effective Time, neither the Company nor any Subsidiary has made any material modification, within the meaning of ERISA section 102 and the regulations thereunder, to any existing Pension Plan, Welfare Plan or Fringe Benefit Plan which is not set forth in the Pension Plan, Welfare Plan or Fringe Benefit Plan documents provided to Associated.

            (g) For purposes of Section 2.10(h), (j), (l) and (m), "Company" shall include the Company and (i) any trade or business (whether or not incorporated) which, within the meaning of Code section 414(c), is under common control with the Company; (ii) any corporation which, within the meaning of Code section 414(b), is a member of a controlled group of corporations with the Company; and (iii) any group which, within the meaning of Code section 414(m), is a member of an affiliated service group with the Company (together, "ERISA Affiliates").

            (h) Neither the Company nor any ERISA Affiliates have ever been obligated to contribute to any multiemployer plan within the meaning of ERISA section 3(37).

            (i) To the knowledge of the Company, the Pension Plans, Welfare Plans and Fringe Benefit Plans including the trusts and other funding vehicles related to the Pension Plans, Welfare Plans and Fringe Benefit Plans have been administered in all respects in compliance with the applicable requirements of ERISA, the Code, the plan documents and all other applicable rules, regulations and laws. The Pension Plans, Welfare

     Plans and Fringe Benefit Plans, including the trusts or other funding vehicles related to the Pension Plans, Welfare Plans and Fringe Benefit Plans, meet all applicable requirements, in form and in operation, for favorable tax treatment under the Code. All required contributions pursuant to the Pension Plans, Welfare Plans and Fringe Benefit Plans for all periods prior to the Effective Time have been made or will be made or are adequately reflected as accruals in accordance with generally accepted accounting principles on the Company's Financial Statements prior to the Effective Time. There are no pending or, to the knowledge of the Company, threatened claims, lawsuits or arbitrations which have been asserted or instituted against the Pension Plans, Welfare Plans or Fringe Benefit Plans or any fiduciaries thereof with respect to their duties to the Pension Plans, Welfare Plans or Fringe Benefit Plans, including the assets of any of the trusts under any Pension Plans, Welfare Plans or Fringe Benefit Plans. No representations or communications with respect to participation, eligibility for benefits, vesting, benefit accrual or coverage under the Pension Plans, Welfare Plans or Fringe Benefit Plans have been made to the Company's or any Subsidiary's employees other than those which are in accordance with the terms of such Pension Plans, Welfare Plans or Fringe Benefit Plans in effect immediately prior to the Effective Time.

            (j) With respect to any Welfare Plan which is a "group health plan" as defined in Code section 4980B, the Company and the ERISA Affiliates have complied with the continuation coverage requirements of Code section 4980B for any periods prior to the Effective Time.

            (k) With respect to each Pension Plan, Welfare Plan and Fringe Benefit Plan, the Company has furnished to Associated copies of any investment management agreements, fiduciary insurance policies, fidelity bonds, rules, regulations or policies of the trustees or any committee thereunder, all of which are true and complete.

            (l) Except as specified on the  Company Disclosure Schedule at section 2.10, to the knowledge of the Company, since December 31, 1974, no fiduciary of the Pension Plans or Welfare Plans has engaged in any "prohibited transaction" (as defined in ERISA section 406 or Code section
     4975) nor has any fiduciary breached any fiduciary responsibility, as described in Part 4 of Title I of ERISA with respect to such Pension Plans or Welfare Plans.

            (m) Except as specified on the Company Disclosure Schedule at section 2.10, the Company has no knowledge of the occurrence of any event with respect to any Pension Plan which could result in a liability of the Company or any ERISA Affiliate to the Pension Benefit Guaranty Corporation ("PBGC"), other than the timely payment of premiums pursuant to section 4007 of ERISA. All required PBGC premiums have been paid for the periods through the Effective Time.

            (n) Except as set forth in the Company Disclosure Schedule at
     Section 2.10, no Welfare Plan or Fringe Benefit Plan provides any form of post-retirement health benefits to retired employees of the Company or the Subsidiaries, other than benefits required to be provided pursuant to Code section 4980B.

     SECTION 2.11.  Employment Contracts; Material Contracts.  Except as
                    ----------------------------------------
set forth in the Company Disclosure Schedule at Section 2.11, neither the Company nor any Subsidiary is a party to or bound by (a) any employment or consulting contract that is not terminable without penalty by the Company or the applicable Subsidiary on 60 days' or less notice, (b) any contract or commitment for capital expenditures in excess of $10,000.00 for any one (1) project, or (c) contracts or commitments for the purchase of materials or supplies or for the performance of services over a period of more than 60 days from the date of this Agreement.

     SECTION 2.12.  Registration Statement; Proxy Statement.  None of the
                    ---------------------------------------
information supplied or to be supplied by the Company for inclusion in (a) the Registration Statement (as defined in Section 6.01), (b) the Proxy Statement/ Prospectus (as defined in Section 6.01), or (c) any other document to be filed with the Securities and Exchange Commission (the "SEC") or other regulatory authority in connection with the transactions contemplated hereby, at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and at the Effective Time, and with respect to the Proxy Statement/Prospectus, when mailed, shall be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. In the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the Company's shareholders meeting (pursuant to Section 6.02) (the "Meeting") shall be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Meeting.

     SECTION 2.13.  Title to Property.  The Company Disclosure Schedule at
                    -----------------
Section 2.13 correctly identifies all real property owned and leased by the Company and its Subsidiaries. The Company and its Subsidiaries have good and defensible title to all of their properties and assets, real and personal, tangible and intangible free and clear of all mortgage liens, and free and clear of all other liens, charges and encumbrances except liens for taxes not yet due and payable, pledges to secure deposits and such minor imperfections of title, if any, as to not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole; and all leases pursuant to which the Company or any Subsidiary leases from others real or personal property including, without limitation, leases for branch offices, are in good standing, valid and effective in accordance with their respective terms, and there is not or there has not occurred, under any of such leases, any existing material default by the Company or any Subsidiary, or, to the knowledge of the Company, by any other party thereto or any event of default by the Company or any Subsidiary, or, to the knowledge of the Company, by any other party thereto (or event which with notice or lapse of time, or both, would constitute a material default by the Company or any Subsidiary and in respect of which the Company or the Subsidiary in question has not taken adequate steps to prevent such a default from occurring or, to the knowledge of the Company, event which with notice or lapse of time, or both, would constitute a material default by any other party and in respect of which such other party has not taken adequate steps to prevent such default from occurring). The Company's and its Subsidiaries' buildings and equipment in regular use have been reasonably maintained and are in good and serviceable condition, reasonable wear and tear excepted. None of the buildings, structures or appurtenances owned or leased by the Company or any Subsidiary for their operation or maintenance as now operated or maintained, contravenes any zoning ordinances or other administrative regulations (whether or not permitted because of prior non-conforming use) or violates any restrictive covenant or any provision of law, the effect of which would materially interfere with or prevent the continued use of such properties for the purposes for which they are now being used or would materially and adversely affect the value thereof.

     SECTION 2.14.  Compliance with Environmental Laws.
                    ----------------------------------

          (a) The term "Company's Property" shall mean any real property and
                        ------------------
     improvements currently owned, leased, used, operated or occupied by the Company or any Subsidiary. The term "Company's Property" shall also include any real property or improvements (i) the Company or any Subsidiary has acquired title to, or possession or control of, through enforcement of a security interest, and (ii) on which the Company or any Subsidiary has engaged in the operation of a business, completion of work-in-progress or other actions associated with conducting or concluding the borrower's business;

          (b) The term "Environmental Claims" shall mean any and all
                        --------------------
     administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating in any way to any applicable Environmental Law or Environmental Permit;

            (c) The term "Environmental Laws" shall mean all federal, state and
                          ------------------
     local laws including statutes, regulations and other governmental restrictions and requirements relating to the discharge of air pollutants, water pollutants or process wastewater or the disposal of solid or hazardous waste or otherwise relating to the environment or hazardous substances or employee health and safety.

          (d) The term "Environmental Permits" shall mean all permits,
                        ---------------------
     approvals, identification numbers, licenses and other authorizations required under any applicable Environmental Law.

            (e) The term "Hazardous Substances" shall mean all hazardous and
                          --------------------
     toxic substances, wastes and materials; any pollutants or contaminants (including, without limitation, petroleum products, and asbestos); and any other similar substances or materials which are regulated under applicable Environmental Laws.

            (f) To the knowledge of the Company, the Environmental Permits (if any) are in full force and effect and constitute all permits, licenses, approvals and consents relating to Environmental Laws or Hazardous Substances required for the conduct of the Company's and the Subsidiaries' businesses and the use of the Company's Property (as presently conducted and used) in compliance with applicable Environmental Laws.

            (g) To the knowledge of the Company, the Company or a Subsidiary has filed all reports, returns and other filings required to be filed with respect to the Company's Property under Environmental Laws and the Environmental Permits except where the failure to do so would not have a material adverse effect on the Company's and the Subsidiaries' businesses or financial condition, taken as a whole. The Company and/or the Subsidiaries have made no environmental filings after January 1, 1996.

            (h) To the knowledge of the Company, the business of the Company and the Subsidiaries and the Company's Property have been and are being operated by the Company and Subsidiaries in accordance with all applicable Environmental Laws and Environmental Permits. Neither the Company nor the Subsidiaries have received any written notice nor does the Company or any Subsidiary have knowledge that the Company's Property is not in material compliance with all Environmental Laws and Environmental Permits and no proceeding for the suspension, revocation or cancellation of any Environmental Permit is pending or, to the knowledge of the Company, threatened.

            (i) There are no actions pending, or to the knowledge of the Company, threatened against the Company or any Subsidiary (naming the Company or any Subsidiary), which in any case assert or allege (i) the Company or any Subsidiary violated any Environmental Law or Environmental Permit or are in default with respect to any Environmental Permit or any order, writ, judgment, variance, award or decree of any government authority; (ii) the Company or any Subsidiary is required to clean up or take remedial or other response action due to the disposal, discharge or other release of any Hazardous Substance on the Company's Property or elsewhere; or (iii) the Company or any Subsidiary is required to contribute to the cost of any past, present or future cleanup or remedial or other response action which arises out of or is related to the disposal, discharge or other release or any Hazardous Substance by the Company, any Subsidiary or others. The Company, the Subsidiaries and, to the knowledge of the Company, the Company's Property are not subject to any judgment, stipulation, order, decree or agreement arising under Environmental Laws.

            (j) With respect to the period during which the Company or any Subsidiary occupied the Company's Property, (i) no Hazardous Substances have been treated, recycled or disposed of by the Company or any Subsidiary (intentionally or unintentionally) on, under or at the Company's Property;
     (ii) to the knowledge of the Company, there has been no release or threatened release by the Company or any Subsidiary of any Hazardous Substance on or from the Company's Property; (iii) to the knowledge of the Company, there have been no activities on the Company's Property which would subject Associated, any Subsidiary or any subsequent occupier of the Company's Property to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or common law theory of liability.

     SECTION 2.15.  Absence of Agreements.  Neither the Company nor any
                    ---------------------
Subsidiary is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter which restricts materially the conduct of its business (including any contract containing covenants which limit the ability of the Company or any

Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, the Company or any Subsidiary may carry on its business), or in any manner relates to its capital adequacy, its credit policies or its management nor has the Company or any Subsidiary been advised that any federal, state or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter commitment letter or similar submission.

     SECTION 2.16.  Taxes.  The Company and its Subsidiaries have timely
                    -----
filed all Tax Returns (as defined below) required to be filed by them, and the Company and its Subsidiaries have timely paid and discharged all Taxes (as defined below) due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which the Company is maintaining reserves adequate for their payment. To the knowledge of the Company, the liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. For purposes of this Agreement, "Tax" or "Taxes" shall mean taxes, charges, fees levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local or foreign governmental entity or taxing authority or agency, including, without limitation, (a) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales,
                                               -- --------
use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (b) customs duties, imposts, charges, levies or other similar assessments of any kind, and
(c) interest, penalties and additions to tax imposed with respect thereto, and "Tax Returns" shall mean returns, reports, and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service (the "IRS") or any other governmental entity or taxing authority or agency, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns. Neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits, administrative proceedings, court proceedings or otherwise, or, to the knowledge of the Company, threatening to assert against the Company or any Subsidiary any deficiency or claim for additional Taxes. Neither the Company nor any Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. There are no tax liens on any assets of the Company or any Subsidiary. Neither the Company nor any Subsidiary has received a ruling or entered into an agreement with the IRS or any other governmental entity or taxing authority or agency that would have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, after the Effective Time. The accruals and reserves for taxes reflected in the Company

Balance Sheet are adequate to cover all Taxes accruable by the Company and its Subsidiaries on a consolidated basis through the date thereof (including Taxes being contested) in accordance with generally accepted accounting principles. Except as may be set forth in the Company Disclosure Schedule at Section 2.16, no agreements relating to allocating or sharing of Taxes exist between the Company and any Subsidiary.

     SECTION 2.17.  Insurance.  Complete and correct copies of all material
                    ---------
policies of fire, product or other liability, workers' compensation, directors and officers, financial institutions bond, errors and omissions and all other similar forms of insurance owned or held by the Company and its Subsidiaries have been delivered to Associated. Subject to expirations and renewals of insurance policies in the ordinary course of business, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid (other than retrospective premiums which may be payable with respect to workers' compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy. Such policies are and shall remain valid, outstanding and enforceable policies, and will not be terminated prior to the Effective Time. To the knowledge of the Company, the insurance policies to which the Company or its Subsidiaries are parties are sufficient for compliance with all material requirements of law and all material agreements to which the Company and its Subsidiaries are parties and will be maintained by the Company and its Subsidiaries until the Effective Time.
Neither the Company nor the Subsidiaries have been refused any insurance with respect to any material assets or operations, nor has coverage been limited in any respect material to their operations by any insurance carrier to which they have applied for any such insurance or with which they have carried insurance during the last five (5) years.

     SECTION 2.18.  Absence of Adverse Agreements.  Neither the Company nor
                    -----------------------------
the Subsidiaries are parties to any agreement or instrument or any judgment, order or decree or any rule or regulation of any court or other governmental agency or authority which materially and adversely affects or could reasonably be expected to materially and adversely affect in the future the financial condition, results or operations, assets, business or prospects of the Company and its Subsidiaries, taken as a whole.

     SECTION 2.19.  Internal Controls and Records.  The Company and its
                    -----------------------------
Subsidiaries maintain books of account which accurately and validly reflect, in all material respects, all loans, mortgages, collateral and other business transactions and maintain accounting controls sufficient to ensure that all such transactions are (a) in all material respects, executed in accordance with its management's general or specific authorization, and (b) recorded in conformity with generally accepted accounting principles. There is no amendment to any lending agreement, collateral document or security which is not fully reflected in the books and records of the Company and its Subsidiaries.

     SECTION 2.20.  Loans.  Except as disclosed in the Company Disclosure
                    -----
Schedule at Section 2.20, (a) the Bank is not a party to any written or oral loan agreement, note or borrowing arrangement which has been classified as "substandard," "doubtful," "loss," "other loans especially mentioned" or any comparable classifications by the Company or the Bank or banking regulators; (b) neither the Company nor any Subsidiary is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, with any director or executive officer of the Company or any Subsidiary, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (c) neither the Company nor any Subsidiary is a party to any written or oral loan agreement, note or borrowing arrangement in violation of any law, regulation or rule of any governmental authority and which violation could have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole.

     SECTION 2.21.  Labor Matters.  Except as will not cause a Material
                    -------------
Adverse Effect to the Company or its Subsidiaries, (a) the Company and its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice; (b) there is no unfair labor practice complaint against the Company or its Subsidiaries pending before the National Labor Relations Board; (c) there is no labor strike, dispute, slowdown, representation campaign or work stoppage actually pending or threatened against or affecting the Company or its Subsidiaries; (d) no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending and no claim therefor has been asserted against the Company or its Subsidiaries; and (e) neither the Company nor its Subsidiaries are experiencing any material work stoppage.

     SECTION 2.22.  Brokers.  No broker, finder or investment banker is
                    -------
entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or its Subsidiaries.

     SECTION 2.23.  Accounting and Tax Matters.
                    --------------------------

          (a) To the knowledge of the Company, neither the Company nor any of its affiliates has taken or agreed to take any action that would prevent Associated from accounting for the business combinations to be effected by the Merger as a pooling-of-interests or would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code.

          (b) To the knowledge of the Company, there is no plan or intention on the part of shareholders of the Company who will receive Associated Common Stock to sell or otherwise dispose of an amount of Associated Common Stock to be received in the Merger which would reduce their ownership of Associated Common Stock to a number of shares having in the aggregate a value at the time of the Merger of less than fifty percent (50%) of the total value of the Company's Common Stock outstanding immediately prior to the Merger.

     SECTION 2.24.  Full Disclosure.  No statement contained in this
                    ---------------
Agreement, including the Company Disclosure Schedule, or any certificate furnished or to be furnished by or at the direction of the Company to Associated in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

     SECTION 2.25.  Vote Required.  The affirmative vote of a majority of
                    -------------
the votes that holders of the outstanding shares of the Company Common Stock are entitled to cast is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger.

     SECTION 2.26.  Branch Sales.  The Company's Disclosure Schedule at
                    ------------
Section 2.26 sets forth a list of the assets, liabilities and deposits to be transferred pursuant to the Branch Sales Agreement between the Bank and Horicon State Bank (Appleton) dated September 19, 1997 and pursuant to the Branch Sales Agreement between the Bank and Horicon State Bank (Ripon) dated September 19, 1997.

                                  ARTICLE III
                                  -----------

                  REPRESENTATIONS AND WARRANTIES OF ASSOCIATED

     Except as set forth in the Disclosure Schedule attached hereto (the "Associated Disclosure Schedule"), Associated hereby represents and warrants to the Company that:

     SECTION 3.01.  Organization and Qualification.  Associated is a bank
                    ------------------------------
holding company duly organized and validly existing under the laws of the State of Wisconsin. Associated is registered with the Federal Reserve Board as a bank holding company under the BHCA. Associated has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (the "Associated Approvals") necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, including appropriate authorizations from the Federal Reserve Board, except where the failure to be so organized and existing or to have such power, authority and Associated Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Associated. Associated has not received any notice of proceedings relating to the revocation or modification of any such Associated Approvals. Associated is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Associated.

     SECTION 3.02.  Articles of Incorporation and Bylaws.  Associated has
                    ------------------------------------
heretofore furnished to the Company a complete and correct copy of its Articles of Incorporation and the Bylaws, as amended or restated. Such Articles of Incorporation and Bylaws are in full force and effect. Associated is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

     SECTION 3.03.  Capitalization.  The outstanding capital stock of
                    --------------
Associated is, and the shares of Associated Common Stock to be issued pursuant to the Merger, when so issued, will be, duly authorized, validly issued, fully paid and non-assessable (except as provided in section 180.0622(2)(b) of Wisconsin Law) and have not, and will not have, been issued in violation of the preemptive rights of any person.

     SECTION 3.04.  Authority.  Associated has the requisite corporate
                    ---------
power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Associated and the consummation by Associated of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Associated and no other corporate proceedings on the part of Associated are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby. This Agreement has been duly and validly executed and delivered by Associated and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Associated.

     SECTION 3.05.  No Conflict; Required Filings and Consents.
                    ------------------------------------------

          (a) To the knowledge of Associated, the execution and delivery of this Agreement by Associated does not, and the performance of this Agreement by Associated shall not, (i) conflict with or violate the Articles of Incorporation or Bylaws of Associated, (ii) conflict with or violate any laws applicable to Associated or its subsidiaries or by which its or their properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Associated or any subsidiary of Associated pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Associated or any subsidiary of Associated is a party or by which Associated or any subsidiary of Associated or any of their properties are bound or affected, except for any such breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on Associated and its subsidiaries, taken as a whole.

          (b) To the knowledge of Associated, the execution and delivery of this Agreement by Associated does not, and the performance of this Agreement by Associated shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the BHCA, the WBL, the filing and recordation of appropriate merger or other documents as required by Wisconsin Law, national banking laws and regulations and laws and regulations regulating finance companies, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Associated from performing its obligations under this Agreement, and would not have a Material Adverse Effect on Associated.

     SECTION 3.06.  Compliance; Permits.  To the knowledge of Associated,
                    -------------------
neither Associated nor any of its subsidiaries is in conflict with, or in default or violation of (a) any Law applicable to Associated or any subsidiary of Associated or by which its or their property is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Associated or any subsidiary of Associated is a party or by which Associated or any subsidiary of Associated or any of its or their properties are bound or affected, except for any such conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Associated and its subsidiaries, taken as a whole.

     SECTION 3.07.  Securities Reports; Financial Statements.
                    ----------------------------------------

          (a) As of the date of this Agreement, Associated has delivered to the Company in the form filed with the SEC (x)(i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 1993, 1994, 1995 and 1996, respectively, (ii) its Quarterly Reports on Form 10-Q for the nine-month period ended September 30, 1997, (iii) all definitive proxy statements relating to Associated's meetings of shareholders (whether annual or special) held since December 31, 1993, (iv) all Reports on Form 8-K filed by Associated with the SEC since December 31, 1993, (v) all other reports or registration statements (other than Reports on Form 10-Q not referred to in clause (ii) above and registration statements on Form S-8) filed by Associated with the SEC since December 31, 1993 and (vi) all amendments and supplements to all such reports and registration statements filed by Associated with the SEC since December 31, 1993 (collectively, the "Associated SEC Reports"). The Associated SEC Reports, including all Associated SEC Reports filed after the date of this Agreement, (y)(i) were or will be prepared in all material respects in accordance with the requirements of applicable law and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Associated SEC Reports, including any Associated SEC Reports filed since the date of this Agreement and prior to or on the Effective Time, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of Associated and its subsidiaries as of the respective dates thereof and the consolidated results of its operations and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

          (c) Except as and to the extent set forth on the consolidated balance sheet of Associated and its subsidiaries as of December 31, 1996, including all notes thereto (the "Associated Balance Sheet"), neither Associated nor its subsidiaries have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except (i) for liabilities or obligations incurred in the ordinary course of business since December 31, 1996, that would not, individually or in the aggregate, have a Material Adverse Effect on Associated and its subsidiaries, taken as a whole, or (ii) as otherwise reflected in the report referred to in clause
     (x)(ii) of Section 3.07(a) hereof.

     SECTION 3.08.  Absence of Certain Changes or Events.  Except as
                    ------------------------------------
disclosed in the Associated SEC Reports filed prior to the date of this Agreement and except for the restructuring charges described in the Associated Disclosure Schedule at Section 3.08, since December 31, 1996, to the date of this Agreement, Associated and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 1996, there has not been (a) any change in the financial condition, results of operations or business of Associated or its subsidiaries having a Material Adverse Effect on Associated and its subsidiaries, taken as a whole, (b) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of Associated or its subsidiaries having a Material Adverse Effect on Associated and its subsidiaries, taken as a whole, (c) any change by Associated in its accounting methods, principles or practices, (d) any revaluation by Associated of any of its material assets in any material respect, or (e) to the date of this Agreement, any entry by Associated or any of its subsidiaries into any commitment or transaction material to Associated and its subsidiaries, taken as a whole.

     SECTION 3.09.  Absence of Litigation.  Except as disclosed in the
                    ---------------------
Associated Disclosure Schedule at Section 3.09 and in the Associated SEC Reports filed prior to the date of this Agreement, there is no claim, action, suit, litigation, proceeding, arbitration, investigation, or controversy of any kind affecting Associated or any of Associated's subsidiaries pending or, to the knowledge of Associated, threatened, except for matters which individually seek damages not in excess of $100,000 and which otherwise will not have, and cannot reasonably be expected to have, a Material Adverse Effect on Associated and its subsidiaries taken as a whole, and there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to Associated or any of Associated's subsidiaries as a result of an examination by any bank regulatory authority.

     SECTION 3.10.  Registration Statement; Proxy Statement.  None of the
                    ---------------------------------------
information supplied or to be supplied by Associated for inclusion in (a) the Registration Statement (as defined in Section 6.01) (b) the Proxy Statement/ Prospectus (as defined in Section 6.01), or (c) any other document to be filed with the SEC or other regulatory authority in connection with the transactions contemplated hereby, at the respective time such documents are filed and, in the case of the Registration Statement, when it becomes effective and at the Effective Time, and with respect to the Proxy Statement/Prospectus, when mailed, shall be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. In the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the Meeting (as provided for in Section 6.02) shall be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Meeting. All documents filed with the SEC or other regulatory authority by Associated in connection with the Merger shall comply as to form in all material respects with the provisions of applicable law.

     SECTION 3.11.  Absence of Agreements.  Neither Associated nor any of
                    ---------------------
its subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter which restricts materially the conduct of its or their business (including any contract containing covenants which limit the ability of Associated or any subsidiary of Associated to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or any method by which, Associated or any subsidiary of Associated may carry on its business (other than as may be required by Law or applicable regulatory authorities)), or in any manner relates to its or their capital adequacy, credit policies or management, except for those the existence of which has been disclosed to the Company pursuant to Sections 3.07 and 3.08, nor has Associated been advised that any federal, state or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, except as may be disclosed by Associated in the Associated Disclosure Schedule at Section 3.11.

     SECTION 3.12.  Taxes.  Associated and its subsidiaries have timely
                    -----
filed all Tax Returns required to be filed by them, and Associated and its subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which Associated is maintaining reserves adequate for their payment. To the knowledge of Associated, the liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. For purposes of this Section 3.12, references to Associated and its subsidiaries include former subsidiaries of Associated for the periods during which any such corporations were owned, directly or indirectly, by Associated. Neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits or administrative proceedings, court proceedings or otherwise, or, to the knowledge of Associated, threatening to assert against Associated or any of its subsidiaries any deficiency or claim for additional Taxes. Neither Associated nor any of its subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. There are no tax liens on any assets of Associated or any of its subsidiaries. Neither Associated nor any of its subsidiaries has received a ruling or entered into an agreement with the IRS or any other governmental entity or taxing authority or agency that would have a Material Adverse Effect on Associated and its subsidiaries, taken as a whole, after the Effective Time. The accruals and reserves for taxes reflected in the Associated Balance Sheet are adequate to cover all Taxes accruable through the date thereof (including Taxes being contested) in accordance with generally accepted accounting principles. No agreements relating to allocating or sharing of Taxes exist among Associated and its subsidiaries.

     SECTION 3.13.  Brokers.  No broker, finder or investment banker is
                    -------
entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Associated.

     SECTION 3.14.  Accounting and Tax Matters.  To the knowledge of
                    --------------------------
Associated, neither Associated nor any of its affiliates has taken or agreed to take any action that would prevent Associated from accounting for the business combinations to be effected by the Merger as a pooling-of-interests or would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code.

     SECTION 3.15.  Full Disclosure.  No statement contained in this
                    ---------------
Agreement, including the Associated Disclosure Schedule, or any certificate furnished or to be furnished by or at the direction of Associated to the Company, in or pursuant to the provisions of this Agreement, contains or shall contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in the light of the circumstances under which it has been made, in order to make the statements herein or therein not misleading.

                                   ARTICLE IV
                                   ----------

                            COVENANTS OF THE COMPANY
                            ------------------------


     SECTION 4.01.  Affirmative Covenants.  The Company hereby covenants
                    ---------------------
and agrees with Associated that prior to the Effective Time, unless the prior written consent of Associated shall have been obtained and except as otherwise contemplated herein, it will and it will cause each Subsidiary to:

          (a) operate its business only in the usual, regular and ordinary course consistent with past practices;

          (b) use reasonable efforts to preserve intact its business organization and assets, maintain its rights and franchises, retain the services of its officers and key employees and maintain its relationships with customers;

          (c) use reasonable efforts to maintain and keep its properties in as good repair and condition as at present, ordinary wear and tear excepted;

          (d) use reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it;

          (e) perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business;

          (f) comply with and perform in all material respects all obligations and duties imposed upon it by all applicable laws;

          (g) purchase and sell securities in accordance with the guidelines set forth in Exhibit 4.01;

          (h) comply with the capital requirements set forth on Exhibit 4.01;

          (i) with respect to the Subsidiaries, maintain as of December 31, 1997 and thereafter an aggregate loan loss reserve and reserve against "other real estate owned" of not less than $4,085,000;

          (j) deliver to Associated promptly after issuance, the Company's audited consolidated financial statements as of December 31, 1997; and

          (k) amend the Citizens Bankshares, Inc. 401(k) Profit Sharing Plan and Trust to provide full vesting of accrued benefits for all participants thereunder immediately prior to the Effective Time.

     SECTION 4.02.  Negative Covenants.  Except as specifically
                    ------------------
contemplated by this Agreement, from the date of this Agreement until the Effective Time, the Company shall not do, or permit any Subsidiary to do, without the prior consent of Associated as set forth in Exhibit 4.02, any of the following:

            (a) (i) grant any general increase in compensation to its employees as a class, or to its officers or directors, except in accordance with past practice or as required by Law or increases which are not material, (ii) effect any change in retirement benefits to any class of employees or officers (unless any such change shall be required by applicable law) which would increase its retirement benefit liabilities, (iii) except as the Company and its Subsidiaries and their respective directors and executive officers are required to adopt, enter into, amend or modify under agreements or commitments made prior to the date of this Agreement and so disclosed in this Agreement, adopt, enter into, amend or modify any employee benefit plan or make any adjustments pursuant to any employee benefit plan, or (iv) enter into or amend any employment, severance or similar agreements or arrangements with any directors or officers, other than as is consistent with the normal severance policies of the Company and its Subsidiaries in effect on the date of this Agreement;

            (b) except as set forth on Schedule 4.02, declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock;

            (c) (i) redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or other rights to acquire any shares of its capital stock or any such securities or obligations; (ii) merge with or into any other corporation or bank, permit any other corporation or bank to merge into it or consolidate with any other corporation or bank, or effect any reorganization or recapitalization; (iii) purchase or otherwise acquire any assets or stock of any corporation, bank or other business (except for portfolio investments in the ordinary course of business); (iv) liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of its business consistent with past practice and except that the Company and its Subsidiaries and their respective directors and executive officers are permitted to sell or dispose of assets under the terms of any agreement pre-existing this Agreement and disclosed to Associated as part of this Agreement; or (v) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

          (d) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of its capital stock (including shares held in treasury) or any rights, warrants or options to acquire, any such shares;

          (e) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as such term is defined below), or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any Subsidiary to take any such action, and the Company shall promptly notify Associated orally and in writing of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters; provided, however, that nothing contained in this subsection (e) shall prohibit the Board of Directors of the Company from furnishing or permitting any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other representatives to furnish information to any party that requests information as to the Company or its Subsidiaries if (i) the Board of Directors of the Company, after consultation with and based upon the written advice of counsel, determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to shareholders imposed by law; and (ii) prior to furnishing such information to such party, the Company receives from such party an executed confidentiality agreement in customary form and provides Associated seven days' notice of the Company's intent to furnish such information. For purposes of this Agreement, "Competing Transaction" shall
                                                    ---------------------
     mean any of the following involving the Company or its Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of ten percent or more of assets in a single transaction or series of transactions, excluding from the calculation of the percentage hereunder any such transactions undertaken in the ordinary course of business and consistent with past practice and excluding the transfers contemplated by the Branch Sale Agreements referenced in Section 2.26; (iii) any sale of ten percent or more of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock);
     (iv) any tender offer or exchange offer for ten percent or more of outstanding shares of capital stock; (v) any solicitation of proxies in opposition to approval by the Company's shareholders of the Merger; (vi) the filing of an acquisition application (or the giving of acquisition notice) whether in draft or final form under the BHCA or the Change in Bank Control Act with respect to the Company or the Subsidiaries; (vii) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under
     Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the Company; or (viii) any public announcement of a proposal, plan or intention to do any of the foregoing; provided, however, that the acquisition by any person of capital stock of the Company by testate or intestate succession or inter vivos gift or similar transfer without consideration, or by change of or appointment as a fiduciary (or the filing of an acquisition application or giving of acquisition notice in connection with any of the foregoing), shall not be deemed a Competing
                                                                  ---------
     Transaction.
     -----------

          (f) propose or adopt any amendments to the corporate charter or Bylaws in any way materially adverse to Associated;

          (g) except in their fiduciary capacities for the account of customers, purchase any shares of Associated Common Stock;

          (h) change any of its methods of accounting in effect at December 31, 1996, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 1996, except as may be required by law or generally accepted accounting principles;

          (i) subject to section 4.01(i), change any lending, investment, liability management or other material policies concerning the business or operations of the Company or its Subsidiaries in any material respect; organize any new subsidiaries or enter into any new non-banking line of business whether or not permissible under applicable federal or state law, or make any material changes in its operations;

            (j) (i) incur or assume any material obligation or liability (except deposit liabilities in the ordinary course of business), including without limitation any obligation for borrowed money, whether or not evidenced by a note, bond, debenture or similar instrument and whether or not being incurred to reduce other existing liabilities, or make any loan (not including any loan renewal of a loan not then classified as "substandard," "doubtful," "loss," "other loans especially mentioned" or any comparable classifications by the Company, the Subsidiaries or banking regulators) or investment (including U.S. Treasury Securities) in an amount greater than $100,000.00, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingent or otherwise) for the obligations of any other person or entity; (iii) mortgage, license, pledge or grant a security interest in any of its material assets or allow to exist any material lien thereon; except (A) for liabilities and obligations (including corporate debt issuances) incurred in the ordinary course of business consistent with past practices and in amounts not material to the Company or its Subsidiaries; and (B) as may be required under existing agreements to which the Company or any Subsidiary is a party; (iv) acquire assets (including equipment) or securities in excess of $25,000 in the aggregate (excluding loans to customers and investments permitted in (i) above); (vi) pay, discharge, or satisfy any debts or claims not in the ordinary course of business and consistent with past practices; (vii) settle any claim, action, suit, litigation, proceeding, arbitration, investigation or controversy of any kind, for any amount in excess of $25,000.00 or in any manner which would restrict in any material respect the operations or business of the Company or its Subsidiaries; (viii) purchase any new financial product or instrument which involves entering into a contract with a term of six months or longer, or (ix) take any action or fail to take any action which individually or in the aggregate can be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole;; or

          (k) agree in writing or otherwise to do any of the foregoing.

     With respect to the actions described in section 4.02(j), Associated's prior consent (as set forth in Exhibit 4.02) shall not be unreasonably withheld.

     SECTION 4.03.  Access and Information.
                    ----------------------

          (a) Prior to the Effective Time and upon reasonable notice, and without unreasonable disruption to the business carried on by the Company or its Subsidiaries, the Company shall (and shall cause its Subsidiaries to) afford to Associated's officers, employees, accountants, legal counsel and other representatives access, during normal business hours, to all its properties, books, contracts, commitments and records (other than the portion of Company board of director minutes which discuss merger proposals and other than any records which, in the reasonable judgment of the Company, would, if disclosed, cause the Company or any Subsidiary to waive its attorney-client privilege with respect to the content of such records). Prior to the Effective Time, the Company shall (and shall cause the Subsidiaries to) furnish promptly to Associated (i) a copy of each Company Report filed by it (to the extent permitted by Law) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of federal or state securities laws, the BHCA, any other federal or state banking laws or any other applicable laws promptly after such documents are available, (ii) the monthly consolidated financial statements of the Company and the Subsidiaries; (iii) the unaudited consolidated financial statements of the Company and the Subsidiaries for the year ended December 31, 1997; (iv) a summary of any action taken by the Board of Directors, or any committee thereof, of the Company and its Subsidiaries; and (v) all other information concerning the business, properties and personnel of the Company or its Subsidiaries as Associated may reasonably request.

          (b) Any information provided to Associated by the Company or its Subsidiaries, whether prior to or subsequent to the date of this Agreement, shall be kept confidential by the representatives of Associated (and shall be used by them only in connection with this Agreement and the transactions contemplated hereby) except to the extent that (i) it was already known to such representatives when received, (ii) it hereafter becomes lawfully obtainable from other sources, or (iii) it is required to be disclosed by Associated in any document required to be filed with any government authority or agency. Upon any termination of this Agreement pursuant to
     Article VIII hereof, Associated agrees to promptly return all information and documents that it has obtained from the Company in connection herewith. To the extent that the terms of this Section 4.03(b) are inconsistent with the terms of the Confidentiality Agreement dated October 29, 1997 between the Company and Associated, the terms of the Confidentiality Agreement shall control.

     SECTION 4.04.  Affiliates; Accounting and Tax Treatment.  Within
                    ----------------------------------------
thirty (30) days after the date of this Agreement, (a) the Company shall deliver to Associated a letter identifying all persons who are then "affiliates" of the Company, including, without limitation, all directors and executive officers of the

Company for purposes of Rule 145 promulgated under the Securities Act and (b) the Company shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and required to cause the Merger to qualify for pooling-of-interests accounting treatment, and shall use reasonable efforts to obtain from each person identified in such letter a written agreement, substantially in the form attached hereto as Exhibit 4.04. The Company shall use reasonable efforts to obtain from any person who becomes an affiliate of the Company after the Company's delivery of the letter referred to above, and on or prior to the Effective Time, a written agreement substantially in the form attached hereto as Exhibit 4.04 as soon as practicable after attaining such status. The Company will use its best efforts to cause the Merger to qualify for pooling-of-interests accounting treatment and as a reorganization under Section 368(a)(1)(A) of the Code.

     SECTION 4.05.  Expenses.
                    --------

          (a) Except as provided in Section 8.02, below, all Expenses (as defined below) incurred by Associated and the Company shall be borne solely and entirely by the party which has incurred the same, except that the parties shall share equally in the expense of printing and filing the Registration Statement and the Proxy Statement/Prospectus and all SEC and other regulatory filing fees incurred in connection herewith.

          (b) "Expenses" as used in this Agreement shall include all out-of-
               --------
     pocket expenses (including without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby.

     SECTION 4.06.  Delivery of Shareholder List.  The Company shall
                    ----------------------------
deliver to Associated or its designee, from time to time prior to the Effective Time, a true and complete list setting forth the names and addresses of the shareholders of the Company, their holdings of stock as of the latest practicable date, and such other shareholder information as Associated may reasonably request.

                                   ARTICLE V
                                   ---------

                            COVENANTS OF ASSOCIATED
                            -----------------------

     SECTION 5.01.  Affirmative Covenants.  Associated hereby covenants and
                    ---------------------
agrees with the Company that prior to the Effective Time, unless the prior written consent of the Company shall have been obtained, and except as otherwise contemplated herein it will:

          (a) maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as utilized in Associated's financial statements applied on consistent basis;

          (b) conduct its business in a manner that does not violate any law, except for possible violations which individually or in the aggregate do not, and insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on Associated or its subsidiaries, taken as a whole; and

          (c) will, to the best of its ability and in all material respects, (i) comply with applicable Blue Sky Laws and regulations, the Securities Act, and the Exchange Act, and (ii) remain qualified under the Exchange Act and the rules and regulations thereunder.

     SECTION 5.02.  Access and Information.
                    ----------------------

          (a) After the date of this Agreement and prior to the Effective Time, Associated shall (and shall cause each of its subsidiaries to) furnish promptly to the Company (i) a copy of each Associated SEC Report filed by it or received by it (to the extent permitted by law) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of federal or state securities laws, the BHCA, any other federal or state banking laws or any other applicable laws promptly after such documents are available, and (ii) all other information concerning the business, properties and personnel of Associated or its subsidiaries as the Company may reasonably request.

          (b) Any information provided to the Company by Associated whether prior to or subsequent to the date of this Agreement shall be kept confidential by the representatives of the Company (and shall be used by them only in connection with this Agreement and the transactions contemplated hereby) except to the extent that (i) it was already known to such representatives when received, (ii) it hereafter becomes lawfully obtainable from other sources, or (iii) it is required to be disclosed by the Company in any document required to be filed with the Company or any government authority or agency. Upon any termination of this Agreement pursuant to Article VIII hereof, the Company agrees to promptly return all information and documents that it has obtained from Associated in connection herewith.

     SECTION 5.03.  Accounting and Tax Treatment.  Associated will use its
                    ----------------------------
best efforts to cause the Merger to qualify for pooling-of-interests accounting treatment and as a reorganization under Section 368(a)(1)(A) of the Code.


                                   ARTICLE VI
                                   ----------

                             ADDITIONAL AGREEMENTS
                             ---------------------

     SECTION 6.01.  Registration Statement.  As promptly as practicable
                    ----------------------
after the execution of this Agreement, Associated shall prepare and file a registration statement on Form S-4 (the registration statement together with the amendments thereto are defined as the "Registration Statement" and the prospectus and proxy materials contained therein are defined as the "Proxy Statement/Prospectus") with the SEC covering the Associated Common Stock to be issued in the Merger (subject to the immediately following sentence), with a view toward permitting the Registration Statement to become effective as soon as reasonably practicable. Associated does not undertake to file post-effective amendments to Form S-4 or to file a separate registration statement to register the sale of Associated Common Stock by affiliates of the Company pursuant to Rule 145 promulgated under the Securities Act. The Company will furnish to Associated all information concerning the Company and its Subsidiaries required to be set forth in the Registration Statement and Associated will provide the Company and its counsel the opportunity to review and approve such information as set forth in the Registration Statement and Proxy Statement/Prospectus. Associated and the Company will each render to the other its full cooperation in preparing, filing, prosecuting the filing of, and amending the Registration Statement such that it comports at all times with the requirements of the Securities Act and the Exchange Act. Specifically, but without limitation, each will promptly advise the other if at any time before the Effective Time any information provided by it for inclusion in the Registration Statement appear to have been, or shall have become, incorrect or incomplete and will furnish the information necessary to correct such misstatements or omissions. As promptly as practicable after the effective date of the Registration Statement, the Company will mail to its shareholders (a) the Proxy Statement/Prospectus, and
(b) as promptly as practicable after approval thereof by Associated, such other supplementary proxy materials as may be necessary to make the Proxy Statement/Prospectus comply with the requirements of the Securities Act and the Exchange Act. Except as provided above and except with the prior written consent of Associated, the Company will not mail or otherwise furnish or publish to shareholders of the Company any proxy solicitation material or other material relating to the Merger that constitutes a "prospectus" within the meaning of the Securities Act. Associated shall also take any reasonable action required to be taken under any applicable Blue Sky Laws in connection with the issuance of the shares of Associated Common Stock to be issued as set forth in this Agreement and the Company and the Subsidiaries shall furnish all information concerning the Company and the Subsidiaries, and the holders of the Company's Common Stock and other assistance as Associated may reasonably request in connection with such action.

     SECTION 6.02.  Meeting of Shareholders.  The Company and its officers
                    -----------------------
and directors shall: (a) cause the Company's shareholders Meeting to be duly called and held as soon as practicable to consider and vote upon the Merger and any related matters in accordance with the applicable provisions of applicable law, (b) submit this Agreement to the Company's shareholders together with a recommendation for approval by the Board of Directors of the Company, (c) solicit the approval thereof by the Company's shareholders by mailing or delivering to each shareholder a combined Prospectus/Proxy Statement, and (d) use their best efforts to obtain the approval and adoption of the Merger by the requisite percentage of the Company's shareholders; provided, however, that the obligations of the Company's officers and directors under this Section 6.02 are subject to any action which the officers and directors, after consultation with and based upon the written advice of legal counsel, determine in good faith is required to comply with their fiduciary duties to shareholders imposed by law.

     SECTION 6.03.  Appropriate Action; Consents; Filings.  The Company and
                    -------------------------------------
Associated shall use all reasonable efforts to (a) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by this Agreement; (b) obtain all consents, licenses, permits, waivers, approvals, authorizations or orders required under Law (including, without limitation, all foreign and domestic (federal, state and local) governmental and regulatory rulings and approvals and parties to contracts) in connection with the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby and thereby, including, without limitation, the Merger; and (c) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (i) the Securities Act and the Exchange Act and the rules and regulations thereunder, and any other applicable federal or state securities laws, (ii) any applicable federal or state banking laws and (iii) any other applicable law; provided that Associated
                                                       --------
and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and Associated shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Proxy Statement/Prospectus and the Registration statement) in connection with the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all reasonable efforts to take all such necessary action.

     SECTION 6.04.  Notification of Certain Matters.  The Company shall
                    -------------------------------
give prompt notice to Associated, and Associated shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (b) any failure of the Company or Associated, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to
              --------- --------
this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 6.05.  Public Announcements.  Associated and the Company shall
                    --------------------
consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation and with mutual consent of both parties, except as may be required by law or any listing agreement with the National Association of Securities Dealers.

     SECTION 6.06.  Environmental Matters. In the event Drake Environmental (the
                    ---------------------
"Environmental Consultant") discovers or determines the existence of any environmental condition (including, without limitation, a spill, discharge or contamination) the result of which, in the opinion of Environmental Consultant, requires investigative or remedial action pursuant to any applicable Environmental Law or may be the basis for the assertion of any third party claims, including the claims of government entities, Associated shall promptly provide the Company with written notice thereof. Upon receipt of such notice, the Company, at its sole option, shall (a) at its sole cost and expense, proceed with due diligence to take reasonably appropriate action in response thereto or
(b) terminate this Agreement, with the effect set forth in Section 8.02(a).

     SECTION 6.07.  Action Requested by Other Party.  No action or inaction
                    -------------------------------
by Associated or any of its subsidiaries or affiliates shall constitute or form the basis for a breach by Associated of any representation, warranty, covenant or additional agreement set forth in this Agreement or form the basis for any failure of condition to the obligations of the Company or for termination by the Company, if such action or inaction shall be requested by the Company. No action or inaction by the Company or any of its affiliates or any Subsidiary shall constitute or form the basis for a breach by the Company of any representation, warranty, covenant or additional agreement set forth in this Agreement or form the basis for any failure of condition to the obligations of Associated or for termination by Associated, if such action or inaction shall be requested by Associated.

                                  ARTICLE VII
                                  -----------

                              CONDITIONS OF MERGER
                              --------------------

     SECTION 7.01.  Conditions to Obligation of Each Party to Effect the
                    ----------------------------------------------------
Merger.  The respective obligations of each party to effect the Merger shall be
------
subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Effectiveness of the Registration Statement.  The Registration
              -------------------------------------------
     Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall, on or prior to the Effective Time, have been initiated or, to the knowledge of Associated or the Company, threatened by the SEC. Associated shall have received all other federal or state securities permits and other authorizations necessary to issue Associated Common Stock in exchange for the Company Common Stock and to consummate the Merger.

          (b) Shareholder Approvals.  This Agreement and the Merger shall have
              ---------------------
     been approved and adopted by the requisite vote of the shareholders of the Company.

          (c) Regulatory Approvals.  The Merger shall have been approved by the
              --------------------
     Federal Reserve Board, the Division of Banking of the Wisconsin Department of Financial Institutions and all other required regulatory agencies, which approvals shall not contain any condition which is not reasonably satisfactory to Associated or the Company, all conditions required to be satisfied prior to the Effective Time imposed by the terms of such approvals shall have been satisfied and all waiting periods relating to such approvals shall have expired.

          (d) No Order.  No federal or state governmental or regulatory
              --------
     authority or other agency or commission, or federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect restricting, preventing or prohibiting consummation of the transactions contemplated by this Agreement.

     SECTION 7.02.  Additional Conditions to Obligations of Associated.
                    --------------------------------------------------
The obligations of Associated to effect the Merger are also subject to the following conditions:

          (a) Representations and Warranties.  Each of the representations and
              ------------------------------
     warranties of the Company contained in this Agreement shall be complete and correct in all material respects (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be true and correct in all respects) as of the Effective Time as though made at the Effective Time with the same force and effect as if made on and as of the Effective Time. Associated shall have received a certificate of the President of the Company to that effect.

          (b) Agreements and Covenants.  The Company shall have performed or
              ------------------------
     complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

          (c) Consents Obtained.  All material consents, waivers, approvals,
              -----------------
     authorizations or orders required to be obtained, and all filings required to be made by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company.

          (d) No Challenge.  There shall not be pending any action, proceeding
              ------------
     or investigation before any court or administrative agency or by any government agency or any other person (i) challenging or seeking material damages in connection with the Merger or the conversion of the Company Common Stock into Associated Common Stock pursuant to the Merger, or (ii) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Associated or its subsidiaries of all or any portion of the business or assets of the Company or its Subsidiaries, which in either case is reasonably likely to have a Material Adverse Effect on either the Company or its Subsidiaries, taken as a whole, or Associated or its subsidiaries, taken as a whole.

          (e) Opinion of Counsel.  Associated shall have received from Foley &
              ------------------
     Lardner or other independent counsel for the Company reasonably satisfactory to Associated, an opinion dated the Effective Time, in form and substance reasonably satisfactory to Associated, covering the matters set forth in Exhibit 7.02(e) hereto, which opinion shall be based on such assumptions and containing such qualifications and limitations as are appropriate and reasonably satisfactory to Associated.

          (f) Tax Opinion.  Associated shall have received from Reinhart,
              -----------
     Boerner, Van Deuren, Norris & Rieselbach, s.c., an opinion (i) dated on or about the date that is two business days prior to the date the Proxy Statement/Prospectus is first mailed to shareholders of the Company, (ii) which shall not have been withdrawn or modified in any material respect prior to the Effective Time, (iii) to the effect that:

              [a]   the Merger will qualify as a reorganization within the
          meaning of section 368(a)(1)(A) of the Code;

              [b] the Company and Associated will each be party to a reorganization within the meaning of Section 368(b) of the Code;

              [c] no gain or loss will be recognized by any shareholder of the Company upon consummation of the Merger (except with respect to cash received in lieu of a fractional share interest in Associated Common Stock); and

              [d] the aggregate income tax basis of Associated Common Stock received by the shareholders of the Company pursuant to the Merger will be the same as the aggregate tax basis of the Company Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

          (g) Pooling Opinions.  Associated shall have received an opinion from
              ----------------
     KPMG Peat Marwick LLP to the effect that the Merger qualifies for pooling-of-interests accounting treatment if consummated in accordance with this Agreement.

          (h) Affiliate Agreements.  Associated shall have received from each
              --------------------
     person who is identified in the affiliate letter as an "affiliate" of the Company a signed affiliate agreement in the form attached hereto as Exhibit 4.04.

          (i) Burdensome Condition.  There shall not be any action taken, or any
              --------------------
     statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any federal or state governmental entity which, in connection with the grant of any regulatory approval, imposes any condition or restriction upon the Company or Associated or their respective subsidiaries (or the Surviving Corporation or its subsidiaries after the Effective Time), including, without limitation, any requirement to raise additional capital, which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

          (j) Fractional Shares; Dissenters.  The aggregate of (i) the
              -----------------------------
     fractional share interests in Associated Common Stock to be paid in cash pursuant to Section 1.07 of this Agreement and (ii) the shares of Associated Common Stock that would be issuable by virtue of the Merger with respect to shares of the Company's Common Stock outstanding on the record date for the meeting of the Company's shareholders to consider the Merger that will not be converted into Associated Common Stock due, directly or indirectly, to the exercise of dissenters' rights under Wisconsin Law, shall not be more than 10% of the maximum aggregate number of shares of Associated Common Stock which could be issued as a result of the Merger.

          (k) Environmental Report.  Associated shall have received from the
              --------------------
     Environmental Consultant a written environmental evaluation of the Company's Property evidencing that:

              (i) The Company's Property complies in all material respects with all Environmental Laws;

              (ii) No material capital improvements should reasonably be required to maintain compliance with all Environmental Laws; and

              (iii) There are no material contingent liabilities affecting the Company's Property arising under Environmental Laws or under Environmental Permits;

     or the Company shall have complied in all material respects with all of its obligations under Section 6.06.

     SECTION 7.03.  Additional Conditions to Obligations of the Company.
                    ---------------------------------------------------
The obligation of the Company to effect the Merger is also subject to the following conditions:

          (a) Representations and Warranties.  Each of the representations and
              ------------------------------
     warranties of Associated contained in this Agreement shall be complete and correct in all material respects (except that where any statement in a representation or warranty expressly includes a statement of materiality, such statement shall be true and correct in all respects) as of the Effective Time as though made on and as of the Effective Time with the same force and effect as if made on and as of the Effective Time. The Company shall have received a certificate of the President of Associated to that effect.

          (b) Agreements and Covenants.  Associated shall have performed or
              ------------------------
     complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

          (c) Consents Obtained.  All material consents, waivers, approvals,
              -----------------
     authorizations or orders required to be obtained, and all filings required to be made by Associated for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by Associated.

          (d) Opinion of Counsel.  The Company shall have received from
              ------------------
     Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. or other independent counsel for Associated reasonably satisfactory to the Company, an opinion dated the Effective Time, in form and substance reasonably satisfactory to the Company, covering the matters set forth in Exhibit 7.03, which opinions shall be based on such assumptions and contain such qualifications and limitations as are appropriate and reasonably satisfactory to the Company.

          (e) Tax Opinion. The Company shall have received from Reinhart,
              -----------
     Boerner, Van Deuren, Norris & Rieselbach, s.c., an opinion (i) dated on or about the date that is two business days prior to the date the Proxy Statement/Prospectus is first mailed to shareholders of the Company, (ii) which shall not have been withdrawn or modified in any material respect prior to the Effective Time, (iii) to the effect that:

              [a]   the Merger will qualify as a reorganization within the
          meaning of section 368(a)(1)(A) of the Code;

              [b] the Company and Associated will each be party to a reorganization within the meaning of Section 368(b) of the Code;

              [c] no gain or loss will be recognized by any shareholder of the Company upon consummation of the Merger (except with respect to cash received in lieu of a fractional share interest in Associated Common Stock); and

              [d] the aggregate income tax basis of the Associated Common Stock received by the shareholders of the Company pursuant to the Merger will be the same as the aggregate tax basis of the Company Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

          (f) Fairness Opinion.  The Company shall have received from Robert W.
              ----------------
     Baird & Co. (or another recognized investment banking or valuation firm) an opinion, dated as of the date of the Proxy Statement/Prospectus, to the effect that the consideration which the Company's shareholders will receive pursuant to the Merger is fair to the Company's shareholders from a financial point of view.


                                  ARTICLE VIII
                                  ------------

                       TERMINATION, AMENDMENT AND WAIVER
                       ---------------------------------

     SECTION 8.01.  Termination.
                    -----------

          (a) This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company:

              (i)   by mutual written consent of Associated and the Company;

              (ii) by the Company or Associated (A) if there has been a breach in any material respect (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall have been breached in any respect) of any representation, warranty, covenant or agreement on the part of the Company, on the one hand, or Associated, on the other hand, respectively, set forth in this Agreement, or (B) if any representation or warranty of the Company, on the one hand, or Associated, on the other hand, respectively, shall be discovered to have become untrue in any material respect (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall have become untrue in any respect), in either case which breach or other condition has not been cured within 10 business days following receipt by the nonterminating party of notice of such breach or other condition; provided, however, this
                                                       --------  -------
          Agreement may not be terminated pursuant to this clause (ii) by the breaching party or party making any representation or warranty which shall have become untrue in any material respect;

              (iii) by either Associated or the Company if any permanent injunction preventing the consummation of the Merger shall have become final and nonappealable;

              (iv) by either Associated or the Company if the Merger shall not have been consummated before September 30, 1998, for a reason other than the failure of the terminating party to comply with its obligations under this Agreement;

              (v) by either Associated or the Company if the Federal Reserve Board or the Wisconsin Department of Financial Institutions has denied approval of the Merger and neither Associated nor the Company has, within thirty (30) days after the entry of such order denying approval, filed a petition seeking review of such order as provided by applicable law;

              (vi)   by Associated, if all of the conditions set forth in
          Section 7.02 are not satisfied on or before September 30, 1998;

              (vii)  by the Company, if all of the conditions set forth in
          Section 7.03 are not satisfied on or before September 30, 1998; or

              (viii) by either Associated or the Company if all of the conditions set forth in Section 7.01 are not satisfied on or before September 30, 1998.

          (b) In the event of termination and abandonment by any party as provided above, written notice shall forthwith be given to the other party, which notice shall specifically describe the basis for such termination.

     SECTION 8.02.  Effect of Termination.
                    ---------------------

          (a) If the Merger is not consummated as the result of termination of this Agreement caused otherwise than by breach of a party hereto, the Company and Associated each shall pay its own Expenses (as defined in Section 4.05 above) and this Agreement shall immediately terminate, except as set forth in Section 9.01 hereof, and neither the Company nor Associated shall have any liability under this Agreement for damages or otherwise.

          (b) If termination of this Agreement shall have been caused by breach of this Agreement by any party hereto, then, in addition to other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify and reimburse the other party for its expenses.

          (c) Notwithstanding Section 8.02(a), if this Agreement is terminated by Associated as a result of the failure of the condition set forth in
     Section 7.02(g) due to the exercise of dissenters' rights by Dissenting Shareholders, the Company shall pay Associated a fee equal to $50,000. Such fee shall be paid to Associated within two days after the date of any such termination in immediately available funds.

     SECTION 8.03.  Amendment.  This Agreement may be amended by the
                    ---------
parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that,
                                                   --------- --------
after approval of the Merger by the shareholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share shall be converted pursuant to this Agreement upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 8.04.  Waiver.  At any time prior to the Effective Time, any
                    ------
party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.


                                   ARTICLE IX
                                   ----------

                               GENERAL PROVISIONS
                               ------------------

     SECTION 9.01.  Non-Survival of Representations, Warranties and
                    -----------------------------------------------
Agreements.  The representations, warranties and agreements in this Agreement
----------
shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Article I shall survive the Effective Time indefinitely and those set forth in Sections 4.03(b), 4.05, 5.02(b), 8.02 and Article IX hereof shall survive termination indefinitely.

     SECTION 9.02.  Disclosure Schedules.  The schedules and information
                    --------------------
set forth in the Disclosure Schedules specifically refer to the Section (and paragraph, if applicable) of this Agreement to which such schedule and information is responsive. Notwithstanding the foregoing, the information disclosed under a particular Section shall be deemed to be disclosed for purposes of all relevant Sections. The Disclosure Schedules shall not vary, change or alter the literal meaning of the representations and warranties of the parties contained in this Agreement, other than creating exceptions thereto which are directly responsive to the language of the representations and warranties contained in this Agreement.

     SECTION 9.03.  Notices.  All notices and other communications given or
                    -------
made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) and shall be effective upon receipt:

          (a)  If to Associated:

                    Associated Banc-Corp
                    112 North Adams Street
                    P.O. Box 13307
                    Green Bay, WI 54307-3307
                    Telecopier: (920) 433-3261
                    Attention: H. B. Conlon, Chairman

               With a copy to:

                    Reinhart, Boerner, Van Deuren,
                    Norris & Rieselbach, s.c.
                    1000 North Water Street, Suite 2100
                    Milwaukee, WI 53202
                    Telecopier:  (414) 298-8097
                    Attention:  Richard W. Graber, Esq.

          (b)  If to Company:

                    Citizens Bankshares, Inc.
                    P.O. Box 456
                    Shawano, WI 54166-0456
                    Telecopier:  (715) 524-3528
                    Attention:  Mary B. Hayes, Chairwoman

               with a copy to:

                    Foley & Lardner
                    777 East Wisconsin Avenue
                    Milwaukee, WI 53202-8387
                    Telecopier:  (414) 297-4900
                    Attn:  Rodney H. Dow, Esq.

     SECTION 9.04.  Certain Definitions.  For purposes of this Agreement,
                    -------------------
the term:

          (a) "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person; including, without limitation, any partnership or joint venture in which the Company (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of 5% or more;

          (b) "beneficial owner" with respect to any Shares, means a person who shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its affiliates or associates beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates (as such term defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warranties or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purposes of requiring, holding, voting or disposing of any Shares or (iv) pursuant to Section 13(d) of the Exchange Act and any rules or regulations promulgated thereunder;

          (c) "business day" means any day other than a day on which banks in Wisconsin are required or authorized to be closed;

          (d) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise; and

          (e) "to the knowledge of the Company" or similar references shall mean the actual knowledge of the persons listed on the Company Disclosure Schedule at Section 9.04, after due inquiry and investigation.

          (f) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the "Exchange Act).

     SECTION 9.05.  Headings.  The headings contained in this Agreement are
                    --------
for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 9.06.  Severability.  If any term or other provision of this
                    ------------
Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

     SECTION 9.07.  Entire Agreement.  This Agreement together with the
                    ----------------
Disclosure Schedules and Exhibits hereto and the Confidentiality Agreement dated October 29, 1997 between the Company and Associated constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

     SECTION 9.08.  Assignment.  This Agreement shall not be assigned by
                    ----------
operation of law or otherwise, except that Associated may assign all or any of its rights hereunder to any affiliate provided that no such assignment shall relieve the assigning party of its obligations hereunder (and Associated shall expressly assume in writing all obligations of the Company as if it were the surviving corporation under section 180.1106 of the Wisconsin Law), and the assignee agrees to be bound by the terms and conditions of this Agreement including the requirement of conversion and delivery of shares of Associated Common Stock pursuant to Section 1.06 hereof.

     SECTION 9.09.  Parties in Interest.  This Agreement shall be binding
                    -------------------
upon and inure solely to the benefit of each party hereto and its successors, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the right to receive the consideration payable pursuant to Article I.

     SECTION 9.10.  Governing Law.  This Agreement shall be governed by,
                    -------------
and construed in accordance with, the laws of the State of Wisconsin, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

     SECTION 9.11.  Counterparts.  This Agreement may be executed in one or
                    ------------
more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, Associated and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                    ASSOCIATED BANC-CORP

                    By:  /s/ H.B. Conlon
                       ---------------------------------------------------
                    Name:  H. B. Conlon
                    Title: Chairman, President, and Chief Executive Officer


                    CITIZENS BANKSHARES, INC.

                    By:  /s/ Mary B. Hayes
                        ----------------------------------------------------
                    Name:  Mary B. Hayes
                    Title:  President and Chairwoman of the Board of Directors

                                                                     EXHIBIT A-1

                              FIRST AMENDMENT TO
                         AGREEMENT AND PLAN OF MERGER


          This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER dated as of October 8, 1998 between ASSOCIATED BANC CORP., a Wisconsin corporation ("Associated") and CITIZENS BANKSHARES, INC., a Wisconsin corporation ("Company").

                                   RECITALS

          A. Associated and the Company are parties to an Agreement and Plan of Merger dated February 17, 1998 (the "Agreement").

          B. Associated and the Company desire to amend the Agreement in the manner set forth below .

                                  AGREEMENTS

          In consideration of the foregoing and the mutual covenants and agreements contained herein and in the Agreement, and intending to be legally bound hereby, Associated and the Company hereby agree as follows:

          1.   Amendment of Sixth Recital. The sixth recital of the Agreement is
               --------------------------
hereby amended to read as follows:

       WHEREAS, the respective Boards of Directors of Associated and the Company have (i) determined that the Merger and the exchange of newly issued shares of Associated Common Stock (as defined in Section 1.06) and/or cash for shares of Company Common Stock (as defined in Section 1.06) pursuant and subject to the terms and conditions of this Agreement are fair to and in the best interests of the respective corporations and their shareholders, and (ii) approved and adopted this Agreement and the transactions contemplated hereby; and

          2.   Amendment of Eighth Recital. The eighth recital of the Agreement
               ---------------------------
is hereby amended to read as follows:

       WHEREAS, Associated and the Company intend to effect a merger that qualifies as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code").

          3.   Amendment of Section 1.02(b)(iii).  Section 1.02(b)(iii) of the
               ---------------------------------
Agreement is hereby amended to read as follows:

               (iii) Subject to the requirements of Section 1.06(d)(i), the date which is 15 business days after the mailing of Election Forms as provided in Section 1.07(b); or

          4.   Amendment of Section 1.06(a). Section 1.06(a) of the Agreement is
               ----------------------------
hereby amended to read as follows:

          (a) except as otherwise provided in and subject to the limitations set forth in Section 1.06(d), each share of common stock, par value $20.00 per share, of the Company (the "Company Common Stock") (all issued and outstanding shares of the Company Common Stock being hereinafter collectively referred to as the "Shares") issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 1.06(b) and other than any Dissenting Shares, as defined in Section 1.06(c)) shall, at the election of the holder of each such Share, (i) be converted, in accordance with Section 1.07, into the right to receive 33.75 shares of common stock, par value $.01 per share, of Associated ("Associated Common Stock") or (ii) be converted into the right to receive Cash Consideration (as defined below); provided, however, that the aggregate amount of
       (i) Cash Consideration, (ii) cash paid to Dissenting Shareholders pursuant to Section 1.06(c) and (iii) cash paid in lieu of fractional shares pursuant to Section 1.07(e) (collectively, the "Total Cash Payments") shall not be more than 50% of the aggregate consideration to be received by such shareholders as of the Effective Time (the "Merger Consideration"). For purposes hereof, Cash Consideration shall mean the amount equal to 33.75 times the average of the closing prices of a share of Associated Common Stock as quoted on the NASDAQ National Market during the ten-day trading period ending on the business day prior to the date of the Meeting pursuant to Section 6.02; the cash paid to Dissenting Shareholders pursuant to Section 1.06(c) shall be deemed to be equal to the product of the number of Dissenting Shares times the greater of (w) the Cash Consideration or (x) the product of 33.75 times the average of the high and low trading prices of a share of Associated Common Stock as quoted on the NASDAQ National Market on the Effective Time; and the Merger Consideration shall be equal to the sum of (y) the Total Cash Payments plus (z) the product of the number of whole shares of Associated Common Stock issued in the Merger times the average of the high and low trading prices of a share of Associated Common Stock as quoted on the NASDAQ National Market on the Effective Time. As of the Effective Time, all such shares of the Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such Shares shall thereafter represent the right to receive the Cash Consideration therefor and/or a certificate representing shares of Associated Common Stock into which such Company Common Stock is convertible. Certificates previously representing shares of Company Common Stock shall be exchanged for such Cash Consideration and/or certificates representing whole shares of Associated Common Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 1.07, without interest. No fractional shares of Associated Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 1.07 hereof.

          5.   Amendment of Section 1.06(c). Section 1.06(c) of the Agreement is
               ----------------------------
hereby amended to read as follows:

               (c) each Share of the Company Common Stock which shall be issued and outstanding as of the Effective Time and held by a shareholder who has validly perfected dissenter's rights in accordance with Wisconsin Law, shall not be converted into and shall not become Cash Consideration or Associated Common Stock hereunder (all such shares of the Company Common Stock are hereinafter called "Dissenting Shares"). The Company shall give Associated prompt notice upon receipt by the Company of any written notice from any such shareholder of the Company ("Dissenting Shareholder"). The Company agrees that prior to the Effective Time, it will not, except with prior written consent of Associated, voluntarily make any payment with respect to, or settle or offer to settle, any request for withdrawal pursuant to the exercise of dissenter's rights. Each Dissenting Shareholder who becomes entitled, pursuant to the provisions of applicable law, to payment for his or her shares of the Company Common Stock shall receive payment therefor from Associated (but only after the amount thereof shall be agreed upon or finally determined pursuant to the provisions of applicable law). If any Dissenting Shareholder shall fail to perfect or shall effectively withdraw or lose his or her right to receive the value of his or her shares of Associated Common Stock, his or her shares shall be thereupon no longer be considered Dissenting Shares and shall be converted into Cash Consideration and/or Associated Common Stock in accordance with the provisions of Section 1.06(a) and, if applicable, cash under
       Section 1.07(e).

          6.   Amendment of Section 1.06. Section 1.06 of the Agreement is
                            ------------
hereby amended to add the following immediately after Section 1.06(c):

            (d) (i) Each Election Form (as defined in Section 1.07(b)) shall permit the holder of Shares of Company Common Stock (or the beneficial owner though appropriate and customary documentation and instructions), other than a holder of Dissenting Shares or Shares to be cancelled in accordance with Section 1.06(b), to (A) elect to receive Associated Common Stock with respect to all or a portion of such holder's Company Common Stock (a "Stock Election") and/or
            (B) elect to receive cash with respect to all or a portion of such holder's Company Common Stock (a "Cash Election"). Shares of Company Common Stock as to which a Stock Election is made are referred to herein as "Stock Election Shares," and Shares of Company Common Stock as to which a Cash Election is made are referred to herein as "Cash Election Shares." Any Company Common Stock with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent an effective, properly completed Election Form on or before 5:00 P.M., Central Time, on the business day that is two business days prior to the Effective Time (the "Election Deadline") shall be deemed to be Stock Election Shares. Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. The Exchange Agent shall mail written notice of the scheduled Effective Time (and assumed Election Deadline) to Company shareholders of record as soon as practicable but in no event less than eight business days prior to the Effective Time. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all Shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials. Any Election Form may be revoked or changed by the person submitting such Election Form prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Associated, the Company and the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

               (ii) If the number of Cash Election Shares is such that the amount of Total Cash Payments exceeds 50% of the aggregate Merger Consideration, Associated and the Company will reduce the number of Cash Election Shares by the number necessary to cause Total Cash Payments to be 50% of the Merger Consideration and 50% of the Merger Consideration to be Associated

             Common Stock. The number of Cash Election Shares which may not be so converted into Cash Consideration shall be converted into Stock Election Shares and exchanged for Associated Common Stock in accordance with Section 1.06(a). The reduction in Cash Election Shares shall be made pro rata among the shareholders of the Company making Cash Elections based upon the number of Shares for which each such shareholder has made a Cash Election.

          7.   Amendment of Section 1.07(a). Section 1.07(a) of the Agreement is
               ----------------------------
hereby amended to read as follows:

          (a)  Exchange Agent. As of the Effective Time, Associated
               --------------
       shall deposit, or shall cause to be deposited, with a bank or trust company designated by Associated and acceptable to the Company (the "Exchange Agent"), and such deposit shall be solely for the benefit of the holders of Shares, for exchange in accordance with this Article I through the Exchange Agent, cash and certificates representing the shares of Associated Common Stock (such cash and certificates for shares of Associated Common Stock, and cash in lieu of fractional shares (if any), together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") payable or issuable pursuant to Section 1.06 in exchange for outstanding Shares.

          8.   Amendment of Section 1.07(b). Section 1.07(b) of the Agreement is
               ----------------------------
hereby amended to read as follows:

          (b)  Exchange Procedures. As soon as reasonably practicable
               -------------------
       after approval of the Merger by the shareholders of the Company, the Exchange Agent shall mail or personally deliver to each holder of record (or his or her attorney-in-fact) of a certificate or certificates which represent outstanding Shares (the "Certificates"), whose Shares will be converted into the right to receive Cash Consideration and/or shares of Associated Common Stock pursuant to Section 1.06 and cash in lieu of fractional shares (if any), (i) a letter of transmittal (which shall specify that delivery shall be effected only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Associated may reasonably specify), (ii) instructions for use in effecting the surrender of the Certificates in exchange for Cash Consideration and/or certificates representing shares of Associated Common Stock, and (iii) forms mutually agreeable to Associated and the Company for the exercise of elections as described in Section 1.06(d) ("Election Forms"). At the Effective Time and upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal and, for shareholders electing to receive Cash Consideration, such Election Form, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Cash Consideration and/or a certificate representing that number of whole shares of Associated Common Stock which such holder has the right to and, subject to Section 1.06(d), has elected (or deemed to have elected) to receive in respect of the Certificate surrendered pursuant to the provisions of this Article I (after taking into account all Shares then held by such holder) and cash in lieu of fractional shares (if any), and the Certificate so surrendered shall forthwith be canceled and the Cash Consideration and/or cash in lieu of fractional shares and/or certificate representing shares of Associated Common Stock shall be sent as promptly as practicable to such holder. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, Cash Consideration and/or a certificate representing the proper number of shares of Associated Common Stock may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. The Exchange Agent shall make reasonable efforts to make available additional letters of transmittal, instructions and Election Forms to all such persons who become holders (or beneficial owners) of Company Common Stock prior to the Election Deadline. Certificates surrendered for exchange by any affiliate of the Company shall not be exchanged for certificates representing shares of Associated Common Stock until Associated has received a written agreement from such person as provided in Section 4.04 hereof. Until surrendered as contemplated by and subject to this Section 1.07 and Section 1.06, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender Cash Consideration and/or the certificate representing shares of Associated Common Stock and cash in lieu of any fractional shares of Associated Common Stock as contemplated by Section 1.07(e). In the event that this Agreement is terminated pursuant to the provisions hereof and any Shares of Company Common Stock have been transmitted to the Exchange Agent, such Shares shall be returned as promptly as practicable without charge to the person submitting same.

          9.   Amendment of Section 1.07(c). Section 1.07(c) of the Agreement is
               ----------------------------
hereby amended to read as follows:

          (c)  Distributions with Respect to Unexchanged Shares. To the
               ------------------------------------------------
       extent a shareholder of the Company makes a Stock Election, no dividends or other distributions declared or made after the Effective Time with respect to such Associated Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Associated Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.07(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Associated Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Associated Common Stock to which such holder is entitled pursuant to Section 1.07(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Associated Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Associated Common Stock.

          10.  Amendment of Section 1.07(d). Section 1.07(d) of the Agreement is
               ----------------------------
hereby amended to read as follows:

          (d)  No Further Rights in the Shares. All Cash Consideration
               -------------------------------
       and shares of Associated Common Stock issued upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.07(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

          11.  Amendment of Section 1.07(f). Section 1.07(f) of the Agreement is
               ----------------------------
hereby amended to read as follows:

          (f)  Termination of Exchange Fund. Any portion of the Exchange
               ----------------------------
       Fund which remains undistributed to the shareholders of the Company for six months after the Effective Time shall be delivered to Associated, upon demand, and any shareholders of the Company who have not theretofore complied with this Article I shall thereafter look only to Associated for payment of their claim for Cash Consideration and/or Associated Common Stock, any cash in lieu of fractional shares of Associated Common Stock and any dividends or distributions with respect to Associated Common Stock.

          12.  Amendment of Section 1.08. Section 1.08 of the Agreement is
               -------------------------
hereby amended to read as follows:

               SECTION 1.08.  Stock Transfer Books. At the Effective
                              --------------------
       Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates evidencing ownership of shares of the Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Associated for any reason shall be converted into Cash Consideration and/or shares of Associated Common Stock in accordance with this Article I.

          13.  Amendment of Section 1.09. Section 1.09 of the Agreement is
               -------------------------
hereby amended to read as follows:

               SECTION 1.09.  Anti-Dilution Adjustment. If, subsequent
                              ------------------------
       to October 5, 1998, and prior to the Effective Time, Associated shall pay a stock dividend or make a distribution on Associated Common Stock in shares of Associated Common Stock or any security convertible into Associated Common Stock or shall combine or subdivide its stock, then in each such case, from and after the record date for determining the shareholders entitled to receive such dividend or distribution or the securities resulting from such combination or subdivision, an appropriate adjustment (if any) shall be made to the conversion formula set forth in Section
       1.06 above, for purposes of determining the number of shares of Associated Common Stock into which the Company Common Stock may be converted and to the computation of cash paid to Dissenting Shareholders pursuant to Section 1.06(a). For purposes hereof, the payment of a dividend in Associated Common Stock, or the distribution on Associated Common Stock in securities convertible into Associated Common Stock, shall be deemed to have effected an increase in the number of outstanding shares of Associated Common Stock equal to the number of shares of Associated Common Stock into which such securities shall be initially convertible without the payment by the holder thereof of any consideration other than the surrender for cancellation of such convertible securities. Notwithstanding the foregoing, this Section shall not apply to any stock options issued under option plans of Associated existing as of the date of this Agreement.

          14.  Amendment of Section 2.23. Section 2.23 of the Agreement is
               -------------------------
hereby amended to read as follows:

               SECTION 2.23.  Tax Matters. To the knowledge of the
                              -----------
       Company, neither the Company nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code.

          15.  Amendment of Section 3.14. Section 3.14 of the Agreement is
               -------------------------
hereby amended to read as follows:

               SECTION 3.14.  Tax Matters. To the knowledge of
                              -----------
       Associated, neither Associated nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code. Neither Associated nor any of its affiliates has owned any Company Common Stock during the five-year period immediately preceding the Effective Time. Notwithstanding the foregoing, Associated makes no representation with respect to Shares of Company Common Stock which may have been owned by Associated or any of its affiliates during such period in a fiduciary capacity.

          16.  Amendment of Section 4.04.  Section 4.04 of the Agreement is
               -------------------------
hereby amended to read as follows:

               SECTION 4.04.  Affiliates; Tax Treatment. Within thirty
                              -------------------------
       (30) days after the date of this Agreement, (a) the Company shall deliver to Associated a letter identifying all persons who are then "affiliates" of the Company, including, without limitation, all directors and executive officers of the Company for purposes of Rule 145 promulgated under the Securities Act and (b) the Company shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws. As soon as practicable after October 8, 1998, the Company shall use reasonable efforts to obtain from each person identified in such letter a written agreement, substantially in the form attached hereto as Exhibit 4.04, as amended. The Company shall use reasonable efforts to obtain from any person who becomes an affiliate of the Company after the Company's delivery of the letter referred to above, and on or prior to the Effective Time, a written agreement substantially in the form attached hereto as
       Exhibit 4.04, as amended, as soon as practicable after attaining such status. The Company will use its best efforts to cause the Merger to qualify as a reorganization under Section 368(a)(1)(A) of the Code.

          17.  Amendment of Section 5.03.  Section 5.03 of the Agreement is
               -------------------------
hereby amended to read as follows:

               SECTION 5.03.  Tax Treatment. Associated will use its
                              -------------
       best efforts to cause the Merger to qualify as a reorganization under Section 368(a)(1)(A) of the Code. For a period of five years after the Effective Time, neither Associated nor its affiliates will purchase or otherwise acquire Associated Common Stock issued in the Merger, except (a) pursuant to an ongoing stock repurchase program which is not created or modified in connection with the Merger and limited to open-market purchases of a small percentage of Associated's outstanding common stock as set forth in Treasury Regulations section 1.368-(1)(e), or (b) any purchase or acquisition which will not result in the purchase of an amount of Associated Common Stock issued in the Merger so as to cause the Merger to fail to qualify as a tax-free reorganization under Internal Revenue Code section 368(a).

          18.  Amendment of Section 7.01(a). Section 7.01(a) of the Agreement is
               ----------------------------
hereby amended to read as follows:

          (a)  Effectiveness of the Registration Statement. The
               -------------------------------------------
       Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall, on or prior to the Effective Time, have been initiated or, to the knowledge of Associated or the Company, threatened by the SEC. Associated shall have received all other federal or state securities permits and other authorizations necessary to pay Cash Consideration and issue Associated Common Stock in exchange for the Company Common Stock and to consummate the Merger.

          19.  Amendment of Section 7.02(d). Section 7.02(d) of the Agreement is
               ----------------------------
hereby amended to read as follows:

          (d)  No Challenge. There shall not be pending any action,
               ------------
       proceeding or investigation before any court or administrative agency or by any government agency or any other person (i) challenging or seeking material damages in connection with the Merger or the conversion of the Company Common Stock into Cash Consideration and/or Associated Common Stock pursuant to the Merger, or (ii) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Associated or its subsidiaries of all or any portion of the business or assets of the Company or its Subsidiaries, which in either case is reasonably likely to have a Material Adverse Effect on either the Company or its Subsidiaries, taken as a whole, or Associated or its subsidiaries, taken as a whole.

          20.  Amendment of Section 7.02(f). Section 7.02(f) of the Agreement is
               ----------------------------
hereby amended to read as follows:

          (f)  Tax Opinion. Associated shall have received from
               -----------
       Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c., an opinion (i) dated on or about the date that is two business days prior to the date the Proxy Statement/Prospectus is first mailed to shareholders of the Company, (ii) which shall not have been withdrawn or modified in any material respect prior to the Effective Time, (iii) to the effect that:

               [a] the Merger will qualify as a reorganization within the meaning of section 368(a)(1)(A) of the Code;

               [b] the Company and Associated will each be party to a reorganization within the meaning of Section 368(b) of the Code;

               [c] no gain or loss will be recognized by any shareholder of the Company upon consummation of the Merger (except with respect to cash received in lieu of a fractional share interest in Associated Common Stock, consideration received as a result of exercise of the dissenter's rights or Cash Consideration paid to such shareholder); and

               [d] the basis of the Associated Common Stock to be received by the Company shareholders in the Merger will, in each case, be the same as the basis of the Company Common Stock surrendered in exchange therefor, decreased by the amount of the cash and the fair market value of the other property received and increased by the amount treated as a dividend, if any, and by the amount of gain recognized on the exchange (not including any portion of the gain that is treated as a dividend).

          21.  Deletion of Section 7.02(g).  Section 7.02(g) of the Agreement is
               ---------------------------
hereby deleted in its entirety.

          22.  Amendment of Section 7.02(j). Section 7.02(j) of the Agreement is
               ----------------------------
hereby amended to read as follows:

          (j)  Dissenters. The number of shares of Associated Common
               ----------
       Stock that could be issuable by virtue of the Merger with respect to shares of the Company's Common Stock outstanding on the record date for the meeting of the Company's shareholders to consider the Merger that will not be converted into Associated Common Stock due, directly or indirectly, to the exercise of dissenters' rights under Wisconsin Law, shall not be more than 10% of the maximum aggregate number of shares of Associated Common Stock which could be issued as a result of the Merger.

          23.  Amendment of Section 7.03(e). Section 7.03(e) of the Agreement is
               ----------------------------
hereby amended to read as follows:

          (e)  Tax Opinion. The Company shall have received from
               -----------
       Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c., an opinion (i) dated on or about the date that is two business days prior to the date the Proxy Statement/Prospectus is first mailed to shareholders of the Company, (ii) which shall not have been withdrawn or modified in any material respect prior to the Effective Time, (iii) to the effect that:

               [a] the Merger will qualify as a reorganization within the meaning of section 368(a)(1)(A) of the Code;

               [b] the Company and Associated will each be party to a reorganization within the meaning of Section 368(b) of the Code;

               [c] no gain or loss will be recognized by any shareholder of the Company upon consummation of the Merger (except with respect to cash received in lieu of a fractional share interest in Associated Common Stock, consideration received as a result of exercise of the dissenter's rights or Cash Consideration paid to such shareholder); and

               [d] the basis of the Associated Common Stock to be received by the Company shareholders in the Merger will, in each case, be the same as the basis of the Company Common Stock surrendered in exchange therefor, decreased by the amount of the cash and the fair market value of the other property received and increased by the amount treated as a dividend, if any, and by the amount of gain recognized on the exchange (not including any portion of the gain that is treated as a dividend).

          24.  Deletion of Section 8.02(c).  Section 8.02(c) of the Agreement is
               ---------------------------
hereby deleted in its entirety.

          25.  Amendment to Section 9.01.  Section 9.01 of the Agreement is
               -------------------------
hereby amended to read as follows:

          9.01 Non-Survival of Representations, Warranties and
               -----------------------------------------------
       Agreements. The representations, warranties and agreements in
       ----------
       this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Article I and in Section 5.03 shall survive the Effective Time indefinitely and those set forth in Sections 4.03(b), 4.05, 5.02(b), 8.02 and Article IX hereof shall survive termination indefinitely.

          26.  Amendment of Section 9.08.  Section 9.08 of the Agreement is
               -------------------------
hereby amended to read as follows:

          SECTION 9.08.  Assignment. This Agreement shall not be
                         ----------
       assigned by operation of law or otherwise, except that Associated may assign all or any of its rights hereunder to any affiliate provided that no such assignment shall relieve the assigning party of its obligations hereunder (and Associated shall expressly assume in writing all obligations of the Company as if it were the surviving corporation under section 180.1106 of the Wisconsin Law), and the assignee agrees to be bound by the terms and conditions of this Agreement including the requirement of conversion and delivery of Cash Consideration and shares of Associated Common Stock pursuant to Section 1.06 hereof.

          27.  Amendment of Section 9.09.  Section 9.09 of the Agreement is
               -------------------------
hereby amended to read as follows:

          SECTION 9.09  Parties in Interest. This Agreement shall be
                        -------------------
       binding upon and inure solely to the benefit of each party hereto and its successors and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the right to receive the consideration payable pursuant to Article I and except that shareholders of the Company who receive Associated Common Stock in the Merger shall be third party beneficiaries of Section 5.03 and shall receive and be entitled to all rights, benefits or remedies resulting therefrom.

          28.  Amendment of Exhibit 4.04. Exhibit 4.04 of the Agreement is
               -------------------------
amended to read in the form attached.

          29.  Full Force and Effect.  All remaining provisions of the Agreement
               ---------------------
remain unchanged and in full force and effect.

          IN WITNESS WHEREOF, Associated and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                    ASSOCIATED BANC-CORP

                    By:  /s/ H.B. Conlon
                        --------------------------------------
                    Name:  H. B. Conlon
                    Title: Chairman, President, and Chief Executive Officer


                    CITIZENS BANKSHARES, INC.

                    By:  /s/ Mary B. Hayes
                        --------------------------------------
                    Name:  Mary B. Hayes
                    Title:  President and Chairwoman of the Board of Directors

                                                                     EXHIBIT A-2

               SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER


          This SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of October 27, 1998 between ASSOCIATED BANC CORP, a Wisconsin corporation ("Associated") and CITIZENS BANKSHARES, INC., a Wisconsin corporation ("Company").

                                   RECITALS

          A. Associated and the Company are parties to an Agreement and Plan of Merger dated February 17, 1998, as amended by the First Amendment to Agreement and Plan of Merger dated October 8, 1998 (the "Agreement").

          B. Associated and the Company desire to amend the Agreement in the manner set forth below.

                                  AGREEMENTS

          In consideration of the foregoing and the mutual covenants and agreements contained herein and in the Agreement, and intending to be legally bound hereby, Associated and the Company hereby agree as follows:

          1.   Amendment of Section 1.09.  Section 1.09 of the Agreement, as
               -------------------------
amended to read as follows:

               SECTION 1.09.  Anti-Dilution Adjustment. If, subsequent
                              ------------------------
       to October 5, 1998, and prior to the Effective Time, Associated shall pay a stock dividend or make a distribution on Associated Common Stock in shares of Associated Common Stock or any security convertible into Associated Common Stock or shall combine or subdivide its stock, then in each such case, from and after the record date for determining the shareholders entitled to receive such dividend or distribution or the securities resulting from such combination or subdivision, an appropriate adjustment (if any) shall be made to the conversion formulas set forth in
       Section 1.06 above, for purposes of determining (a) the number of shares of Associated Common Stock into which the Company Common Stock may be converted, (b) the computation of Cash Consideration and (c) the computation of cash paid to Dissenting Shareholders. For purposes hereof, the payment of a dividend in Associated Common Stock, or the distribution on Associated Common Stock in securities convertible into Associated Common Stock, shall be deemed to have effected an increase in the number of outstanding shares of Associated Common Stock equal to the number of shares of Associated Common Stock into which such securities shall be initially convertible without the payment by the holder thereof of any consideration other than the surrender for cancellation of such convertible securities. Notwithstanding the foregoing, this Section shall not apply to any stock options issued under option plans of Associated existing as of the date of this Agreement.

          2.   Amendment of Section 2.08(f).  Section 2.08(f) of the Agreement
               ----------------------------
is hereby amended to read as follows:

               (f) any declaration, setting aside or payment of any dividends or distributions in respect of shares of the Company Common Stock (except as permitted by Section 4.02(b) hereof) or any redemption, purchase or other acquisition of any of its securities or any of the securities of any Subsidiary, or

          3.   Amendment of Section 4.02(b).  Section 4.02(b) of the Agreement
               ----------------------------
is hereby amended to read as follows:

               (b) declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock; provided, however, that in the event the Effective Time occurs after December 20, 1998, the Company may, prior to the Effective Time, declare and pay a cash dividend to the holders of Company Common Stock. Any such dividend shall not, under any circumstances, exceed $2 per share.

          4.   Amendment to Section 8.01.  The references to the date "September
               -------------------------
30, 1998" in Sections 8.01(a)(iv), (vi), (vii) and (viii) of the Agreement are hereby deleted and replaced with the date "December 31, 1998."

          5.   Amendment of Section 8.01.  Section 8.01 of the Agreement is
               -------------------------
further amended to add the following immediately after section 8.01(a)(viii):

                    (ix) anything to the contrary notwithstanding, in the event the Proxy Statement/ Prospectus is mailed to the Company's shareholders after October 23, 1998 but prior to November 16,

          1998, the date referenced in Section 8.01(a)(iv), (vi), (vii) and (viii) shall be deemed to be "January 31, 1999" and, in the event the Proxy Statement/ Prospectus is mailed to the Company's shareholders on or after November 16, 1998, the date referenced in Sections 8.01(a) (iv), (vi), (vii) and (viii) shall be deemed to be "March 31, 1999."

          5.   Full Force and Effect.  All remaining provisions of the Agreement
               ---------------------
remain unchanged and in full force and effect.

ASSOCIATED BANC CORP                              CITIZENS BANKSHARES, INC.

By  /s/ H.B. Conlon                      BY  /s/ Mary B. Hayes
   ----------------------------------       ------------------------------------
   H.B. Conlon, Chairman, President                 Mary B. Hayes, President and
     and Chief Executive Officer                    Chairwoman of the Board of
                                                           Directors

                                                                       EXHIBIT B


                               October 16, 1998


Board of Directors
Citizens Bankshares, Inc.
129 East Division Street
Shawano, Wisconsin  54166


Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Citizens Bankshares, Inc. ("Citizens"), of the consideration (the "Consideration") to be paid for the exchange of Citizens common shares in the merger (the "Merger") of Citizens with Associated Banc-Corp ("Associated"), pursuant to the Agreement and amendments, originally dated February 17, 1998, between Citizens and Associated (the "Merger Agreement").

Howe Barnes Investments, Inc. ("HBI"), as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. In rendering this fairness opinion we have acted on behalf of the Board of Directors of Citizens and will receive a fee for our services.

Pursuant to the Merger Agreement, Citizens will merge into Associated and Citizens as a separate corporate entity will cease. Each share of Citizens common stock outstanding immediately prior to the effective time of the Merger (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into and exchanged for 33.75 shares of Associated common stock. Alternatively, each Citizens shareholder has been given the option of electing cash in an amount equal to 33.75 times the average closing price of Associated common stock during a 10 day trading period immediately prior to the Citizens shareholder meeting, so long as at least 50% of the aggregate consideration is in the form of stock. The maximum number of Associated Shares to be exchanged as part of the merger is 897,143. The terms of the Merger are fully set forth in the Merger Agreement as amended.

For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

     1. Participated in discussions with senior management of Citizens concerning Citizens's financial condition, businesses, assets, earnings, prospects, and such

Board of Directors
Citizens Bankshares, Inc.
Page 2
--------------------------------------------------------------------------------

          senior management's views as to the future financial performance;

     2.   Reviewed the terms of the Merger Agreement;

     3. Reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of Citizens and Associated, including those in their respective audited financials for the past three years and Quarterly Reports for the periods ended June 30, 1997, September 30, 1997, March 31, 1998 and June 30, 1998 as well as other reports governing other key financial and operating issues;

     4. Reviewed certain financial forecasts and projections of Citizens prepared by its management and reviewed publicly available information, earnings estimates, and research reports available for Associated;

     5. Discussed and reviewed certain aspects of the past and current business operations, financial condition, and future prospects of Associated with certain members of senior management;

     6. Reviewed reported market prices and historical trading activity of Associated common stock;

     7. Reviewed certain aspects of the financial performance of Citizens and Associated and compared such financial performance of Citizens and Associated, together with stock market data relating to Associated common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities; and

     8. Reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions.

We have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Citizens, Associated, their respective representatives, and of the publicly available information that was reviewed by us. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Citizens and Associated at June 30, 1998 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We were not retained to and we did not conduct a physical inspection of any of the

Board of Directors
Citizens Bankshares, Inc.
Page 3
--------------------------------------------------------------------------------

properties or facilities of Citizens or Associated, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Citizens or Associated, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

We are not expressing any opinion herein as to the prices at which shares of Associated Common Stock issued in the Merger may trade if and when they are issued or at any future time. Our opinion as expressed herein is limited to the fairness, from a financial point of view, of the Consideration to the holders of Citizens Common Stock and does not address Citizens' underlying business decision to proceed with the Merger. We have been retained on behalf of the Board of Directors of Citizens, and our opinion does not constitute a recommendation to any holder of Citizens Common Stock as to how such holder should vote with respect to the Merger Agreement at any meeting of holders of Citizens Common Stock.

Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Consideration is fair, from a financial point of view, to the holders of Citizens common stock.

                                    Sincerely,

                                    HOWE BARNES INVESTMENTS, INC.



                                    /s/ David W. Giesen
                                    __________________________________________
                                    By:  David W. Giesen, First Vice President

                                                                       EXHIBIT C

           Subchapter XIII of the Wisconsin Business Corporation Law

                              Dissenters' Rights



180.1301 DEFINITIONS.

     In (S)(S)180.1301 to 180.1331:

          (1) "Beneficial shareholder" means a person who is a beneficial owner of shares held by a nominee as the shareholder.

          (1m) "Business combination" has the meaning given in (S)180.1130(3).

          (2) "Corporation" means the issuer corporation or, if the corporate action giving rise to dissenters' rights under (S)180.1302 is a merger or share exchange that has been effectuated, the surviving domestic corporation or foreign corporation of he merger or the acquiring domestic corporation or foreign corporation of the share exchange.

          (3) "Dissenter" means a shareholder or beneficial shareholder who is entitled to dissent from corporate action under (S)180.1302 and who exercises that right when and in the manner required by (S)(S)180.1320 to 180.1328.

          (4) "Fair value," with respect to a dissenter's shares other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. "Fair value," with respect to a dissenter's shares in a business combination, means market value, as defined in
(S)180.1130(9)(a) 1 to 4.

          (5) "Interest" means interest from the effectuation date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all of the circumstances.

          (6) "Issuer corporation" means a domestic corporation that is the issuer of the shares held by a dissenter before the corporate action.

     180.1302 RIGHT TO DISSENT.

          (1) Except as provided in sub. (4) and (S)180.1008(3), a shareholder or beneficial shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

              (a) Consummation of a plan of merger to which the issuer corporation is a party if any of the following applies:

                  1.  Shareholder approval is required for the merger by
          (S)180.1103 or by the articles of incorporation.

                  2. The issuer corporation is a subsidiary that is merged with its parent under (S)180.1104.

              (b) Consummation of a plan of share exchange if the issuer corporation's shares will be acquired, and the shareholder or the shareholder holding shares on behalf of the beneficial shareholder is entitled to vote on the plan.

              (c) Consummation of a sale or exchange of all, or substantially all, of the property of the issuer corporation other than in the usual and regular course of business, including a sale in dissolution, but not including any of the following:

                  1.  A sale pursuant to court order.

                  2. A sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

              (d) Except as provided in sub. (2), any other corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that the voting or nonvoting shareholder or beneficial shareholder may dissent and obtain payment for his or her shares.

          (2) Except as provided in sub. (4) and (S)180.1008(3), the articles of incorporation may allow a shareholder or beneficial shareholder to dissent from an amendment of the articles of incorporation and obtain payment of the fair value of his or her shares if the amendment materially and adversely affects rights in respect of a dissenter's shares because it does any of the following:

              (a) Alters or abolishes a preferential right of the shares.

              (b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

              (c) Alters or abolishes a preemptive right of the holder of shares to acquire shares or other securities.

              (d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

              (e) Reduces the number of shares owned by the shareholder or beneficial shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under (S)180.0604.

          (3) Notwithstanding sub. (l)(a) to (c), if the issuer corporation is a statutory close corporation under (S)180.1801 to 180.1837, a shareholder of the statutory close corporation may dissent from a corporate action and obtain payment of the fair value of his or her shares, to the extent permitted under sub. (l)(d) or (2) or (S)(S)180.1803, 180.1813(1)(d) or (2)(b), or
(S)180.1829(1)(c).

          (4) Except in a business combination or unless the articles of incorporation provide otherwise, subs. (1) and (2) do not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date filed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.

          (5) Except as provided in (S)180.1833, a shareholder or beneficial shareholder entitled to dissent and obtain payment for his or her shares under
(S)(S)180.1301 to 180.1331 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder, beneficial shareholder or issuer corporation.

     180.1303 DISSENT BY SHAREHOLDERS AND BENEFICIAL SHAREHOLDERS.

          (1) A shareholder may assert dissenters' rights as to fewer than all of the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a shareholder who under this subsection asserts dissenters' rights as to fewer than all of the shares registered in his or her name are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

          (2) A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if the beneficial shareholder does all of the following:

              (a) Submits to the corporation the shareholder's written consent to the dissent not later than the time that the beneficial shareholder asserts dissenters' rights.

              (b) Submits the consent under par. (a) with respect to all shares of which he or she is the beneficial shareholder.

     180.1320 NOTICE OF DISSENTERS' RIGHTS.

          (1) If proposed corporate action creating dissenters' rights under
(S)180.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders and beneficial shareholders are or may been titled to dissenters' rights under (S)(S)180.1301 to l80.1331 and shall be accompanied by a copy of those sections.

          (2) If corporate action creating dissenters' rights under (S)180.1302 is authorized without a vote of shareholders, the corporation shall notify, in writing and in accordance with (S)180.0141, all shareholders entitled to assert dissenters' rights that the action was authorized and send them the dissenters' notice described in (S)180.1322.

     180.1321 NOTICE OF INTENT TO DEMAND PAYMENT.

          (1) If proposed corporate action creating dissenters' rights under
(S)180.1302 is submitted to a vote at a shareholders' meeting, a shareholder or beneficial shareholder who wishes to assert dissenters' rights shall do all of the following:

              (a) Deliver to the issuer corporation before the vote is taken written notice that complies with (S)180.0141 of the shareholder's or beneficial shareholder's intent to demand payment for his or her shares if the proposed action is effectuated.

              (b) Not vote his or her shares in favor of the proposed action.

          (2) A shareholder or beneficial shareholder who fails to satisfy sub.
(1) is not entitled to payment for his or her shares under (S)(S)180.1301 to 180.1331.

     180.1322 DISSENTERS' NOTICE.

          (1) If proposed corporate action creating dissenters' rights under
(S)180.1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders and beneficial shareholders who satisfied (S)180.1321.

          (2) The dissenters' notice shall be sent no later than 10 days after the corporate action is authorized at a shareholders' meeting or without a vote of shareholders, whichever is applicable. The dissenters' notice shall comply with 180.0141 and shall include or have attached all of the following:

              (a) A statement indicating where the shareholder or beneficial shareholder must send the payment demand and where and when certificates for certificated shares must be deposited.

              (b) For holders of uncertificated shares, an explanation of the extent to which transfer of the shares will be restricted after the payment demand is received.

              (c) A form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the shareholder or beneficial shareholder asserting dissenters' rights to certify whether he or she acquired beneficial ownership of the shares before that date.

              (d) A date by which the corporation must receive the payment demand, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters' notice is delivered.

              (e) A copy of (S)(S)180.1301 to 180.1331.

     180.1323 DUTY TO DEMAND PAYMENT.

          (1) A shareholder or beneficial shareholder who is sent a dissenters' notice described in (S)180.1322, or a beneficial shareholder whose shares are held by a nominee who is sent a dissenters' notice described in (S)180.1322, must demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters' notice under (S)180.1322(2)(c). A shareholder or beneficial shareholder with certificated shares must also deposit his or her certificates in accordance with the terms of the notice.

          (2) A shareholder or beneficial shareholder with certificated shares who demands payment and deposits his or her share certificates under sub. (1) retains all other rights of a shareholder or beneficial shareholder until these rights are canceled or modified by the effectuation of the corporate action.

          (3) A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set in the dissenters' notice, or a shareholder or beneficial shareholder with certificated shares who does not deposit his or her share certificates where required and by the date set in the dissenters' notice is not entitled to payment for his or her shares under (S)(S)180.1301 to 180.1331.

     180.1324 RESTRICTIONS ON UNCERTIFICATED SHARES.

          (1) The issuer corporation may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the corporate action is effectuated or the restrictions released under
(S)180.1326.

          (2) The shareholder or beneficial shareholder who asserts dissenters' rights as to uncertificated shares retains all of the rights of a shareholder or beneficial shareholder, other than those restricted under sub. (1), until these rights are canceled or modified by the effectuation of the corporate action.

     180.1325 PAYMENT.

          (1) Except as provided in (S)180.1327, as soon as the corporate action is effectuated or upon receipt of a payment demand, whichever is later, the corporation shall pay each shareholder or beneficial shareholder who has complied with (S)180.1323 the amount that the corporation estimates to be the fair value of his or her shares, plus accrued interest.

          (2) The payment shall be accompanied by all of the following:

              (a) The corporation's latest available financial statements, audited and including footnote disclosure if available, but including not less than a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any.

              (b) A statement of the corporation's estimate of the fair value of the shares.

              (c) An explanation of how the interest was calculated.

              (d) A statement of the dissenter's right to demand payment under
     (S)180.1328 if the dissenter is dissatisfied with the payment.

              (e) A copy of (S)(S)180.1301 to 180.1331.

     180.1326 FAILURE TO TAKE ACTION.

          (1) If an issuer corporation does not effectuate the corporate action within 60 days after the date set under (S)180.1322 for demanding payment, the issuer corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

          (2) If after returning deposited certificates and releasing transfer restrictions, the issuer corporation effectuates the corporate action, the corporation shall deliver a new dissenters' notice under (S)180.1322 and repeat the payment demand procedure.

     180.1327 AFTER-ACQUIRED SHARES.

          (1) A corporation may elect to withhold payment required by
(S)180.1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date specified in the dissenters' notice under
(S)180.1322(2)(c) as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

          (2) To the extent that the corporation elects to withhold payment under sub. (1) after effectuating the corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under (S)180.1328 if the dissenter is dissatisfied with the offer.

     180.1328 PROCEDURE IF DISSENTER DISSATISFIED WITH PAYMENT OR OFFER.

          (1) A dissenter may, in the manner provided in sub. (2), notify the corporation of the dissenter's estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment received under (S)180.1325, or reject the offer under (S)180.1327 and demand payment of the fair value of his or her shares and interest due, if any of the following applies:

              (a) The dissenter believes that the amount paid under (S)180.1325 or offered under (S)180.1327 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

              (b) The corporation fails to make payment under (S)180.1325 within 60 days after the date set under (S)180.1322 for demanding payment.

              (c) The issuer corporation, having failed to effectuate the corporate action, does not return the deposited certificates or release the transfer restrictions imposed of uncertificated shares within 60 days after the date set under (S)180.1322 for demanding payment.

          (2) A dissenter waives his or her right to demand payment under this section unless the dissenter notifies the corporation of his or her demand under sub. (1) in writing within 30 days after the corporation made or offered payment for his or her shares. The notice shall comply with (S)180.0141.

     180.1330 COURT ACTION.

          (1) If a demand for payment under (S)180.1328 remains unsettled, the corporation shall bring a special proceeding within 60 days after receiving the payment demand under (S)180.1328 and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not bring the special proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

          (2) The corporation shall bring the special proceeding in the circuit court for the county where its principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall bring the special proceeding in the county in this state in which was located the registered office of the issuer corporation that merged with or whose shares were acquired by the foreign corporation.

          (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding shall be served with a copy of the petition as provided in (S)801.14.

          (4) The jurisdiction of the court in which the special proceeding is brought under sub. (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. An appraiser has the power described in the order appointing him or her or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

          (5) Each dissenter made a party to the special proceeding is entitled to judgment for any of the following:

              (a) The amount, if any, by which the court finds the fair value of his or her shares plus interest, exceeds the amount paid by the corporation.

              (b) The fair value, plus accrued interest, of his or her shares acquired on or after the date specified in the dissenters' notice under
     (S)180.1322(2)(c), for which the corporation elected to withhold payment under (S)180.1327.

     180.1331 COURT COSTS AND COUNSEL FEES.

          (1) (a) Notwithstanding (S)(S)814.01 to 814.04, the court in a special proceeding brought under (S)180.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and shall assess the costs against the corporation, except as provided in par. (b).

          (b) Notwithstanding (S)(S)814.01 and 814.04, the court may assess costs against all or some of the dissenters, in amounts that the court finds to be equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under
     (S)180.1328.

          (2) The parties shall bear their own expenses of the proceeding, except that, notwithstanding (S)(S)814.01 to 814.04, the court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts that the court finds to be equitable, as follows:

              (a) Against the corporation and in favor of any dissenter if the court finds that the corporation did not substantially comply with
     (S)(S)180.1320 to 180.1328.

              (b) Against the corporation or against a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

          (3) Notwithstanding (S)(S)814.01 to 814.04, if the court finds that the services of counsel and experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel and experts reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                                                       EXHIBIT D

                     ASSOCIATED BANC-CORP AND SUBSIDIARIES
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                EARNINGS SUMMARY AND SELECTED FINANCIAL DATA (1)

                                                           Six Months Ended                    Twelve Months Ended
                                                               June 30,                            December 31,
                                                   ------------------------------    ----------------------------------------
(In Thousands, Except Per Share and Ratio Data)           1998           1997           1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------------
Interest income                                       $   394,705    $   384,798    $   787,244    $   731,197     $  696,858
Interest expense                                          206,706        199,362        411,637        375,923        360,499
                                                   --------------------------------------------------------------------------

Net interest income                                       187,999        185,436        375,607        355,274        336,359
Less:  Provision for possible loan losses                   7,133          6,559         31,668         13,695         14,029
                                                   --------------------------------------------------------------------------
Net interest income after provision for possible
 loan losses                                              180,866        178,877        343,939        341,579        322,330
                                                   --------------------------------------------------------------------------
Plus:  Noninterest income                                  86,845         61,750         95,976        116,845        104,989
Less:  Noninterest expense                                144,433        133,657        323,647        293,235        252,927
                                                   --------------------------------------------------------------------------
Net noninterest expense                                    57,588         71,907        227,671        176,390        147,938
                                                   --------------------------------------------------------------------------
Income before income taxes and extraordinary              123,278        106,970        116,268        165,189        174,392
 item/cum eff of acctg chg
Income tax expense                                         42,414         39,631         63,909         57,487         62,381
Extraordinary item                                          -             -              -                (686)        -
Cumulative effect of an accounting change                   -             -              -              -              -
                                                   --------------------------------------------------------------------------
NET INCOME                                            $    80,864    $    67,339    $    52,359    $   107,016     $  112,011
                                                   ==========================================================================

Basic earnings per share (2)
Inc before extrao item/cum eff of acctg chg           $      1.28    $      1.10    $      0.83    $      1.70     $     1.82
Net income                                            $      1.28    $      1.10    $      0.83    $      1.69     $     1.82
Diluted earnings per share (2)
Inc before extrao item/cum eff of acctg chg           $      1.26    $      1.08    $      0.82    $      1.67     $     1.79
Net income                                            $      1.26    $      1.08    $      0.82    $      1.66     $     1.79
Cash dividends per share (2)                          $      0.46    $      0.43    $      0.89    $      0.76     $     0.65
Weighted average shares outstanding
Basic                                                      63,271         62,938         62,884         63,205         61,386
Diluted                                                    64,061         63,987         63,935         64,380         62,473
                                                   ==========================================================================

SELECTED FINANCIAL DATA
Period-End Balance:
Loans (including loans held for sale)                 $ 7,297,354    $ 6,997,290    $ 7,190,577    $ 6,700,847     $6,418,683
Allowance for possible loan losses                         91,708         73,682         92,731         71,767         68,560
Investment securities                                   2,719,198      2,963,163      2,940,218      2,753,938      2,266,895
Assets                                                 10,561,667     10,531,246     10,691,439     10,123,383      9,393,609
Deposits                                                8,467,148      8,130,180      8,364,137      7,959,298      7,570,201
Long-term borrowings                                       27,758         29,479         15,270         33,329         36,907
Stockholders' equity                                      867,286        842,561        813,693        803,562        725,211
Stockholders' equity per share (2)                          13.70          13.44          12.92          12.81          11.75
                                                   --------------------------------------------------------------------------

Average for the Period:
Loans (including loans held for sale)                 $ 7,244,110    $ 6,800,031    $ 6,962,820    $ 6,586,639     $6,157,655
Investment securities                                   2,751,000      2,848,981      2,905,948      2,523,757      2,421,379
Assets                                                 10,558,758     10,182,132     10,395,615      9,643,657      9,123,981
Deposits                                                8,365,620      7,968,904      8,122,011      7,778,257      7,409,409
Stockholders' equity                                      839,158        817,484        839,859        775,180        674,368
                                                   --------------------------------------------------------------------------

Financial Ratios:
Return on average equity (3)                                19.43%         17.10%         16.93%         16.64%         17.21%
Return on average assets (3)                                 1.54%          1.37%          1.37%          1.34%          1.27%
Net interest margin (tax-equivalent)                         3.78%          3.87%          3.85%          3.95%          3.95%
Average equity to average assets                             7.95%          8.03%          8.08%          8.04%          7.39%
Dividend payout ratio (3) (4)                               36.25%         37.95%         39.27%         37.24%         34.28%
                                                   ==========================================================================

(1) All financial data adjusted retroactively for certain acquisitions accounted for using the pooling-of-interests method.
(2) Per share data adjusted retroactively for stock splits and stock dividends.
(3) Ratio is based upon income prior to merger integration and other one-time charges, extraordinary items or cumulative effects of an accounting change.
(4) Ratio is based upon basic earnings per share.

The following discussion is management's analysis of the consolidated financial condition and results of operations of Associated Banc-Corp and its subsidiaries (the "Corporation"), which may not otherwise be apparent from the consolidated financial statements included in this exhibit. Reference should be made to the consolidated financial statements and the selected financial data presented elsewhere in this exhibit for an understanding of the following discussion and analysis.

         SIX MONTH AND QUARTERLY PERIODS ENDED JUNE 30, 1998 AND 1997

EARNINGS

The following discussion will focus upon "operating earnings", with respect to the fourth quarter of 1997, for Associated. Operating earnings for the fourth quarter of 1997 exclude the impact of the merger, integration and other one-time charges recorded by Associated (an $89.8 million reduction to net income). All references to pre-tax operating income, noninterest income, noninterest expense, tax expense, net income and net income per share are based upon operating earnings.

In October 1997, Associated completed the acquisition of the $6.0 billion First Financial Corporation (FFC) in Stevens Point, WI. This acquisition was accounted for using the pooling-of-interests method. All consolidated financial information has been restated as if the transaction had been effected as of the beginning of the earliest reporting period.

All prior period per share results, period end shares and weighted average shares have been restated to reflect the five-for-four stock split effected in the form of a 25 percent stock dividend paid to shareholders on June 12, 1998.

Net income for the second quarter of 1998 was $41.0 million, up 15.6% over 1997 second quarter net income of $35.5 million, and up from the $39.9 million reported in the first quarter of 1998. Earnings per basic share were $0.65 in the second quarter of 1998, up 14.0% over the $0.57 reported in the second quarter of 1997, and up from the $0.63 net income per share reported in the first quarter of 1998. Earnings per diluted share were $0.64 in the second quarter of 1998, up 14.3% over the $0.56 reported in the second quarter of 1997, and up from the $0.62 net income per share reported in the first quarter of 1998. Diluted earnings take into account shares that could be issued through stock option plans, convertible securities or other contracts.

Net income for the first six months of 1998 was $80.9 million, up 20.1% over the net income in the same period of 1997 of $69.3 million. Earnings per basic share were $1.28 in the first six months of 1998, up 16.4% over the $1.10 reported in the first six months of 1997. Earnings per diluted share were $1.26 in the first six months of 1998, up 16.7% over the $1.08 reported in the first six months of 1997.

Return on average assets (ROA) for the second quarter of 1998 was 1.56%, up from 1.38% during the same period last year. Second quarter 1998 ROA increased from 1.53% in the first quarter of 1998. Return on average equity (ROE) for the first quarter of 1998 was 19.36%, up from 17.41% during the same period last year. Second quarter 1998 ROE decreased from the 19.51% reported in the first quarter of 1998.

Return on average assets (ROA) for the first six months of 1998 was 1.54%, up from 1.37% during the same period last year. Return on average equity (ROE) for the first six months of 1998 was 19.43%, up from 17.10% during the same period last year.

The change in second quarter 1998 net income (increase of $5.5 million, or 15.6%), when compared to the same period last year, was a result of higher noninterest income (up $14.0 million, or 44.9%), offset by higher provision for loan losses (up $189,000, or 5.9%), higher noninterest expense (up $6.1 million, or 9.1%) and higher tax expense (up $2.2 million, or 11.5%).

The change in second quarter 1998 net income (increase of $1.1 million, or 2.9%), when compared to the first quarter of 1998, was a result of lower provisions for loan losses (down $384,000, or 10.2%), higher noninterest income (up $3.3 million, or 8.0%), offset by lower net interest income (down $686,000, or 0.7%), higher noninterest expense (up $1.3 million, or 1.8%), and higher income tax expense (up $616,000, or 2.9%).

The change in the first six months of 1998 net income (increase of $11.5 million, .or 16.6%), when compared to the same period last year, was a result of higher net interest income (up $2.6 million, or 1.4%) and higher noninterest income (up $25.1 million, or

40.6%), offset by higher provision for loan losses (up $574,000, or 8.8%), higher noninterest expense (up $10.8 million, or 8.1%), and higher income tax expense (up $4.8 million, or 12.7%) .

                                                     Net Income
                                                  Quarterly Trends
                                                   (In Thousands)
-------------------------------------------------------------------------------------------------------------------
                                                          2nd Qtr.    1st Qtr.     4th Qtr.    3rd Qtr.    2nd Qtr.
                                                            1998        1998         1997        1997        1997
-------------------------------------------------------------------------------------------------------------------
Operating Net Income (Qtr)                                 $41,004     $39,860     $ 36,018    $ 36,822     $35,480
Operating Net Income (YTD)                                 $80,864     $39,860     $142,178    $106,161     $69,339

Consolidated Net Income (Loss) (Qtr)                       $41,004     $39,860     $(53,802)   $ 36,822     $35,480
Consolidated Net Income (YTD)                              $80,864     $39,860     $ 52,359    $106,161     $69,339

Operating EPS - Basic (Qtr)                                $   .65     $   .63     $    .57    $    .59     $   .57
Operating EPS - Diluted (Qtr)                              $   .64     $   .62     $    .57    $    .58     $   .56

Operating EPS - Basic (YTD)                                $  1.28     $   .63     $   2.26    $   1.69     $  1.10
Operating EPS - Diluted (YTD)                              $  1.26     $   .62     $   2.22    $   1.66     $  1.08

Consolidated EPS - Basic (Qtr)                             $   .65     $   .63     $  (1.86)   $    .59     $   .57
Consolidated EPS - Diluted (Qtr)                           $   .64     $   .62     $ (  .85)   $    .58     $   .56

Consolidated EPS - Basic (YTD)                             $  1.28     $   .63     $    .83    $   1.69     $  1.10
Consolidated EPS - Diluted (YTD)                           $  1.26     $   .62     $    .82    $   1.66     $  1.08

Operating ROE - Quarter                                      19.36%      19.51%       16.46%      17.33%      17.41%
Operating ROE - YTD                                          19.43%      19.51%       16.93%      17.09%      17.10%

Operating ROA - Quarter                                       1.56%       1.53%        1.34%       1.40%       1.38%
Operating ROA - YTD                                           1.54%       1.53%        1.37%       1.38%       1.37%
-------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME

SECOND QUARTER 1998 COMPARED TO SECOND QUARTER 1997:

Fully taxable equivalent (FTE) net interest income in the second quarter of 1998 was $95.2 million, an increase of $208,246 over the second quarter of 1997 FTE net interest income of $95.0 million.

The increase in FTE net interest income was attributable to larger volumes of earning assets (up $246 million) when compared to the second quarter of 1997. The increase in net interest income due to the volume variance (change in interest income from incremental earning assets less the change in interest expense from incremental volumes of interest-bearing liabilities) was $5.2 million. This large increase was offset by a negative rate variance (change in interest income from incremental yields on earning assets less the change in interest expense from incremental rates on interest-bearing liabilities) of $5.0 million. The contribution from the growth in earning assets was essentially offset by a 9 basis point decrease in the net interest margin. The growth in earning assets was concentrated in loans, with loans increasing $416 million offset by a $197 million decrease in investment securities, when compared to the second quarter of 1997.

The net interest margin for the second quarter of 1998 was 3.77%, compared with 3.86% in the second quarter of 1997. The contribution from net free funds in the second quarter of 1998 increased to 0.60% from 0.54% for the same period in 1997. The rate spread decreased to 3.17% from 3.32% reported a year ago.

Average earning assets grew $246 million from the second quarter of 1997. The average loans to average deposits ratio increased to 86.7%, up from 85.6% in the second quarter of 1997.

The growth in average loans of $416 million was funded by increased time deposits (personal CDs and Brokered CDs) of $115 million ($123 million increase in personal CDs and an $8 million decrease in Brokered CDs), higher balances of Savings, NOW and MMA of $166 million and higher net free funds of $142 million, a decrease in the balances of investments and short-term investments of $170, offset by a $177 million decrease in wholesale borrowings ( funds purchased, repurchase agreements, FHLB borrowings, and long-term borrowings).

                                             Net Interest Income
                                             Tax Equivalent Basis
                                                (In Thousands)
--------------------------------------------------------------------------------------------------------------
                                                          2nd Qtr.   1st Qtr.   4th Qtr.   3rd Qtr.   2nd Qtr.
                                                            1998       1998       1997       1997       1997
--------------------------------------------------------------------------------------------------------------
Interest Income                                           $196,255   $198,451   $201,798   $200,647   $195,056
Tax Equivalent Adjustment                                    1,543      1,509      1,464      1,406      1,355
                                                          --------   --------   --------   --------   --------
Tax Equivalent Interest Income                            $197,798   $199,960   $203,262   $202,053   $196,411
Interest Expense                                           102,598    104,108    106,418    105,857    101,419
                                                          --------   --------   --------   --------   --------
Tax Equivalent Net Interest Income                        $ 95,200   $ 95,852   $ 96,844   $ 96,196   $ 94,992
--------------------------------------------------------------------------------------------------------------

SECOND QUARTER 1998 COMPARED TO FIRST QUARTER 1998:

Fully taxable equivalent (FTE) net interest income in the second quarter of 1998 was $95.2 million, a decrease of $652,000 compared to the first quarter of 1998 FTE net interest income of $95.9 million.

The decrease in FTE net interest income was attributable to lower volumes of earning assets (down $38 million) when compared to the first quarter of 1998. The increase in net interest income due to the volume variance (change in interest income from incremental earning assets less the change in interest expense from incremental volumes of interest-bearing liabilities) was $938,000. This variance is primarily attributable to a shift in earning assets to higher yielding loans from lower yielding investments. This increase was more than offset by a negative rate variance (change in interest income from incremental yields on earning assets less the change in interest expense from incremental rates on interest-bearing liabilities) of $1.7 million. Additionally, the extra day in the second quarter compared to the first quarter contributed $116,000 to net interest income. The contribution from the change in mix of earning assets was more than offset by the 2 basis point decrease in the net interest margin. The change in earning assets resulted as loans increased $84 million offset by a $122 million decrease in investment securities, when compared to the first quarter of 1998.

The net interest margin for the second quarter of 1998 was 3.77%, compared with 3.79% in the first quarter of 1998. The contribution from net free funds in the second quarter of 1998 increased to 0.60% from 0.59% compared to the first quarter of 1998. The rate spread decreased to 3.17% from 3.20% reported last quarter.

Average earning assets decreased $38 million from the first quarter of 1998. Total loans grew $84 million. Included in the change in the average loan balance for the quarter is a $24 million reduction from the sale of an affinity credit card portfolio which resulted in a gain of $3.0 million. The average loans to average deposits ratio increased to 86.7%, up from 86.5 % in the first quarter of 1998. The ratio of average loans to average earning assets increased to 72.6% for the second quarter of 1998 compared to 71.5% in the first quarter of 1998.

The growth in average loans of $84 million was funded by time deposits (personal CDs and Brokered CDs) of $0 million ($8 million increase in personal CDs and an $8 million decrease in Brokered CDs), higher balances of Savings, NOW and MMA of $55 million and higher net free funds of $49 million, a decrease in the balances of investments and short-term investments of $122, offset by a $142 million decrease in wholesale borrowings (funds purchased, repurchase agreements, FHLB borrowings, and long-term borrowings).

                                                     Net Interest Margin
                                                      Quarterly Trends
                                                    (Quarterly Info Only)
----------------------------------------------------------------------------------------------------------------------------
                                                                    2nd Qtr.    1st Qtr.    4th Qtr.    3rd Qtr.    2nd Qtr.
                                                                      1998        1998        1997        1997        1997
----------------------------------------------------------------------------------------------------------------------------
Yield on Earning Assets                                                 7.86%       7.97%       7.95%       8.07%       8.01%
Cost of Interest-Bearing Liabilities                                    4.69%       4.77%       4.78%       4.79%       4.69%
                                                                       -----       -----       -----       -----       -----
Interest Rate Spread                                                    3.17%       3.20%       3.17%       3.28%       3.32%
Net Free Funds Contribution                                             0.60%       0.59%       0.63%       0.57%       0.54%
                                                                       -----       -----       -----       -----       -----
Net Interest Margin                                                     3.77%       3.79%       3.80%       3.85%       3.86%
                                                                       =====       =====       =====       =====       =====

Average Earning Assets to Average Assets                               95.30%      95.24%      95.34%      95.23%      95.27%
Free Funds Ratio (% of Earning Assets)                                 12.86%      12.33%      13.12%      11.96%      11.73%
----------------------------------------------------------------------------------------------------------------------------

YTD SECOND QUARTER 1998 COMPARED TO YTD SECOND QUARTER 1997:

FTE net interest income in the first six months of 1998 was $191.1 million, an increase of $2.8 million over the same period in 1997 FTE net interest income of $188.2 million.

The increase for this period was primarily attributable to a volume variance (change in interest income from incremental earning assets less the change in interest expense from incremental volumes of interest-bearing liabilities) of $11.2 million, offset by a negative rate variance (change in interest income from incremental yields on earning assets less the change in interest expense from incremental rates on interest-bearing liabilities) of $8.4 million.

The net interest margin for the first six months of 1998 was 3.78%, compared with 3.87% in the first six months of 1997. The largest factor contributing to the decrease in net interest margin was the 14 basis point reduction in interest rate spread. Contributing to this decline in spread was a 10 basis point reduction in the yield on total earning assets (loans down 14 basis points, investments down 7 basis points) and a higher rate on total interest-bearing liabilities of 4 basis points (retail deposits up 6 basis points and wholesale funds up 2 basis points). This 14 basis point reduction in interest rate spread was offset by a 5 basis point increase in contribution from net free funds.

Average earning assets increased $372 million in the first six months of 1998 compared to the same period last year. Total average loans grew $444 million in the first six months of 1998 compared to the first six months of 1997.

The average loan growth of $444 million was a result of increased time deposits (personal CDs and Brokered CDs) of $153 million ($141 million increase in personal CDs and a $12 million increase in Brokered CDs), higher balances of Savings, Now and MMA of $157 million, increased net free funds of $134 million, decreased balances of investments and short-term investments of $73 million offset by increased wholesale borrowings (funds purchased, repurchase agreements, FHLB borrowings and long-term borrowings) of $73 million.

                              Earning Asset and Interest-Bearing Liability Volumes
                                                Quarterly Trends
                                                 (In Thousands)
-----------------------------------------------------------------------------------------------------------------
                                               2nd Qtr.      1st Qtr.      4th Qtr.      3rd Qtr.      2nd Qtr.
                                                 1998          1998          1997          1997          1997
-----------------------------------------------------------------------------------------------------------------
Average Loans                                 $ 7,285,819   $ 7,201,937   $ 7,161,090    $6,990,922    $6,869,948
Average Earning Assets                         10,039,967    10,078,411    10,150,486     9,940,700     9,794,201
Average Noninterest-Bearing
 Deposits                                         769,465       778,957       824,393       726,945       704,798
Average Interest-Bearing
 Deposits                                       7,605,270     7,550,146     7,511,209     7,403,326     7,323,884
Average Deposits                                8,401,735     8,329,103     8,355,602     8,130,271     8,028,682
Average Interest-Bearing
 Liabilities                                  $ 8,748,600   $ 8,835,493   $ 8,818,256    $8,751,596    $8,644,990
-----------------------------------------------------------------------------------------------------------------

LOAN LOSS

The loan loss provision for the second quarter of 1998 was $3.4 million, a decrease of $384,000 from the first quarter of 1998 provision of $3.8 million and an increase of $186,000 from the second quarter of 1997.

As of June 30, 1998, the allowance for possible loan losses of $91.7 million represented 1.27% of total outstanding loans, down from the 1.31% reported at December 31, 1997, and up from 1.06% reported at June 30, 1997. The increase in allowance for possible loan losses to loans from the second quarter of 1997 to the first quarter of 1998 is attributable to the $16.8 million one-time charge recorded at year end 1997 in conjunction with the acquisition of First Financial. The decrease in the ratio of allowance for possible loan losses to period end loans in the second quarter of 1998 compared to the first quarter of 1998 is attributable to net charge-offs exceeding the provision for loan losses by $1.7 million and period end loans increasing by $43 million. Combined, these two factors caused the allowance to decrease to 1.27% of loans as of June 30, 1998.

During the second quarter of 1998, net charge-offs of $5.1 million were recorded. The majority of net charge-offs were related to the charge-offs of a single commercial creditor totaling $2.0 million and the credit card portfolio net charge-offs totaling $2.2 million.

The second quarter of 1998 net charge-offs as a percent of average loans (on an annualized basis) of 0.28% increased when compared to net charge-offs to average loans (on an annualized basis) of 0.16% in the second quarter of 1997 and net charge-offs as a percent of average loans (on an annualized basis) of 0.17% in the first quarter of 1998.

                                       Allowance for Possible Loan Losses
                                                Quarterly Trends
                                                 (In Thousands)
----------------------------------------------------------------------------------------------------------------
                                                        2nd Qtr.    1st Qtr.    4th Qtr.    3rd Qtr.    2nd Qtr.
                                                          1998        1998        1997        1997        1997
----------------------------------------------------------------------------------------------------------------
Provision Expense - Qtr                                  $ 3,375     $ 3,759     $ 4,571     $ 3,739     $ 3,186
Merger Adjustment - Qtr                                      ---         ---      16,800         ---         ---
Provision Expense - YTD                                    7,134       3,759      14,868      10,297       6,559
Merger Adjustment - YTD                                      ---         ---      16,800         ---         ---
Net Charge-Offs - Qtr                                      5,081       3,075       3,113       2,947       2,752
Net Charge-Offs - YTD                                      8,156       3,075      11,432       8,319       5,372
Allowance at Period End                                  $91,708     $93,415     $92,731     $74,454     $73,682
Allowance to Loans                                          1.27%       1.30%       1.31%       1.05%       1.06%
Net Charge-Offs to Average Loans (Annualized) -
Qtr                                                          .28%        .17%        .17%        .16%        .16%
Net Charge-Offs to Average Loans (Annualized) -
YTD                                                          .23%        .17%        .16%        .16%        .16%
----------------------------------------------------------------------------------------------------------------

NONPERFORMING LOANS

Management is committed to a nonaccrual and problem loan identification philosophy. This philosophy is embodied through the monitoring and reviewing of credit policies and procedures to ensure that all problem loans are identified quickly and the risk of loss is minimized.

Nonperforming loans are considered a leading indicator of future loan losses. Nonperforming loans are defined as nonaccrual loans, loans 90 days or more past due but still accruing and restructured loans. The Corporation specifically excludes student loan balances that are 90 days or more past due and still accruing and that have contractual government guarantees as to collection of principal and interest, from its definition of nonperforming loans.

Loans are normally placed in nonaccrual status when contractually past due 90 days or more as to interest or principal payments. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact on the collectibility of principal or interest on loans, it is management's practice to place such loans on nonaccrual status immediately, rather than delaying such action until the loans become 90 days past due. Previously accrued and uncollected interest on such loans is reversed and income is recorded only to the extent that interest payments are subsequently received in cash and a determination has been made that the principal balance of the loan is collectible. If collectibility of the principal is in doubt, payments received are applied to loan principal.

Loans past due 90 days or more but still accruing interest, with the exception of guaranteed student loans, are also included in nonperforming loans. Student loans past due 90 days or more but still accruing interest were $7.4 million at June 30, 1998, compared to $8.0 million at March 31, 1998, and $8.0 million at December 31, 1997. Loans past due 90 days or more but still accruing interest are classified as such where the underlying loans are both well-secured (the collateral value is sufficient to cover principal and accrued interest) and in the process of collection. Also included in nonperforming loans are "restructured" loans. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate.

Total nonperforming loans at June 30, 1998 were $46.2 million, an increase of $12.3 million from March 31, 1998 and an $11.9 million increase from December 31, 1997. The ratio of nonperforming loans to total loans at June 30, 1998 was
 .64% compared to .47% at March 31, 1998 and .61% at June 30, 1997. Other real estate owned decreased in the second quarter to $4.0 million at June 30, 1998, down from $4.3 million at March 31, 1998. The increase in nonaccrual loans is primarily attributable to a single large commercial credit totaling $6.3 million.

                                   Nonperforming Loans and Other Real Estate
                                                 (In Thousands)
---------------------------------------------------------------------------------------------------------------
                                                       6/30/98     3/31/98     12/31/97     9/30/97     6/30/97
                                                      --------    --------    ---------    --------    --------
Nonaccrual Loans                                      $ 39,512    $ 30,072    $  32,415    $ 36,202    $ 34,877
Accruing Loans Past Due 90 Days
  or More                                                6,404       3,414        1,324       1,648       7,040
Restructured Loans                                         287         455          558         186         471
                                                      --------    --------    ---------    --------    --------
Total Nonperforming Loans                             $ 46,203    $ 33,941    $  34,297    $ 38,036    $ 42,388
                                                      ========    ========    =========    ========    ========
Nonperforming Loans as a
  Percent of Loans                                       0.64%       0.47%        0.48%       0.54%       0.61%
Other Real Estate Owned                               $  4,012    $  4,265    $   2,067    $  2,447    $  2,510
---------------------------------------------------------------------------------------------------------------

Impaired loans are defined as those loans where it is probable that all amounts due according to contractual terms, including principal and interest, will not be collected. The Corporation has determined that commercial loans and commercial real estate loans that have a nonaccrual status or have had their terms restructured meet the definition. Impaired loans are measured at the fair value of the collateral, if the loan is collateral dependent, or alternatively at the present value of expected future cash flows. Interest income on impaired loans is recognized only at the time that cash is received, unless applied to reduce principal.

At June 30, 1998, the recorded investment in impaired loans totaled $20.1 million. Included in this amount is $18.6 million of impaired loans that do not require a related allowance for possible loan losses and $1.5 million of impaired loans for which the related allowance for possible loan losses totaled $776,000. The average recorded investment in impaired loans during the twelve months ended June 30, 1998, was approximately $14.5 million. Interest income recognized on a cash basis on impaired loans during the first six months of 1998 totaled $960,000.

The following table shows, for those loans accounted for on a nonaccrual basis and restructured loans for the six months ended June 30, 1998, the gross interest that would have been recorded if the loans had been current in accordance with their original terms and the amount of interest income that was included in net income for the period.


                                                                          For the Six Months
                                                                         Ended June 30, 1998
                                                                         -------------------
                                                                            (In Thousands)
 Interest income in accordance with original terms                             $ 2,391

 Interest income recognized                                                     (1,293)
                                                                               -------

 Reduction in interest income                                                  $ 1,098
                                                                               =======

Potential problem loans are loans where there are doubts as to the ability of the borrower to comply with present repayment terms. The decision of management to place loans in this category does not necessarily mean that the Corporation expects losses to occur but that management recognizes that a higher degree of risk is associated with these performing loans.

At June 30, 1998, potential problem loans totaled $63.0 million compared to $74.0 million at the end of 1997. The loans that have been reported as potential problem loans are not concentrated in a particular industry, but rather cover a diverse range of businesses, e.g. communications, wholesale trade, manufacturing, finance/insurance/real estate, and services. Management does not presently expect significant losses from credits in this category.

LOAN CONCENTRATIONS

Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. The Corporation's loans are widely diversified by borrower, industry group and area. At June 30, 1998, no concentrations existed in the Corporation's loan portfolio in excess of 10% of total loans.

Real estate construction loans at June 30, 1998, totaled $329 million, or 4.5% of loans while agricultural loans were 0.8% of total loans.

As of June 30, 1998, the Corporation did not have any cross-border outstandings to borrowers in any foreign country where such outstandings exceeded 1% of total assets.

NONINTEREST INCOME

SECOND QUARTER 1998 COMPARED TO SECOND QUARTER 1997

Noninterest income increased $14.0 million, or 44.9% over the second quarter of 1997. Noninterest income, excluding net investment securities gains, increased $13.5 million, or 43.8%. Income from service charges on deposit accounts and retail commission income decreased from the second quarter of 1997. All other categories of noninterest income increased from the second quarter of 1997.

Trust service fees increased $1.1 million, or 15.5% compared to the same quarter last year. The increase is a result of higher trust assets under management and general market conditions.

Net investment securities gains increased $454,000, or 241.5% over the second quarter of 1997. The $642,000 in net investment securities gains recognized in the second quarter of 1998 consisted primarily of gains from the sale of equity securities held as available for sale.

Mortgage banking income increased $5.7 million, or 105.6% from the second quarter of 1997. Increases were recognized in higher origination fees (up $314,000), underwriting fees (up $382,000), servicing fees (up $91,000), escrow waiver fees (up $136,000) and gains on sales of loans (up $4.8 million). The production related revenue, (origination, underwriting and escrow waiver fees) was higher due to higher production volumes in the second quarter of 1998 ($539 million) compared to the same period last year ($190 million). The increased gains on sales of loans is the result of this increased production in a more favorable mortgage banking rate environment.

Retail commission income decreased $5,000, or 0.1% compared to the same period last year. Decreases in income from annuities (down $204,000) and stocks (down $400,000) were offset, in part, by an increase in income from mutual funds (up $449,000).

Income from loan fees increased $796,000, or 19.5% compared to the second quarter of 1997. The increase is a result of increased fees on credit cards (up $666,000) and real estate loans (up $174,000).

Asset sale gains increased $6.0 million over the second quarter of 1997. Gains recognized in the second quarter of 1998 include gains of $2.9 million on sales of office buildings, a gain of $3.0 million on the sale of an affinity credit card portfolio, a gain of $138,000 on sale of land trusts, and a gain of $92,000 on the sale of leased equipment.

Other miscellaneous income, from a variety of sources, increased $92,000, or 2.8% over the second quarter of 1997. The increase is primarily attributable to higher income from TYME/electronic funds transfer and automatic teller machine fees (up $339,000) and increased international income of $53,000 offset by lower income from real estate held for investments (down $381,000). The reduced income from real estate held for investments was a result of the sale of an office building in early April. Rental income from tenants leasing the facility ceased at that time.

                                                Noninterest Income
                                                 Quarterly Trends
                                                  (In Thousands)
------------------------------------------------------------------------------------------------------------------
                                                             2nd Qtr.   1st Qtr.   4th Qtr.    3rd Qtr.   2nd Qtr.
                                                               1998       1998       1997        1997       1997
------------------------------------------------------------------------------------------------------------------

Trust Servicing Fees                                          $ 8,066    $ 7,915   $  7,744     $ 7,089    $ 6,983
Service Charges on Deposit Accounts                             6,816      6,370      7,177       7,211      7,023
Mortgage Banking Activity                                      11,183     10,896      8,410       6,745      5,438
Loan Fees                                                       4,870      4,160      4,379       4,270      4,074
Retail Commission Income                                        3,987      3,390      3,614       3,969      3,992
Asset Sale Gains (Losses), net                                  6,191        185        (23)        511        165
Other                                                           3,341      3,522      3,780       3,509      3,249
                                                              -------    -------   --------     -------    -------
Total, excluding Securities Gains                             $44,454    $36,438   $ 35,081     $33,304    $30,924
Investment Security Gains, net                                    642      5,311        280         851        188
Merger, Integration and Other One-Time Charges                    ---        ---    (35,290)        ---        ---
                                                              -------    -------   --------     -------    -------
Total Noninterest Income                                      $45,096    $41,749   $     71     $34,155    $31,112
------------------------------------------------------------------------------------------------------------------

SECOND QUARTER 1998 COMPARED TO FIRST QUARTER 1998

Noninterest income increased $3.3 million, or 8.0% in the second quarter of 1998 compared to the first quarter of 1998. Noninterest income, excluding net
investment securities gains, increased $8.0 million, or 22.0%.   All categories
of noninterest income, with the exception of investment securities gains and other, increased in the second quarter of 1998 when compared to the first quarter of 1998.

Service charges on deposit accounts increased $446,000, or 7.0% during the quarter. The increases were primarily due to increased service charges on business accounts (up $235,000) and overdraft/NSF fees (up $265,000).

Net investment security gains decreased $4.7 million. In the fourth quarter of 1997, the Corporation hedged certain agency issued zero coupon bonds by executing various interest rate futures contracts. In the first quarter of 1998, these contracts were closed and the zero coupon bonds were sold. As a result, a net gain of $5.1 million was recognized. The $642,000 in net investment securities gains recognized in the second quarter of 1998 consisted primarily of gains from the sale of equity securities.

Mortgage banking income increased $287,000, or 2.6% from the first quarter of 1998. Increases were recognized in higher origination fees (up $40,000), escrow waiver fees (up $53,000) and gains on sales of loans (up $396,000), offset by lower underwriting fees and servicing fees. The production related revenue (origination and escrow waiver fees) was higher due to higher production volumes in the second quarter of 1998 ($539 million) compared to the first quarter of 1998 ($495 million). The increased gains on sales of loans is the result of increased production and a more favorable mortgage banking rate environment.

Retail commission income increased $597,000, or 17.6% compared to the same period last year. Increases in income from annuities (up $419,000), mutual funds (up $83,000) and insurance (up $80,000) accounted for the increase in the second quarter.

Income from loan fees increased $710,000, or 17.1% from the first quarter of 1998 to the second quarter of 1998. The increase is a result of increased fees on credit cards (up $846,000) and real estate loans (up $132,000) offset by decreases in commercial loan fees (down $221,000) and letter of credit/SBA fees (down $61,000).

Asset sale gains increased $6.0 million over the first quarter of 1998. Gains recognized in the second quarter of 1998 were gains of $2.9 million on sales of office buildings, a gain of $3.0 million on the sale of an affinity credit card portfolio, a gain of $138,000 on sale of land trusts, and a gain of $92,000 on sale of leased equipment.

Other miscellaneous income, from a variety of sources, decreased $181,000, or 5.1% compared to the first quarter of 1998. The decrease is primarily attributable to reduced income from real estate held for investments as a result of the sale of an office building in early April. Rental income from tenants leasing the facility ceased at that time.

YTD SECOND QUARTER 1998 COMPARED TO YTD SECOND QUARTER 1997

Noninterest income increased $25.1 million, or 40.6% in the first six months of 1998 compared to the same period last year. Noninterest income, excluding net investment securities gains, increased $20.5 million, or 34.0%. Decreases in service charges on deposit accounts and retail commission income were more than offset by increases in trust service fees, net investment security gains, mortgage banking activity, loan fees and net asset sale gains compared to the first six months of 1997.

Trust service fees increased $2.1 million, or 14.7% compared to the same period last year. The increase is a result of higher trust assets under management and general market conditions.

Service charges on deposit accounts decreased $336,000, or 2.5% during the first six months of 1998. Lower levels of service charges on personal deposit accounts and overdraft/NSF fees (approximately $500,000 lower) were somewhat offset by higher fees collected on business accounts.

Net investment security gains increased $4.6 million. In the fourth quarter of 1997, the Corporation hedged certain agency issued zero-coupon bonds by executing various interest rate futures contracts. In the first quarter of 1998, these contracts were closed and the zero-coupon bonds were sold. As a result, a net gain of $5.1 million was recognized. The first six months of 1998 also includes gains of $642,000 recognized in the second quarter of 1998. These gains consisted primarily of gains from the sale of equity securities. The first six months of 1997 included gains on sales of mortgage-related securities ($721,000) and gains on sales of Sallie Mae stock.

Mortgage banking income increased $11.5 million, or 109.2% from the first six months of 1997. Increases were recognized in higher origination fees (up $573,000), underwriting fees (up $857,000), servicing fees (up $288,000), escrow waiver fees (up $221,000) and gains on sales of loans (up $9.6 million). The production related revenue (origination, underwriting and escrow fees) was higher due to higher production volumes in the first six months of 1998 ($1.034 billion) compared to the first six months of 1997 ($385 million). The increased gains on sales of loans is the result of increased production and a more favorable mortgage banking rate environment.

Retail commission income decreased $485,000, or 6.2% compared to the same period last year. Increases in income from mutual funds (up $823,000), was offset by lower fees on stocks (down $798,000) and annuities (down $622,000).

Income from loan fees increased $1.3 million, or 16.4% from the first six months of 1997 to the first six months of 1998. The increase is a result of increased fees on credit cards (up $673,000), real estate loans (up $296,000) and commercial loan fees (up $306,000).

Asset sale gains increased $6.0 million over the first six months of 1997. Gains recognized in the first six months of 1998 included gains of $2.9 million on sales of office buildings, a gain of $3.0 million on the sale of an affinity credit card portfolio, a gain of $138,000 on sale of land trusts, a gain of $117,000 on the sale of leased equipment, and a gain of $85,000 on the sale of an operations building.

NONINTEREST EXPENSE

SECOND QUARTER 1998 COMPARED TO SECOND QUARTER 1997

Total noninterest expense increased $6.1 million, or 9.1% in the second quarter of 1998 compared to the same period last year. All categories of noninterest expense, with the exception of net occupancy expense and deposit insurance premiums, increased when compared to the second quarter of last year.

Salaries and employee benefit expenses increased $3.6 million, or 10.7% when compared to the second quarter of 1997. Total salary related expenses increased $2.9 million, or 9.9%, compared to the second quarter of 1997, while fringe benefit related expenses increased $673,000, or 9.7%. The 9.9% increase in salary expense is attributable to base merit increases, transitional overlapping positions as support functions are centralized, and new positions added. The fringe benefit increase was primarily due to higher social security tax expense (up $275,000), pension expense ($195,000), health insurance premiums ($177,000) and profit sharing expense ($177,000). All except the health insurance premium increase are linked to the higher levels of salary expense.

Equipment rentals, depreciation and maintenance increased $432,000, or 14.3% over the second quarter of 1997. This increase was primarily attributable to higher levels of depreciation on computer equipment ($501,000).

Data processing increased $519,000, or 12.2%, compared to the second quarter of 1997. This increase is primarily due to the cost of processing volumes in excess of the volumes covered in the base contract.

Business development and advertising increased $282,000, or 7.4%, compared to the second quarter of 1997. The increased costs are attributable to higher levels of newspaper directory and other advertising costs offset, in part, by lower direct mail costs resulting, in part, from the merger with First Financial Corporation.

Other miscellaneous expense, from various sources, increased $1.2 million compared to the second quarter of 1997. The increase was the result of a higher amortization of mortgage servicing rights, partially offset by lower miscellaneous expense accruals.


                                                    Noninterest Expense
                                                     Quarterly Trends
                                                      (In Thousands)
---------------------------------------------------------------------------------------------------------------------------
                                                    2nd Qtr.       1st Qtr.        4th Qtr.        3rd Qtr.      2nd Qtr.
                                                      1998           1998            1997            1997          1997
---------------------------------------------------------------------------------------------------------------------------
Salaries and Employee Benefits                         $37,103         $35,943        $ 32,933        $33,883       $33,518
Net Occupancy Expense                                    5,053           5,168           4,432          5,010         5,193
Equipment Rentals, Depreciation and
 Maintenance                                             3,458           3,409           3,230          3,165         3,026
Data Processing Expense                                  4,789           4,654           4,347          4,155         4,270
Stationery and Supplies                                  1,486           1,396           1,505          1,450         1,249
Business Development and Advertising                     4,069           3,266           4,283          3,962         3,787
FDIC Expense                                               817             830             831            810           840
Other                                                   16,084          16,908          18,459         15,913        14,909
                                                       -------         -------        --------        -------       -------
Noninterest Expense, Excluding Merger,
 Integration and Other One-Time
 Charges                                                72,859          71,574          70,020         68,348        66,792

Merger, Integration and Other One-Time
 Charges                                                    --              --          51,622             --            --
                                                       -------         -------        --------        -------       -------
Total Noninterest Expense                              $72,859         $71,574        $121,642        $68,348       $66,792
---------------------------------------------------------------------------------------------------------------------------

SECOND QUARTER 1998 COMPARED TO FIRST QUARTER 1998

Total noninterest expense increased $1.6 million, or 2.2% in the second quarter of 1998 compared to the first quarter of 1998. Increases in salaries and employee benefits, net occupancy expense, equipment rentals, depreciation and maintenance and data processing expense were partially offset by decreases in stationery and supplies, business development and advertising, FDIC expense and other expenses.

Salaries and employee benefit expenses increased $1.2 million, or 1.9% when compared to the first quarter of 1998. Salary expense accounted for the entire increase. Increases are attributable to overtime, temporary help, an extra day of pay in the quarter, contractual earn-outs, incremental commissions paid to sales driven positions, and the reflection of continued centralization of support staff.

Business development and advertising increased $803,000, or 24.6% in the second quarter of 1998 compared to the first quarter. The increase was primarily a result of reduced marketing initiatives in the first quarter.

Other miscellaneous expense, from various sources, decreased by $824,000, or 4.9% compared to the first quarter of 1998. The decrease was a result of lower consulting costs and lower miscellaneous expense accruals offset by higher mortgage servicing rights amortization and higher legal and professional fees.

YTD SECOND QUARTER 1998 COMPARED TO YTD SECOND QUARTER 1997

Total noninterest expense increased $10.8 million, or 8.1% in the first six months of 1998 compared to the same period last year. Increases in salaries and employee benefits, equipment rentals, depreciation and maintenance, data processing expense and others were partially offset by decreases in net occupancy and business development and advertising.

Salaries and employee benefit expenses increased $6.2 million, or 9.3% when compared to the first six months of 1997. Total salary related expenses increased $5.2 million, or 9.9% in the first six months while fringe benefit related expenses increased $1.0 million, or 7.1%. Salary expense is up primarily as a result of base merit increases (approximately $3.0 million), variable pay (commissions/incentives up $1.8 million), transitional overlapping positions as support functions are centralized, and new positions added at the parent and other affiliates. Fringe benefit expenses increased due to higher health insurance expense (up $293,000), profit sharing expense (up $407,000), social security expense (up $409,000) and pension expense (up $270,000).

Net occupancy expense decreased $633,000, or 5.8% in the first six months of 1998 compared to the first six months of 1997. All categories of occupancy expense have contributed to the decline.

Equipment rentals, depreciation and maintenance increased $662,000 or 10.7% over the first six months of 1997. This increase was primarily attributable to higher levels of depreciation on computer equipment (up $948,000) offset by lower levels of depreciation on furniture and other equipment (down $329,000).

Data processing increased $1.0 million, or 12.4%, compared to the first six months of 1997. This increase is primarily due to increases in the base contract processing costs and additional systems engineer hours.

Business development and advertising decreased $356,000, or 4.6% in the first six months of 1998 compared to the same period last year. The favorable variance was primarily due to the savings from reduced direct mail costs resulting, in part, from the merger with First Financial Corporation.

Other miscellaneous expense, from various sources, increased by $3.5 million, or 12.0% compared to the first six months of 1997. This increase was primarily due to increased mortgage servicing rights amortization, increased placement/relocation/moving expenses, and increased consultant fees.

                                              Expense Control
                                             Quarterly Trends
----------------------------------------------------------------------------------------------------------
                                                  2nd Qtr.    1st Qtr.    4th Qtr.    3rd Qtr.    2nd Qtr.
                                                    1998        1998        1997        1997        1997
----------------------------------------------------------------------------------------------------------
Efficiency Ratio - Quarter                         52.17%      54.10%      53.08%      52.78%      53.05%
Efficiency Ratio - Year                            53.11%      54.10%      53.33%      53.43%      53.76%

Expense Ratio - Quarter                             1.13%       1.41%       1.37%       1.40%       1.47%
Expense Ratio - Year                                1.27%       1.41%       1.45%       1.48%       1.53%
----------------------------------------------------------------------------------------------------------

INCOME TAXES

The effective tax rate for the second quarter of 1998 remained stable at 34.41%, down from both the 35.22% in the second quarter of 1997 and the 35.86% in the fourth quarter of 1997.

                                        Income Tax Expense
                                         Quarterly Trends
                                          (In Thousands)
-------------------------------------------------------------------------------------------------
                                        2nd Qtr.    1st Qtr.     4th Qtr.    3rd Qtr.    2nd Qtr.
                                          1998        1998         1997        1997        1997
-------------------------------------------------------------------------------------------------
Operating Income Before Taxes            $62,519     $60,759    $  56,151     $56,859     $54,771
                                         -------     -------    ---------     -------     -------

Merger, Integration and Other
  One-Time Charges Before
  Taxes                                       --          --     (103,713)         --          --
                                         -------     -------    ---------     -------     -------

State Tax Expense - Operating            $ 1,401     $ 1,747    $   1,478     $ 1,836     $ 1,676
Federal Tax Expense - Operating           20,114      19,152       18,655      18,201      17,615
                                         -------     -------    ---------     -------     -------
Total Income Tax Expense -               $21,515     $20,899    $  20,133     $20,037     $19,291
  Operating
Federal Tax - Merger, Integration
and Other
  One-Time Charges                            --          --      (13,893)         --          --
                                         -------     -------    ---------     -------     -------
Total Income Tax Expense                 $21,515     $20,899    $   6,240     $20,037     $19,291
                                         =======     =======    =========     =======     =======

Effective Tax Rate                         34.41%      34.40%       35.86%      35.24%      35.22%
                                         =======     =======    =========     =======     =======
-------------------------------------------------------------------------------------------------

BALANCE SHEET

JUNE 30, 1998 COMPARED TO JUNE 30, 1997

During the past twelve months, total assets increased $30 million, or 0.3%. Loans (including loans held for sale) increased $300 million, or 4.3%. The loan growth was all in commercial and other loans (up $404 million or 17.7%) and loans held for sale (up $44 million, or 104.5%). Real estate and consumer loans decreased from June 30, 1997 ($100 million or 2.7% and $48 million or 5.2%, respectively). A sale of an affinity credit card portfolio, $24 million of outstanding balances, in the second quarter of 1998 contributed to the decline in consumer loans. The loan growth was funded with an increase in interest-bearing deposits of $233 million, a decrease in investments of $243 and $165 million increase in net free funds offset by a $341 million decrease in wholesale funding. The $233 million increase in interest-bearing deposits reflects a $40 million decrease in outstanding brokered CDs offset by an increase of $273 million in retail interest-bearing deposits.

JUNE 30, 1998 COMPARED TO DECEMBER 31, 1997

During the first six months of 1998, total assets decreased by $130 million, or 2.4% on an annualized basis. Loans (including loans held for sale) increased $107 million, or 3.0% on an annualized basis. The loan growth was all in commercial (up $232 million, or 19.0% on an annualized basis). Real estate and consumer loans decreased from December 31, 1997 ($46 million, or 2.5% and $53
million, or 11.3% on an annualized basis, respectively).   A sale of an affinity
credit card portfolio, $24 million of outstanding balances, in the second quarter of 1998 contributed to the decline in consumer loans. Loans held for resale also declined by $27 million, or 48.0% on an annualized basis. The loan growth was funded with a $214 million reduction of investments and short-term investments and a $166 million increase of interest-bearing deposits offset by a $15 million decrease in net free funds and a $258 million decrease in wholesale funding. The $166 million increase in interest-bearing deposits reflects a $7 million increase in outstanding brokered CDs and an increase of $159 million in retail interest-bearing deposits.

JUNE 30, 1998 COMPARED TO MARCH 31, 1998

During the second quarter of 1998, total assets decreased by $131 million, or 4.9% on an annualized basis. Loans, including loans held for sale, increased $28 million, or 1.6% on an annualized basis. The loan growth was all in commercial and other loans (up $75 million, or 11.6% on an annualized basis). Loans held for sale and consumer loans decreased from March 31, 1998 ($15 million, or 59.0% and $35 million, or 15.1% on an annualized basis, respectively). The loan growth was funded with a $152 million reduction of investments and short-term investments and a $34 million increase in net free funds offset by a $41 million decrease in interest-bearing deposits and a $117 million decrease in wholesale funding. The $41 million decrease in interest-bearing deposits reflects a $5 million decrease in outstanding brokered CDs and a decrease of $36 million in retail interest-bearing deposits.

LIQUIDITY

Liquidity refers to the ability of the Corporation to generate adequate amounts of cash to meet the Corporation's needs for cash. The subsidiary banks and the parent company of the Corporation have different liquidity considerations.

Banking subsidiaries meet their cash flow requirements by having funds available to satisfy customer credit needs as well as having available funds to satisfy deposit withdrawal requests. Liquidity at banking subsidiaries is derived from deposit growth, money market assets, maturing loans, the maturity of securities, access to other funding sources and markets, and a strong capital position.

Deposit growth is the primary source of liquidity at the banking subsidiaries. Interest-bearing deposits increased $165.6 million, while noninterest-bearing deposits fell $62.6 million from the seasonally high year-end balance.

As of June 30, 1998, the securities portfolio contained $371.2 million at amortized cost of U.S. Treasury and federal agency securities available for sale, representing 13.9% of the total securities portfolio. These government securities are highly marketable and had a market value equal to 100.5% of amortized cost at quarter end.

Money market investments, consisting of federal funds sold, securities purchased under agreements to resell, and interest-bearing deposits in other financial institutions, averaged $63.6 million in the second quarter of 1998 compared to $37.0 million during the same period in 1997. Being short-term and liquid by nature, money market investments generally provide a lower yield than other earning assets. The Corporation has a strategy of maintaining a sufficient level of liquidity to accommodate fluctuations in funding sources and will periodically take advantage of specific opportunities to temporarily invest excess funds at narrower than normal rate spreads while still generating additional net interest income. At June 30, 1998, the Corporation had $23.1 million outstanding in short-term money market investments, serving as an essential source of liquidity. The amount at quarter end represents .2% of total assets compared to .1% at December 31, 1997.

Short-term borrowings totaled $1.1 billion at June 30, 1998, compared with $1.3 billion at the end of 1997. Within the classification of short-term borrowings are federal funds purchased, securities sold under agreements to repurchase and FHLB advances with a remaining maturity of less than one year. Federal funds are purchased from a sizable network of correspondent banks while securities sold under agreements to repurchase are obtained from a base of individual, business and public entity customers. FHLB advances with a remaining maturity of greater than one year are included in long-term borrowings.

Deposit growth will continue to be the primary source of bank subsidiary liquidity on a long-term basis, along with stable earnings, the resulting cash generated by operating activities and strong capital positions. Shorter-term liquidity needs will mainly be derived from growth in short-term borrowings, maturing securities and money market assets, loan maturities and access to other funding sources.

Liquidity is also necessary at the parent company level. The parent company's primary sources of funds are dividends and service fees from subsidiaries, borrowings and proceeds from the issuance of equity. The parent company manages its liquidity position to provide the funds necessary to pay dividends to shareholders, service debt, invest in subsidiaries and satisfy other operating requirements. Dividends received from subsidiaries totaled $38.6 million in the first six months of 1998 and will continue to be the parent's main source of long-term liquidity.

At June 30, 1998, the parent company had $150 million of established lines of credit with non-affiliated banks, of which $78 million was in use for nonbank affiliates.

The Corporation's long-term debt to equity ratio at June 30, 1998, was 3.2%, compared to 1.9% at December 31, 1997. This increase is primarily attributable to an increase in outstanding long-term FHLB advances.

Management believes that, in the current economic environment, the Corporation's subsidiaries and parent company liquidity positions are adequate. There are no known trends nor any known demands, commitments, events or uncertainties that will result or are reasonably likely to result in a material increase or decrease in the Corporation's liquidity.

CAPITAL

Stockholders' equity at June 30, 1998, increased $53.6 million, or 6.6% since December 31, 1997. This increase was composed of $51.5 million of retained earnings, $9.4 million from option exercises and a $5.7 million increase in the unrealized gain on available for sale securities, reduced by $13.0 million from treasury stock purchases. Equity to assets at June 30, 1998 increased to 8.21%, with the Tier 1 leverage ratio climbing to 7.62%.

Cash dividends of $0.232 were paid in the second quarter of 1998, representing a payout ratio of 35.69% for the quarter.

                                              Capital
                                          Quarterly Trends
                                           (In Thousands)
---------------------------------------------------------------------------------------------------
                                           2nd Qtr.    1st Qtr.    4th Qtr.    3rd Qtr.    2nd Qtr.
                                             1998        1998        1997        1997        1997
---------------------------------------------------------------------------------------------------
Stockholders' Equity                       $867,286    $836,826    $813,693    $874,027    $842,561
Average Equity to Average Assets               8.06%       7.83%       8.15%       8.08%       7.95%
Equity to Assets - Period End                  8.21%       7.83%       7.61%       8.16%       8.00%
Tier 1 Capital to Risk Weighted
 Assets - Period End                          12.14%      10.89%      10.61%      12.45%      12.21%
Total Capital to Risk Weighted
 Assets - Period End                          13.37%      12.14%      11.86%      13.49%      13.26%
Tier 1 Leverage Ratio - Period End             7.63%       7.34%       7.10%       7.77%       7.72%
Market Value Per Share - Period End        $  37.63    $  43.16    $  44.09    $  36.05    $  31.59
Book Value Per Share - Period End          $  13.70    $  13.24    $  12.92    $  13.91    $  13.44
Market Value Per Share to Book Value
 Per Share                                      275%        326%        341%        259%        235%

Dividends Per Share - This Quarter         $  0.232    $  0.232    $  0.232    $  0.232    $  0.232
Dividends Per Share - Year to Date         $  0.464    $  0.232    $  0.889    $  0.657    $  0.425

Basic Operating Earnings Per
 Share - This Quarter                      $   0.65    $   0.63    $   0.57    $   0.59    $   0.57
Basic Operating Earnings Per
 Share - Year to Date                      $   1.28    $   0.63    $   2.26    $   1.69    $   1.12

Dividend Payout Ratio - This Quarter          35.69%      36.83%      40.70%      39.32%      40.70%
Dividend Payout Ratio - Year to Date          36.25%      36.83%      39.34%      38.88%      37.95%
---------------------------------------------------------------------------------------------------

The adequacy of the Corporation's capital is regularly reviewed to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. The assessment of overall capital adequacy depends on a variety of factors, including asset quality, liquidity, stability of earnings, changing competitive forces, economic conditions in markets served and strength of management.

As of June 30, 1998, the Corporation's tier 1 risk-based capital ratio, total risk-based capital (tier 1 and tier 2) ratio and tier 1 leverage ratio were well in excess of regulatory minimums. Management of the Corporation expects to continue to exceed the minimum standards in the future.

Similar capital guidelines are also required of the individual banking subsidiaries of the Corporation. As of June 30, 1998, each banking subsidiary exceeded the minimum ratios for tier 1 capital, total capital and the tier 1 leverage ratio.

Management actively reviews capital strategies for the Corporation and each of its subsidiaries to ensure that capital levels are appropriate based on the perceived business risks, future growth opportunities, industry standards and regulatory requirements.

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

PERFORMANCE SUMMARY

The following management's discussion and analysis will focus upon "operating earnings" of the Corporation for the past three years. To arrive at operating earnings, reported results for these periods were adjusted by the following:

 . 1997 operating earnings exclude the merger, integration and other one-time charges recorded by the Corporation in conjunction with the merger of FFC of $103.7 million, or $89.8 million after-tax. This pre-tax charge includes a $35.3 million adjustment to securities for other than temporary impairment of value, $16.8 million of conforming provision for loan losses, and $51.6 million of merger, integration and other one-time charges. The $51.6 million of merger, integration and other one-time charges includes $12.6 million for employee and director severance and contract costs, $20.2 million for costs associated with elimination of duplicative facilities, computer systems, software and integration, and $11.2 million for investment banking, legal and accounting fees and $7.7 million for other one-time charges. These charges reduced basic earnings per share by $1.43 and diluted earnings per share by $1.40.

 . 1996 operating earnings exclude a one-time pre-tax charge of $28.8 million associated with the recapitalization of the Savings Association Insurance Fund and a one-time pre-tax charge of $4.2 million relating to a change in accounting for the amortization of goodwill and other intangible assets and an extraordinary after-tax charge of $686,000 resulting from the costs associated with the early redemption of subordinated notes (all recorded at FFC). These charges, $22.7 million after-tax, reduced basic earnings per share by $0.35 and diluted earnings per share by $0.34.

 . 1995 operating earnings exclude a one-time pre-tax charge of $6.5 million relating to acquisition-related expenses incurred relative to the acquisition of FirstRock Bancorp, Inc. by FFC. The $6.5 million of merger, integration and other one-time charges include $3.8 million for employee and director severance and contract costs, $740,000 for costs associated with duplicative facilities, computer systems, software and integration, $1.0 million for investment banking, legal and accounting fees and $870,000 for other charges. These charges, $4.0 million after-tax, reduced basic earnings per share by $0.06 and diluted earnings per share by $0.06.

Performance ratios for these periods are also calculated excluding these items.

The Corporation achieved record operating earnings in 1997. Operating net income grew to $142.2 million, a 9.6% increase over the $129.7 million earned in 1996. This follows an 11.7% increase over operating net income of $116.0 million in 1995.

Basic operating net income per share increased to $2.26 per share in 1997 compared to $2.05 and $1.89 per share in 1996 and 1995, respectively. The 10.5% increase over 1996 basic operating earnings per share followed an 8.5% increase in 1996 over 1995. On a diluted operating earnings per share basis, the Corporation recorded $2.22 per share in 1997, compared to $2.02 and $1.86 per share in 1996 and 1995, respectively.

The presentation of basic and diluted earnings per share on the consolidated statements of income is in accordance with the Corporation's adoption of Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share." Under the provisions of SFAS No. 128, primary and fully diluted earnings per share reporting were replaced with basic and diluted earnings per share.

The improvement in the Corporation's 1997 operating net income was led by a $20.6 million increase in fully-taxable equivalent ("FTE") net interest income. Growth in earning assets of $762 million more than offset a 10 basis point decline in the net interest margin. FTE interest income increased $56.3 million while interest expense increased $35.7 million.

Provision for loan losses (excluding the merger-related charges) increased to $14.9 million compared to $13.7 million in 1996. The higher provision was in response to higher volumes of loans in 1997. Net charge-offs decreased to $11.4 million in 1997 compared to $14.0 million in 1996 as the Corporation recorded lower levels of commercial and installment loans to individuals charge-offs.

Noninterest income (excluding securities gains and losses) increased to $128.8 million in 1997 over the $127.5 million recorded in 1996. 1996 noninterest income includes a $11.2 million gain on the sale of credit card loans recorded by FFC. The Corporation recorded increases in trust service fees, service charges on deposit accounts, mortgage banking income, loan fees and retail commission income.

Noninterest expense (excluding merger, integration and other one-time charges) increased 4.5%, or $11.8 million to $272.0 million in 1997. Increases in salaries and employee benefits, business development and advertising, data processing, and other expenses were offset by a decrease in FDIC premiums.

Return on average assets increased in 1997 to 1.37% compared to 1.34% in 1996. Return on average equity increased to 16.93% in 1997 compared to 16.64% in 1996. The Corporation's efficiency ratio remained stable, increasing to 53.33% in 1997 compared to 53.31% in 1996.

Cash dividends paid in 1997 increased by 16.8% to $0.89 per share over the $0.76 per share paid in 1996. This followed a 17.3% increase in 1996 dividends per share over the $0.65 per share paid in 1995.

All share and per share information has been restated to reflect the 6-for-5 stock split declared January 22, 1997, effected in the form of a 20% stock dividend, paid to shareholders on March 17, 1997, and the 5-for-4 stock split effected in the form of a 25% stock dividend, paid to shareholders on June 12, 1998.

BUSINESS COMBINATIONS

On October 29, 1997 the Corporation merged with FFC, parent company of the $6.0 billion FFB. FFB has 128 locations throughout Wisconsin and Illinois. In conjunction with this acquisition, the Corporation issued 34.8 million shares of common stock. This transaction was accounted for as a pooling of interests.
All consolidated financial information was restated as if the transaction had been effected as of the beginning of the earliest reporting period. FFC's product mix is primarily retail, with a concentration of real-estate mortgage products (both traditional mortgage products and home equity loans), credit card and student loans funded primarily with retail interest-bearing deposits. Throughout the management's discussion and analysis, the impact of combining FFC's balance sheet with the more traditional commercial banking balance sheet of the Corporation is presented and discussed.

On February 21, 1997, the Corporation completed its merger with Centra Financial, Inc., whose principal subsidiary is the $76 million asset Central Bank of West Allis. The number of shares issued totaled 517,956. The transaction was accounted for as a pooling of interests. However, the transaction was not material to prior years' reported operating results and, accordingly, previously reported results were not restated. The bank was subsequently renamed Associated Bank West Allis.

In April 1996, the Corporation completed the acquisition of Greater Columbia Bancshares, Inc., parent company of the $211 million asset The First National Bank of Portage. This acquisition was accounted for using the pooling-of-interests method. All consolidated financial information was restated as if the transaction had been effected as of the beginning of the earliest reporting period. The bank was subsequently renamed Associated Bank Portage, National Association.

The Corporation also completed two other acquisitions in 1996 that were accounted for using the pooling-of-interests method. However, neither transaction was material to prior years' reported operating results and, accordingly, previously reported prior years' results were not restated. In March 1996, the Corporation completed the acquisition of SBL Capital Bancshares, Inc., parent company of the $68 million asset The State Bank of Lodi. In July 1996, the Corporation completed the acquisition of the $139 million asset F&M Bankshares of Reedsburg, Inc., parent company of Farmers & Merchants Bank. The banks were renamed Associated Bank Lodi and Associated Bank Reedsburg, respectively.

In August 1995, the Corporation acquired GN Bancorp, Inc., parent company of the $130 million asset Gladstone-Norwood Trust & Savings Bank in northwest Chicago in a stock for stock merger transaction. The GN Bancorp acquisition was accounted for as a pooling of interests. All consolidated financial information was restated as if the transaction had been effected as of the beginning of the earliest reporting period. The bank was subsequently renamed Associated Bank Gladstone-Norwood. Additionally on July 31, 1996, the Corporation completed the cash acquisition of Mid-America National Bancorp Inc., parent company of the $39 million Mid-America National Bank of Chicago. Mid-America National Bank was subsequently merged into Associated Bank Chicago. This transaction was accounted for as a purchase, and accordingly, the consolidated financial statements include the results of operations since the date of acquisition.

In July 1995, the Corporation completed the cash acquisition of Great Northern Mortgage Company, subsequently renamed Associated Great Northern Mortgage Company, a privately owned mortgage company in suburban Chicago. The mortgage company acquisition provided approximately $535 million in mortgage servicing as well as expanding the Corporation's mortgage loan capabilities in Chicago and northeast Illinois. The acquisition was accounted for as a purchase, and accordingly, the consolidated financial statements include the results of operations since the date of acquisition.

In February 1995, FFC acquired FirstRock Bancorp, Inc. ("FirstRock") of Rockford, Illinois in a stock-for-stock merger. Upon closing, FirstRock's subsidiary, First Federal Savings Bank, FSB was merged into FFB with First Federal's six offices operating as branch banking offices of FFB. FirstRock was merged into FFC. The transaction was accounted for using the pooling-of-interests method. All consolidated financial information was restated as if the transaction had been effected as of the beginning of the earliest reporting period.

NET INTEREST INCOME

Net interest income continues to be the largest component of the Corporation's operating income (net interest income plus noninterest income), accounting for 74.1% of 1997 total operating income, compared to 75.3% and 76.2% in 1996 and 1995, respectively. Net interest income represents the difference between interest earned on loans, securities and other earning assets, and the interest expense associated with the deposits and borrowings that fund them. Interest rate fluctuations together with changes in volume and types of earning assets and interest-bearing liabilities combine to affect total net interest income. The remainder of this analysis discusses net interest income on an FTE basis in order to provide comparability among the types of interest earned.

FTE net interest income reached $381.3 million in 1997, an increase of 5.7% over the 1996 level of $360.6 million. This increase follows a $19.9 million, or 5.8% increase in 1996 over the $340.8 million recorded in 1995. The net interest margin, or FTE net interest income as a percent of total average earning assets, decreased to 3.85% in 1997, down from 3.95% in 1996 and 1995. Strong growth in earning assets more than offset the 10 basis point decline in the net interest margin, creating the increase in net interest income in 1997. The $19.9 million increase in 1996 over 1995 was a result of earning assets increasing by $505 million while the net interest margin remained stable.

TABLE 2: AVERAGE BALANCES AND INTEREST RATES (INCOME AND RATES ON A TAX-EQUIVALENT BASIS)

                                                            Years Ended December 31,
                                 ---------------------------------------------------------------------------------
                                                 1997                                       1996
                                 ---------------------------------------------------------------------------------
                                 Average                     Average        Average                  Average
                                 Balance      Interest        Rate          Balance      Interest     Rate
                                 ---------------------------------------------------------------------------------
ASSETS                                                         (In Thousands)
Earning assets:
Loans, net of unearned
 income(1)(2)(3)                 $ 6,962,820    $592,984           8.52%        $6,586,639    $564,576      8.57%
Investment securities:
  Taxable                          2,725,566     184,231           6.76          2,345,489     156,967      6.69
  Tax exempt (1)                     180,382      13,925           7.72            178,268      13,322      7.47
Interest-bearing deposits
 in other financial institutions      14,428         779           5.40              5,188         437      8.43
Federal funds sold and
 securities purchased
 under agreements to resell           16,237         999           6.15             21,750       1,267      5.83
                                 ---------------------------------------------------------------------------------
Total earning assets             $ 9,899,433    $792,918           8.01%        $9,137,334    $736,569      8.06%
                                 ---------------------------------------------------------------------------------
Allowance for possible
 loan losses                         (73,748)                                      (72,168)
Cash and due from banks              229,994                                       246,509
Other assets                         339,936                                       331,982
                                 ---------------------------------------------------------------------------------
Total Assets                     $10,395,615                                    $9,643,657
                                 =================================================================================
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Interest-bearing
 liabilities:
  Savings deposits               $ 1,073,244      24,396           2.27%        $1,121,531    $ 27,501      2.45%
  NOW deposits                       712,458      11,905           1.67            673,106      11,397      1.69
  Money market deposits              902,186      34,054           3.77            799,795      28,229      3.53
  Time deposits                    4,692,333     267,088           5.69          4,486,355     253,788      5.66
Federal funds purchased
 and securities sold
 under agreements to
 repurchase                          538,097      29,046           5.40            444,676      22,976      5.17
Other short-term
 borrowings                          749,803      43,463           5.80            484,266      29,208      6.03
Long-term borrowings                  26,929       1,685           6.26             44,799       2,824      6.30
                                 ---------------------------------------------------------------------------------
Total interest-bearing
 liabilities                     $ 8,695,050     411,637           4.73%        $8,054,528    $375,923      4.67%
                                 ---------------------------------------------------------------------------------
Demand deposits                      741,790                                       697,470
Accrued expenses and
 other liabilities                   118,916                                       116,479
Stockholders' equity                 839,859                                       775,180
                                 ---------------------------------------------------------------------------------
Total liabilities and
 stockholders' equity            $10,395,615                                    $9,643,657
                                 =================================================================================
Net interest income and
 rate spread(1)                                 $381,281           3.28%                      $360,646      3.39%
Net yield on earning
 assets(1)                                                         3.85%                                    3.95%
                                 =================================================================================

                                        Year Ended December 31,
                                 ---------------------------------------
                                                  1995
                                 ---------------------------------------
                                 Average                        Average
                                 Balance       Interest          Rate
                                 ---------------------------------------
ASSETS
Earning assets:
Loans, net of unearned
 income(1)(2)(3)                 $6,157,655    $535,168            8.69%
Investment securities:
  Taxable                         2,272,696     151,983            6.69
  Tax exempt (1)                    148,683      11,114            7.47
Interest-bearing deposits
 in other financial institutions     11,413         596            5.22
Federal funds sold and
 securities purchased
 under agreements to resell          41,660       2,426            5.82
                                 ---------------------------------------
Total earning assets             $8,632,107    $701,287            8.12%
                                 ---------------------------------------
Allowance for possible
 loan losses                        (68,180)
Cash and due from banks             235,445
Other assets                        324,609
                                 ---------------------------------------
Total Assets                     $9,123,981
                                 =======================================
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Interest-bearing
 liabilities:
  Savings deposits               $1,146,282     $30,723            2.68%
  NOW deposits                      603,734      10,405            1.72
  Money market deposits             697,128      24,624            3.53
  Time deposits                   4,296,466     237,331            5.52
Federal funds purchased
 and securities sold
 under agreements to
 repurchase                         521,164      29,215            5.61
Other short-term
 borrowings                         370,331      25,890            6.99
Long-term borrowings                 32,445       2,311            7.12
                                 ---------------------------------------
Total interest-bearing
 liabilities                     $7,667,550    $360,499            4.70%
                                 ---------------------------------------
Demand deposits                     665,799
Accrued expenses and
 other liabilities                  116,264
Stockholders' equity                674,368
                                 ---------------------------------------
Total liabilities and
 stockholders' equity            $9,123,981
                                 =======================================
Net interest income and
 rate spread(1)                                $340,788            3.42%
Net yield on earning
 assets(1)                                                         3.95%
                                 =======================================

(1) The yield on tax exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 35% for all periods presented and is net of the effects of certain disallowed interest deductions.
(2)  Nonaccrual loans have been included in the average balances.
(3)  Interest income includes net loan fees.

Total average loans outstanding grew from $6.6 billion to $7.0 billion in 1997, an increase of 5.7%. This followed the 7.0% growth from 1995 to 1996. Investment securities increased to $2.9 billion in 1997, up from $2.5 billion in 1996 and $2.4 billion in 1995. The composition of the Corporation's earning assets has changed significantly in 1997 in conjunction with the merger with FFC. A larger portion of earning assets is now comprised of taxable investment securities. The yield on taxable investment securities in 1997 was 176 basis points lower than the yield on loans. Historically, the Corporation had approximately 21.3% of its earning assets in investment securities compared to 29.4% in 1997. The Corporation's funding mix was also significantly impacted by the merger with FFC. In prior years, the Corporation depended heavily upon net free funds (difference between earning assets and interest-bearing liabilities) as a funding source. Historically, the Corporation has funded approximately 18% of its earning asset base with interest free net free funds. FFC relied heavily upon certificates of deposit and wholesale funds to fund its earning asset base. In 1997, 12.2% of the Corporation's earning asset base was funded by interest free net free funds. The combination of a higher mix of lower yielding investment securities and lower levels of interest free net free funds has caused the Corporation's net interest margin, as reported historically, to decline by approximately 58 basis points.

In 1997 the Corporation's net interest margin decreased to 3.85%, compared to 3.95% in 1996 and 1995. The interest rate spread, or difference between the yield on earning assets and the rate on interest-bearing liabilities, decreased 11 basis points in 1997. The yield on earning assets decreased by 5 basis points while the rate on interest-bearing liabilities increased by 6 basis points. The contribution from net free funds increased by 1 basis point. Combined, these factors decreased the net interest margin by 10 basis points in 1997.

TABLE 3:  RATE/VOLUME ANALYSIS(1)

                                                 1997 Compared to 1996                        1996 Compared to 1995
                                               Increase (Decrease) Due to                   Increase (Decrease) Due to
                                        --------------------------------------------------------------------------------------------

                                          Volume        Rate          Net                 Volume         Rate             Net
                                        --------------------------------------------------------------------------------------------

                                                                           (In Thousands)
Interest income:
Loans, net of unearned income(2)         $32,058      $(3,650)      $28,408              $36,855       $(7,447)          $29,408
Investment securities:
  Taxable                                 25,676        1,588        27,264                4,871           113             4,984
  Tax-exempt(2)                              159          444           603                2,211            (3)            2,208
Interest-bearing deposits in other
 financial institutions                      547         (205)          342                 (419)          260              (159)
Federal funds sold and securities
 purchased under agreements to resell       (337)          69          (268)              (1,159)           --            (1,159)
                                         ------------------------------------------------------------------------------------------
Total earning assets(2)                  $58,103      $(1,754)      $56,349              $42,359       $(7,077)          $35,282
                                         ------------------------------------------------------------------------------------------
Interest expense:
  Savings deposits                       $(1,152)     $(1,953)      $(3,105)            $  (652)       $(2,570)          $(3,222)
  NOW deposits                               659         (151)          508               1,177           (186)              992
  Money market deposits                    3,777        2,048         5,825               3,623            (18)            3,605
Time deposits                             11,754        1,546        13,300               8,361          8,096            16,457
Federal funds purchased and securities
 sold under agreements to repurchase       5,005        1,065         6,070              (4,069)        (2,170)           (6,239)
Other short-term borrowings               15,433       (1,178)       14,255               7,210         (3,892)            3,318
Long-term borrowings                      (1,118)         (21)       (1,139)                802           (289)              513
                                         ------------------------------------------------------------------------------------------
Total interest-bearing liabilities       $34,358      $ 1,356       $35,714             $16,453        $(1,029)          $15,424
                                         ------------------------------------------------------------------------------------------
Net interest income(2)                   $23,745      $(3,110)      $20,635             $25,906        $(6,048)          $19,858
                                         ------------------------------------------------------------------------------------------

(1) The change in interest due to both rate and volume has been allocated in proportion to the relationship to the dollar amounts of the change in each.
(2) The yield on tax-exempt loans and securities is computed on an FTE basis using a tax rate of 35% for all periods presented and is net of the effects of certain disallowed interest deductions.


The Corporation's reported increase in FTE net interest income in 1997 was primarily driven by larger volumes of earning assets. Net of related funding costs, this growth increased FTE net interest income by $23.7 million. This increase was tempered by a negative impact from interest rates. FTE interest income from earning assets declined $1.8 million due to the change in rates while interest expense increased $1.3 million due to the change in rates combining to decrease net interest income by $3.1 million. This negative impact from change in interest rates combined with the growth in the balance sheet caused FTE net interest income to increase by $20.6 million in 1997.

The FTE net interest income reported in 1996 increased by $19.9 million over 1995. This increase was also primarily driven by larger volumes of earning assets. Higher volumes of earning assets, net of related funding costs increased FTE net interest income by $25.9 million. This increase was offset by a negative impact from the change in interest rates of $6.0 million.

The Corporation's total cost of funds increased by 6 basis points in 1997, after decreasing by 3 basis points in 1996. This increase was attributable to a higher dependence upon wholesale funding in 1997. Retail interest-bearing deposits as a percent of total interest-bearing liabilities decreased to 84.9% in 1997 from 87.9% in 1996 and 1995. The rate on total retail interest-bearing deposits increased to 4.57% in 1997, up from 4.53% in 1996 and 4.49% in 1995. The cost of total wholesale funds decreased slightly in 1997 to 5.64%, down from 5.65% in 1996 and 6.21% in 1995. As funding shifted to a higher reliance on wholesale funding in 1997, costing 107 basis points more, the Corporation's total cost of funding increased by 6 basis points.

TABLE 4:  INTEREST RATE SPREAD AND INTEREST MARGIN (ON A TAX-EQUIVALENT BASIS)

                                                           1997 Average                          1996 Average
                                            ------------------------------------------------------------------------------
                                                             % of Earning                          % of Earning
                                                                Assets                                Assets
                                                Balance                       Rate     Balance                      Rate
                                            ------------------------------------------------------------------------------
                                                                              (In Thousands)
                                            ------------------------------------------------------------------------------
Earning assets                                 $9,899,433           100.0%    8.01%   $9,137,334          100.0%    8.06%
                                            ------------------------------------------------------------------------------
Financed by:
 Interest-bearing funds                        $8,695,050            87.8%    4.73%   $8,054,528           88.1%    4.67%
 Noninterest-bearing funds                      1,204,383            12.2%             1,082,806           11.9%
                                            ------------------------------------------------------------------------------
Total funds sources                            $9,899,433           100.0%    4.16%   $9,137,334          100.0%    4.12%
                                            ==============================================================================
Interest rate spread                                                          3.28%                                 3.39%
Contribution from net
 free funds                                                                    .57%                                  .56%
Net interest margin                                                           3.85%                                 3.95%
                                            ==============================================================================
Average prime rate*                                                           8.44%                                 8.27%
Average fed funds rate*                                                       5.46%                                 5.30%
Average spread                                                                298BP                                 297BP

                                                          1995 Average
                                             ---------------------------------------------
                                                                % of
                                                               Earning
                                              Balance          Assets           Rate
                                             ---------------------------------------------
                                                            (In Thousands)
Earning assets                                 $8,632,107      100.0%          8.12%
                                             ---------------------------------------------
Financed by:
 Interest-bearing funds                        $7,667,550      88.8%           4.70%
 Noninterest-bearing funds                        964,557      11.2%
Total funds sources                            $8,632,107     100.0%           4.17%
                                             =============================================
Interest rate spread                                                           3.42%
Contribution from net
 free funds                                                                     .53%
Net interest margin                                                            3.95%
                                             =============================================
Average prime rate*                                                            8.83%
Average fed funds rate*                                                        5.84%
Average spread                                                                 299BP
*Source:  Federal Reserve Statistics

The Corporation continued to experience a narrowing of loan spreads in 1997. The yield on total loans decreased by 5 basis points, after decreasing 12 basis points in 1996. Total loans represent 70.3% of total earning assets in 197, down from 72.1% in 1996 and 71.3% in 1995. A change in the total yield on the loan portfolio will have the largest impact on total net interest income. A benchmark measurement of loan capacity is the loan to deposits (including demand) ratio. This ratio increased to 85.7% in 1997, up from 84.7% in 1996 and 83.1% in 1995. This indicates the capacity of the Corporation to accelerate loan growth and replace lower yielding investments as they mature without placing undue pressure upon retail deposit generation. The growth of net free funds (the difference between earning assets and interest-bearing liabilities, or the amount of funding that does not have a specific interest cost associated with them), and the subsequent contribution from these funds, increased in 1997. Net free funds balances grew at a rate of 11.2%, faster than the 8.3% growth of earning assets. The higher percentage of funding provided by net free funds coupled with the higher value placed on them (cost of total interest-bearing liabilities) helped offset the decline in the interest rate spread.

TABLE 5:  SELECTED AVERAGE BALANCES

                                                               % of Total                         % of Total        % of $
                                                    1997         Assets          1996               Assets          Change
                                             -----------------------------------------------------------------------------------
                                                                             (In Thousands)
ASSETS
Loans, net of unearned income                $ 6,962,820         67.0%         $6,586,639          68.3%               5.7%
Investment securities
  Taxable                                      2,725,566         26.2           2,345,489          24.3               16.2
  Tax-exempt                                     180,382          1.7             178,268           1.8                1.2
Interest-bearing deposits in other
 financial institutions                           14,428          0.1               5,188           0.1              178.1
Federal funds sold and securities
 purchased under agreements to resell             16,237          0.2              21,750           0.2              (25.3)
                                            -------------------------------------------------------------------------------------
Total earning assets                           9,899,433         95.2           9,137,334          94.7                8.3
Other assets                                     496,181          4.8             506,323           5.3               (2.0)
                                            -------------------------------------------------------------------------------------
Total assets                                 $10,395,615        100.0%         $9,643,657         100.0%               7.8%
                                            -------------------------------------------------------------------------------------

LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing deposits                    $ 7,380,221         71.0%         $7,080,787          73.4%               4.2%
Short-term borrowings                          1,287,900         12.4             928,942           9.6               38.6
Long-term borrowings                              26,929          0.2              44,799           0.5              (39.9)
                                            -------------------------------------------------------------------------------------
Total interest-bearing liabilities             8,695,050         83.6           8,054,528          83.5                8.0
Demand deposits                                  741,790          7.1             697,470           7.2                6.4
Accrued expenses and other liabilities           118,916          1.2             116,479           1.2                2.1
Stockholders' equity                             839,859          8.1             775,180           8.1                8.3
                                            -------------------------------------------------------------------------------------
Total liabilities and stockholders' equity   $10,395,615        100.0%         $9,643,657         100.0%               7.8%
                                            =====================================================================================

As the largest component of operating income, improvements in the growth of net interest income are important to the Corporation's earnings performance. Growth in the Corporation's net interest income during the past three years has been a result of the growth in the level of earning asset volumes. The merger with FFC with its higher reliance on the growth of investment securities, primarily mortgage-related, has increased the importance of managing net interest income. The Corporation uses certain modeling and analysis techniques to manage net interest income and the related interest rate risk position (See Interest Rate

Sensitivity and Market Risk). The Corporation seeks to meet the needs of its customers, yet provide for stability in net interest income in the event of significant interest rate changes.

PROVISION FOR POSSIBLE LOAN LOSSES

The provision for possible loan losses in 1997 was $14.9 million, excluding the $16.8 million additional provision to conform FFC with the policies, practices and procedures of the Corporation, compared to $13.7 million in 1996 and $14.0 million in 1995. The increase in provision reflects the loan growth recorded in 1997. Including the additional provision, the ratio of allowance for possible loan losses to total loans increased to 1.31%, up from 1.08% at December 31, 1996 and 1.12% at December 31, 1995. (See Allowance for Possible Loan Losses for additional discussion.)

NONINTEREST INCOME

Total operating noninterest income, excluding gains or losses from security transactions, increased $1.2 million or 1.0% compared to an increase of $24.0 million, or 23.2% in 1996 over 1995. Excluding an $11.2 million gain on sale of credit cards recorded in 1996 by FFC, the increase in operating noninterest income in 1997 would have been $12.4 million, or 10.7% compared to an increase of $12.8 million, or 12.4% in 1996 over 1995. The addition of FFC has broadened the Corporation's recurring sources of noninterest income beyond its traditional trust service fees and service fees on deposit accounts. Mortgage servicing revenue, fees on loans (primarily credit card fees) and retail commission income now represent significant sources of revenue. Historically, as the Corporation had continued to develop additional sources of noninterest income, trust service fees and service charges on deposits had represented a slowly declining portion of total noninterest income. As historically reported, these two components had represented 64.4% of total noninterest income in 1994 and 58.9% in 1996. With the addition of FFC, this percentage has now dropped to 44.0%, with mortgage banking income, loan fees and retail commission income now representing 44.7% in 1997.

Trust service fees increased to $28.8 million in 1997, up from $25.2 million in 1996 and $22.2 million in 1995. This represents increases of 14.2% and 13.2% in 1997 and 1996, respectively. These large increases represent the continued improvement in trust business volume and growth in assets under management. Trust assets under management totaled $4.0 billion at December 31, 1997 compared with $3.5 billion at December 31, 1996.

Income from mortgage banking activity increased 7.7% in 1997, or $1.8 million. This followed an increase of $5.8 million, or 32.2% in 1996. Mortgage banking income is comprised mainly of fees related to servicing mortgage loans, residential loan origination fees, underwriting fees, escrow waiver fees and the gain or loss on sale of mortgage loans to the secondary market. Servicing revenues increased by $384,000 in 1997 over 1996 to $13.7 million from $13.4 million. The increase in servicing revenue reflects the Corporation's larger servicing portfolio, as serviced 1- to 4-family residential loans increased to $5.0 billion at the end of 1997 compared to $4.8 billion and $4.4 billion at the end of 1996 and 1995, respectively. Net gains on sales of mortgage loans accounted for the majority of the remaining increase in 1997.

Loan fees increased $1.9 million, or 13.1% in 1997 after increasing $1.5 million, or 11.4% in 1996. Loan fees include late charges and service charges on real estate loans held in the Corporation's portfolio, credit card consumer late charges, home equity line service charges, and late charges and commitment fees on commercial loans. The largest component of this category is credit card fees, accounting for $10.3 million of the total fees in 1997. Credit card fees increased $1.6 million in 1997 compared to 1996.

Retail commission income increased $2.7 million, or 21.1% when compared to the full year of 1996. Retail commission income includes commissions from insurance product sales, equity brokerage product sales and the sale of annuities.

TABLE 6:  NONINTEREST INCOME

                                                              Years Ended December 31,        % Change From Prior Year
                                                       ---------------------------------------------------------------
                                                            1997        1996        1995         1997          1996
                                                          ---------   ---------   --------   ------------   -----------
                                                                   (In Thousands)
Trust service fees                                        $ 28,764    $ 25,185    $ 22,243          14.2          13.2
Service charges on deposit accounts                         27,909      26,004      23,861           7.3           9.0
Mortgage banking income                                     25,709      23,873      18,052           7.7          32.2
Loan fees                                                   16,407      14,505      13,023          13.1          11.4
Retail commission income                                    15,446      12,757      10,760          21.1          18.6
Asset sale gains, net                                          852      12,520         428   N/M            N/M
Other                                                       13,665      12,679      15,110           7.8         (16.1)
                                                       ---------------------------------------------------------------
Total, excluding securities gains                          128,752     127,523     103,477           1.0          23.2
Investment securities gains, net (operating)                 2,514     (10,678)      1,512   N/M            N/M
Merger, integration and other one-time charges             (35,290)         --          --   N/M            N/M
                                                       ---------------------------------------------------------------
Total noninterest income                                  $ 95,976    $116,845    $104,989         (17.9)         11.3
                                                       ===============================================================

  N/M -- not meaningful

Net asset sale gains represent the net gain or loss on the sale of assets such as fixed assets, other real estate owned, leased equipment, real estate held for investment, and loans not held for sale (credit card or student loans). Net asset sale gains decreased by $11.7 million in 1997, compared to 1996. The majority of this decrease is attributable to a gain on sale of credit card loans of $11.2 million recognized by FFC in 1996.

Other miscellaneous income, from a variety of sources, increased $986,000, or 7.8% in 1997. This increase is primarily attributable to higher levels of Electronic Funds Transfer (EFT) fees. Net EFT fees increased by $967,000 in 1997.

Investment securities gains of $2.5 million represent an increase of $13.2 million over 1996. This increase is primarily attributable to a $13.1 million loss recognized by FFC on the sale of mortgage-related securities in 1996.

The merger, integration and other one-time charges consist of writedowns taken to record other than temporary impairment of value of securities. Concurrent with the consummation of the merger with FFC, the Corporation transferred all nonagency mortgage-related securities and an agency security, with a combined amortized cost of $251.9 million from securities held to maturity to securities available for sale. These mortgage-related securities were transferred to maintain the existing interest rate risk position and credit risk policy of the Corporation.

Concurrent with the transfer, the Corporation recorded a $32.5 million pre-tax charge to earnings relative to one agency security with an amortized cost of $130.6 million. Management recorded this other than temporary impairment of value in the fourth quarter of 1997. This security is highly complex, comprised of multiple cash flows predominated by an inverse floater tied to libor, for which stress tests indicate that the cash flows are volatile in higher interest rate environments. The estimated fair value of this security at the time of the other than temporary impairment charge was based on quoted prices of instruments with similar characteristics and cash flow valuation techniques.

Additionally, the Corporation recorded a $2.8 million pre-tax charge, on other nonagency mortgage-related securities that were transferred to available for sale, with an amortized cost of $18.9 million to reflect an other than temporary impairment of value in the fourth quarter of 1997. These securities were subsequently sold with no additional loss in January 1998.

NONINTEREST EXPENSE

Total operating noninterest expense, excluding merger, integration and other one-time charges, increased $11.8 million, or 4.5% in 1997. This follows a $13.8 million, or 5.6% increase in 1996 over 1995. All categories, with the exception of FDIC insurance premiums, recorded increases in 1997.

Salaries and employee benefits increased $7.5 million or 5.9% compared to 1996. This followed a $10.3 million, or 8.9% increase in 1996 compared to 1995. This category continues to be the largest component of noninterest expense, representing 49.1% of operating expenses in 1997 and 48.5% and 47.0% in 1996 and 1995, respectively. The increase in 1997 was comprised of higher salary expenses of $6.2 million and higher fringe benefit costs of $1.3 million. The increase in salary expense reflects base merit pay increases and new positions added. The fringe benefit increase is attributable to FICA taxes, 401k and profit sharing expenses. These fringe benefit increases were a result of higher levels of base compensation and changes made to benefit plans. Full-time equivalent (FTE) employees at December 31, 1997 totaled 3,679 compared to 3,666 at December 31, 1996. As the Corporation continues to expand to take advantage of business opportunities and the related revenues, management will continue to review its significant investment in salaries and employee benefit expenses.

TABLE 7:  NONINTEREST EXPENSE

                                                                Years Ended December 31,          % Change From Prior Year
                                                       -------------------------------------------------------------------
                                                            1997          1996          1995         1997          1996
                                                          --------   --------------   --------   ------------   -----------
                                                                      (In Thousands)
Salaries and employee benefits                            $133,656        $126,154    $115,837           5.9           8.9
Net occupancy expense                                       20,297          19,563      19,159           3.8           2.1
Data processing expense                                     16,900          15,905      15,068           6.3           5.6
Business development and advertising                        15,936          14,754      11,120           8.0          32.7
Equipment rentals, depreciation, and
 maintenance                                                12,600          12,033      11,433           4.7           5.2
Stationery and supplies                                      5,532           5,030       5,325          10.0          (5.5)
FDIC expense                                                 3,284           9,675      13,799         (66.1)        (29.9)
Other                                                       63,820          57,116      54,728          11.7           4.4
                                                       -------------------------------------------------------------------
Total noninterest expense (operating)                      272,025         260,230     246,469           4.5           5.6
Merger, integration and other one-time charges              51,622          33,005       6,458   N/M            N/M
                                                       -------------------------------------------------------------------
 Total noninterest expense                                $323,647        $293,235    $252,927          10.4          15.9
                                                       ===================================================================

  N/M -- not meaningful

Net occupancy, data processing, and equipment rentals, depreciation and maintenance reflect the continued investment in the systems and operations center. Increased depreciation, maintenance and utilities directly reflect the investment made in the systems and operations center in 1996. Higher data processing fees are due to the processing volumes in excess of the base contract with the third party processor.

Business development and advertising includes all business development related costs, which include public relations, travel, meals, club and association dues, and auto costs, and all advertising and marketing costs, including market research, direct mail, television, radio, newsprint and all other promotions increased $1.2 million, or 8.0% in 1997. This followed a $3.6 million, or 32.7%, increase in 1996 over 1995.

FDIC expense represents the regular premiums paid to the FDIC. FFC historically has paid a higher percentage for insurance premiums. FFC's FDIC assessment was decreased to 6.4 cents per $100 of assessable deposits from the rate of 23 cents per $100 which was in effect prior to September 30, 1996. The Corporation's banking affiliates that existed prior to the FFC acquisition had their premiums virtually eliminated in 1996, with the assessment rate lowered to 1.2 cents per $100 of assessable deposits for 1997. Total FDIC premiums paid decreased to $3.3 million in 1997, down from $9.7 million and $13.8 million in 1996 and 1995, respectively. The one-time charge related to the recapitalization of the SAIF, paid by FFC in 1996, is not included in this category. This charge of $28.8 million on a pre-tax basis is included in the merger, integration and other one-time charges category.

Other noninterest expense increased by $6.7 million, or 11.7%, in 1997 compared to 1996. This increase is attributable to higher levels of mortgage servicing rights amortization, increased consulting costs, higher communication and courier costs. This increase follows a $2.4 million, or 4.4%, increase in 1996 over 1995.

Merger, integration and other one-time charges include the following amounts for each applicable year:

    . 1997 charges include $51.6 million of pre-tax charges related to the merger with FFC. These charges includes $12.6 million for employee and director severance and contract costs, $20.2 million for costs associated with elimination of duplicative facilities, computer systems, software and integration, $11.2 million for investment banking, legal and accounting fees and $7.7 million for other one-time charges.

    . 1996 charges include a one-time charge of $28.8 million associated with the recapitalization of the SAIF and a one-time charge of $4.2 million relating to a change in accounting for the amortization of goodwill and other intangible assets recorded at FFC.

    . 1995 charges include a one-time charge of $6.5 million relating to acquisition-related expenses incurred relative to the acquisition of FirstRock Bancorp, Inc. by FFC. These charges include $3.8 million for employee and director severance and contract costs, $740,000 for costs associated with duplicative facilities, computer systems, software and integration, $1.0 million for investment banking, legal and accounting fees and $870,000 for other charges.

INCOME TAXES

Income tax expense, excluding the applicable income tax effect on merger, integration and other one-time charges, increased to $77.8 in 1997 compared to $68.5 million and $64.9 million in 1996 and 1995, respectively. The Corporation's effective tax rate (operating income tax expense divided by operating income before taxes) was 35.4%, 34.6% and 35.9% in 1997, 1996 and 1995, respectively.

BALANCE SHEET ANALYSIS

LOANS

Total loans, including loans held for sale, increased by $489 million, or 7.3% to $7.2 billion at the end of 1997. This follows a $282 million, or 4.4 % increase in 1996 compared to 1995. In 1997 increases were experienced in commercial, financial and agricultural, real estate-construction and real estate-mortgage loans, each up $146 million, $101 million and $260 million, respectively. Included in the increase in real estate-mortgage loans is an increase of $72 million in mortgage loans held for sale.

TABLE 8:  LOAN COMPOSITION

                                            1997                       1996                       1995
                                ----------------------------------------------------------------------------------
                                     Amount     % of Total     Amount     % of Total      Amount     % of Total
                                ----------------------------------------------------------------------------------
                                                                 (In Thousands)
Commercial, financial, and
 agricultural                      $  986,839          14%   $  841,145           13%   $  801,004           13%
Real estate - construction            335,978           5       235,478            3       217,223            3
Real estate - mortgage              5,060,264          70     4,799,900           72     4,569,362           71
Installment loans to individuals      793,424          11       813,875           12       821,351           13
Lease financing                        14,072          --        10,449           --         9,743           --
                                ----------------------------------------------------------------------------------

Total loans (including loans
 held for sale)                    $7,190,577         100%   $6,700,847          100%   $6,418,683          100%
                                ==================================================================================



                                                        As of December 31,
                                         ----------------------------------------------
                                                 1994                      1993
                                         ---------------------------------------------
                                              % of Total                % of Total
                                                Amount                    Amount
                                         ---------------------------------------------

Commercial, financial, and
 agricultural
Real estate - construction               $  710,285     12%      $  758,925       14%
Real estate - mortgage                      199,376      3          168,232        3
Installment loans to individuals          4,278,825     71        3,719,199       69
Lease financing                             801,302     14          728,582       14
                                              6,176     --            5,144       --
Total loans (including loans             ---------------------------------------------
 held for sale)                          $5,995,964    100%       $5,380,082     100%
                                         =============================================


The acquisition of FFC had a major impact on the loan composition of the Corporation. As previously reported prior to the 1997 pooling restatements, at December 31, 1996 the Corporation's loan composition consisted of 57% real estate-mortgage, 26% commercial, financial and agricultural, 9% installment loans to individuals, 7% real estate-construction, and 1% leasing. At December 31, 1997 this mix has changed to 70% real estate-mortgage, 14% commercial, financial and agricultural, 11% installment loans to individuals and 5% real estate-construction. The mix of loans at December 31, 1997 reflects FFC's mix of loans, primarily real estate-mortgage and installment loans to individuals, as the merger brought together FFC's consumer banking franchise with the Corporation's existing business banking and asset management expertise.

Real estate-mortgage loans totaled $5.1 billion at the end of 1997 and $4.8 billion at the end of 1996. Loans in this classification in 1997 include $3.8 billion of loans secured by 1- to 4-family residential properties. Residential real estate loans consist of conventional home mortgages, home equity lines, and second mortgages. Loans of this type are primarily made to borrowers in Wisconsin and Illinois. Residential real estate loans generally limit the maximum loan to 75%-80% of collateral value. Also included in the real estate-mortgage classification are loans secured by nonfarm, nonresidential real estate properties. Loans in this group totaled $966 million at December 31, 1997.

Real estate loans secured by nonresidential real estate involve borrower characteristics similar to those discussed for commercial loans and real estate-construction projects. Loans of this type are mainly for business and industrial properties, multi-family properties, community purpose properties and similar properties. Loans are primarily made to borrowers in Wisconsin and Illinois. Credit risk is managed in a similar manner to commercial loans and real estate construction by employing sound underwriting guidelines, lending to borrowers in known markets and businesses, and formally reviewing the borrower's financial soundness and relationship on an ongoing basis.

Commercial, financial, and agricultural loans totaled $1.0 billion at the end of 1997, comprising 14% of total loans outstanding, up from 13% at the end of 1996. The commercial, financial and agricultural loan classification primarily consists of commercial loans to middle market companies and small businesses. Loans of this type are in a broad range of industries. Borrowers are primarily concentrated in Wisconsin and Illinois.

The credit risk related to commercial loans is largely influenced by general economic conditions and the resulting impact on a borrower's operations. Within commercial, financial and agricultural classification at December 31, 1997, loans to finance agricultural production total $35.4 million or 0.5% of total loans.

An active credit risk management process is used for commercial loans to ensure that sound and consistent credit decisions are made. Credit risk is controlled by detailed underwriting procedures, comprehensive loan administration, and periodic review of borrowers' outstanding loans and commitments. Borrower relationships are formally reviewed on an ongoing basis. Further analyses by customer, industry and geographic location are performed to monitor trends, financial performance and concentrations.

The loan portfolio is widely diversified by types of borrowers, industry groups and market areas. Significant loan concentrations are considered to exist for a financial institution when there are amounts loaned to multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 1997, no concentrations existed in the Corporation's portfolio in excess of 10% of total loans, or $708 million.

Real estate construction loans totaled $336 million, or 5% of the total loan portfolio at the end of 1997 compared to $235 million, or 3% at the end of 1996. Loans in this classification are primarily short-term interim loans that provide financing for the acquisition or development of commercial real estate, such as multi-family or other commercial development projects. These interim loans are generally made with the intent that the borrower will refinance the loan with an outside third party or sell the project upon completion.

Real estate construction loans are made to developers and project managers who are well known to the Corporation, have prior successful project experience and are well capitalized. Projects undertaken by these developers are carefully reviewed by the Corporation to ensure that they are economically viable. Loans of this type are primarily made in markets in Wisconsin and Illinois in which the Corporation has a thorough knowledge of the local market economy.

The credit risk associated with real estate construction loans is generally confined to specific geographic areas. The Corporation controls the credit risk on these types of loans by making loans in familiar markets to developers, underwriting the loans to meet the requirements of institutional investors in the secondary market, reviewing the merits of individual projects, controlling loan structure, and monitoring project progress and construction advances.

TABLE 9:  LOAN MATURITY DISTRIBUTION AND INTEREST RATE SENSITIVITY(1)

                                                                                Maturity(2)
                                                -------------------------------------------------------------------------------
December 31, 1997                                Within 1 Year        1-5 Years             After 5 Years           Total
-----------------                               -------------------------------------------------------------------------------
                                                                              (In Thousands)
Commercial, financial, and agricultural            $670,252           $287,163                $29,424           $  986,839
Real estate-construction                            208,415            119,941                  7,622              335,978
                                                -------------------------------------------------------------------------------
Total                                              $878,667           $407,104                $37,046           $1,322,817
                                                ===============================================================================
Fixed rate                                         $256,654           $359,825                $35,569           $  652,048
Floating or adjustable rate                         622,013             47,279                  1,477              670,769
                                                -------------------------------------------------------------------------------
Total                                              $878,667           $407,104                $37,046           $1,322,817
                                                ===============================================================================
Percent                                                  66%                31%                     3%                 100%
-------------------------------------------------

   (1) Based upon scheduled principal repayments.
   (2) Demand loans, past due loans, and overdrafts are reported in the "Within 1 Year" category.

Installment loans to individuals totaled $793 million, down $20 million, or 2.5% compared to 1996. This followed a $7 million, or 0.9% decrease in 1996 from year-end 1995. 1996 was impacted by a sale of a $47.9 million credit card affinity group portfolio. Installment loans include short-term installment loans, direct and indirect automobile loans, recreational vehicle loans, credit card loans, student loans and other personal loans. Individual borrowers may be required to provide related collateral or a satisfactory endorsement or guaranty from another person, depending on the specific type of loan and the creditworthiness of the borrower. Loans are made to individual borrowers located primarily in Wisconsin and Illinois. Credit risk for these types of loans is generally greatly influenced by general economic conditions, the characteristics of individual borrowers and the nature of the loan collateral. Credit risk is primarily controlled by reviewing the creditworthiness of the borrowers as well as taking appropriate collateral and guaranty positions on such loans.

Factors that are critical to managing overall credit quality are sound loan underwriting and administration, systematic monitoring of existing loans and commitments, effective loan review on an ongoing basis, an adequate allowance for possible loan losses, and sound nonaccrual and charge-off policies.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

As of December 31, 1997, the allowance for possible loan losses of $92.7 million represented 1.31% of total loans outstanding, compared to $71.8 million, or 1.08% at December 31, 1996. The majority of this increase is attributable to a one-time charge of $16.8 million related to the acquisition of FFC to conform its allowance for possible loan losses to the policies, practices and procedures of the Corporation.

TABLE 10:  LOAN LOSS EXPERIENCE

                                                                                   Years Ended December 31,
                                                         ------------------------------------------------------------------------
                                                               1997          1996            1995           1994          1993
                                                         ------------------------------------------------------------------------
                                                                                             (In Thousands)
Average loans outstanding                                   $6,962,820    $6,586,639       $6,157,655    $5,636,601    $5,136,319
Balance of allowance for possible loan
  losses at beginning of period                             $   71,767    $   68,560       $   65,774    $   63,415    $   56,011
                                                         ========================================================================
Loans charged-off:
  Commercial, financial, and agricultural                        1,327         2,916            3,356         2,593         4,520
  Real estate - construction                                       600           193              191            89           131
  Real estate - mortgage                                         3,222         2,813            3,099         4,224         6,070
  Installment loans to individuals                               9,900        11,693            9,221         9,038         7,950
  Lease financing                                                  ---             1                5            18            50
                                                         ------------------------------------------------------------------------
  Total loans charged-off                                       15,049        17,616           15,872        15,962        18,721
Recoveries of loans previously charged-off:
  Commercial, financial, and agricultural                          513         1,255            1,856         3,086         2,193
  Real estate - construction                                       ---             3               70           ---           173
  Real estate - mortgage                                         1,312           837              931         1,151           695
  Installment loans to individuals                               1,792         1,514            1,764         1,676         1,718
  Lease financing                                                  ---             8                8             7            20
                                                         ------------------------------------------------------------------------
  Total recoveries                                               3,617         3,617            4,629         5,920         4,799
                                                         ------------------------------------------------------------------------
Net loans charged-off                                           11,432        13,999           11,243        10,042        13,922
Balance related to acquisitions                                    728         3,511              ---         3,366         4,885
Additions to the allowance charged to
  operating expense                                             31,668        13,695           14,029         9,035        16,441
                                                         ------------------------------------------------------------------------
Balance at end of period                                    $   92,731    $   71,767       $   68,560    $   65,774    $   63,415
                                                         ========================================================================
Ratio of net charge-offs to average
  loans outstanding                                                .16%          .21%             .18%          .18%          .27%
Ratio of allowance for possible loan losses
  to total loans at end of period                                 1.31%         1.08%            1.12%         1.16%         1.20%
                                                         ========================================================================

The provision for possible loan losses, excluding the one-time charge of $16.8 million, increased to $14.9 million, up from $13.7 million in 1996 and $14.0 million in 1995. Total net charge-offs in 1997 were $11.4 million, compared to $14.0 million in 1996 and $11.2 million in 1995. Net charge-offs to average loans was .16% in 1997, .21% in 1996 and .18% in 1995. Reflecting the changes in the Corporation's loan portfolio mix, described earlier, the Corporation's updated five-year goals include maintaining net charge-offs to average loans below .30%. Each of the last five years' results have been within this revised future goal.

Loans charged-off are subject to continuous review and specific efforts are taken to achieve maximum recovery of principal, accrued interest, and related expenses.

Management regularly reviews the adequacy of the allowance for possible loan losses to ensure that the allowance is sufficient to absorb potential losses arising from the credit granting process. Factors considered included the levels of nonperforming loans, other real estate, past due trends, growth in the loan portfolio, changes in the composition of the loan portfolio, historical net charge-offs, the present and potential financial condition of borrowers, general economic conditions, specific industry conditions and other regulatory or legal issues that could affect the Corporation's loss potential.

The Corporation believes that the allowance for possible loan losses at December 31, 1997, is adequate to absorb potential loan losses as evidenced by its charge-off experience and allowance coverage of nonperforming loans (discussed below). Active asset quality administration ensures appropriate management of credit risk and minimization of loan losses.

TABLE 11:  ALLOCATION OF THE ALLOWANCE FOR POSSIBLE LOAN LOSSES

                                                                                      As of December 31,
                                                                     --------------------------------------------------
                                                                         1997      1996      1995      1994      1993
                                                                     --------------------------------------------------
                                                                                        (In Thousands)
Commercial, financial and agricultural                                  $33,682   $27,943   $22,753   $21,279   $19,194
Real estate - construction                                                2,016     1,047       929     1,133     1,440
Real estate - mortgage                                                   30,360    19,116    22,331    23,254    25,304
Installment loans to individuals                                         16,870    16,239    14,848    14,896    14,142
Lease financing                                                             493       530       460       331       136
Unallocated                                                               9,310     6,892     7,239     4,881     3,199
                                                                     --------------------------------------------------
  Total                                                                 $92,731   $71,767   $68,560   $65,774   $63,415
                                                                     ==================================================

The allocation of the Corporation's allowance for possible loan losses for the last five years is shown in Table 11. Management has developed methodologies designed to assess the adequacy of the allowance for possible loan losses. The allocation methodology applied by the Corporation focuses on changes in the size and character of the loan portfolio, changes in levels of impaired and other nonperforming and past due loans, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing and prospective economic conditions and historical losses on each portfolio category. The indirect risk in the form of off-balance sheet unfunded commitments is also taken into consideration. Management continues to target and maintain the allowance for possible loan losses equal to the allocated requirement plus an unallocated portion, as deemed necessary. Management believes this is appropriate in light of current and expected economic conditions and trends, the geographic and industry mix of the loan portfolio and other risk related matters.

NONPERFORMING LOANS, POTENTIAL PROBLEM LOANS, AND OTHER REAL ESTATE

Management is committed to an aggressive nonaccrual and problem loan identification philosophy. This philosophy is embodied through the monitoring and reviewing of credit policies and procedures to ensure that all problem loans are identified quickly and the risk of loss is minimized.

Nonperforming loans are considered a leading indicator of future loan losses. Nonperforming loans are defined as nonaccrual loans, loans 90 days or more past due but still accruing, and restructured loans. The Corporation specifically excludes student loan balances that are 90 days or more past due and still accruing and that have contractual government guarantees as to collection of principal and interest, from its definition of nonperforming loans.

Loans are normally placed on nonaccrual status when contractually past due 90 days or more as to interest or principal payments. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact on the collectibility of principal or interest on loans, it is management's practice to place such loans on nonaccrual status immediately, rather than delaying such action until the loans become 90 days past due. Previously accrued and uncollected interest on such loans is reversed, amortization of related loan fees is suspended, and income is recorded only to the extent that interest payments are subsequently received in cash and a determination has been made that the principal balance of the loan is collectible. If collectibility of the principal is in doubt, payments received are applied to loan principal.

Loans past due 90 days or more but still accruing interest, with the exception of approximately $8 million of guaranteed student loans at December 31, 1997, are also included in nonperforming loans. Loans past due 90 days or more but still accruing are classified as such where the underlying loans are both well secured (the collateral value is sufficient to cover principal and accrued interest) and in the process of collection. Also included in nonperforming loans are "restructured" loans. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate.

TABLE 12:  NONPERFORMING LOANS AND OTHER REAL ESTATE OWNED

                                                                                           December 31,
                                                                    ------------------------------------------------------
                                                                         1997       1996       1995       1994       1993
                                                                    ------------------------------------------------------
                                                                                         (In Thousands)
Nonaccrual loans                                                       $32,415    $32,287    $28,787    $28,025    $34,580
Accruing loans past due 90 days or more                                  1,324      1,801      1,320      1,484      2,469
Restructured loans                                                         558        534      1,704      1,888      1,992
                                                                    ------------------------------------------------------
Total nonperforming loans                                              $34,297    $34,622    $31,811    $31,397    $39,041
                                                                    ======================================================
Ratio of nonperforming loans to total loans at period end                  .48%       .52%       .50%       .53%       .73%
Ratio of the allowance for possible loans losses
  to nonperforming loans at period end                                  270.38%    207.29%    215.52%    209.49%    162.43%
                                                                    ------------------------------------------------------
Other real estate owned                                                $ 2,067    $ 1,939    $ 4,852    $ 6,172    $10,262
                                                                    ======================================================

Nonperforming loans at December 31, 1997 were $34.3 million, a decrease of $325,000 from December 31, 1996. The ratio of nonperforming loans to total loans at the end of 1997 was .48%, an improvement from .52% at December 31, 1996 and .50% at December 31, 1995. The Corporation's allowance for possible loan losses to nonperforming loans was 270% at year-end 1997. This increased from 207% and 216% at year-end's 1996 and 1995, respectively. The increase in coverage of nonperforming loans is attributable to the $16.8 million one-time charge related to the merger with FFC to conform the level of the allowance for possible loan losses to the policies, practices and procedures of the Corporation.

The following table shows, for those loans accounted for on a nonaccrual basis and restructured loans for the years ended as indicated, the gross interest that would have been recorded if the loans had been current in accordance with their original terms and the amount of interest income that was included in interest income for the period.

TABLE 13:  FOREGONE LOAN INTEREST

                                                                               Years Ended December 31,
                                                                      --------------------------------------
                                                                           1997          1996          1995
                                                                      --------------------------------------
                                                                                    (In Thousands)
Interest income in accordance with original terms                        $ 2,332        $ 2,764      $ 2,905
Interest income recognized                                                (1,215)        (1,086)      (1,110)
                                                                      --------------------------------------
Reduction in interest income                                             $ 1,117        $ 1,678      $ 1,795
                                                                      ======================================

Potential problem loans are loans where there are doubts as to the ability of the borrower to comply with present repayment terms. The decision of management to place loans in this category does not necessarily indicate that the Corporation expects losses to occur, but that management recognizes that a higher degree of risk is associated with these performing loans.

At December 31, 1997, potential problem loans totaled $74.0 million. The loans that have been reported as potential problem loans are not concentrated in a particular industry, but rather cover a diverse range of businesses, e.g. communications, wholesale trade, manufacturing, finance/insurance/real estate, and services. Management does not presently expect significant losses from credits in the potential problem loan category.

Other real estate owned was $2.1 million at December 31, 1997 compared to $1.9 million at the end of 1996. Management actively seeks to ensure properties held are administered to minimize the Corporation's risk of loss.

INVESTMENT SECURITIES PORTFOLIO

The investment securities portfolio is intended to provide the Corporation with adequate liquidity, flexibility in asset/liability management and a source of stable income. Investment securities, at amortized cost, including those held to maturity and available for sale, totaled $2.9 billion at December 31, 1997 compared to $2.8 billion at the end of 1996.

TABLE 14:  INVESTMENT SECURITIES PORTFOLIO

                                                                                    Years Ended December 31,
                                                                         -------------------------------------------
                                                                               1997           1996           1995
                                                                         -------------------------------------------
                                                                                         (In Thousands)
Investment Securities Held to Maturity:
U.S. Treasury securities                                                    $      498      $    4,204    $   10,036
Federal agency securities                                                      146,259         143,927       184,158
Mortgage-related securities                                                    361,298         673,990       791,341
Obligations of states and political subdivisions                               183,286         195,860       170,971
Other securities (debt)                                                         81,183          61,768        60,621
                                                                         -------------------------------------------
Total Amortized Cost                                                        $  772,524      $1,079,749    $1,217,127
                                                                         ===========================================
Total Fair Market Value                                                     $  782,240      $1,074,412    $1,209,820
                                                                         ===========================================
Investment Securities Available for Sale:
U.S. Treasury securities                                                    $  109,200      $  149,314    $  174,360
Federal agency securities                                                      324,708         326,049       220,801
Mortgage-related securities                                                  1,536,134       1,057,992       585,300
Obligations of state and political subdivisions                                 14,312             ---           ---
Other securities (debt and equity)                                             142,081         127,787        68,679
                                                                         -------------------------------------------
Total Amortized Cost                                                        $2,126,435      $1,661,142    $1,049,140
                                                                         ===========================================
Total Fair Market Value                                                     $2,167,694      $1,674,189    $1,049,768
                                                                         ===========================================

The merger with FFC had a major impact on the Corporation's total investment portfolio. The relationship of investments to total earning assets was altered as a result of the acquisition. As reported historically, at the end of 1996, the Corporation's average investment portfolio comprised 21.3% of total average earning assets. Subsequent to the merger with FFC, average investments to total average earning assets equaled 29.4% in 1997. The composition of the investment portfolio was altered as well. As previously reported, at the end of 1996 Treasury and Federal Agency securities totaled 55.9%, mortgage-related securities totaled 9.9%, municipal securities totaled 23.1%, and other debt and equity securities totaled 11.1% of the total investment portfolio, at amortized cost. At December 31, 1997, the mix changed to 65.5% mortgage-related securities, 20.0% treasury and federal agency securities, 6.8% municipal securities and 7.7% other debt and equity securities.

Mortgage-related securities are subject to inherent risks based upon the future performance of the underlying collateral (i.e. mortgage loans) for these securities. Among these risks are prepayment risk and interest rate risk. Should general interest rate levels decline, the mortgage-related securities portfolio would be subject to 1) prepayments as borrowers typically would seek to obtain financing at lower rates, 2) a decline in interest income received on adjustable-rate issuances, and 3) an increase in the fair value of fixed rate issuances. Conversely, should general interest rate levels increase, the mortgage-related securities portfolio would be subject to 1) a longer term to maturity as borrowers would be less likely to prepay their loans, 2) an increase in interest income received on adjustable rate issuances, 3) a decline in the fair value of fixed rate issuances, and 4) a decline in fair value of adjustable rate issuances to an extent dependent upon the level of interest rate increases, the time period to the next interest rate repricing date for the individual security and the applicable periodic (annual and/or lifetime) cap which could limit the degree to which the individual security could reprice within a given time period.

The mortgage-related security portfolio includes both U.S. Government agency issuances and nonagency issuances. Unlike U.S. Government agency issued mortgage-related securities which include a guarantee of principal and interest payments on the underlying collateral, nonagency securities are generally structured with a senior ownership position and subordinate ownership position(s) providing credit support for the senior position. The structure of nonagency mortgage-related securities may expose the Corporation to credit risk in addition to interest rate risk and prepayment risk as discussed above. Management monitors the major factors affecting the performance of nonagency mortgage-related securities including, 1) delinquencies, foreclosures, repossessions and recoveries relative to the underlying mortgage loans collateralizing each security, 2) the level of available subordination or other credit enhancements, 3) the competence of the servicer of the underlying mortgage portfolio, and 4) the rating assigned to each security by independent national rating agencies.

Concurrent with the consummation of the merger with FFC, the Corporation transferred all nonagency mortgage-related securities and an agency security, with a combined amortized cost of $251.9 million from securities held to maturity to securities available for sale. These mortgage-related securities were transferred to maintain the existing interest rate risk position and credit risk policy of the Corporation.

Concurrent with the transfer, the Corporation recorded a $32.5 million pre-tax charge to earnings relative to one agency security with an amortized cost of $130.6 million. Management recorded this other than temporary impairment of value in the fourth quarter of 1997. This security is highly complex, comprised of multiple cash flows predominated by an inverse floater tied to LIBOR, for which stress tests indicate that the cash flows are volatile in higher interest rate environments. The estimated fair value of this security at the time of the other than temporary impairment charge was based on quoted prices of instruments with similar characteristics and cash flow valuation techniques.

Additionally, the Corporation recorded a $2.8 million pre-tax charge on other nonagency mortgage-related securities that were transferred to available for sale, with an amortized cost of $18.9 million, to reflect an other than temporary impairment of value in the fourth quarter of 1997. These securities were subsequently sold with no additional loss in January 1998.

In November 1997, the Corporation hedged certain agency issued zero-coupon bonds held by FFC, with a carrying value of $37.2 million and a market value of $41.6 million, by executing various interest rate futures contracts. These contracts had a notional value of $70.5 million and a maturity date of March 1998. Subsequently, in January 1998, the futures contracts were closed and the zero-coupon bonds were sold. A net gain of $5.1 million will be recognized, in investment securities gains, in the first quarter of 1998 from these transactions.

Taxable securities were 93.2% of total securities at the end of 1997 compared to 92.9% at the end of 1996. The aggregate market value of the securities portfolio was approximately $2.95 billion compared to an amortized cost of $2.90 billion at December 31, 1997.

At December 31, 1997, the Corporation's securities portfolio did not contain securities, other than U.S. Treasury and federal agencies, of any single issuer that were payable from and secured by the same source of revenue or taxing authority where the aggregate book value of such securities exceeded 10% of stockholders' equity or $81.4 million.

TABLE 15: INVESTMENT SECURITIES PORTFOLIO MATURITY DISTRIBUTION(1) December 31, 1997

                                  Investment Securities Held to Maturity - Maturity Distribution and Weighted Average Yield
                                ----------------------------------------------------------------------------------------------
                                                                After One But         After Five But
                                       Within One Year        Within Five Years      Within Ten Years       After Ten Years
                                ----------------------------------------------------------------------------------------------
                                      Amount      Yield       Amount      Yield      Amount      Yield      Amount      Yield
                                ----------------------------------------------------------------------------------------------
                                                                          ($In Thousands)
U. S. Treasury Securities              $    498    6.10%       $    ---     ---        $   ---     ---        $   ---     ---
Federal agency securities                55,502    5.39%         77,258    6.25%        13,499    6.97%           ---     ---
Obligations of states and
  political subdivisions                 24,110    7.40%         92,965    7.51%        65,700    7.19%           511    7.35%
Mortgage-related securities                 ---     ---             ---     ---            ---     ---            ---     ---
Other  securities (debt)                  9,852    6.20%         56,708    6.89%        14,623    6.76%           ---     ---
                                ----------------------------------------------------------------------------------------------
Total Amortized Cost                   $ 89,962    6.02%       $226,931    6.93%       $93,822    7.09%       $   511    7.35%
                                ==============================================================================================
Total Fair Value                       $ 89,990                $230,130                $95,636                $   532
                                ==============================================================================================

                                                     Investment Securities Held to Maturity -
                                                 Maturity Distribution and Weighted Average Yield
                                        --------------------------------------------------------------
                                                Mortgage-Related
                                                    Securities                Total           Total
                                        --------------------------------------------------------------
                                               Amount        Yield      Amount     Yield    Fair Value
                                        --------------------------------------------------------------
                                                                  ($In Thousands)
U. S. Treasury Securities                   $      ---         ---    $      498    6.10%   $      500
Federal agency securities                          ---         ---       146,259    5.99%      146,818
Obligations of states and
  political subdivisions                           ---         ---       183,286    7.38%      186,300
Mortgage-related securities                    361,298        7.21%      361,298    7.21%      365,952
Other  securities (debt)                           ---         ---        81,183    6.78%       82,670
                                        --------------------------------------------------------------
Total Amortized Cost                        $  361,298        7.21%   $  772,524    6.97%   $  782,240
                                        ==============================================================
Total Fair Value                            $  365,952                                      $  782,240
                                        ==============================================================

                                   Investment Securities Available for Sale - Maturity Distribution and Weighted Average Yield
                               -------------------------------------------------------------------------------------------------
                                                               After One But         After Five But
                                      Within One Year        Within Five Years      Within Ten Years        After Ten Years
                               -------------------------------------------------------------------------------------------------
                                     Amount      Yield       Amount      Yield      Amount      Yield      Amount      Yield
                               -------------------------------------------------------------------------------------------------
                                                                         ($In Thousands)
U. S. Treasury securities           $ 41,019     5.95%     $ 68,181       6.14%     $   ---      ---        $   ---      ---
Federal agency securities             70,197     5.85%      213,669       6.19%       8,188     6.75%        32,654     7.20%
Obligations of states and
  political subdivisions                 200     8.63%        2,179       8.25%      11,564     6.94%           369     9.28%
Mortgage-related securities              ---      ---           ---        ---          ---      ---            ---      ---
Other securities (debt
  and equity)                        137,712     5.58%     $  3,894       6.72%         475     6.82%           ---      ---
                               -------------------------------------------------------------------------------------------------
Total Amortized Cost                $249,128     6.34%     $287,923       6.48%     $20,227     6.97%       $33,023     6.19%
                               =================================================================================================
Total Fair Value                    $262,597               $289,219                 $20,169                 $38,106
                               =================================================================================================

                                                 Investment Securities Available for Sale -
                                               Maturity Distribution and Weighted Average Yield
                                        -----------------------------------------------------------
                                              Mortgage-Related
                                                Securities                 Total           Total
                                        -----------------------------------------------------------
                                              Amount       Yield      Amount     Yield   Fair Value
                                        -----------------------------------------------------------
                                                                ($In Thousands)
U. S. Treasury securities                  $      ---       ---    $  109,200    6.07%   $  109,841
Federal agency securities                         ---       ---       324,708    6.23%      330,542
Obligations of states and
  political subdivisions                          ---       ---        14,312    7.22%       14,136
Mortgage-related securities                 1,536,134      6.55%    1,536,134    6.55%    1,557,603
Other securities (debt
  and equity)                                     ---       ---       142,081    5.61%      155,572
                                        -----------------------------------------------------------
Total Amortized Cost                       $1,536,134      6.55%   $2,126,435    6.42%   $2,167,694
                                        ===========================================================
Total Fair Value                           $1,557,603                                    $2,167,694
                                        ===========================================================

(1) Expected maturities will differ from contractual maturities, as borrowers may have the right to call or repay obligations with or without call or prepayment penalties.
(2) Yields on tax-exempt securities are computed on a tax-equivalent basis using a tax rate of 35% and have not been adjusted for certain disallowed interest deductions.

DEPOSITS

Average total deposits in 1997 were $8.1 billion, an increase of 4.4% or $344 million over 1996. Included in this growth is $59.7 million of increase in the balance of purchased brokered CDs. For the full year of 1997, the average balance of brokered CDs in total deposits was $139.7 million, which is included in time deposits in the table shown below. Adjusted for brokered CDs, internal deposit growth in 1997 was 3.7%.

TABLE 16:  AVERAGE DEPOSITS DISTRIBUTION

                                                            Years Ended December 31,
                                                 -------------------------------------------
                                                       1997           1996           1995
                                                 -------------------------------------------
                                                                  (In Thousands)
Noninterest-bearing demand deposits                 $  741,790      $  697,470    $  665,799
Interest-bearing demand deposits                       712,458         673,106       603,734
Savings deposits                                     1,073,244       1,121,531     1,146,282
Money market deposits                                  902,186         799,795       697,128
Time deposits                                        4,692,333       4,486,355     4,296,466
                                                 -------------------------------------------
Total deposits                                      $8,122,011      $7,778,257    $7,409,409
                                                 ===========================================

Year-end 1997 noninterest-bearing deposits were $905 million compared to $804 million at the end of 1996. These amounts are substantially above the respective yearly average balance amounts. Demand deposits normally show a sizable increase as businesses, public entities and correspondent banks adjust their cash positions at year-end. Average noninterest-bearing demand deposits as a percentage of total average deposits increased to 9.1% in 1997 compared to 9.0% for both 1996 and 1995.

TABLE 17:  AVERAGE RATES PAID ON DEPOSITS

                                                    Years Ended December 31,
                                                -----------------------------
                                                    1997      1996      1995
                                                -----------------------------
Interest-bearing demand deposits                     1.67%     1.69%     1.72%
Savings deposits                                     2.27      2.45      2.68
Money market deposits                                3.77      3.53      3.53
Time deposits                                        5.69      5.66      5.52
Total interest-bearing deposits                      4.57%     4.53%     4.49%

The total average interest-bearing demand, savings, and money market deposits increased to $2.69 billion for 1997 from $2.59 billion in 1996. These deposits as a percentage of total average deposits have remained relatively stable over the past three years at 33.1% in 1997, 33.4% in 1996 and 33.0% in 1995.

TABLE 18: MATURITY DISTRIBUTION-CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS OF $100,000 OR MORE

                                                              December 31, 1997
                                              -----------------------------------------------
                                              Certificates of Deposit     Other Time Deposits
                                              -----------------------------------------------
                                                               (In Thousands)
Three months or less                                   $326,911                 $56,858
Over three months through six months                    146,204                  13,695
Over six months through twelve months                   133,903                     ---
Over twelve months                                      102,283                     ---
                                              -----------------------------------------------
Total                                                  $709,301                 $70,553
                                              ===============================================

The Corporation continues to experience strong competition for deposits in its markets. This is true for both the business and retail segments of the market. During 1997, the Corporation's affiliates offered a number of different products with specific features and competitive pricing. The deposit products are designed to retain core deposit accounts, attract new customers, and create opportunities for providing other bank services or relationships.

SHORT-TERM BORROWINGS

Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, Federal Home Loan Bank notes, notes payable to banks, commercial paper, treasury tax and loan notes, collateralized mortgage obligations and industrial revenue bonds. Average total short-term borrowings were $1.29 billion compared with $929 million in 1996.

TABLE 19:  SHORT-TERM BORROWINGS

                                                                                   December 31,
                                                                   --------------------------------------------
                                                                         1997            1996           1995
                                                                   --------------------------------------------
                                                                                  (In Thousands)
Federal funds purchased and securities sold under
   agreements to repurchase                                           $  712,250       $  666,030    $  451,197
Federal Home Loan Bank                                                   525,317          451,380       335,644
Notes payable to banks                                                    87,139           68,937        66,647
Subordinated notes                                                           ---              ---        54,925
Commercial paper                                                           1,250            2,172         2,326
Current maturities of long-term borrowings                                   ---            3,067           800
Other borrowed funds                                                      11,052            9,807         7,852
                                                                   --------------------------------------------
Total                                                                 $1,337,008       $1,201,393    $  919,391
                                                                   ============================================
Average amounts outstanding during year                               $1,287,900       $  928,942    $  891,495
Average interest rates on amounts outstanding during year                   5.63%            5.62%         6.18%
Maximum month-end amounts outstanding                                 $1,405,233       $1,201,393    $1,071,284
Average interest rates on amounts outstanding at end of year                5.75%            5.82%         5.89%

The change in short-term borrowings outstanding is attributable to larger amounts of overnight federal funds purchased and Federal Home Loan Bank notes with a remaining maturity less than 1 year as subsidiary banks continue to supplement the funding of asset growth with wholesale funds. The notes payable to banks and commercial paper are primarily used to fund residential, commercial, and leasing lending activities at the Corporation's residential mortgage, commercial mortgage, and leasing subsidiaries.

LIQUIDITY

Liquidity refers to the ability of the Corporation to generate adequate amounts of cash to meet the Corporation's needs for cash. The affiliates and the parent company of the Corporation have different liquidity considerations.

Affiliates meet their cash flow requirements by having funds available to satisfy customer credit needs as well as having available funds to satisfy deposit withdrawal requests. Liquidity at banking subsidiaries is derived from deposit growth, money market investments, maturing loans, the maturity of investment securities held to maturity, the maturity or sale of investment securities available for sale, access to other funding sources and markets, and a strong capital position.

Deposit growth is the primary source of liquidity at the banking subsidiaries. Total period-end deposits increased $405 million from 1996 to 1997. The Corporation's overall deposit base grew an average of $344 million, or 4.4% during 1997. Deposit growth, especially in the core deposit base, is the most stable source of liquidity of a bank.

Another substantial source of liquidity is the Corporation's maturing investment securities portfolio, particularly securities maturing within one year. At December 31, 1997, excluding mortgage-related securities, the amortized cost of securities, both securities held to maturity and securities available for sale, maturing within one year amounted to $339 million. At the end of 1997, the securities portfolio contained $434 million at amortized cost of U.S. Treasury and federal agency securities available for sale. These government securities are highly marketable and had a market value of $440 million or 101.5% of amortized cost at year-end.

The loan portfolio is also a source of additional liquidity. The Corporation has $906 million of commercial loans and real estate-construction loans maturing within one year and a steady flow of repayments in the mortgage and installment loan portfolios. Additionally, the Corporation has $3.8 billion of loans secured 1- to 4-family residential property that could possibly be securitized.

Within the classification of short-term borrowings at year-end 1997, federal funds purchased and securities sold under agreements to repurchase totaled $712 million compared to $666 million at the end of 1996. Federal funds are purchased from a sizable network of correspondent banks while securities sold under agreements to repurchase are obtained from a base of individual, business and public entity customers.

The aggregate subsidiary liquidity resources were sufficient in 1997 to fund the growth in loans and the investment securities portfolio, and to meet other needs for cash when necessary. As of December 31, 1997, there were no material commitments for capital expenditures, i.e. to purchase fixed assets.

Deposit growth will continue to be the primary source of bank subsidiary liquidity on a long-term basis, along with stable earnings, the resulting cash generated by operating activities and strong capital positions. Shorter-term liquidity needs will mainly be derived from growth in short-term borrowings, maturing money market investments and investment portfolio securities, loan maturities and access to other funding sources.

Liquidity is also necessary at the parent company level. The parent company's primary sources of funds are dividends and service fees from subsidiaries, borrowings and proceeds from issuance of equity. The parent company manages its liquidity position to provide the funds necessary to pay dividends to stockholders, service debt, invest in subsidiaries and satisfy other operating requirements. Dividends received from subsidiaries totaled $63.4 million in 1997 and will continue to be the parent's main source of long-term liquidity. The dividends from subsidiaries, along with a $17.3 million increase in net short-term borrowed funds, were sufficient to pay cash dividends to the Corporation's common stockholders of $49.3 million in 1997 and fund increased lending activities of nonbanking subsidiaries of $16.3 million.

At December 31, 1997, $131.0 million in dividends could be paid to the parent by affiliates without obtaining prior regulatory approval, subject to the capital needs of the banks. Additionally, the parent company had $120 million of established lines of credit with nonaffiliated banks, of which $87.1 million was in use. Of the amount in use, the parent company downstreamed the majority to the Corporation's residential and commercial mortgage banking subsidiaries and leasing company for their use in funding loans and leases. The parent company also has access to funds from the issuance of the Corporation's commercial paper, although such funds are also downstreamed to the nonbanking subsidiaries. Commercial paper outstanding at December 31, 1997, totaled $1.3 million.

The Corporation's long-term debt-to-equity ratio at December 31, 1997 was 1.9% compared to 4.1% at December 31, 1996. The decrease is attributable to the change in current maturities of long-term borrowings between years.

Management believes that, in the current economic environment, the Corporation's subsidiary and parent company liquidity positions are adequate. There are no known trends nor any known demands, commitments, events or uncertainties that will result or are reasonably likely to result in a material increase or decrease in the Corporation's liquidity.

INTEREST RATE SENSITIVITY AND MARKET RISK

Interest rate risk is the exposure to a bank's earnings and capital arising from changes in future interest rates. All banks assume interest rate risk as an integral part of normal banking operations. The management of interest rate risk includes four components: policy statements, risk limits, risk measurement and reporting procedures.

An important responsibility of the Asset/Liability Committee (ALCO) of each subsidiary bank is the management of risks associated with changing interest rates, changing asset and liability mixes, and their impact on earnings. These ALCO's, in turn, operate under the advisory policy guidelines on interest rate sensitivity set by the Corporation's ALCO. The sensitivity of net interest income to market rate changes is evaluated regularly by the Corporation to determine the effectiveness of interest rate risk management.

Table 20 reflects the Corporations expected cash flows and applicable yields on earning assets and interest-bearing liabilities and the resulting current fair market value after discounting expected cash flows at existing market rates.

TABLE 20:  MARKET RISK ANALYSIS INTEREST RATE RISK

                                                                              Expected Period of Maturity
                               --------------------------------------------------------------------------------------------------
                                          Within              1 - 2             2 - 3             3 - 4             4 - 5
                                          1  YEAR             YEARS             YEARS             YEARS             YEARS
                               --------------------------------------------------------------------------------------------------
                                                YIELD/             YIELD/            YIELD/            YIELD/            YIELD/
                                         BAL     RATE       BAL     RATE      BAL     RATE      BAL     RATE      BAL     RATE
---------------------------------------------------------------------------------------------------------------------------------
                                                                                       ($In Millions)
Short-term investments (V)            $   16     5.36%   $  ---      ---     $---      ---     $---      ---     $---      ---
Loans held for sale (V)                  114     7.44%      ---      ---      ---      ---      ---      ---      ---      ---
Treasury, Agency, Other
 Securities (F)                          284     5.70%      113     6.20%      80     6.36%     103     6.35%     102     6.65%
Treasury, Agency, Other
 Securities (V)                           13     4.38%      ---      ---        3     5.11%       1     7.75%      31     5.51%
Mortgage-related securities (F)            2     6.16%        3     6.78%       2     6.10%      60     6.93%      42     6.77%
Mortgage-related securities (V)          ---      ---       ---      ---      ---      ---      ---      ---      ---      ---
Municipal securities (F)                  23     7.21%       24     7.61%      18     7.75%      26     7.61%      26     7.20%
Residential real estate loans (F)        491     8.03%      341     8.07%     264     8.08%     156     7.95%     115     7.89%
Residential real estate loans (V)        745     8.56%      283     7.40%     240     7.55%     127     7.51%     102     7.53%
Commercial loans (F)                     594     8.86%      266     8.57%     248     8.44%      90     8.31%      68     8.34%
Commercial loans (V)                     883     8.82%       32     8.47%      30     8.46%      28     8.45%      27     8.45%
Consumer loans (F)                       252     8.92%      157     8.82%     110     8.72%      64     8.50%      39     8.31%
Consumer loans (V)                       515    10.04%       16    13.38%     ---      ---      ---      ---      ---      ---
                               --------------------------------------------------------------------------------------------------
Total interest earning assets         $3,932     8.53%   $1,235     8.01%    $995     7.97%    $655     7.63%    $552     7.45%
                               --------------------------------------------------------------------------------------------------
Interest-bearing deposits (F)         $3,221     5.69%   $1,038     5.97%    $181     6.11%    $ 39     5.72%    $ 25     5.84%
Interest-bearing deposits (V)          2,949     2.82%        4     5.55%     ---      ---      ---      ---      ---      ---
Short-term borrowings (V)              1,337     5.67%      ---      ---      ---      ---      ---      ---      ---      ---
Long-term borrowings (F)                 ---      ---         4    14.27%       1     6.42%       1     7.17%       1     6.80%
                               --------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                          $7,507     4.56%   $1,046     6.01%    $182     6.11%    $ 40     5.75%    $ 26     5.85%
                               --------------------------------------------------------------------------------------------------

                                                          Expected Period
                                                            of Maturity
                                                          ----------------
                                                            GREATER THAN
                                                               5 YEARS              TOTAL
                                                          ----------------
                                                                                                        FAIR
                                                                     YIELD/                           MARKET
                                                              BAL     RATE        BAL    RATE          VALUE
------------------------------------------------------------------------------------------------------------
Short-term investments (V)                                 $  ---      ---    $    16    5.36%       $    16
Loans held for sale (V)                                       ---      ---        114    7.44%           114
Treasury, Agency, Other
 Securities (F)                                                73     6.95%       755    6.18%           778
Treasury, Agency, Other
 Securities (V)                                                 1     7.58%        49    5.26%            49
Mortgage-related securities (F)                               356     7.13%       465    7.06%           471
Mortgage-related securities (V)                             1,433     6.59%     1,433    6.59%         1,452
Municipal securities (F)                                       81     7.23%       198    7.37%           200
Residential real estate loans (F)                             234     7.98%     1,601    8.02%         1,614
Residential real estate loans (V)                             275     7.53%     1,772    7.94%         1,791
Commercial loans (F)                                          133     8.28%     1,399    8.61%         1,399
Commercial loans (V)                                           82     8.44%     1,082    8.75%         1,082
Consumer loans (F)                                             69     8.08%       691    8.71%           693
Consumer loans (V)                                            ---      ---        531   10.14%           530
                                                          --------------------------------------------------
Total interest earning assets                              $2,737     7.08%   $10,016    7.90%       $10,189
                                                          --------------------------------------------------
Interest-bearing deposits (F)                              $    2     6.34%   $ 4,506    5.78%       $ 4,520
Interest-bearing deposits (V)                                 ---      ---      2,953    2.83%         2,953
Short-term borrowings (V)                                     ---      ---      1,337    5.67%         1,337
Long-term borrowings (F)                                        8     6.62%        15    8.94%            15
                                                          --------------------------------------------------
Total interest-bearing
 liabilities                                               $   10     6.56%   $ 8,811    4.78%       $ 8,825
                                                          --------------------------------------------------

(V) Variable repricing terms
(F) Fixed repricing terms

In November 1997, the Corporation hedged certain agency issued zero-coupon bonds held by FFC, with a carrying value of $37.2 million and a market value of $41.6 million, by executing various interest rate futures contracts. These contracts had a notional value of $70.5 million and a maturity date of March 1998. Subsequently, in January 1998, the futures contracts were closed and the zero-coupon bonds were sold. A net gain of $5.1 million will be recognized, in investment securities gains, in the first quarter of 1998 from these transactions.

Interest rate sensitivity analysis can be performed in several different ways. The traditional method of measuring interest sensitivity is called "gap" analysis. Gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps.

For all assets and liabilities repriced within one year, the ratio of rate sensitive assets to rate sensitive liabilities was 80.2% at December 31, 1997. As presented, this traditional gap analysis does not accurately reflect the Corporation's true rate sensitivity position. The categories of savings, NOW, and money market accounts have been included in the 0-90 days category for this gap analysis. While these accounts are contractually short-term in nature, it is management's experience that repricing occurs over a longer period of time. Gap analysis also does not reflect the modification of the receipt of cash flows from principal repayments on mortgage related products, both loan and investments, due to changes in interest rate environments. Rising rates would extend the receipt of principal repayments closer to contractual maturity, while declining rates would accelerate the receipt of principal repayments.

TABLE 21:  INTEREST RATE SENSITIVITY ANALYSIS

                                                                           December 31, 1997
                                                 ------------------------------------------------------------------
                                                                      Interest Sensitivity Period
                                                 ------------------------------------------------------------------
                                                                                                     Total Within
                                                     0-90 Days      91-180 Days     181-365 Days        1 Year
                                                 ------------------------------------------------------------------
                                                                            (In Thousands)
Earning assets:
   Loans, held for sale                             $   114,001     $       ---      $       ---      $   114,001
   Investment securities(1)                             746,661         375,446          754,847        1,876,954
   Loans, net of unearned income                      2,449,779         524,329        1,032,766        4,006,874
   Other earning assets                                  15,665             ---              ---           15,665
                                                 ------------------------------------------------------------------
Total                                               $ 3,326,106     $   899,775      $ 1,787,613      $ 6,013,494
                                                 ==================================================================
Interest-bearing liabilities:
   Interest-bearing deposits(2)                     $ 3,981,761     $   894,645      $ 1,284,355      $ 6,160,761
   Other interest-bearing liabilities                   860,135         417,984           58,889        1,337,007
                                                 ------------------------------------------------------------------
Total interest-bearing liabilities                    4,841,896       1,312,629        1,343,244        7,497,768
                                                 ==================================================================
Interest sensitivity gap                             (1,515,790)       (412,854)         444,370       (1,484,274)
                                                 ------------------------------------------------------------------
Cumulative interest sensitivity gap                  (1,515,790)     (1,928,644)      (1,484,274)
Cumulative ratio of rate sensitive assets
   to rate sensitive liabilities at
   December 31, 1997                                       68.7%           68.7%            80.2%
                                                 ==================================================================

                                                          December 31, 1997
                                                     -----------------------------
                                                     Interest Sensitivity Period
                                                     ----------------------------
                                                      Over 1 Year       Total
                                                     ----------------------------
                                                             (In Thousands)
Earning assets:
   Loans, held for sale                                 $      ---    $   114,001
   Investment securities(1)                              1,022,004      2,898,959
   Loans, net of unearned income                         3,069,702      7,076,576
   Other earning assets                                        ---         15,665
                                                     ----------------------------
Total                                                   $4,091,706    $10,105,201
                                                     ============================
Interest-bearing liabilities:
   Interest-bearing deposits(2)                         $1,298,666    $ 7,459,427
   Other interest-bearing liabilities                       15,271      1,352,278
                                                     ----------------------------
Total interest-bearing liabilities                       1,313,937      8,811,705
                                                     ============================
Interest sensitivity gap                                 2,777,770      1,293,496
                                                     ----------------------------
Cumulative interest sensitivity gap
Cumulative ratio of rate sensitive assets
   to rate sensitive liabilities at
   December 31, 1997
                                                     ============================

(1) Securities balances exclude $41.3 million of unrealized gains relating to available for sale securities.
(2) Savings, NOW, and money market account balances totaling $2.76 billion are included in the 0-90 days category. While these accounts are contractually short-term in nature, it is management's experience that repricing occurs over a longer period of time.

The Corporation uses simulation modeling results that incorporate the dynamics of balance sheet and interest rate changes and reflect the related impact on net interest income over a specified time horizon. The Corporation is continually reviewing its interest rate risk position and modifying its strategies based upon simulation projections under various interest rate levels. Additionally, the Corporation may enter into interest rate swap agreements to assist in managing interest rate risk. Management's philosophy is to maintain an appropriate rate sensitive asset and liability position to provide for stability in earnings in the event of significant interest rate changes. The Corporation believes that it has an effective process for managing interest rate risk.

CAPITAL

Stockholders' equity at December 31, 1997, increased to $813.7 million or $12.92 per share compared with $803.6 million or $12.81 per share at the end of 1996. The growth in stockholders' equity in 1997 was diminished by the $89.8 million after-tax charge for merger, integration and other one-time charges related to the merger with FFC. Year-end capital includes a $26.1 million equity component compared to $8.3 million at December 31, 1996, related to unrealized gains on securities available for sale, net of tax effect. Period-end stockholders' equity to assets in 1997 was 7.61% compared to 7.94% at the end of 1996.

Cash dividends paid in 1997 were $0.89 per share compared with $0.76 per share in 1996, an increase of 17.0%. Cash dividends have increased at a 16.8% compounded rate during the past five years.

The adequacy of the Corporation's capital is regularly reviewed to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. The assessment of overall capital adequacy depends on a variety of factors, including asset quality, liquidity, stability of earnings, changing competitive forces, economic condition in markets served and strength of management.

As of December 31, 1997 and 1996, the Corporation's Tier 1 risk-based capital ratios, total risk-based capital (Tier 1 and Tier 2) ratios and Tier 1 leverage ratios were well in excess of regulatory requirements. Management of the Corporation expects to continue to exceed the minimum standards in the future. Capital ratios are included in Note 19, Regulatory Matters, of the notes to consolidated financial statements.

In 1997, the Corporation's Board of Directors authorized management to repurchase up to 125,000 shares of the Corporation's common stock each calendar quarter in the market. The shares repurchased would be available in connection with the Corporation's employee incentive plans and for other corporate purposes. Shares repurchased are held as treasury stock and, accordingly, are accounted for as a reduction of stockholders' equity. The Corporation purchased 102,170 of its common shares in 1997 and 115,855 in 1996.

Management believes that a strong capital position is necessary to take advantage of opportunities for profitable geographic and product expansion, and to provide depositor and investor confidence. The Corporation's capital level remains strong, but must also be maintained at an appropriate level that provides the opportunity for a superior return on capital employed. Management actively reviews capital strategies for the Corporation and each of its subsidiaries to ensure that capital levels are appropriate based on the perceived business risks, future growth opportunities, industry standards, and regulatory requirements.

                                   YEAR 2000

The Year 2000 issue relates to systems designed to use two digits rather than four to define the applicable year. The Corporation uses third party service providers and software vendors almost exclusively. As such, product and service upgrades are the primary remediation strategy which, along with testing, are the major parts of the Corporation's Year 2000 project plan. The Corporation previously completed an initial assessment of the Year 2000 issue, which was performed by an independent third party. Based upon experience to date and recently issued guidance from banking industry regulators and the SEC, management continues to revisit and revise its Year 2000 project plans and related cost estimates. Delivery commitments of Year 2000 ready products from vendors and service providers have been integrated with the Corporation's Year 2000 project plan to ensure that all Mission Critical systems are tested and implemented by the second quarter of 1999. While the Year 2000 related costs have increased from initial estimates, management believes that the costs for Year 2000 compliance are not material and, thus, will not have a significant impact on the Corporation's results of operations, liquidity or capital resources.

                              RECENT DEVELOPMENTS

On April 22, 1998, the Corporation announced the awarding of a 5-for-4 stock split to be effected as a 25 percent stock dividend. The 5-for-4 stock split effected in the form of a 25 percent stock dividend was paid on June 12, 1998, to shareholders of record at the close of business on June 1, 1998. All share data has been adjusted retroactively to reflect the stock split effected in the form of a stock dividend. Any fractional shares resulting from the dividend were paid in cash.

                              PENDING COMBINATIONS

On February 17, 1998 the Corporation announced the signing of a definitive agreement to acquire Citizens Bankshares, Inc. ("Citizens"), parent company of the $164 million Citizens Bank, N.A., with four banking locations in Northeast Wisconsin. The stock-for-stock merger transaction is contingent upon approval of regulatory authorities and the shareholders of Citizens. The transaction, expected to be completed in the fourth quarter of 1998, will be accounted for using the purchase method.

On October 1, 1998, the Corporation announced the signing of a definitive agreement to acquire Windsor Bancshares, Inc. ("Windsor"), in a stock-for-stock merger transaction. Windsor is a $190 million one bank holding company with main office in Minneapolis, Minnesota. Subject to regulatory approval and approval by the shareholders of Windsor, this transaction is expected to be completed in the first quarter of 1999.

                            ACCOUNTING DEVELOPMENTS

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Corporation adopted SFAS No. 131 on January 1, 1998, and required disclosures will be included beginning with the Corporation's 1998 Form 10-K Annual Report.

The FASB has issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits," which is effective for fiscal years beginning after December 15, 1997. This statement revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement of recognition of those plans. It standardizes the disclosure requirements for pensions and other post-retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful. The Corporation adopted SFAS No. 132 on January 1, 1998, and required disclosures will be included beginning with the Corporation's 1998 Form 10-K Annual Report.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued by FASB in June 1998. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value.
The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. The Corporation anticipates that the adoption of SFAS No. 133 will not have a material impact in the Corporation's financial statements.

                       CONSOLIDATED FINANCIAL STATEMENTS


                               TABLE OF CONTENTS



                                                                    PAGE
CONSOLIDATED FINANCIAL STATEMENTS OF ASSOCIATED BANC-CORP
AND SUBSIDIARIES FOR THE YEARS ENDED DECEMBER 31, 1997,
1996 AND 1995:

     Consolidated Statements of Financial Condition                  D-39
     Consolidated Statements of Income                               D-40
     Consolidated Statements of Changes in Stockholders' Equity      D-41
     Consolidated Statements of Cash Flows                           D-42
     Notes to Consolidated Financial Statements                      D-43
     Independent Auditors Reports                                    D-68

CONSOLIDATED FINANCIAL STATEMENTS OF ASSOCIATED BANC-CORP
AND SUBSIDIARIES FOR THE SIX MONTHS ENDED JUNE 30, 1998
AND 1997 (UNAUDITED):

     Consolidated Statements of Financial Condition (Unaudited)      D-70
     Consolidated Statements of Income (Unaudited)                   D-71
     Consolidated Statements of Cash Flows (Unaudited)               D-72
     Notes to Consolidated Financial Statements                      D-73


                             ASSOCIATED BANC-CORP
                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                               December 31,
                                                                                        1997                1996
                                                                                  ------------------------------------
                                                                                    (In Thousands Except Share Data)
ASSETS
Cash and due from banks                                                               $   288,021         $   369,842
Interest-bearing deposits in other financial institutions                                   4,154               3,183
Federal funds sold and securities purchased under agreements to resell                     11,511              27,977
Investment securities:
 Held to maturity - at amortized cost
  (Fair value of approximately $782,240 and $1,074,412 at
  December 31, 1997 and 1996, respectively)                                               772,524           1,079,749
 Available for sale - at fair value                                                     2,167,694           1,674,189
Loans held for sale                                                                       114,001              42,490
Loans                                                                                   7,076,576           6,658,357
Allowance for possible loan losses                                                        (92,731)            (71,767)
----------------------------------------------------------------------------------------------------------------------
 Loans, net                                                                             6,983,845           6,586,590
Premises and equipment                                                                    127,823             127,708
Other assets                                                                              221,866             211,655
----------------------------------------------------------------------------------------------------------------------
  Total assets                                                                        $10,691,439         $10,123,383
======================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Noninterest-bearing deposits                                                          $   904,710         $   804,020
Interest-bearing deposits                                                               7,459,427           7,155,278
----------------------------------------------------------------------------------------------------------------------
  Total deposits                                                                        8,364,137           7,959,298
Short-term borrowings                                                                   1,337,008           1,201,393
Long-term borrowings                                                                       15,270              33,329
Accrued expenses and other liabilities                                                    161,331             125,801
----------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                     9,877,746           9,319,821
----------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities                                                        ---                 ---
----------------------------------------------------------------------------------------------------------------------
Stockholders' equity
Preferred stock (Par value $1.00 per share, authorized 750,000 shares,
 no shares issued)                                                                            ---                 ---
Common stock (Par value $0.01 per share, authorized 100,000,000 shares, issued 62,993,309 and 62,763,964 shares at
 December 31, 1997 and 1996, respectively)                                                    504                 465
Surplus                                                                                   218,072             230,810
Retained earnings                                                                         569,996             564,924
Net unrealized gain on securities available for sale, net of taxes                         26,144               8,281
Less:  Treasury stock at cost (23,618 shares in 1997 and
    32,783 shares in 1996)                                                                 (1,023)               (918)
----------------------------------------------------------------------------------------------------------------------
 Total stockholders' equity                                                               813,693             803,562
----------------------------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                                           $10,691,439         $10,123,383
======================================================================================================================

         See accompanying notes to Consolidated Financial Statements.

                             ASSOCIATED BANC-CORP
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                         For the Years Ended December 31,
                                                                                          1997          1996        1995
                                                                                     ---------------------------------------
                                                                                       (In Thousands Except Per Share Data)
INTEREST INCOME
Interest and fees on loans                                                              $592,071      $563,699    $534,269
Interest and dividends on investment securities:
 Taxable                                                                                 184,231       156,967     151,575
 Tax-exempt                                                                                9,164         8,827       7,584
Interest on deposits in other financial institutions                                         779           437         596
Interest on federal funds sold and securities purchased
 under agreements to resell                                                                  999         1,267       2,426
Interest on trading account securities                                                       ---           ---         408
--------------------------------------------------------------------------------------------------------------------------
 Total interest income                                                                   787,244       731,197     696,858
--------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                                                     337,443       320,915     303,083
Interest on short-term borrowings                                                         72,509        52,184      55,105
Interest on long-term borrowings                                                           1,685         2,824       2,311
--------------------------------------------------------------------------------------------------------------------------
 Total interest expense                                                                  411,637       375,923     360,499
--------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                                      375,607       355,274     336,359
Provision for possible loan losses                                                        31,668        13,695      14,029
--------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for possible loan losses                             343,939       341,579     322,330
--------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
Trust service fees                                                                        28,764        25,185      22,243
Service charges on deposit accounts                                                       27,909        26,004      23,861
Mortgage banking income                                                                   25,709        23,873      18,052
Loan fees                                                                                 16,407        14,505      13,023
Retail commission income                                                                  15,446        12,757      10,760
Asset sale gains, net                                                                        852        12,520         428
Investment securities gains (losses), net                                                (32,776)      (10,678)      1,512
Other                                                                                     13,665        12,679      15,110
--------------------------------------------------------------------------------------------------------------------------
 Total noninterest income                                                                 95,976       116,845     104,989
--------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and employee benefits                                                           133,656       126,154     115,837
Net occupancy expense                                                                     20,297        19,563      19,159
Data processing expense                                                                   16,900        15,905      15,068
Business development and advertising                                                      15,936        14,754      11,120
Equipment rentals, depreciation and maintenance                                           12,600        12,033      11,433
Stationery and supplies                                                                    5,532         5,030       5,325
FDIC expense                                                                               3,284         9,675      13,799
Merger, integration and other one-time charges                                            51,622        33,005       6,458
Other                                                                                     63,820        57,116      54,728
--------------------------------------------------------------------------------------------------------------------------
 Total noninterest expense                                                               323,647       293,235     252,927
--------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item                                        116,268       165,189     174,392
Income tax expense                                                                        63,909        57,487      62,381
--------------------------------------------------------------------------------------------------------------------------
 Income before extraordinary item                                                         52,359       107,702     112,011
Extraordinary item, net of income taxes of $370                                              ---          (686)        ---
--------------------------------------------------------------------------------------------------------------------------
Net income                                                                              $ 52,359      $107,016    $112,011
==========================================================================================================================
Earnings per share:
 Basic:
  Income before extraordinary item                                                      $   0.83      $   1.70    $   1.82
  Extraordinary item                                                                         ---          (.01)        ---
  Net income                                                                            $   0.83      $   1.69    $   1.82
 Diluted:
  Income before extraordinary item                                                      $   0.82      $   1.67    $   1.79
  Extraordinary item                                                                         ---          (.01)        ---
  Net Income                                                                            $   0.82      $   1.66    $   1.79
==========================================================================================================================

         See accompanying notes to Consolidated Financial Statements.

                             ASSOCIATED BANC-CORP
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                        Net
                                                                                                    Unrealized
                                                                                                    Gain (Loss)
                                                        Common Stock                              on Securities
                                                      ----------------                  Retained    Available        Treasury
                                                      Shares    Amount     Surplus      Earnings    for Sale          Stock
                                                                                                  (In Thousands)
Balance, December 31, 1994, as previously reported    14,531      $145     $159,086     $148,081    $ (3,986)        $(4,043)
Adjustment to retroactively restate 1997 business
 combinations accounted for as pooling of interests   27,850       278       75,214      261,949      (8,619)            ---
                                                   --------------------------------------------------------------------------
Balance December 31, 1994, as restated                42,381       423      234,300      410,030     (12,605)         (4,043)
                                                   --------------------------------------------------------------------------

Net income                                               ---       ---          ---      112,011         ---             ---
Cash dividends, $0.65 per share                          ---       ---          ---      (16,924)        ---             ---
Cash dividends of pooled affiliates                      ---       ---          ---      (14,156)        ---             ---
5-for-4 stock split effected in the form of a
 stock dividend                                        3,153        32          ---          (32)        ---             ---
Exercise of incentive stock options                      509         5        2,610          ---         ---           1,863
Payment on ESOP loan                                     ---       ---          ---          ---         ---             ---
Tax benefits of restricted shares and options            ---       ---          443          ---         ---             ---
Change in unrealized gain (loss) on securities
 available for sale, net of related income taxes         ---       ---          ---          ---      12,693             ---
Reissuance of treasury stock in a business
 combination                                             (15)      ---         (478)         ---         ---             478
Purchase of treasury stock                               ---       ---          ---          ---         ---          (2,085)
Pre-merger transactions of pooled company                 44       ---          822          ---         ---             ---
                                                   --------------------------------------------------------------------------
Balance, December 31, 1995                            46,072       460      237,697      490,929          88          (3,787)
                                                   --------------------------------------------------------------------------

Net income                                               ---       ---          ---      107,016         ---             ---
Cash dividends, $0.76 per share                          ---       ---          ---      (20,278)        ---             ---
Cash dividends of pooled affiliates                      ---       ---          ---      (19,309)        ---             ---
Issuance of stock in connection with business
 combinations                                            868         9        9,800        6,566           8             ---
Exercise of incentive stock options                      303         3          966          ---         ---           2,208
Tax benefits of restricted shares and options            ---       ---          564          ---         ---             ---
Retirement of stock previously issued in
 connection with a business combination                 (212)       (2)      (3,760)         ---         ---           3,762
Payment on ESOP loan                                     ---       ---          ---          ---         ---             ---
Change in unrealized gain (loss) on securities
 available for sale, net of related income taxes         ---       ---          ---          ---       8,185             ---
Purchase of treasury stock                               ---       ---          ---          ---         ---          (3,101)
Pre-merger transactions of pooled company               (496)       (5)     (14,457)         ---         ---             ---
                                                   --------------------------------------------------------------------------
Balance, December 31, 1996                            46,535       465      230,810      564,924       8,281            (918)
                                                   --------------------------------------------------------------------------

Net income                                               ---       ---          ---       52,359         ---             ---
Cash dividends, $0.89 per share                          ---       ---          ---      (16,983)        ---             ---
Cash dividends of pooled affiliates                      ---       ---          ---      (32,345)        ---             ---
6-for-5 stock split effected in the form of a
 stock dividend                                        3,746        37          (37)         ---         ---             ---
Issuance of stock in connection with business
 combinations                                            345         4        3,778        4,218          64             ---
Exercise of incentive stock options                      382         4        3,847       (2,177)        ---           3,494
Tax benefits of restricted shares and options            ---       ---          716          ---         ---             ---
Change in unrealized gain (loss) on securities
 available for sale, net of related income taxes         ---       ---          ---          ---      17,799             ---
Purchase of treasury stock                               ---       ---          ---          ---         ---          (3,599)
Pre-merger transactions of pooled company               (613)       (6)     (21,042)         ---         ---             ---
                                                   --------------------------------------------------------------------------
Balance, December 31, 1997, prior to subsequent       50,395       504      218,072      569,996      26,144          (1,023)
 event
                                                   --------------------------------------------------------------------------
Subsequent Event (Note 21)                            12,598       126         (126)         ---         ---             ---
                                                   --------------------------------------------------------------------------
Balance, December 31, 1997                            62,993      $630     $217,946     $569,996    $ 26,144         $(1,023)
                                                   ==========================================================================



                                                             Common Stock
                                                              Purchased
                                                               by ESOP             Total

Balance, December 31, 1994, as previously reported            $   ---             $299,283
Adjustment to retroactively restate 1997 business
 combinations accounted for as pooling of interests            (1,608)             327,214
                                                             -----------------------------
Balance December 31, 1994, as restated                         (1,608)             626,497
                                                             -----------------------------

Net income                                                        ---              112,011
Cash dividends, $0.65 per share                                   ---              (16,924)
Cash dividends of pooled affiliates                               ---              (14,156)
5-for-4 stock split effected in the form of a
 stock dividend                                                   ---                  ---
Exercise of incentive stock options                               ---                4,478
Payment on ESOP loan                                              790                  790
Tax benefits of restricted shares and options                     ---                  443
Change in unrealized gain (loss) on securities
 available for sale, net of related income taxes                  ---               12,693
Reissuance of treasury stock in a business
 combination                                                      ---                  ---
Purchase of treasury stock                                        ---               (2,085)
Pre-merger transactions of pooled company                         547                1,369
                                                             -----------------------------
Balance, December 31, 1995                                       (271)             725,116
                                                             -----------------------------

Net income                                                        ---              107,016
Cash dividends, $0.76 per share                                   ---              (20,278)
Cash dividends of pooled affiliates                               ---              (19,309)
Issuance of stock in connection with business
 combinations                                                     ---               16,383
Exercise of incentive stock options                               ---                3,177
Tax benefits of restricted shares and options                     ---                  564
Retirement of stock previously issued in
 connection with a business combination                           ---                  ---
Payment on ESOP loan                                              271                  271
Change in unrealized gain (loss) on securities
 available for sale, net of related income taxes                  ---                8,185
Purchase of treasury stock                                                          (3,101)
Pre-merger transactions of pooled company                         ---              (14,462)
                                                             -----------------------------
Balance, December 31, 1996                                        ---              803,562
                                                             -----------------------------

Net income                                                        ---               52,359
Cash dividends, $0.89 per share                                   ---              (16,983)
Cash dividends of pooled affiliates                               ---              (32,345)
6-for-5 stock split effected in the form of a
 stock dividend                                                   ---                  ---
Issuance of stock in connection with business
 combinations                                                     ---                8,064
Exercise of incentive stock options                               ---                5,168
Tax benefits of restricted shares and options                     ---                  716
Change in unrealized gain (loss) on securities
 available for sale, net of related income taxes                  ---               17,799
Purchase of treasury stock                                        ---               (3,599)
Pre-merger transactions of pooled company                         ---              (21,048)
                                                             -----------------------------
Balance, December 31, 1997, prior to subsequent                   ---              813,693
 event
                                                             -----------------------------
Subsequent Event (Note 21)                                        ---                  ---
                                                             -----------------------------
Balance, December 31, 1997                                        ---             $813,693
                                                             =============================

See accompanying notes to Consolidated Financial Statements.

                             ASSOCIATED BANC-CORP
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           For the Years Ended December 31,
                                                                                     -----------------------------------------
                                                                                           1997           1996          1995
                                                                                     -----------------------------------------
                                                                                                      (In Thousands)
OPERATING ACTIVITIES
 Net Income                                                                              $  52,359    $   107,016    $ 112,011
Adjustments to reconcile net income to net cash provided by operating activities:
 Provision for possible loan losses                                                         31,668         13,695       14,029
 Provision for losses on other real estate owned                                               ---           (467)         502
 Depreciation and amortization                                                              14,418         14,415       13,075
 Amortization of mortgage servicing rights                                                   6,472          4,237        2,537
 Amortization of intangibles                                                                 6,217         11,983        8,306
 Deferred income taxes                                                                     (20,953)        (4,342)      (6,174)
 Net amortization (accretion) of premiums and discounts                                     (1,499)        (9,116)       1,091
 (Gain) loss on sales of securities, net                                                    32,776         10,678       (1,512)
 Decrease (increase) in interest receivable and other assets                                (1,663)         8,369       (9,548)
 Increase in interest payable and other liabilities                                         33,597          7,842       16,389
 Amortization (accretion) of loan fees and costs                                              (522)           151         (224)
 Purchase of trading account securities                                                        ---             (5)      (1,294)
 Proceeds from sales of trading account securities                                             ---             37        1,332
 Net (increase) decrease in loans held for sale                                              5,810         29,586      (17,112)
 Gain on sales of loans held for sale, net                                                  (8,981)        (6,976)      (3,390)
 Gain on other asset sale, net                                                                (852)       (12,520)        (428)
 Other, net                                                                                    ---           (417)         165
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                $ 148,847    $   174,166    $ 129,755
------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Net decrease in federal funds sold and securities purchased under agreements to
 resell                                                                                  $  20,891    $    31,698    $  12,535
Net decrease (increase) in interest-bearing deposits in other financial institutions          (971)        32,398      (11,391)
Purchases of held to maturity securities                                                  (203,759)      (192,744)    (205,029)
Purchases of available for sale securities                                                (316,112)    (1,156,929)    (132,740)
Proceeds from sales of available for sale securities                                        71,178        434,145       20,946
Maturities of held to maturity securities                                                  258,034        351,966      408,376
Maturities of available for sale securities                                                 29,260        362,536      149,199
Net increase in loans                                                                     (466,093)      (418,676)    (427,980)
Proceeds from sales of other real estate owned                                               7,177          9,262        9,440
Purchases of premises and equipment, net of disposals                                      (11,805)       (27,528)      (7,737)
Mortgage servicing rights additions                                                         (9,801)        (8,867)      (8,341)
Net cash received (paid) in acquisition of subsidiary                                        5,051            461         (480)
Proceeds from sale of other assets                                                             343         62,573          182
------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                    $(616,607)   $  (519,705)   $(193,020)
------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net increase in deposits                                                                 $ 337,191    $   163,736    $ 229,058
Net increase (decrease) in short-term borrowings                                           117,555        264,186      (40,723)
Cash dividends                                                                             (49,328)       (39,587)     (31,080)
Repayment of long-term borrowings                                                              ---         (2,644)     (80,081)
Proceeds from issuance of long-term borrowings                                                 ---          6,000       15,000
Proceeds from exercise of stock options                                                      5,168          3,177        4,478
Proceeds from vesting of employee benefit plans                                                ---            271        1,929
Stock purchases by pooled company                                                          (21,048)       (14,447)         ---
Purchase of treasury stock                                                                  (3,599)        (3,101)      (2,085)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                $ 385,939    $   377,591    $  96,496
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                       (81,821)        32,052       33,231
Cash and due from banks at beginning of year                                               369,842        337,790      304,559
------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks at end of year                                                   $ 288,021    $   369,842    $ 337,790
------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
Cash paid during the year for:
 Interest                                                                                $ 409,797    $   375,318    $ 349,899
 Income taxes                                                                               79,440         59,661       67,741
Supplemental schedule of noncash investing activities:
 Loans transferred to other real estate                                                      5,263          9,135        7,409
 Loans made in connection with the disposition of other real estate                            240            223          177
 Mortgage loans securitized and transferred to securities available for sale                   ---        161,087          ---
 Securities transferred from held to maturity to available for sale                        251,946            ---      412,771
 Mortgage loans transferred to loans held for sale                                          68,340         27,068       15,467
 Acquisitions:
  Fair value of assets acquired, including cash and cash equivalents                           ---         40,715        3,670
  Value ascribed to intangibles                                                                ---          1,900        1,462
  Liabilities assumed                                                                          ---         34,772        5,132
==============================================================================================================================

         See accompanying notes to Consolidated Financial Statements.

                             ASSOCIATED BANC-CORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996, AND 1995

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of Associated Banc-Corp and its subsidiaries (Corporation) conform to generally accepted accounting principles and to general practice within the banking and mortgage banking industries. The following is a description of the more significant of those policies.

Throughout the notes to Consolidated Financial Statements, references are made to FFC (First Financial Corporation) and its wholly owned subsidiary FFB (First Financial Bank).

BUSINESS

The Corporation provides a full range of banking and related financial services to individual and corporate customers through its network of bank and nonbank affiliates in Wisconsin, Illinois, Nevada, Arizona, California and Missouri. The Corporation is subject to competition from other financial institutions and is regulated by federal and state banking agencies and undergoes periodic examinations by those agencies.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The Consolidated Financial Statements include the accounts of the Corporation and subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation. Results of operations of companies purchased are included from the date of acquisition. The Consolidated Financial Statements have been restated to include companies acquired under pooling of interests when material. Certain amounts in the 1995 and 1996 consolidated financial statements have been reclassified to conform with the 1997 presentation.

In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Estimates that are particularly susceptible to significant change include the determination of the allowance for possible loan losses and the valuation of investments and mortgage servicing rights.

INVESTMENT SECURITIES

Securities are classified as held to maturity, available for sale, or trading. Investment securities classified as held to maturity, which management has the intent and ability to hold to maturity, are reported at amortized cost, adjusted for amortization of premiums and accretion of discounts using a method that approximates level yield. The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to earlier of call date or maturity, or in the case of mortgage-related securities, over the estimated life of the security. Such amortization and accretion is included in interest income from the related security. Available for sale and trading securities are reported at fair value with unrealized gains and losses, net of related deferred income taxes, included in stockholders' equity or income, respectively. Realized securities gains or losses and declines in value judged to be other than temporary are included in investment securities gains (losses), net in the consolidated statements of income. The cost of securities sold is based on the specific identification method. Any security for which there has been other than temporary impairment of value is written down to its estimated market value.

In determining if declines in value are other than temporary, management estimates future cash flows to be generated by pools of loans underlying the mortgage-related securities. Included in this evaluation are such factors as
(i) estimated loan prepayment rates, (ii) a review of delinquencies, foreclosures, repossessions and recovery rates relative to the underlying mortgage loans collateralizing each security, (iii) the level of available subordination or other credit enhancements, (iv) an assessment of the servicer of the underlying mortgage portfolio and (v) the rating assigned to each security by independent national rating agencies.

LOANS

Loans and leases are carried at the principal amount outstanding, net of any unearned income. Unearned income, primarily from direct leases, is recognized on a basis that generally approximates a level yield on the outstanding balances receivable. Interest on all other loans is based upon the principal amount outstanding.

Loans are normally placed on nonaccrual status when contractually past due 90 days or more as to interest or principal payments. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact on the collectibility of principal or interest on loans, it is management's practice to place such loans on nonaccrual status immediately, rather than delaying such action until the loans become 90 days past due. Previously accrued and uncollected interest on such loans is reversed, amortization of related loan fees is suspended, and income is recorded only to the extent that interest payments are subsequently received in cash and a determination has been made that the principal balance of the loan is collectable. If collectibility of the principal is in doubt, payments received are applied to loan principal.

Loan origination fees and certain direct loan origination costs on real estate and commercial loans are deferred and recognized as an adjustment of yield using the interest method. Nonrefundable fees and direct origination costs associated with installment loans are insignificant and are not accounted for as an adjustment of yield of the related loan categories. Loan origination fees and direct origination costs on residential real estate loans held for sale are also not accounted for as an adjustment of yield. All other loan fees are included in other income.

LOANS HELD FOR SALE

Loans held for sale are recorded at the lower of cost or market as determined on an aggregate basis and generally consist of current production of certain fixed-rate first mortgage loans. Holding costs are treated as period costs.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The allowance for possible loan losses is a reserve for estimated credit losses. Credit losses arise primarily from the loan portfolio. Actual credit losses, net of recoveries, are deducted from the allowance for possible loan losses. A provision for possible loan losses, which is a charge against earnings, is added to bring the allowance to a level that, in management's judgment, is adequate to absorb losses inherent in the loan portfolio. Management performs an ongoing assessment of the loan portfolio to determine the appropriate level of the allowance. The factors considered in the evaluation include, but are not necessarily limited to, estimated losses from loans, general economic conditions, deterioration in credit concentration or pledged collateral, historical loss experience, and trends in portfolio volume, maturity, composition, delinquencies and nonaccruals. Estimated credit losses related to off balance sheet arrangements, if any, are included in accrued expenses and other liabilities.

Management, considering current information and events regarding the borrower's ability to repay their obligations, considers a loan to be impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the note agreement, including principal and interest. Management has determined that commercial loans and commercial real estate loans that have a nonaccrual status or have had their terms restructured meet this definition. Large groups of homogeneous loans, such as mortgage and installment loans and leases, are collectively evaluated for impairment. The amount of impairment is measured based on the fair value of the collateral, if the loan is collateral dependent, or alternatively, at the present value of expected future cash flows discounted at the loan's effective interest rate. Interest income on impaired loans is recorded when cash is received and only if principal is considered to be fully collectable.

Management believes that the allowance for possible loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for possible loan losses. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

REAL ESTATE ACQUIRED IN FORECLOSURE

Real estate acquired in foreclosure includes properties acquired in partial or total satisfaction of loans and is included in other assets in the accompanying consolidated statements of financial condition. Properties are recorded at the lower of recorded investment in the loans at the time of acquisition or the fair value of the properties, less estimated selling costs. Any write-down in the carrying value of a property at the time of acquisition is charged to the allowance for possible loan losses. Any subsequent write-downs to reflect current fair market value, as well as gains and losses on disposition and revenues and expenses incurred in maintaining such properties, are expensed.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets or the lease term. Maintenance and repairs are charged to expense as incurred while additions or major improvements are capitalized and depreciated over their estimated useful lives. Estimated useful lives for premises include periods up to 50 years and for equipment include periods up to 10 years.

INTANGIBLES

The excess of the purchase price over the fair value of net assets of subsidiaries acquired consists primarily of goodwill and core deposit intangibles that are being amortized on straight-line and accelerated methods. Goodwill is amortized to operating expense over periods of 10 to 40 years. Core deposit intangibles are amortized to expense over periods of 7 to 10 years. Other intangibles are amortized on an accelerated basis over shorter periods. The Corporation reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During 1997 and 1996, the Corporation recorded additional goodwill and deposit base intangible amortization of $1.6 million and $4.2 million, respectively.

Goodwill outstanding, net of accumulated amortization, at December 31, 1997 and 1996 was $22.7 million and $26.7 million, respectively. Deposit base intangibles outstanding, net of accumulated amortization, at December 31, 1997 and 1996 was $11.7 million and $15.6 million, respectively.

MORTGAGE SERVICING RIGHTS

The Corporation recognizes as separate assets the rights to service mortgage loans for others, however those rights are acquired. Capitalized mortgage servicing rights are assessed for impairment based on the fair value of those rights.

The fair value of mortgage servicing rights is determined based on quoted market prices for comparable transactions or a present value model of expected future cash flows. Mortgage servicing rights are amortized proportionately in relation to the associated servicing revenues over the estimated lives of the serviced loans. The Corporation evaluates and measures impairment of its servicing rights using stratifications based on the risk characteristics of the underlying loans. Management has determined those risk characteristics to include method of acquisition (bulk versus loan-by-loan). Bulk acquisitions are further stratified by loan type, while loan-by-loan acquisitions are further stratified by loan type and interest rate. Impairment is recognized through a valuation allowance.

Deferred servicing rights are recorded when mortgage loans are sold with servicing retained and the actual service fee rate is in excess of the normal service fee rate. The present value of the deferred servicing rights is amortized on an accelerated basis over the estimated life of the remaining loan portfolio. The effects of prepayments are recognized based upon both historical and current prepayment conditions.

Effective January 1, 1997, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 requires that after a transfer of financial assets, the Corporation must recognize the financial and servicing assets controlled and liabilities incurred, and derecognize financial assets and liabilities in which control is surrendered or debt is extinguished. In such cases, servicing assets are determined based on estimated future revenues from contractually specified servicing fees and other ancillary revenues that are expected to compensate the Corporation for performing the servicing. The adoption of SFAS No. 125 has not had a material effect on the Corporation's consolidated financial statements.

INCOME TAXES

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes.

The Corporation files a consolidated federal income tax return and individual subsidiary state income tax returns. Accordingly, amounts equal to tax benefits of those subsidiaries having taxable federal losses or credits are reimbursed by other subsidiaries that incur federal tax liabilities.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation enters into interest rate swap agreements to manage interest rate exposure in its loan portfolio from changes in market interest rates. These agreements involve the receipt of fixed or floating rate amounts in exchange for floating or fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued monthly and recognized as an adjustment to interest income or expense. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair values of the swap agreements are not recognized in the consolidated financial statements. Gains or losses from terminated agreements are deferred and accreted or amortized to interest income over the remaining life of the asset related to the terminated agreement.

Interest rate futures contracts are commitments to either purchase or sell a financial instrument at a specified price on an agreed-upon future date. These contracts may be settled either in cash or by delivery of the underlying financial instruments. Positions which are designated and effectively hedge specific securities are correlated based on certain duration and convexity parameters. Realized gains and losses on positions used in the management of specific asset positions are deferred and amortized over the terms of the item hedged as adjustments to interest income. Gains or losses from terminated contracts are recognized as an adjustment to the hedged asset's recognized gain or loss, included in investment security sales gains or losses in noninterest income.

STOCK OPTION PLAN

The Corporation accounts for its stock option and equity awards in accordance with Accounting Principles and Board Opinion No. 25 (APB Opinion No. 25) and related interpretations. The Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996. The Corporation has included in Note 11 the impact of the fair value of employee stock-based compensation plans on net income and earnings per share on a pro forma basis for awards granted since January 1, 1995, pursuant to SFAS No. 123.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, cash and cash equivalents are considered to include cash and due from banks.

PER SHARE COMPUTATIONS

The Corporation adopted SFAS No. 128, "Earnings Per Share," which became effective at year end 1997 for all periods presented. Under the provisions of SFAS No. 128, primary and fully diluted earnings per share were replaced with basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares adjusted for the dilutive effect of outstanding stock options.

All per share financial information except for the share information in the consolidated statements of changes in stockholders' equity, has been adjusted to reflect the 5-for-4 stock split, effected as a 25% stock dividend, paid to shareholders on June 15, 1995, the 6-for-5 stock split, effected as a 20% stock dividend, paid to shareholders on March 17, 1997, and the 5-for-4 stock split, effected as a 25% stock dividend, payable to shareholders on June 12, 1998 (Note
21). The Corporation issued 500,995 shares of common stock to a wholly owned subsidiary as part of the 1996 acquisition of F&M Bankshares of Reedsburg, Inc. These shares are not reflected on the consolidated statements of financial condition as issued or outstanding nor were they adjusted for the 1997 6-for-5 stock split or the 1998 5-for-4 stock split.

NOTE 2 BUSINESS COMBINATIONS:

The following table summarizes completed transactions during the three years ended December 31, 1997:

                                                                             Consideration Paid
                                                                        -----------------------------
                                                                                          Shares of
                                               Date         Method of         Cash         Common     Total Assets     Intangibles
Name of Acquired Company                     Acquired      Accounting     (In Millions)   Stock(A)    (In Millions)   (In Millions)
------------------------------------------------------------------------------------------------------------------------------------


FirstRock Bancorp, Inc. (C)(F)                   2/95      Pooling of         $---         5,219,226       $  377          $---
Rockford, Illinois                                          interests

Great Northern Mortgage Company                  7/95       Purchase           1.2               ---          (B)           1.5
Rolling Meadows, Illinois

GN Bancorp, Inc. (C)                             8/95      Pooling of          ---         1,121,439          130           ---
Chicago, Illinois                                           interests

SBL Capital Bank Shares, Inc. (D)                3/96      Pooling of          ---           499,435           68           ---
Lodi, Wisconsin                                             interests

Greater Columbia Bank Shares, Inc. (C)           4/96      Pooling of          ---         1,451,451          211           ---
Portage, Wisconsin                                          interests

F&M Bankshares of Reedsburg, Inc.                7/96      Pooling of          ---           802,485          139           ---
Reedsburg, Wisconsin (D)(E)                                 interests

Mid-America National Bancorp, Inc.               7/96       Purchase           7.8               ---           39           1.9
Chicago, Illinois

Centra Financial, Inc. (D)                       2/97      Pooling of          ---           517,956           76           ---
West Allis, Wisconsin                                       interests


First Financial Corporation (C)                 10/97      Pooling of          0.1        34,794,911        6,005           ---
Stevens Point, Wisconsin                                    interests

(A) Share amounts have been restated to reflect the 6-for-5 stock split to be effected as a 20% stock dividend paid on March 17, 1997, and to reflect the 5-for-4 stock split to be effected as a 25% stock dividend paid on June 12, 1998.
(B) The Corporation acquired approximately $535 million in mortgage servicing as part of this acquisition.
(C) All consolidated financial information has been restated as if the transaction had been effected as of the beginning of the earliest period presented.
(D) The transaction was not material to prior years' reported operating results and, accordingly, previously reported results were not restated.
(E) See "Per Share Computations" in Note 1.
(F) Acquired by FFC prior to its merger with the Corporation.

NOTE 3 MERGER, INTEGRATION AND OTHER ONE-TIME CHARGES:

The Corporation recorded merger, integration and other one-time charges of $51.6 million, $33.0 million and $6.5 million in 1997, 1996 and 1995, respectively. Merger, integration and other one-time charges of $51.6 million recorded in 1997 were associated with the acquisition of FFC. One-time charges in 1996 consist of $28.8 million associated with the recapitalization of the Savings Association Insurance Fund
(SAIF) and $4.2 million relating to a change in accounting for the amortization of goodwill and other intangible assets. Merger and integration charges recorded in 1995 relate to the acquisition of FirstRock Bancorp, Inc. by FFC. The components of the charges are shown below:

                                                                                          Year Ended December 31,
                                                                                     -------------------------------
                                                                                          1997      1996      1995
                                                                                     -------------------------------
                                                                                               (In Thousands)
Employee/director severance and contract costs                                           $12,598   $   ---    $3,813
SAIF recapitalization charge                                                                 ---    28,767       ---
Costs associated with duplicative facilities, computer systems,                           20,181       ---       740
 software and integration
Investment banking, legal and accounting fees                                             11,151       ---     1,035
Change in accounting for the amortization of goodwill
 and other intangible assets                                                                 ---     4,238       ---
Other                                                                                      7,692       ---       870
                                                                                     -------------------------------
  Total merger, integration and other one-time charges                                   $51,622   $33,005    $6,458
                                                                                     ===============================

The pretax impact of merger, integration and other one-time charges on basic earnings per share was $0.82, $0.52 and $0.10 in 1997, 1996 and 1995 respectively. The pretax effect of these charges on diluted earnings per share was $0.81 in 1997, $0.51 in 1996, and $0.10 in 1995.

The 1997 merger, integration and other one-time charges of $51.6 million consisted of $22.5 million in cash expenditures made in 1997, $4.5 million in noncash asset write-downs and $24.6 million in anticipated cash expenditures which the Corporation expects will be paid in 1998.

In addition, as a result of the merger with FFC, the Corporation also recorded an additional provision for possible loan losses of $16.8 million in order to conform with the policies, practices and procedures of the Corporation, and as discussed in Note 5, Investment Securities, a $35.3 million pre-tax charge for other than temporary impairment of value in the fourth quarter of 1997.

NOTE 4 RESTRICTIONS ON CASH AND DUE FROM BANKS:

The Corporation's bank subsidiaries are required to maintain certain vault cash and reserve balances with the Federal Reserve Bank to meet specific reserve requirements. These requirements approximated $57.4 million at December 31, 1997.

NOTE 5 INVESTMENT SECURITIES:

The amortized cost and fair values of securities held to maturity at December 31, 1997 and 1996 were as follows:

                                                                                               1997
                                                                      ----------------------------------------------------
                                                                                       Gross         Gross
                                                                         Amortized   Unrealized   Unrealized
                                                                           Cost        Gains        Losses      Fair Value
                                                                      ----------------------------------------------------
                                                                                         (In Thousands)
U. S. Treasury securities                                                 $    498      $     2      $   ---      $    500
Federal agency securities                                                  146,259          896         (337)      146,818
Mortgage-related securities                                                361,298        6,540       (1,886)      365,952
Obligations of state and political subdivisions                            183,286        3,038          (24)      186,300
Other securities (debt)                                                     81,183        1,491           (4)       82,670
                                                                      ----------------------------------------------------
Total                                                                     $772,524      $11,967      $(2,251)     $782,240
                                                                      ====================================================

                                                                                                1996
                                                                      -----------------------------------------------------
                                                                                        Gross         Gross
                                                                         Amortized    Unrealized   Unrealized
                                                                            Cost        Gains        Losses      Fair Value
                                                                      -----------------------------------------------------
                                                                                          (In Thousands)
U. S. Treasury securities                                                $    4,204       $    9     $    (10)   $    4,203
Federal agency securities                                                   143,927          922         (928)      143,921
Mortgage-related securities                                                 673,990        6,676      (12,298)      668,368
Obligations of state and political subdivisions                             195,860        1,326       (1,621)      195,565
Other securities (debt)                                                      61,768          674          (87)       62,355
                                                                      -----------------------------------------------------
Total                                                                    $1,079,749       $9,607     $(14,944)   $1,074,412
                                                                      =====================================================

The amortized cost and fair values of securities available for sale at December 31, 1997 and 1996 were as follows:

                                                                                                1997
                                                                      -----------------------------------------------------
                                                                                        Gross         Gross
                                                                         Amortized    Unrealized   Unrealized
                                                                            Cost        Gains        Losses      Fair Value
                                                                      -----------------------------------------------------
                                                                                          (In Thousands)
U. S. Treasury securities                                                $  109,200      $   737      $   (96)   $  109,841
Federal agency securities                                                   324,708        7,558       (1,724)      330,542
Mortgage-related securities                                               1,536,134       21,848         (379)    1,557,603
Obligations of state and political subdivisions                              14,312          229         (405)       14,136
Other securities (debt and equity)                                          142,081       14,178         (687)      155,572
                                                                      -----------------------------------------------------
Total                                                                    $2,126,435      $44,550      $(3,291)   $2,167,694
                                                                      =====================================================
                                                                                                1996
                                                                      -----------------------------------------------------
                                                                                        Gross        Gross
                                                                         Amortized    Unrealized   Unrealized
                                                                            Cost        Gains        Losses      Fair Value
                                                                      -----------------------------------------------------
                                                                                          (In Thousands)

U. S. Treasury securities                                                $  149,314      $   655      $  (233)   $  149,736
Federal agency securities                                                   326,049        2,156         (828)      327,377
Mortgage-related securities                                               1,057,992        5,667       (4,058)    1,059,601
Other securities (debt and equity)                                          127,787       10,446         (758)      137,475
                                                                      -----------------------------------------------------
Total                                                                    $1,661,142      $18,924      $(5,877)   $1,674,189
                                                                      =====================================================

The amortized cost and fair values of securities held to maturity and securities available for sale at December 31, 1997, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

December 31, 1997

Investment Securities Held to Maturity                                                      Amortized Cost   Fair Value
                                                                                         ------------------------------
                                                                                                  (In Thousands)
Due in one year or less                                                                         $   89,962   $   89,990
Due after one year through five years                                                              226,931      230,130
Due after five years through ten years                                                              93,822       95,636
Due after ten years                                                                                    511          532
                                                                                         ------------------------------
Total (excluding mortgage-related securities)                                                      411,226      416,288
                                                                                         ------------------------------
Mortgage-related securities                                                                        361,298      365,952
                                                                                         ------------------------------
Total Investment Securities Held to Maturity                                                    $  772,524   $  782,240
                                                                                         ==============================

Investment Securities Available for Sale                                                    Amortized Cost   Fair Value
                                                                                         ------------------------------
                                                                                                     (In Thousands)
Due in one year or less                                                                         $  249,128   $  262,597
Due after one year through five years                                                              287,923      289,219
Due after five years through ten years                                                              20,227       20,169
Due after ten years                                                                                 33,023       38,106
                                                                                         ------------------------------
Total (excluding mortgage-related securities)                                                      590,301      610,091
                                                                                         ------------------------------
Mortgage-related securities                                                                      1,536,134    1,557,603
                                                                                         ------------------------------
Total Investment Securities Available for Sale                                                  $2,126,435   $2,167,694
                                                                                         ==============================

Total proceeds and gross realized gains and losses from sale of securities available for sale for each of the three years ended December 31 were:

                                                                                               1997       1996      1995
                                                                                          --------------------------------
                                                                                                    (In Thousands)
Proceeds                                                                                      $71,178   $434,145   $20,946
Gross gains                                                                                     2,462      6,875     1,311
Gross losses                                                                                      ---     17,588         5
                                                                                          ================================

Concurrent with the consummation of the merger with FFC, the Corporation transferred all nonagency mortgage-related securities and an agency security, with a combined amortized cost of $251.9 million from securities held to maturity to securities available for sale. These mortgage-related securities were transferred to maintain the existing interest rate risk position and credit risk policy of the Corporation.

Concurrent with the transfer, the Corporation recorded a $32.5 million pre-tax charge to earnings relative to one agency security with an amortized cost of $130.6 million. Management recorded this other than temporary impairment of value in the fourth quarter of 1997. This security is highly complex, comprised of multiple cash flows predominated by an inverse floater tied to libor for which stress tests indicate that the cash flows are volatile in higher interest rate environments. The estimated fair value of this security at the time of the other than temporary impairment charge was based on quoted prices of instruments with similar characteristics and cash flow valuation techniques.

Additionally, the Corporation recorded a $2.8 million pre-tax charge, on other nonagency mortgage-related securities that were transferred to available for sale, with an amortized cost of $18.9 million to reflect an other than temporary impairment of value in the fourth quarter of 1997. These securities were subsequently sold with no additional loss in January 1998.

The net unrealized gain on the nonagency mortgage-related securities transferred to available for sale from held to maturity in 1997 that were not deemed to have an other than temporary impairment of value was $588,000, which was credited to stockholders' equity, net of income tax of $206,000.

On November 25, 1996, the Corporation sold securities classified as held to maturity prior to their maturity dates. These securities were sold for $1.3 million which approximated amortized cost. These sales were made due to a significant deterioration in the issuer's creditworthiness and, therefore, were not considered to be inconsistent with their original classification.

Securities with an amortized cost of approximately $836 million at December 31, 1997 and $668 million at December 31, 1996 were pledged to secure certain deposits, Federal Home Loan Bank advances, or for other purposes as required or permitted by law.

NOTE 6 LOANS:

Loans at December 31 are summarized below:

                                                                         1997         1996
                                                                   --------------------------
                                                                          (In Thousands)

Commercial and financial                                              $  951,396   $  807,503
Agricultural                                                              35,443       33,642
Real estate - construction                                               335,978      235,478
Real estate - mortgage                                                 4,946,263    4,757,410
Installment loans to individuals                                         793,424      813,875
Lease financing                                                           14,072       10,449
                                                                   --------------------------
   Total                                                              $7,076,576   $6,658,357
                                                                   ==========================

A summary of the changes in the allowance for possible loan losses for the years indicated is as follows:

                                                               1997        1996        1995
                                                           -----------------------------------
                                                                     (In Thousands)
Balance at beginning of year                                  $ 71,767    $ 68,560    $ 65,774
Balance related to acquisitions                                    728       3,511         ---
Charge-offs                                                    (15,049)    (17,616)    (15,872)
Recoveries                                                       3,617       3,617       4,629
                                                           -----------------------------------
Net charge-offs                                                (11,432)    (13,999)    (11,243)
Provision charged to expense                                    31,668      13,695      14,029
                                                           -----------------------------------
Balance at end of year                                        $ 92,731    $ 71,767    $ 68,560
                                                           ===================================

Nonaccrual loans totaled $32.4 million and $32.3 million at December 31, 1997 and 1996, respectively.

Management has determined that commercial loans and commercial real estate loans that have a nonaccrual status or have had their terms restructured are defined as impaired loans.

The following table presents data on impaired loans at December 31:

                                                               1997      1996
                                                            -------------------
                                                               (In Thousands)

Impaired loans for which an allowance has been provided      $ 2,252   $ 1,920
Impaired loans for which no allowance has been provided       10,652    10,558
                                                            -------------------

Total loans determined to be impaired                        $12,904   $12,478
                                                            ===================

Required allowance                                           $ 1,206   $ 1,001
                                                            ===================

                                                               1997      1996      1995
                                                            -----------------------------
                                                                   (In Thousands)
For the years ended December 31:

Average recorded investment in impaired loans                $13,103   $12,280   $10,668
                                                            =============================

Cash basis interest income recognized from impaired loans    $   650   $   594   $   695
                                                            =============================

A summary of loans made by the Corporation's subsidiaries to or for the benefit of directors and executive officers or their affiliated companies of the Corporation or its subsidiaries during 1997 is as follows:

                                      1997
                                 --------------
                                 (In Thousands)
Balance at beginning of year        $ 73,945
New loans                             31,779
Repayments                           (31,234)
Other changes                         (1,629)
                                 --------------

Balance at end of year              $ 72,861
                                 ==============


The other changes primarily consisted of: loans to companies where an individual director had a related interest, but as of December 31, 1997, that individual was no longer a director; loans to directors, or their affiliated companies, newly elected in 1997; the beginning-of-year balance of loans to directors, or their affiliated companies, from an acquisition accounted for as pooling of interests, but not restated.

These loans were made on substantially the same terms, including rates and collateral, if any, as those prevailing at the time for comparable transactions with other customers, and did not involve more than a normal risk of collectibility or present other unfavorable features.

The Corporation serves the credit needs of its customers by offering a wide variety of loan programs to customers, primarily in Wisconsin and Illinois. The loan portfolio is widely diversified by types of borrowers, industry groups and market areas. Significant loan concentrations are considered to exist for a financial institution when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 1997, no concentrations existed in the Corporation's loan portfolio in excess of 10% of total loans, or $708 million.

Other real estate owned, which is included in other assets, totaled $2.1 million and $1.9 million at December 31, 1997 and 1996, respectively.

NOTE 7 LOAN SERVICING RIGHTS:

A summary of changes in the balance of mortgage servicing rights is as follows:

                                       1997        1996        1995
                                   ----------------------------------
                                             (In Thousands)
Balance at beginning of year         $20,238     $15,634    $ 9,891
     Additions                         9,801       8,867      8,341
     Amortization                     (6,472)     (4,237)    (2,598)
     Sales of servicing rights           ---         ---        ---
     Valuation allowance              (1,032)        (26)       ---
                                   ----------------------------------
Balance at end of year               $22,535     $20,238    $15,634
                                   ==================================

At December 31, 1997, the Corporation was servicing 1- to 4-family residential mortgage loans owned by other investors with balances totaling $4.97 billion compared with $4.80 billion and $4.37 billion at December 31, 1996 and 1995, respectively.

NOTE 8 PREMISES AND EQUIPMENT:

A summary of premises and equipment at December 31 is as follows:

                                                         1997         1996
                                                     -------------------------
                                                          (In Thousands)
Premises                                               $ 120,570    $ 114,210
Land and land improvements                                26,180       25,358
Furniture and equipment                                  102,193       99,022
Leasehold improvements                                    11,476       11,717
Less:  Accumulated depreciation and amortization        (132,596)    (122,599)
                                                     -------------------------
   Total                                               $ 127,823    $ 127,708
                                                     =========================

Depreciation and amortization of premises and equipment totaled $14.2 million in 1997, $13.2 million in 1996, and $12.8 million in 1995.

Third parties provide data processing and management information system services to the Corporation pursuant to agreements for information technology services. As of December 31, 1997, the Corporation was engaged in the renegotiations of agreements with its current primary providers. The current agreements are in effect through August 1, 2001 and February 28, 1999. The agreements provide for the delivery of certain information technology services over the life of the agreements. The agreements call for monthly fixed and variable fees covering the cost of systems operations and the migration to new systems. System migration fees are amortized over the life of agreements, while operational costs are expenses as incurred. Operational costs are subject to annual adjustment, indexed to changes in the Consumer Price Index (CPI). The facilities housing the data processing operations are owned by the Corporation, although remote processing locations are provided by vendors. Certain data processing and other related equipment is leased on a month-to-month basis. The costs associated with these contracts are included in the minimum annual rental and commitment table shown below.

The Corporation and certain subsidiaries are obligated under a number of noncancelable operating leases for other facilities, equipment, and services, certain of which provide for increased rentals based upon increases in volume, cost of living adjustments, and other operating costs.

The approximate minimum annual rentals and commitments under these noncancelable agreements and leases with remaining terms in excess of one year are as follows:


                                                                  (In Thousands)
--------------------------------------------------------------------------------
1998                                                                     $12,856
1999                                                                       9,030
2000                                                                       8,685
2001                                                                       5,826
2002                                                                       2,229
Thereafter                                                                17,650
--------------------------------------------------------------------------------
Total                                                                    $56,276
================================================================================

Total rental and service expense under leases and other agreements, net of sublease income, totaled $21.6 million in 1997, $21.1 million in 1996, and $20.1 million in 1995.

NOTE 9 DEPOSITS:

The distribution of deposits at December 31 is as follows:

                                             1997         1996
                                        --------------------------
                                             (In Thousands)
Noninterest-bearing demand deposits       $  904,710   $  804,020
Interest-bearing demand deposits             736,540      719,682
Savings deposits                           1,012,050    1,046,604
Money market deposits                      1,014,365      834,202
Time deposits                              4,696,472    4,554,790
                                        --------------------------
   Total deposits                         $8,364,137   $7,959,298
                                        ==========================


Time deposits of $100,000 or more were $779.9 million and $765.2 million at December 31, 1997 and 1996, respectively. Aggregate annual maturities of certificate accounts at December 31, 1997 are as follows:

Matures During Year End
December 31,                                                      (In Thousands)
--------------------------------------------------------------------------------
1998                                                                  $3,392,741
1999                                                                   1,050,804
2000                                                                     184,385
2001                                                                      39,921
2002                                                                      25,837
Thereafter                                                                 2,784
--------------------------------------------------------------------------------
Total                                                                 $4,696,472
================================================================================

NOTE 10 SHORT-TERM BORROWINGS:

Short-term borrowings at December 31 are as follows:

                                                                                   1997         1996
                                                                               --------------------------
                                                                                     (In Thousands)
Federal funds purchased and securities sold under agreements to repurchase       $  712,250   $  666,030
Federal Home Loan Bank advances                                                     525,317      451,380
Notes payable to banks                                                               87,139       68,937
Commercial paper                                                                      1,250        2,172
Current maturities of long-term borrowings                                              ---        3,067
Other borrowed funds                                                                 11,052        9,807
                                                                               --------------------------
   Total                                                                         $1,337,008   $1,201,393
                                                                               ==========================

Commercial paper is issued in maturities not to exceed nine months at the prevailing market rate at date of issuance. Notes payable to banks are unsecured borrowings under existing lines of credit. At December 31, 1997, the Corporation's parent company had $120 million of established lines of credit with various nonaffiliated banks, of which $87.1 million was outstanding. Borrowings under these lines accrue interest at short-term market rates and are payable upon demand or in maturities up to 90 days.

Subsidiary banks have collateral pledge agreements whereby they have agreed to keep on hand at all times, free of all other pledges, liens, and encumbrances, whole first mortgages on improved residential property with unpaid principal balances aggregating no less than 167% of all outstanding borrowings from the Federal Home Loan Bank. Loans totaling approximately $1.1 billion and $1.30 billion were maintained as collateral to secure Federal Home Loan Bank advances at December 31, 1997, and December 31, 1996, respectively. In addition, at December 31, 1997, an affiliate bank maintained as collateral to secure Federal Home Loan Bank advances, $12 million of mortgage-related securities.

Included in short-term Federal Home Loan Bank advances are callable notes that have original maturities exceeding one year. However, these notes have one-year call premiums, which the Corporation expects to be called.

NOTE 11 LONG-TERM BORROWINGS:

Long-term borrowings at December 31 are as follows:

                                                                                1997       1996
                                                                             --------------------
                                                                                 (In Thousands)
Parent company:
   8.6% senior unsecured notes                                                 $   ---   $   400
   9.35% subordinated capital note                                                 ---     2,667

Subsidiaries:
   Federal Home Loan Bank, 4.84% to 7.63% maturing in 1999 through 2004          5,882    21,698
   Industrial development revenue bonds, 6.40% to 7.25%                          5,900     6,015
   Collateralized mortgage obligations                                           3,488     5,616

Less:  Current maturities of long-term borrowings                                  ---    (3,067)
                                                                             --------------------
   Total                                                                       $15,270   $33,329
                                                                             ====================


The table below summarizes the maturities of the Corporation's long-term borrowings:

Year                                                              (In Thousands)
================================================================================
1998                                                                  $   ---
1999                                                                    4,010
2000                                                                    2,090
2001                                                                      735
2002                                                                      140
Thereafter                                                              8,295
--------------------------------------------------------------------------------
Total                                                                  15,270
Current maturities of long-term borrowings                                ---
--------------------------------------------------------------------------------
Total long-term borrowings                                            $15,270
================================================================================

The industrial revenue bonds are payable in seven annual installments ranging from $120,000 to $150,000 with additional payments of $1,910,000 and $3,320,000 due October 1, 2012 and 2021, respectively. Interest is payable semi-annually. The bonds were used to refinance an apartment project which was previously sold. The bonds are collateralized by mortgage-backed securities with a carrying value and fair value of $8,093,000 and $8,302,000, respectively, at December 31, 1997. FFB has a loan receivable from the buyer of $5,669,000 at December 31, 1997, which is secured by a first mortgage on the apartment project.

UFS Capital Corporation and FFS Funding Corporation, wholly-owned finance subsidiaries of FFB, have issued the collateralized mortgage obligations. Principal repayments are scheduled in varying amounts through January, 2003. The obligations are collateralized by mortgage-backed securities held by UFS Capital Corporation with a carrying value of $6,847,000, and a fair value of $7,088,000 at December 31, 1997.

In January 1996, FFC redeemed all of its outstanding 8% subordinated notes due November 1999, which aggregated $54,925,000 at the date of redemption. The after-tax cost of $686,000 associated with the redemption has been reported as an extraordinary charge in 1996.

NOTE 12 STOCKHOLDERS' EQUITY:

On March 17, 1997, the Corporation distributed 3.7 million shares of common stock in connection with a 6-for-5 stock split effected in the form of a 20% stock dividend. Additionally, on October 29, 1997, the Corporation issued 27.8 million shares in connection with the merger with FFC. On June 12, 1998, the Corporation issued 12.7 million shares in connection with a 5-for-4 stock split effected in the form of a 25% stock dividend (See Note 21).

The Corporation's Articles of Incorporation authorize the issuance of 750,000 shares of preferred stock at a par value of $1.00 per share. No shares have been issued.

At December 31, 1997, subsidiary net assets equaled $746.1 million, of which approximately $131.0 million could be transferred to the Corporation in the form of cash dividends without prior regulatory approval, subject to the capital needs of each subsidiary.

The Corporation has an Incentive Stock Option Plan that provides for the granting of options to key employees to purchase common stock at a price at least equal to the fair market value of the stock on the date of grant. The options granted are for a ten-year term and may be exercised at any time during this period. As of December 31, 1997, 13,884 shares remain available for granting. No options have been granted from this plan since 1985.

In January 1997, the Board of Directors, with subsequent approval of the Corporation's shareholders approved an amendment, increasing the number of shares available to be issued by an additional 900,000 shares, to the Restated Long-Term Incentive Stock Plan ("Stock Plan"). The Stock Plan was adopted by the Board of Directors and originally approved by shareholders in 1987 and amended in 1994. Options are generally exercisable up to 10 years from the date of grant and vest over two to three years. As of December 31, 1997, 1,081,598 shares remain available for grants.

The stock incentive plans of acquired companies were terminated at each respective merger date. Option holders under such plans received the Corporation's common stock, or options to buy the Corporation's common stock, based on the conversion terms of the various merger agreements. The historical option information presented below has been restated to reflect the options originally granted under the acquired companies' plans.

                                                       Weighted Average
                                Options Outstanding     Exercise Price    Exercisable
                                --------------------------------------------------------
Balance, December 31, 1994             3,162,568         $2.59 - $17.46     1,582,195
Granted                                  409,866          13.18 - 19.34       155,844
Exercised                               (799,917)          3.23 - 19.34           ---
Forfeited                                (23,677)         15.42 - 19.34           ---
                                --------------------------------------------------------
Balance, December 31, 1995             2,748,840         $2.59 - $19.34     1,738,039
                                --------------------------------------------------------
Granted                                  454,830          17.36 - 24.58        83,554
Exercised                               (479,469)          2.59 - 19.34           ---
Forfeited                                (28,862)          8.36 - 24.58           ---
                                --------------------------------------------------------
Balance, December 31, 1996             2,695,339         $2.59 - $24.58     1,821,593
                                --------------------------------------------------------
Granted                                  317,213          28.17 - 32.58           ---
Exercised                               (608,378)          2.71 - 24.58           ---
Forfeited                                 (8,055)         12.34 - 28.17           ---
                                --------------------------------------------------------
Balance, December 31, 1997             2,396,119         $2.59 - $32.58     1,821,593
                                ========================================================

Share and price information has been adjusted to reflect the March 17, 1997, 6-for-5 stock split effected as a 20% stock dividend and the June 12, 1998, 5-for-4 stock split effected as a 25% stock dividend (See Note 21).

The following table summarizes information about the Corporation's stock option's outstanding at December 31, 1997:


                              ---------------------------------------------------------------------------------
                                  Options     Weighted Average    Remaining       Grants      Weighted Average
                                Outstanding    Exercise Price    Life (Years)   Exercisable    Exercise Price
                              ---------------------------------------------------------------------------------
Range of Exercise Price:
$2.59 - $3.50                      81,596         $ 2.81            2.51           81,596         $ 2.81
$4.10 - $5.34                      66,954           5.14            4.15           66,954           5.14
$6.70 - $8.36                     797,423           7.99            4.34          797,423           7.99
$11.40 - $17.09                   460,830          15.95            5.66          454,258          15.99
$17.36 - $24.58                   674,355          20.70            7.25          421,362          19.50
Greater than $28.17               314,961          28.25            9.09              ---            ---
                              ---------------------------------------------------------------------------------

TOTAL                           2,396,119             $15.50          5.97      1,821,593             $12.31
                              =================================================================================

The Corporation applies APB Opinion No. 25 in accounting for the Stock Plan and, accordingly, compensation cost based on fair value at grant date has not been recognized for its stock options in the consolidated financial statements during the three years ended December 31, 1997. Had the Corporation determined the compensation cost based on the fair value at grant date for its stock options under SFAS No. 123, "Accounting for Stock-Based Compensation", the Corporation's net income would have been reduced to the pro forma amounts indicated below:

                                                    For the Years Ended December 31,
                                             ---------------------------------------------
                                                 1997             1996             1995
                                             ---------------------------------------------
                                                              (In Thousands)
Net Income                     As Reported      $52,359          $107,016         $112,011
                               Pro Forma        $51,179          $106,293         $111,551

Basic Net Income Per Share     As Reported      $  0.83          $   1.69         $   1.82
                               Pro Forma        $  0.81          $   1.68         $   1.81

Diluted Net Income Per Share   As Reported      $  0.82          $   1.66         $   1.79
                               Pro Forma        $  0.80          $   1.65         $   1.78

Pro Forma net income reflects only options granted in 1997, 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' graded vesting period and compensation cost for options granted prior to January 1, 1995, is not considered. However, the annual expense allocation methodology prescribed by SFAS No. 123 attributes a higher percentage of the reported expense to earlier years than to later years, resulting in an accelerated expense recognition.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model. The following assumptions were used in estimating the fair value for options granted in 1997, 1996 and 1995:

                                     1997      1996      1995
                                   -----------------------------
Dividend yield                        2.10%     3.00%     2.70%
Risk free interest rate               6.47%     5.46%     7.65%
Weighted average expected life       7 yrs.    7 yrs.    7 yrs.
Expected volatility                  19.64%    20.49%    21.54%

The weighted average per share fair values of options granted in 1997, 1996 and 1995 were $8.00, $5.54 and $5.59, respectively.

NOTE 13 RETIREMENT PLAN:

The Corporation has a noncontributory defined benefit retirement plan covering substantially all full-time employees. The benefits are based primarily on years of service and the employee's compensation paid while a participant in the plan. The Corporation's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets are actively managed by investment professionals.

The following table sets forth the plan's funded status at December 31:

                                                                        1997        1996        1995
                                                                     -----------------------------------
                                                                                (In Thousands)
Actuarial present value of accumulated benefit obligations:
          Vested                                                       $(23,940)   $(20,103)   $(19,471)
          Nonvested                                                      (1,983)     (1,829)     (1,888)
                                                                     -----------------------------------
Total                                                                  $(25,923)   $(21,932)   $(21,359)
                                                                     ===================================
Projected benefit obligation                                           $(27,058)   $(22,823)   $(22,362)
Plan assets at fair value, primarily marketable securities               30,085      24,783      21,778
                                                                     -----------------------------------
Plan assets in excess of (less than) projected benefit obligation         3,027       1,960        (584)
Unrecognized net asset                                                   (1,759)     (1,955)     (2,150)
Unrecognized prior service cost                                             483         314         334
Unrecognized gain                                                        (5,700)     (3,615)     (1,639)
                                                                     -----------------------------------
Accrued pension liability                                              $ (3,949)   $ (3,296)   $ (4,039)
                                                                     ===================================
Net periodic pension costs include the following components:
Service cost-benefits earned during the period                         $  1,582    $  1,465    $  1,308
Interest cost on projected benefit obligation                             1,729       1,593       1,622
Actual return on assets                                                  (6,131)     (2,824)     (4,515)
Net amortization and deferral                                             4,144       1,048       2,856
                                                                     -----------------------------------
Net periodic pension expense                                           $  1,324    $  1,282    $  1,271
                                                                     ===================================
Assumptions used in expense calculations were:
Discount rates                                                             7.50%       7.00%       8.00%
Rates of increase in compensation levels                                   5.00%       5.00%       5.00%
Expected long-term rate of return on assets                                9.00%       9.00%       9.00%
                                                                     -----------------------------------

Assumptions used for the December 31, 1997 liability included a discount rate of 7.00% and a 5.00% increase in compensation levels.

The Corporation and its subsidiaries, excluding FFC, also have a Profit Sharing/Retirement Savings Plan. Total expense related to contributions to the plan was $4.5 million, $4.4 million, and $3.7 million in 1997, 1996, and 1995, respectively.

The profit sharing contribution is determined annually by the Administrative Committee of the Board of Directors. The formula is based on the return on average equity of each affiliate and the Corporation.

FFC has a noncontributory defined benefit retirement plan covering substantially all Illinois-based employees. The benefits are based primarily on years of service and the employee's compensation paid while a participant in the plan. The Corporation's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets are actively managed by investment professionals. This plan was merged into the Corporation's plan on January 1, 1998.

The following table sets forth the plan's funded status at December 31:

                                                                         1997       1996       1995
                                                                     ----------------------------------
                                                                               (In Thousands)
Actuarial present value of accumulated benefit obligations:
          Vested                                                       $(3,281)   $(2,936)   $(2,971)
          Nonvested                                                       (698)      (491)      (155)
                                                                     ----------------------------------
Total                                                                  $(3,979)   $(3,427)   $(3,126)
                                                                     ==================================
Projected benefit obligation                                           $(4,086)   $(3,530)   $(3,238)
Plan assets at fair value, primarily marketable securities               4,145      4,080      4,143
                                                                     ----------------------------------
Plan assets in excess of (less than) projected benefit obligation           59        550        905
Unrecognized net asset                                                    (919)    (1,047)    (1,175)
Unrecognized prior service cost                                            180        190        201
Unrecognized loss                                                          646        480        500
                                                                     ----------------------------------
Accrued pension liability (receivable)                                 $   (34)   $   173    $   431
                                                                     ==================================
Net periodic pension costs include the following components:
Service cost-benefits earned during the period                         $   374    $   363    $   291
Interest cost on projected benefit obligation                              286        256        240
Actual return on assets                                                   (554)      (319)      (765)
Net amortization and deferral                                              101       (140)       357
                                                                     ----------------------------------
Net periodic pension expense                                           $   207    $   160    $   123
                                                                     ==================================
Assumptions used in expense calculations were:
Discount rates                                                            7.50%      7.25%      8.25%
Rates of increase in compensation levels                                  5.00%      5.00%      5.00%
Expected long-term rate of return on assets                               8.50%      8.50%      8.50%
                                                                     ----------------------------------

Assumptions used for the December 31, 1997 liability included a discount rate of 7.00% and a 5.00% increase in compensation levels.

FFC also has a defined-contribution profit sharing plan covering all full-time employees who have completed one year of service and are at least twenty-one years old. Corporate contributions are discretionary. Total expense related to contributions to the plan was $3.5 million, $2.1 million, and $0 in 1997, 1996, and 1995, respectively. This plan was merged into the Corporation's plan on January 1, 1998.

FFC sponsored a supplemental executive retirement plan for certain executive officers, which is partially funded through life insurance and provides additional benefit at retirement, and an unfunded defined benefit retirement plan for all outside directors. FFC also entered into employment agreements with certain executive officers. As a result of the merger with the Corporation, FFC recorded a charge of $11.7 million for the year ended December 31, 1997 to terminate the plans and employment agreements. This charge is included in the Corporation's merger, integration and other one-time charges as described in Note 3. Expense for the supplemental retirement plan and defined-benefit retirement plan for outside directors was $480,000 and $341,000 for the years ended December 31, 1996 and 1995, respectively.

NOTE 14 INCOME TAX EXPENSE:

The current and deferred amounts of income tax expense (benefit) are as follows:

                                                 Years ended December 31,
                                          ------------------------------------
                                              1997        1996        1995
                                              ----        ----        ----
                                                     (In Thousands)
        Current:
           Federal                          $ 75,238     $55,660     $59,350
           State                               9,624       6,169       9,205
                                          ------------------------------------
        Total current                         84,862      61,829      68,555
                                          ------------------------------------
        Deferred:
           Federal                           (17,860)     (2,875)     (4,218)
           State                              (3,093)     (1,467)     (1,956)
                                          ------------------------------------
        Total deferred                       (20,953)     (4,342)     (6,174)
                                          ------------------------------------
        Total income tax expense              63,909      57,487      62,381
                                          ------------------------------------

        Extraordinary item                       ---        (370)        ---
                                          ------------------------------------
        Total after extraordinary item      $ 63,909     $57,117     $62,381
                                          ====================================

Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities resulted in deferred taxes. Deferred tax assets and liabilities at December 31 are as follows:

                                                                              1997        1996
                                                                           ------------------------
                                                                                (In Thousands)
Gross deferred tax assets:
        Allowance for possible loan losses                                  $ 36,463     $27,891
        Accrued liabilities                                                   13,025       2,044
        Accrued pension expense                                                1,325       1,325
        Deferred compensation                                                  6,554       4,988
        Securities valuation adjustment                                       17,532       3,511
        Deposit base intangible amortization                                   3,409       4,053
        Benefit of tax loss carryforwards                                     14,420       9,225
        Other                                                                  4,065       3,008
                                                                           ------------------------
Total gross deferred tax assets                                               96,793      56,045
Valuation adjustment for deferred tax assets                                 (22,276)     (4,024)
                                                                           ------------------------
                                                                              74,517      52,021
Gross deferred tax liabilities:
        Premises and equipment                                                 3,723       4,005
        Deferred loan fee income and other loan yield adjustment               2,527       1,487
        FHLB bank stock dividend                                               1,059       1,059
        State income taxes                                                     1,740       1,633
        Other                                                                  2,594       1,916
                                                                           ------------------------
Total gross deferred tax liabilities                                          11,643      10,100
                                                                           ------------------------
Net deferred tax assets                                                       62,874      41,921
                                                                           ------------------------
Tax effect of unrealized gain related to available for sale securities       (14,938)     (4,884)
                                                                           ------------------------
Net deferred tax assets including unrealized gain related to
        available for sale securities                                       $ 47,936     $37,037
                                                                           ========================

Components of the 1996 deferred tax assets have been adjusted to reflect the filing of corporate income tax returns.

For financial reporting purposes, a valuation allowance has been recognized to offset deferred tax assets related to state net operating loss carryforwards of a subsidiary and other temporary differences. When realized, the tax benefit for these items will be used to reduce current tax expense for that period.

The effective income tax rate differs from the statutory federal tax rate. The major reasons for this difference are as follows:

                                                                 1997    1996    1995
                                                                -----------------------
Federal income tax rate at statutory rate                        35.0%   35.0%   35.0%
Increases (decreases) resulting from:
      Tax-exempt interest and dividends                          (2.9)   (2.0)   (1.5)
      State income taxes (net of federal income taxes)            3.3     1.8     2.7
      Merger, integration and other one-time charges              3.4     ---     ---
      Change in valuation allowance for deferred tax assets      15.7     ---     ---
      Other                                                       0.5     0.1    (0.4)
                                                                -----------------------
      Effective income tax rate                                  55.0%   34.9%   35.8%

As of December 31, 1997, the Corporation had approximately $4.2 million of purchased net operating loss carryforwards available to reduce federal tax liability through the year 2009. Utilization of the net operating loss carryforwards is reflected as a charge in lieu of current tax expense and recorded in the consolidated statements of financial condition as a reduction to goodwill. In addition, the Corporation has net operating loss carryforwards for state income tax purposes of $97.0 million, which are available to offset future state taxable income, if any, through 2012.

FFB qualified under provisions of the Internal Revenue Code that permitted it to deduct from taxable income an allowance for bad debts that differed from the provision for such losses charged to income for financial reporting purposes. Accordingly, no provision for income taxes has been made for $79,243,000 of retained income at December 31, 1997. If income taxes had been provided, the deferred tax liability would have been approximately $31,804,000.

NOTE 15 COMMITMENTS AND CONTINGENT LIABILITIES:

COMMITMENTS AND LETTERS OF CREDIT

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to interest rate risk. These financial instruments include commitments to extend credit, commercial letters of credit, standby letters of credit and financial guarantees, and interest rate swaps.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, commercial letters of credit, and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The following is a summary of financial instruments with off-balance sheet risk at December 31:

                                                                            1997          1996
                                                                        ----------------------------
                                                                              (In Thousands)
Financial instruments whose contract amounts represent credit risk:
        Commitments to extend credit                                      $2,459,154    $2,265,225
        Commercial letters of credit                                           3,981         3,489
        Standby letters of credit and financial guarantees written            95,410        52,287
Financial instruments whose notional or contract amount exceeds the amount of credit risk:
          Interest rate swap agreements                                        3,300         3,400
          Futures                                                             70,500           ---
Loans sold with recourse                                                      12,000        27,000

Commitments to extend credit are agreements to lend funds to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer.

Collateral held varies but may include accounts receivable, inventory, property, plant, equipment, securities, certificates of deposit and income producing commercial properties.

A letter of credit is a document issued by the Corporation on behalf of its customer (the account party) authorizing a third party (the beneficiary), or in special cases the account party, to draw drafts on the Corporation up to a stipulated amount and with specified terms and conditions. The letter of credit is a conditional commitment (except when prepaid by the account party) on the part of the Corporation to provide payment on drafts drawn in accordance with the terms of the document.

A commercial letter of credit is issued specifically to facilitate trade or commerce. Under the terms of a commercial letter of credit, as a general rule, drafts will be drawn when the underlying transaction is consummated as intended.

A standby letter of credit is a letter of credit or similar arrangement that represents an obligation on the part of the Corporation to a designated third party (the beneficiary) contingent upon the failure of the Corporation's customer (the account party) to perform under the terms of the underlying contract with the beneficiary, or obligates the Corporation to guarantee or stand as surety for the benefit of a third party to the extent permitted by law or regulation.

The underlying contract may entail either financial or nonfinancial undertakings of the account party with the beneficiary. The underlying contract may involve such things as the customer's payment of commercial paper, delivery of merchandise, completion of a construction contract or repayment of the account party's obligations to the beneficiary. Under the terms of a standby letter, as a general rule, drafts will be drawn only when the underlying event fails to occur as intended.

The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Corporation enters into various interest rate swaps in managing its interest rate risk. In these swaps, the Corporation agrees to exchange, at specified intervals, the difference between fixed- and floating-interest amounts calculated on an agreed-upon notional principal amount. At December 31, 1997 and 1996, $3.3 million and $3.4 million, respectively of "pay-fixed" swaps were in effect converting a fixed rate commercial loan to a variable rate.

The Corporation's current credit exposure on swaps is limited to the value of interest rate swaps that have become favorable to the Corporation. At December 31, 1997, the market value of interest rate swaps was a positive $14,000.

If an interest rate swap that is used to manage interest rate risk is terminated early, any resulting gain or loss is deferred and accreted or amortized to noninterest income or expense over the remaining life of the asset related to the terminated agreement.

Deferred gains totaling $107,000 at December 31, 1997, resulting from interest rate swaps terminated during 1994 with notional amounts of $19.8 million, are included in other liabilities and will be recognized as part of interest income in the following periods: $97,000 in 1998, and $10,000 in 1999.

The Corporation enters into various interest rate futures contracts to hedge specific investment securities. These contracts are commitments to either purchase or sell a financial instrument at a specified price on an agreed-upon future date. In November 1997, the Corporation hedged certain agency issued zero-coupon bonds held by FFC, with a carrying value of $37.2 million and a market value of $41.6 million, by executing various interest rate futures contracts. These contracts had a notional value of $70.5 million and a maturity date of March 1998. Initial margin requirements on futures contracts are provided by investment securities provided as collateral. Unrealized losses, net of tax, of $924,000 on the futures contracts outstanding have been recorded as a component of the net unrealized gain on securities available for sale at December 31, 1997. Subsequently, in January 1998, the futures contracts were closed and the zero-coupon bonds were sold. A net gain of $5.1 million will be recognized, in investment securities gains, in the first quarter of 1998 from these transactions.

All loans currently sold to others are sold on a nonrecourse basis with the servicing rights of these loans retained by the Corporation. At December 31, 1997 and 1996, $12 million and $27 million, respectively, of the serviced loans were previously sold with recourse, the majority of which is either federally-insured or federally-guaranteed.

LEGAL

There are legal proceedings pending against certain subsidiaries of the Corporation in the ordinary course of their business. Although litigation is subject to many uncertainties and the ultimate exposure with respect to these matters cannot be ascertained, management believes, based upon discussions with counsel, that the Corporation has meritorious defenses, and any ultimate liability would not have a material adverse affect on the consolidated financial position of the Corporation.

NOTE 16 PARENT COMPANY FINANCIAL INFORMATION:

Presented below are condensed statements of financial condition, income and cash flows for the Parent Company:

                       STATEMENTS OF FINANCIAL CONDITION

                                                  1997       1996
                                              -----------------------
                                                  (In Thousands)
ASSETS
Cash and due from banks                         $      5   $    309
Notes receivable from subsidiaries               138,897    110,992
Investment in subsidiaries                       746,081    752,387
Other assets                                      41,939     26,904
                                              -----------------------
Total assets                                    $926,922   $890,592
                                              =======================

LIABILITY AND STOCKHOLDERS' EQUITY
Short-term borrowings                           $ 88,389   $ 74,176
Accrued expenses and other liabilities            24,840     12,854
                                              -----------------------
Total liabilities                                113,229     87,030
Stockholders' equity                             813,693    803,562
                                              -----------------------
Total liabilities and stockholders' equity      $926,922   $890,592
                                              =======================


                             STATEMENTS OF INCOME

                                                                          For the Years Ended December 31,
                                                                     -----------------------------------------
                                                                        1997           1996          1995
                                                                     -----------------------------------------
                                                                                  (In Thousands)
INCOME
Dividends from subsidiaries                                            $63,355         $ 51,283    $ 30,467
Management and service fees from subsidiaries                            4,685            4,267       3,963
Interest income on notes receivable                                      7,615            6,088       4,562
Other income                                                               514              234         267
                                                                     -----------------------------------------
Total income                                                            76,169           61,872      39,259
                                                                     -----------------------------------------

EXPENSE
Interest expense on borrowed funds                                       4,634            4,449       3,593
Salaries and employee benefits                                           3,871            3,287       3,331
Merger, integration and other one-time charges                          20,837              ---         ---
Other expense                                                            5,203            5,030       4,931
                                                                     -----------------------------------------
Total expense                                                           34,545           12,766      11,855
                                                                     -----------------------------------------
Income before income tax benefit and equity in undistributed
  income                                                                41,624           49,106      27,404
Income tax benefit                                                      (6,155)            (547)       (663)
                                                                     -----------------------------------------
Income before equity in undistributed net income of subsidiaries        47,779           49,653      28,067
Equity in undistributed net income of subsidiaries                       4,580           57,363      83,944
                                                                     -----------------------------------------
Net income                                                             $52,359         $107,016    $112,011
                                                                     =========================================

                           STATEMENTS OF CASH FLOWS

                                                                         For the Years Ended December 31,
                                                                       -----------------------------------
                                                                         1997        1996        1995
                                                                       -----------------------------------
                                                                                 (In Thousands)
OPERATING INCOME
Net income                                                              $ 52,359    $107,016    $112,011
Adjustments to reconcile net income to net cash provided
  by operating activities:
     Equity in undistributed net income of subsidiaries                   (4,580)    (57,363)    (83,944)
     Depreciation and other amortization                                     161         135         199
     Amortization of intangibles                                             446         805         871
     Loss (gain) on sales of assets, net                                    (356)        ---           2
     (Increase) decrease in interest receivable and other assets         (10,714)        599      (7,488)
     Increase (decrease) in interest payable and other liabilities        12,080        (252)      1,290
     Other, net                                                              ---        (154)        (30)
                                                                       -----------------------------------
Net cash provided by operating activities                                 49,396      50,786      22,911

INVESTING ACTIVITIES
Proceeds from sales of investment securities                                 357         ---         ---
Purchases of investment securities                                           ---         ---        (780)
Net increase in notes receivable                                         (16,335)    (12,374)    (32,547)
Purchase of premises and equipment, net of disposals                        (176)        (82)        (81)
Capital contribution to subsidiaries                                         ---      (9,200)       (500)
                                                                       -----------------------------------
Net cash used by investing activities                                    (16,154)    (21,656)    (33,908)
                                                                       -----------------------------------

FINANCING ACTIVITIES
Net increase (decrease) in short-term borrowings                          14,213      (8,546)     30,165
Cash dividends                                                           (49,328)    (20,278)    (16,924)
Proceeds from exercise of stock options                                    5,168       1,476       1,454
Purchase of treasury stock                                                (3,599)     (3,101)     (2,085)
                                                                       -----------------------------------
Net cash provided (used) by financing activities                         (33,546)    (30,449)     12,610
                                                                       -----------------------------------
Net increase (decrease) in cash and cash equivalents                        (304)     (1,319)      1,613
Cash and due from banks at beginning of year                                 309       1,628          15
                                                                       -----------------------------------
Cash and due from banks at end of year                                  $      5    $    309    $  1,628
                                                                       ===================================

NOTE 17 FAIR VALUE OF FINANCIAL INSTRUMENTS:

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Corporation disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments.

The estimated fair values of the Corporation's financial instruments at December 31 are as follows:

                                                                1997                                     1996
                                       ----------------------------------------------------------------------------------
                                        Contract or                               Contract or
                                         Notional      Carrying                    Notional      Carrying
                                          Amount        Amount      Fair Value      Amount       Amount      Fair Value
                                       ----------------------------------------------------------------------------------
                                                                        (In Thousands)
Financial assets:
Cash and due from banks                               $  288,021    $  288,021                  $  369,842   $  369,842
Interest-bearing deposits in other
 financial institutions                                    4,154         4,154                       3,183        3,183
Federal funds sold and securities
 purchase under agreements to resell                      11,511        11,511                      27,977       27,977
Investment securities:
Held to maturity                                         772,524       782,240                   1,079,749    1,074,412
Available for sale                                     2,167,694     2,167,694                   1,674,189    1,674,189
Loans held for sale                                      114,001       114,001                      42,490       42,490
Loans                                                  7,076,576     7,109,315                   6,658,357    6,652,466
Financial liabilities:
Deposits                                               8,364,137     8,378,493                   7,959,298    7,940,967
Short-term borrowings                                  1,337,008     1,337,008                   1,201,393    1,201,393
Long-term borrowings                                      15,270        15,387                      33,329       34,011
Off balance sheet:
Interest swap agreements                    $ 3,300            2            14         $3,400            2           36


Futures contracts                            70,500       (1,421)       (1,421)           ---          ---          ---
                                       ----------------------------------------------------------------------------------

CASH AND DUE FROM BANKS, INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS, AND FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES HELD TO MATURITY, INVESTMENT SECURITIES AVAILABLE FOR SALE, AND TRADING ACCOUNT SECURITIES

The fair value of investment securities held to maturity, investment securities available for sale, and trading account securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

LOANS HELD FOR SALE

Fair value is estimated using the prices of the Corporation's existing commitments to sell such loans and/or the quoted market prices for commitments to sell similar loans.

LOANS

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, credit card and other consumer.

The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar maturities. Future cash flows are also adjusted for estimated reductions or delays due to delinquencies, nonaccruals or potential charge-offs.

DEPOSITS

Under SFAS No. 107, the fair value of deposits with no stated maturity such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand as of December 31. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

SHORT-TERM BORROWINGS

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

LONG-TERM BORROWINGS

Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of existing borrowings.

COMMITMENTS TO EXTEND CREDIT, COMMERCIAL LETTERS OF CREDIT, STANDBY LETTERS OF CREDIT AND FINANCIAL GUARANTEES WRITTEN

Fair values for commitments to extend credit, commercial letters of credit, standby letters of credit and financial guarantees written are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counterparties' credit standing and discounted cash flow analyses. The fair value of these off-balance-sheet items approximates the recorded amounts of the related fees and is not material at December 31, 1997 and 1996.

INTEREST RATE SWAP AGREEMENTS AND FUTURES CONTRACTS

The fair value of interest rate swap agreements and futures contracts are obtained from dealer quotes. These values represent the estimated amount the Corporation would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counter-parties.

LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 18 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following is selected financial data summarizing the results of operations for each quarter in the years ended December 31, 1997 and 1996:

                                                                     1997 Quarter Ended
                                             ---------------------------------------------------------------------
                                               March 31        June 30           September 30       December 31
                                             ---------------------------------------------------------------------
                                                           (In Thousands Except Per Share Data)
Interest income                                $189,742           $195,056              $200,648       $201,798
Interest expense                                 97,943            101,419               105,857        106,418
Provision for possible loan losses                3,373              3,186                 3,738         21,371
Investment securities gains (losses), net         1,195                188                   852        (35,011)
Income (loss) before income tax expense          52,200             54,771                56,859        (47,562)
Net income (loss)                                33,860             35,480                36,821        (53,802)
Basic earnings (loss) per share                $   0.54           $   0.57              $   0.58       $  (0.86)
Diluted earnings (loss) per share              $   0.53           $   0.56              $   0.58       $  (0.85)
Basic weighted average shares                    63,183             62,696                62,738         62,925
Diluted weighted average shares                  64,420             63,559                64,020         63,745

                                                                     1996 Quarter Ended
                                             ---------------------------------------------------------------------
                                               March 31        June 30           September 30       December 31
                                             ---------------------------------------------------------------------
                                                              (In Thousands Except Per Share Data)
Interest income                                $179,631           $178,898              $185,842       $186,826
Interest expense                                 92,880             91,933                95,261         95,849
Provision for possible loan losses                3,072              3,052                 3,861          3,710
Investment securities gains (losses), net          (614)              (321)              (10,370)           627
Income before income tax expense                 45,659             48,493                17,563         53,474
Net income before extraordinary item             30,727             31,710                10,962         34,303
Extraordinary item                                 (686)               ---                   ---            ---
Net income                                       30,041             31,710                10,962         34,303
Basic earnings per share                       $   0.48           $   0.50              $   0.17       $   0.54
Diluted earnings per share                     $   0.47           $   0.49              $   0.17       $   0.53
Basic weighted average shares                    63,159             63,290                63,289         63,080
Diluted weighted average shares                  64,304             64,399                64,373         64,655

Net income in the fourth quarter of 1997 includes $89.8 million of merger, integration and other one-time charges and the third quarter of 1996 includes $22.7 million of merger, integration and other one-time charges.

NOTE 19 REGULATORY MATTERS:

The Corporation and the subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Corporation and the subsidiary banks meet all capital adequacy requirements to which they are subject.

As of December 31, 1997 and 1996, the most recent notification from the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation categorized the Corporation and its two largest subsidiary banks, FFB and Associated Bank Green Bay as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The actual capital amounts and ratios of the Corporation, FFB and Associated Bank Green Bay are also presented in the table. No deductions from capital were made for interest rate risk in 1997.

                                                                                                      To Be Well
                                                                                                Capitalized Under Prompt
                                                         For Capital                               Corrective Action
     ($In Thousands)              Actual               Adequacy Purposes                              Provisions:
------------------------------------------------------------------------------------------------------------------------------------

                            Amount     Ratio*   Amount                 Ratio*               Amount              Ratio*
------------------------------------------------------------------------------------------------------------------------------------

As of December 31, 1997:
------------------------
Associated Banc-Corp
--------------------
Total Capital               $841,883   11.86%   $567,666  greater than or equal to 8.00%   $709,852  greater than or equal to 10.00%
Tier I Capital              $753,135   10.61%   $283,833  greater than or equal to 4.00%   $425,749  greater than or equal to 6.00%
Leverage                    $753,135    7.10%   $424,482  greater than or equal to 4.00%   $530,603  greater than or equal to 5.00%
First Financial Bank
--------------------
Total Capital               $396,629   13.63%   $232,784  greater than or equal to 8.00%   $290,980  greater than or equal to 10.00%
Tier I Capital              $360,219   12.38%   $116,387  greater than or equal to 4.00%   $174,588  greater than or equal to 6.00%
Leverage                    $360,219    6.11%   $235,823  greater than or equal to 4.00%   $294,591  greater than or equal to 5.00%
Associated Bank Green Bay
-------------------------
Total Capital               $108,061   10.39%   $ 83,227  greater than or equal to 8.00%   $104,033  greater than or equal to 10.00%
Tier I Capital              $ 83,035    7.98%   $ 41,613  greater than or equal to 4.00%   $ 62,420  greater than or equal to 6.00%
Leverage                    $ 83,035    6.47%   $ 51,318  greater than or equal to 4.00%   $ 64,147  greater than or equal to 5.00%
As of December 31, 1996:
------------------------
Associated Banc-Corp
--------------------
Total Capital               $786,821   13.53%   $465,391  greater than or equal to 8.00%   $581,739  greater than or equal to 10.00%
Tier I Capital              $763,230   13.12%   $232,696  greater than or equal to 4.00%   $349,043  greater than or equal to 6.00%
Leverage                    $763,230    7.68%   $397,625  greater than or equal to 4.00%   $497,032  greater than or equal to 5.00%
First Financial Bank
--------------------
Total Capital               $346,133   13.91%   $199,134  greater than or equal to 8.00%   $248,918  greater than or equal to 10.00%
Tier I Capital              $364,146   14.63%   $ 99,561  greater than or equal to 4.00%   $149,351  greater than or equal to 6.00%
Leverage                    $364,146    6.39%   $227,947  greater than or equal to 4.00%   $285,155  greater than or equal to 5.00%
Associated Bank Green Bay
-------------------------
Total Capital               $100,777   10.52%   $ 76,651  greater than or equal to 8.00%   $ 95,814  greater than or equal to 10.00%
Tier I Capital              $ 76,782    8.01%   $ 38,326  greater than or equal to 4.00%   $ 57,488  greater than or equal to 6.00%
Leverage                    $ 76,782    6.46%   $ 47,536  greater than or equal to 4.00%   $ 59,420  greater than or equal to 5.00%

* Total Capital ratio is defined as Tier 1 Capital plus Tier 2 Capital divided by total risk-weighted assets. The Tier 1 Capital ratio is defined as Tier 1 capital divided by total risk-weighted assets. The leverage ratio is defined as Tier 1 capital divided by the most recent quarter's average total assets.

NOTE 20 EARNINGS PER SHARE:

Presented below are the calculations for basic and diluted earnings per share:

                                                                      For the Years Ended December 31,
                                                                 -----------------------------------------
                                                                      1997         1996         1995
                                                                 -----------------------------------------
                                                                 (In thousands, except per share data)
Basic:

Income before extraordinary item                                     $52,359      $107,702     $112,011
Extraordinary item                                                       ---          (686)         ---
                                                                 -----------------------------------------
Net income available to common stockholders                          $52,359      $107,016     $112,011

Weighted average shares outstanding                                   62,884        63,205       61,386

Basic earnings per common share before extraordinary item            $  0.83      $   1.70     $   1.82

Basic earnings per common share                                      $  0.83      $   1.69     $   1.82

Diluted:

Income before extraordinary item                                     $52,359      $107,702     $112,011
Extraordinary item                                                       ---          (686)         ---
                                                                 -----------------------------------------
Net income available to common stockholders                          $52,359      $107,016     $112,011

Weighted average shares outstanding                                   62,884        63,205       61,386
Effect of dilutive stock options outstanding                           1,051         1,175        1,087
                                                                 -----------------------------------------
Diluted weighted average shares outstanding                           63,935        64,380       62,473

Diluted earnings per common share before extraordinary item          $  0.82      $   1.67     $   1.79

Diluted earnings per common share                                    $  0.82      $   1.66     $   1.79

NOTE 21 SUBSEQUENT EVENT:

On April 22, 1998, the Board of Directors declared a 5-for-4 stock split to be effected as a 25 percent stock dividend payable on June 12, 1998, to shareholders of record at the close of business on June 1, 1998. Any fractional shares resulting from the dividend will be paid in cash. All share and per share amounts contained in the consolidated financial statements have been restated to reflect the effect of this stock split.

INDEPENDENT AUDITORS' REPORT
ASSOCIATED BANC-CORP

The Board of Directors
Associated Banc-Corp:


We have audited the accompanying consolidated statements of financial condition of Associated Banc-Corp and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of Associated Banc-Corp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of First Financial Corporation and subsidiaries, a wholly-owned subsidiary of Associated Banc-Corp, which statements reflect total assets constituting 55.2% and 56.3% as of December 31, 1997 and 1996, respectively and total revenues constituting 52.6%, 55.5% and 58.2% for the years ended December 31, 1997, 1996 and 1995, respectively, of the related consolidated totals. Those financial statements were audited by Ernst & Young LLP whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for First Financial Corporation and subsidiaries, is based solely on the report of Ernst & Young LLP.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of Ernst & Young LLP provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of Ernst & Young LLP, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Associated Banc-Corp and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Chicago, Illinois
January 22, 1998, Except for Note 21
 which is as of April 22, 1998

INDEPENDENT AUDITORS' REPORT
FIRST FINANCIAL CORPORATION

The Board of Directors
First Financial Corporation


We have audited the accompanying consolidated statements of financial condition of First Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997 (not presented separately herein). These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

Ernst & Young LLP
Milwaukee, Wisconsin
January 22, 1998

                             ASSOCIATED BANC-CORP
                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                  (UNAUDITED)

                                                                                June 30,         December 31,
                                                                                 1998               1997
                                                                              -----------        -----------
                                                                             (In Thousands, Except Share Data)
ASSETS
  Cash and due from banks                                                     $   275,844        $   288,021
  Interest-bearing deposits in other financial institutions                         4,619              4,154
  Federal funds sold and securities purchased under agreements to resell
                                                                                   18,500             11,511
  Investment securities:
    Held to maturity at amortized cost(Fair value of approximately $685,495
      and $782,240 at June 30, 1998 and December 31, 1997, respectively)          674,691            772,524

    Available for sale-stated at fair value                                     2,044,507          2,167,694
  Loans, held for sale                                                             86,851            114,001
  Loans, net of unearned income                                                 7,210,503          7,076,576
  Less:    Allowance for possible loan losses                                     (91,708)           (92,731)
                                                                              -----------        -----------
    Loans, net                                                                  7,118,795          6,983,845
  Premises and equipment                                                          128,573            127,823
  Other assets                                                                    209,287            221,866
                                                                              -----------        -----------
      Total assets                                                            $10,561,667        $10,691,439
                                                                              ===========        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Noninterest-bearing deposits                                                $   842,077        $   904,710
  Interest-bearing deposits                                                     7,625,071          7,459,427
                                                                              -----------        -----------
    Total deposits                                                              8,467,148          8,364,137
  Short-term borrowings                                                         1,066,287          1,337,008
  Accrued expenses and other liabilities                                          133,188            161,331
  Long-term borrowings                                                             27,758             15,270
                                                                              -----------        -----------
    Total liabilities                                                           9,694,381          9,877,746
  Commitments and contingent liabilities                                              ---                ---
  Stockholders' equity
    Preferred stock                                                                   ---                ---
    Common stock (par value $0.01 per share, authorized
      100,000,000 shares issued; 63,389,734 and 62,993,309
      shares, respectively)                                                           634                504
    Surplus                                                                       224,982            218,072
    Retained earnings                                                             613,314            569,996
    Accumulated other comprehensive income                                         31,810             26,144
    Less:  Treasury stock (81,148 and 23,618 shares, respectively
           at cost)                                                                (3,454)            (1,023)
                                                                              -----------        -----------
      Total stockholders' equity                                                  867,286            813,693
                                                                              -----------        -----------
      Total liabilities and stockholders' equity                              $10,561,667        $10,691,439
                                                                              ===========        ===========


(See accompanying notes to Consolidated Financial Statements.)

                             ASSOCIATED BANC-CORP
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                              Three Months Ended    Six Months Ended
                                                                   June 30,              June 30,
                                                             -------------------   -------------------
                                                               1998       1997       1998       1997
                                                             --------   --------   --------   --------
                                                                          (In Thousands)
INTEREST INCOME
  Interest and fees on loans                                 $151,247   $146,162   $302,131   $288,417
  Interest and dividends on investment securities:
    Taxable                                                    41,564     46,127     85,837     90,692
    Tax exempt                                                  2,603      2,300      5,065      4,650
  Interest on deposits in other financial institutions            609        256      1,185        533
  Interest on federal funds sold and securities
    purchased under agreements to resell                          232        211        487        506
                                                             --------   --------   --------   --------
    Total interest income                                     196,255    195,056    394,705    384,798
INTEREST EXPENSE
  Interest on deposits                                         86,775     82,821    173,071    163,856
  Interest on short-term borrowings                            15,280     18,052     32,650     34,472
  Interest on long-term borrowings                                543        546        985      1,034
                                                             --------   --------   --------   --------
    Total interest expense                                    102,598    101,419    206,706    199,362
                                                             --------   --------   --------   --------
NET INTEREST INCOME                                            93,657     93,637    187,999    185,436
  Provision for possible loan losses                            3,375      3,186      7,133      6,559
                                                             --------   --------   --------   --------
  Net interest income after provision for possible loan
    losses                                                     90,282     90,451    180,866    178,877
NONINTEREST INCOME
  Trust service fees                                            8,066      6,983     15,981     13,931
  Service charges on deposit accounts                           6,816      7,023     13,186     13,522
  Investment securities gains, net                                642        188      5,953      1,383
  Mortgage banking activity                                    11,183      5,438     22,079     10,554
  Retail commission income                                      3,987      3,992      7,377      7,862
  Loan fees                                                     4,870      4,074      9,030      7,758
  Asset sale gains, net                                         6,191        165      6,376        363
  Other                                                         3,341      3,249      6,863      6,377
                                                             --------   --------   --------   --------
    Total noninterest income                                   45,096     31,112     86,845     61,750
NONINTEREST EXPENSE
  Salaries and employee benefits                               37,103     33,518     73,046     66,839
  Net occupancy expense                                         5,053      5,193     10,222     10,855
  Equipment rentals, depreciation and maintenance               3,458      3,026      6,867      6,205
  Data processing expense                                       4,789      4,270      9,443      8,399
  Stationery and supplies                                       1,486      1,249      2,882      2,577
  Business development and advertising                          4,069      3,787      7,335      7,691
  FDIC expense                                                    817        840      1,646      1,642
  Other                                                        16,084     14,909     32,992     29,449
                                                             --------   --------   --------   --------
     Total noninterest expense                                 72,859     66,792    144,433    133,657
                                                             --------   --------   --------   --------
Income before income taxes                                     62,519     54,771    123,278    106,970
Income tax expense                                             21,515     19,291     42,414     37,631
                                                             --------   --------   --------   --------
NET INCOME                                                   $ 41,004   $ 35,480   $ 80,864   $ 69,339
                                                             ========   ========   ========   ========
Earnings per share:
  Basic                                                         $0.65      $0.57      $1.28      $1.10
  Diluted                                                       $0.64      $0.56      $1.26      $1.08

(See accompanying notes to Consolidated Financial Statements)

                             ASSOCIATED BANC-CORP
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                               Six Months Ended
                                                                                   June 30,
                                                                            ----------------------
                                                                               1998         1997
                                                                            ---------    ---------
                                                                                (In Thousands)
OPERATING ACTIVITIES
  Net income                                                                $  80,864    $  69,339
  Adjustments to reconcile net income to net cash used by
    operating activities:
    Provision for possible loan losses                                          7,133        6,559
    Depreciation and amortization                                               7,915        7,084
    Amortization of mortgage servicing rights                                   3,183        2,492
    Amortization of intangibles                                                 2,920        3,116
    Net amortization (accretion) of premiums and discounts                        882       (4,372)
    Loss on sales of investment securities, net                                (5,953)      (1,383)
    Increase (decrease) in interest receivable and other assets                12,334       (2,546)
    Decrease in interest payable and other liabilities                        (28,143)      (3,941)
    Amortization of loan fees and costs                                            31           26
    Net increase in mortgage loans acquired for sale                           34,848        1,269
    Loss on sales of mortgage loans held for sale                              (7,698)      (1,246)
    Loss on other asset sales                                                  (6,376)        (363)
                                                                            ---------    ---------
Net cash provided by operating activities                                     101,940       76,034

INVESTING ACTIVITIES
  Net decrease (increase) in federal funds sold and securities purchased
    under agreements to resell                                                 (6,989)      15,523
  Net increase in interest-bearing deposits in
    other financial institutions                                                 (465)      (1,892)
  Purchases of held to maturity securities                                    (10,019)     (97,286)
  Purchases of available for sale securities                                 (216,432)    (498,843)
  Proceeds from sales of available for sale securities                         60,366       33,612
  Maturities of held to maturity securities                                   107,601      144,742
  Maturities of available for sale securities                                 296,619      249,760
  Net increase in loans                                                      (174,024)    (268,397)
  Proceeds from sales of other real estate                                      3,513        3,872
  Purchases of premises and equipment, net of disposals                       (10,611)      (8,016)
  Purchase of mortgage servicing rights                                       (10,345)      (3,588)
  Net cash received in purchase of subsidiary                                     ---        5,051
  Proceeds from sale of other assets                                           38,086          544
                                                                            ---------    ---------
Net cash used in investing activities                                          77,300     (424,918)

FINANCING ACTIVITIES
  Net increase (decrease) in deposits                                         103,011      103,233
  Net increase (decrease) in short-term borrowings                           (271,732)     199,565
  Cash dividends                                                              (29,368)     (22,764)
  Proceeds from issuance of long-term borrowings                               13,500          425
  Proceeds from exercise of stock options                                       6,177        2,308
  Stock purchases by pooled company                                               ---      (21,048)
  Purchase of treasury stock                                                  (13,005)      (1,524)
                                                                            ---------    ---------
Net cash provided by (used in) financing activities                          (191,417)    (260,195)
Net decrease in cash and cash equivalents                                     (12,177)     (88,689)
Cash and due from banks at beginning of period                                288,021      369,842
                                                                            ---------    ---------
Cash and due from banks at end of period                                    $ 275,844    $ 281,153
                                                                            =========    =========

Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest                                                                $ 202,821    $ 193,348
    Income taxes                                                                3,839       37,092
Supplemental schedule of noncash investing activities:
  Loans transferred to other real estate                                        4,160       13,465
  Loans made in connection with the disposition of other real estate              237        3,807

(See accompanying notes to Consolidated Financial Statements.)

ASSOCIATED BANC-CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly Associated Banc-Corp's ("Corporation") financial position, results of its operations and cash flows for the periods presented. All adjustments necessary to the fair presentation of the financial statements are of a normal recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

NOTE 2: The consolidated financial statements include the accounts of all subsidiaries. All material intercompany transactions and balances are eliminated. The Corporation has not changed its accounting and reporting policies from those stated in the Corporation's 1997 Form 10-K Annual Report.

NOTE 3:  Business Combinations

The following table summarizes completed transactions during 1997 and 1998 (through June 30):

                                                                 Consideration Paid
                                                          -----------------------------
                                                                          Shares of
                                    Date     Method of        Cash          Common     Total Assets     Intangibles
Name of Acquired                  Acquired   Accounting   (In Millions)     Stock      (In Millions)   (In Millions)
----------------------------------------------------------------------------------------------------------------------
Centra Financial, Inc. [A]          2/97   Pooling of     $ ---              517,956   $   76           $ ---
West Allis, Wisconsin                      Interests


First Financial Corporation [B]    10/97   Pooling of       0.1           34,794,911    6,005             ---
Stevens Point, Wisconsin                   Interests
----------------------------------------------------------------------------------------------------------------------

[A] The transaction, accounted for using the pooling-of-interests method, was not material to operating results for years prior to the acquisition and, accordingly, results for years prior to the acquisition were not restated.

[B] All consolidated financial information has been restated as if the transaction had been effected as of the beginning of the earliest period presented.

NOTE 4:  Investment Securities

The amortized cost and fair values of investment securities held to maturity and securities available for sale for the periods indicated were as follows:

                    INVESTMENT SECURITIES HELD TO MATURITY
--------------------------------------------------------------------------------
                  (In thousands)                            June 30, 1998
--------------------------------------------------------------------------------
                                                     Amortized Cost   Fair Value
--------------------------------------------------------------------------------
Federal agency securities                                  $107,815     $108,447
Mortgage-related securities                                 314,062      319,875
Obligations of state and political subdivisions             178,795      181,632
Other securities (debt)                                      74,019       75,541
--------------------------------------------------------------------------------
Total                                                      $674,691     $685,495
================================================================================


(In thousands)                                            December 31, 1997
--------------------------------------------------------------------------------
                                                     Amortized Cost   Fair Value
--------------------------------------------------------------------------------
U.S. Treasury securities                                   $    498     $    500
Federal agency securities                                   146,259      146,818
Mortgage-related securities                                 361,298      365,952
Obligations of state and political subdivisions             183,286      186,300
Other securities (debt)                                      81,183       82,670
--------------------------------------------------------------------------------
Total                                                      $772,524     $782,240
================================================================================

                   INVESTMENT SECURITIES AVAILABLE FOR SALE
--------------------------------------------------------------------------------
                  (In thousands)                            June 30, 1998
--------------------------------------------------------------------------------
                                                     Amortized Cost   Fair Value
--------------------------------------------------------------------------------
U.S. Treasury securities                                 $   94,559   $   95,248
Federal agency securities                                   276,715      277,726
Mortgage-related securities                               1,394,195    1,426,950
Obligations of state and political subdivisions              51,219       51,383
Other securities (debt and equity)                          177,660      193,200
--------------------------------------------------------------------------------
Total                                                    $1,994,348   $2,044,507
================================================================================


(In thousands)                                            December 31, 1997
--------------------------------------------------------------------------------
                                                     Amortized Cost   Fair Value
--------------------------------------------------------------------------------
U.S. Treasury securities                                 $  109,200   $  109,841
Federal agency securities                                   324,708      330,542
Mortgage-related securities                               1,536,134    1,557,603
Obligations of state and political subdivisions              14,312       14,136
Other securities (debt and equity)                          142,081      155,572
--------------------------------------------------------------------------------
Total                                                    $2,126,435   $2,167,694
================================================================================

NOTE 5:  Allowance for Possible Loan Losses

A summary of the changes in the allowance for possible loan losses for the periods indicated is as follows:

                                             For the Six Months    For the Year
                                                   Ended               Ended
                                                  June 30,         December 31,
                                                    1998               1997
                                                    ----               ----
                                                       (In Thousands)
-------------------------------------------------------------------------------

Balance at beginning of period                    $92,731            $ 71,767
Balance related to acquisition                        ---                 728
Provisions charged to operating expense             7,133              31,668
Net loan charge-offs                               (8,156)            (11,432)
                                                  -------            --------
Balance at end of period                          $91,708            $ 92,731
-------------------------------------------------------------------------------

NOTE 6:  Mortgage Servicing Rights

The Corporation recognizes as separate assets (capitalized) the rights to service mortgage loans for others whether the servicing rights are acquired through purchases or loan origination. The fair value of capitalized mortgage servicing rights is based upon the present value of estimated expected future cash flows. Based upon current fair values, capitalized mortgage servicing rights are assessed periodically for impairment, which is recognized in the statement of income during the period in which impairment occurs by establishing a corresponding valuation allowance. For purposes of performing its impairment evaluation, the Corporation stratifies its portfolio of capitalized mortgage servicing rights on the basis of certain risk characteristics.

A summary of the changes in the balance of mortgage servicing rights is as follows:

                                    For the Six Months    For the Year
                                          Ended               Ended
                                         June 30,         December 31,
                                           1998               1997
--------------------------------------------------------------------------------
                                              (In Thousands)
Balance at beginning of period           $22,535             $20,238
Additions                                 10,345               9,801
Amortization                              (3,183)             (6,472)
Sales of servicing rights                    ---                 ---
Change in valuation allowance             (3,055)             (1,032)
                                         -------             -------
Balance at end of period                 $26,642             $22,535
--------------------------------------------------------------------------------

NOTE 7:  Per Share Computations

The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which became effective at year end 1997 for all periods presented. Under the provisions of SFAS No. 128, primary and fully diluted earnings per share were replaced with basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares adjusted for the dilutive effect of outstanding stock options.

The Corporation issued 500,995 shares of common stock to a wholly-owned subsidiary as part of the 1996 acquisition of F&M Bankshares of Reedsburg, Inc. These shares are not reflected on the Consolidated Statements of Financial Condition as issued or outstanding.

NOTE 8:  Earnings Per Share

Presented below are the calculations for basic and diluted earnings per share:

                                                  Three Months Ended   Six Months Ended
                                                       June 30,            June 30,
                                                    1998      1997      1998      1997
                                                  --------   -------   -------   -------
                                                  (In Thousands, Except Per Share Data)
Basic:
Net income available to common stockholders        $41,004   $35,480   $80,864   $69,339
Weighted average shares outstanding                 63,261    62,696    63,271    62,938
Basic earnings per share                           $  0.65   $  0.57   $  1.28   $  1.10
                                                   =======   =======   =======   =======
Diluted:
Net income available to common stockholders        $41,004   $35,480   $80,864   $69,339
Weighted average shares outstanding                 63,261    62,696    63,271    62,938
Effect of dilutive stock options outstanding           769       863       790     1,049
                                                   -------   -------   -------   -------
Diluted weighted average shares outstanding         64,030    63,559    64,061    63,987
Diluted earnings per common share                  $  0.64   $  0.56   $  1.26   $  1.08
                                                   =======   =======   =======   =======

NOTE 9:  Comprehensive Income

The Financial Accounting Standards Board (FASB) has issued SFAS No. 130, "Reporting Comprehensive Income", which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Corporation adopted SFAS No. 130 on January 1, 1998, and all annual required disclosures will be included beginning with the Corporation's 1998 Form 10-K Annual Report.

The Corporation's comprehensive income for the three and six month periods ended June 30, 1998 and 1997, is as follows:

                                                                        Three Months           Six Months
                                                                       Ended June 30,        Ended June 30,
                                                                       1998       1997       1998       1997
                                                                     --------   --------   --------   --------
Net income                                                           $41,004    $35,480    $80,864    $69,339
Other comprehensive income, net of tax -  unrealized gain on securities:
Unrealized holding gains arising during the period                     2,940     11,962      9,535      5,587
Less: reclassification adjustment for net gains realized in net
 income                                                                 (417)      (122)    (3,869)      (899)
                                                                     -------    -------    -------    -------
Subtotals                                                              2,523     11,840      5,666      4,688
                                                                     -------    -------    -------    -------
Comprehensive income                                                 $43,527    $47,320    $86,530    $74,027
                                                                     =======    =======    =======    =======

                                                                       EXHIBIT E


                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                      SELECTED FINANCIAL DATA -- COMPANY
              (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND RATIO DATA)


                                                               UNAUDITED                           AUDITED
                                                         AS OF AND FOR THE SIX           AS OF AND FOR THE YEAR ENDED
                                                         MONTHS ENDED JUNE 30,                   DECEMBER 31,
                                                      -------------------------   ---------------------------------------
                                                         1998           1997          1997          1996          1995
                                                      -----------    ----------   -----------    ----------    ----------
Income statement data:
   Interest income                                       $  7,984      $  7,769      $ 15,800      $ 16,313      $ 16,400
   Interest expense                                         3,233         3,479         6,991         7,619         8,423
                                                      -----------    ----------   -----------    ----------    ----------
          Net interest income                               4,751         4,290         8,809         8,694         7,977
   Provision for credit losses                                197           221         1,922           872         1,624
   Other income                                             1,376           713         1,451         1,518         1,574
   Other expenses                                           3,643         4,057         9,009         7,937         8,762
                                                      -----------    ----------   -----------    ----------    ----------
          Income (loss) before income taxes                 2,287           725          (671)        1,403          (835)
   Income tax expense (benefit)                               821           220           701           431          (523)
                                                      -----------    ----------   -----------    ----------    ----------
           Net income (loss)                             $  1,466      $    505      $ (1,372)     $    972      $   (312)
                                                      ===========    ==========   ===========    ==========    ==========
Per common share data:
   Net income per share                                     55.14         18.98        (51.62)        36.58        (11.72)
   Cash dividends per share                                     -             -          2.00          2.00             -
   Weighted average common shares outstanding              26,581        26,580        26,581        26,580        26,589

Balance sheet data:
   Total assets                                          $159,905      $171,906      $169,599      $174,554      $190,159
   Loans, net                                             105,898       119,796       119,544       117,810       128,586
   Allowance for loan losses                                4,091         2,868         4,209         3,238         4,169
   Total deposits                                         113,767       126,828       125,500       131,361       138,710
   Stockholders' equity                                    16,547        16,957        15,109        16,466        15,815
Financial ratios:
   Return on beginning assets                                1.23%         0.58%        (0.79)%        0.51%        -0.17%
   Return on beginning equity                               13.82%         6.13%        (8.33)%        6.15%        -2.04%
   Equity to total assets (period end)                      10.35%         9.86%         8.91%         9.43%         8.32%
   Book value per share                                  $ 622.51      $ 637.96      $ 568.41      $ 619.49      $ 594.79
                                                      ===========    ==========   ===========    ==========    ==========

Management's discussion and analysis of financial condition and results of operations of Citizens Bankshares, Inc. and its subsidiaries (the "Company"), is intended as a review of significant factors affecting the Company's consolidated results of operations during the six-month periods ended June 30, 1998 and 1997 and the three-year period ended December 31, 1997 and the Company's consolidated financial condition at June 30, 1998 and 1997 and at the end of each year during this period. This Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements including the accompanying notes, and the Selected Financial Data presented elsewhere in this Proxy Statement/Prospectus. The Company's principal subsidiaries are Citizens Bank, N.A. (the "Bank") and the Wisconsin Finance Corporation (the "Finance Company").

GENERAL OVERVIEW AND RECENT EVENTS

In 1995, following a period of rapid growth, the Company experienced a number of difficulties primarily in connection with the condition and operation of its Bank subsidiary. Both loan asset quality and liquidity had deteriorated at the Bank, and management deficiencies became apparent. Reduced loan asset quality adversely affected the Bank because of charge-offs of uncollectable loans, lost income from non-performing loans, additional expense incurred to address problem credits, and diversion of management time from other activities.
Reduced liquidity forced the Bank to pay higher rates to attract deposits and other funds, thereby adversely affecting net interest spread. Consequently, the Company's earnings and capital adequacy declined.

On May 17, 1995, the Bank entered into a written Formal Agreement with its primary regulatory agency, the Office of the Comptroller of the Currency (the "OCC"). Under the Formal Agreement the Bank agreed to, among other things, establish a liquidity plan, employ an outside management consultant to review and report on management of the Bank, develop and implement a program to improve the Bank's loan administration, take action to address criticized assets, adopt and implement an asset diversification program, establish an independent loan review system to periodically review the Bank's loan portfolio to assure timely identification of problem credits, establish a program for maintenance of an adequate allowance for loan and lease losses, and maintain minimum specified levels of capital. The Formal Agreement terminated on June 29, 1998.

As a result of the difficulties which surfaced in 1995, several senior officers left the Bank at that time and a number of new executive officers assumed positions of responsibility. Subsequent to 1995, the Bank's liquidity and asset quality improved, although asset quality continues to require management attention. The problems which surfaced in 1995 have had a significant impact on the Company's financial condition and results of operations throughout the period covered by this Discussion and Analysis. During this same period, the Finance Company, which was established in late 1992, grew in assets from $18,100,000 at December 31, 1994 to $23,700,000 at June 30, 1998.

On January 31, 1998, the Bank completed a sale of two branch offices to another bank. The sale included land and buildings, loans, and an assumption of deposit liabilities, and therefore reduced the assets and liabilities of the Bank while also increasing earnings in the first quarter of 1998 through the recognition of gains on the sale. The sale resulted in a pre-tax gain of approximately $702,000 which was recorded in the first quarter of 1998.

CHANGES IN FINANCIAL CONDITION

During the six months ended June 30, 1998, the Company's total assets declined $9,700,000 with the principal factor behind this change being the sale by the Bank of two of its branches. This resulted in reductions in net loans of approximately $6,400,000 and premises and equipment of $2,100,000. In addition, net loans declined $7,200,000 due to scheduled payments, seasonal paydowns, repayments from commercial and real estate loan refinancing activities, and problem loan repayments. Funds from these activities and the reduction in cash produced most of the increase in federal funds sold. The Bank's total deposits declined $11,600,000 from the sale of $10,200,000 in deposits at the branches sold. The Bank repaid the remaining $1,200,000 in Federal Home Loan Bank notes to reduce borrowed funds. The Company's equity increased $1,438,000, primarily from the first quarter earnings.

During 1997, the Company experienced a $5,000,000 decline in its total assets as the decline in Bank assets exceeded the growth in Finance Company assets. The Bank's continuing efforts to improve its interest margin resulted in a decrease of $5,900,000 in deposits. The Bank also repaid $1,800,000 in high rate borrowings from the Federal Home Loan Bank. These changes at the Bank were principally funded by normal maturities of investment securities and a continued decline in net loans of $1,700,000. The Bank's commercial loan growth principally in the second half of 1997 was more than offset by declines in the other loan portfolios. The Finance Company experienced growth of $1,500,000 in net loans, most of it in the fourth quarter and funding for this was provided through its normal bank lines of credit. The Company's equity declined $1,400,000 from the operating loss in the period.

During 1996, the Company's total assets declined $15,600,000. The Finance Company's balance sheet was nearly unchanged while the Bank's balance sheet in 1996 showed major changes as it continued the efforts started in 1995 to address loan quality, liquidity, and the low net interest margin. Total net loans at the Bank declined $9,500,000 with declines of $6,400,000, $2,400,000, and $3,000,000 in commercial, real estate, and consumer loans, respectively. The allowance for loan losses declined $1,000,000 with charge-offs of just over $2,000,000. The funds provided by these activities and a reduction in federal funds sold allowed the Bank to reduce its then higher cost time deposits, securities sold under agreement to repurchase, and Federal Home Loan Bank borrowings by $5,500,000, $1,900,000, and $6,800,000, respectively. The Bank also sold its $10,700,000 position in illiquid mortgage related securities and reinvested the funds in short-term US Treasury and Agency securities which improved its liquidity and capital ratios.

During 1995, total assets of the Company changed only modestly as the Finance Company grew and the Bank's balance sheet underwent major change as new management started to address significant asset quality, liquidity, and net interest margin problems. Total net loans at the Bank decreased $14,500,000 primarily from declines of $8,100,000 and $3,100,000 in commercial and consumer loans, respectively. The Finance Company's total net loans rose $2,300,000.
The Company's allowance for loan losses increased $1,100,000 after net charge-offs. The funds provided by these activities resulted in an increase in Federal Funds sold of $13,400,000. A net increase in total deposits, after a decrease in higher cost time deposits of $7,100,000 and a greater increase in lower cost interest bearing demand and money market deposits, more than offset the reduction in borrowed funds. The Bank reduced its high cost borrowings from the Federal Home Loan Bank by $6,100,000 while the Finance Company increased its borrowings under its bank lines of credit by $2,400,000 to fund its loan growth. The Company's equity increased $500,000, even with a net loss of $300,000, due to an increase in the unrealized gain on securities of $800,000.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1997

For the six months ended June 30, 1998, the Company's net income increased $1,000,000 over the same period in 1997. Increased interest income of approximately $400,000 from Finance Company operations combined with a decrease in interest expense on deposits of $300,000 from Bank operations produced an increase in the net interest income of $500,000. Non-interest revenue from normal operations was relatively unchanged but, the gain on the sale of two Bank branches added $700,000 in revenue in the 1998 period. Staff reductions in the Bank lowered salary and benefits expense $200,000 and combined with other non-interest expense reductions to lower total non-interest expense by $400,000.
The above changes combined to increase pre-tax income by $1,600,000 and to increase net income $1,000,000 in the 1998 period.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

The Company's earnings have been well below the industry norms for all three years with significant year-to-year swings resulting from, but originating prior to 1995, the Bank's rapid loan growth and significant credit quality problems associated with that growth; a major increase in investments in mortgage related securities; and a major increase in the cost of funds to fund these activities and subsequent liquidity problems. The Finance Company's earnings, however, have been stable with consistent year-to-year growth until 1997 when management elected to increase its loss reserves from 2% to 3% or $200,000 because of its concerns that there could possibly be an increase in credit problems and to make a change in accounting estimate related to goodwill amortization resulting in a $179,000 charge to expense. The Company's interest income increased 22% or $3,000,000 in 1995 after a significant decrease of interest income in the prior year; however, the Bank's interest income then declined $300,000 in both 1996 and 1997 reflecting the continued decline in the level of Bank loans; persistently high levels of non-performing bank loans; and lower market rates. Interest expense increased 53% or $2,900,000 in 1995 from the addition of high rate deposits and Federal Home Loan Bank borrowings. Bank management subsequently sold the mortgage related securities and that, combined with the decline in loans, provided the liquidity which allowed management to lower the rates offered on deposits to reduce interest expense on deposits in 1996 and 1997 by $400,000 in each year and pay down the Federal Home Loan Bank borrowings and reduce the related interest expense on borrowed funds. These reductions in interest on borrowed funds at the Bank exceeded the rise in the interest on borrowed funds for the Finance Company by $400,000 and $200,000 in 1996 and 1997,
respectively. As a result, the Company's net interest income rose consistently in all three years but the increase of $700,000 in 1996 was impacted by a recovery of $300,000 of previously reversed interest on one loan. Increases in the estimated loss on certain loans combined with the further deterioration in the financial conditions of some of the Bank's borrowers prompted management to continue to charge operations for substantial loan loss provisions. In 1995 management noted deterioration in the financial condition of some of the Bank's borrowers which prompted management to record a provision for loan losses in the amount of $1,600,000. During the last three years management has focused their efforts on these credit concerns to resolve problem loans. However, net loan charge-offs, including Finance Company loans have totaled $550,000, $1,803,000 and $951,000 during 1995, 1996 and 1997, respectively. In 1997, management recorded a provision for loan losses of $1,922,000. This increase in the provision from 1996 resulted from higher reserve percentages being applied to identified risk-rated loan categories.

Non-interest revenue increased $200,000 and $300,000 at the Bank and Finance Company, respectively, in 1995. In 1996, non-interest revenue at the Bank declined $200,000 and, at the Finance Company it grew $100,000 while revenue in this area was unchanged in 1997.

In 1995, the Company's non-interest expense increased $1,800,000. Management replacements and additions to Bank staff in the lending function to address the credit issues added nearly $600,000 to salary and benefits expense. Increased professional fees and the cost of foreclosures added $200,000 to expenses. Consulting fees and non-compete fees from the acquisition of Farmers Merchants Bank, Greenwood, a write-down of supplies inventories and, a loss on a demand deposit account comprised the major portion of the increase in other operating expense of $400,000. Real estate purchased in 1994 for a Bank branch site was written down to its estimated fair market value resulting a charge to expense of over $300,000 in 1995.

In 1996, non-interest expenses generally declined but in 1997 they rose $1,100,000 with increases in professional services of $500,000 related to the sale of two Bank branches and costs related to the proposed merger, and an increase of $179,000 resulting from management's valuation of goodwill associated with a 1994 purchase by the Finance Company. In addition, a charge of $600,000 was recorded to reduce the carrying value of properties, previously acquired by the Bank through foreclosure, to their estimated net fair value.
The Bank has actively marketed these properties for sale, but a reduction in fair value was necessary based upon recent indications of potential sale values.

In 1995, the Company's net income declined by $600,000 to a net loss of $300,000 from the increase in expenses and, in 1996, increased revenues and reduced expenses increased net income by $1,300,000. In 1997, management increased the valuation allowance for deferred tax assets as a result of an evaluation of the realization of the deferred tax assets. The deferred tax valuation allowance was increased $964,000 during 1997 resulting in a reduced net deferred tax asset of $773,000. This increase in the valuation allowance resulted in a provision for income taxes of $701,000 even though a loss of $671,000 was recorded. This resulted in a decline in net income of $2,300,000 to the loss of $1,400,000.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity represents the Company's ability to generate sufficient cash flow to fund its commitments to provide loans to borrowers; repurchase securities sold under agreement to repurchase; and to fund withdrawals by depositors, capital expenditures, and cash operating expenses. The nature, trend and contractual commitments of the Company are routinely monitored by Company management to ensure that adequate funds will be available when needed. In some cases the Company matches earning asset investments to material time deposit maturities where cash demand at maturity is reasonably anticipated.

Liquidity for Bank operations is provided in part by scheduled loan repayments but primarily by federal funds sold, interest bearing deposits, and the entire investment portfolio which is held available for sale.

These primary sources totaled $37,000,000 at December 31, 1997 and $45,000,000 at June 30, 1998. Liquidity for Finance Company operations is principally provided by scheduled loan repayments and funds available from its bank lines of credit. The Company has no current plans for major capital expenditures and there are no known trends, demands, commitments, events and no uncertainties that could reasonably be expected to result in a material increase or decrease in the Company's liquidity.

EFFECTS OF INFLATION

The Company's unaudited consolidated financial statements for the six months ended June 30, 1998 and 1997 and its audited consolidated financial statements and notes thereto for the years ended December 31, 1997, 1996, and 1995 have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all of the Company's assets and liabilities are monetary in nature and, as a result, changes in and the level of interest rates have a greater impact on the Company's performance than do the effects of the general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

REGULATORY CAPITAL REQUIREMENTS

The Company's primary regulator is the Federal Reserve Board and the Bank subsidiary's primary regulator is the OCC, both of which have adopted risk-based capital regulations which require that capital as a percent of risk weighted assets be maintained at certain minimum levels. Those levels compared to the Company's actual levels are detailed in the footnotes to the financial statements. The Company and the Bank meet the definition of well capitalized and are in compliance with all capital requirements as of June 30, 1998 and December 31, 1997 and management believes that they will continue to meet all current regulatory requirements. Certain legal and regulatory restrictions exist regarding the ability of the Bank to pay cash dividends to the Company. Management is not aware of any pending requirements or recommendations would have a material adverse effect on the Company's capital, liquidity or results of operations.

ALLOCATION OF ALLOWANCE FOR CREDIT LOSSES

For each period ended shown, the allowance for credit losses has been allocated to the following categories in amounts deemed reasonably necessary to provide for the possibility of losses being incurred within each category of loans at the dates indicated.

                                              (AMOUNTS IN THOUSANDS,  EXCEPT PERCENTS)

                                                  DECEMBER 31, 1997             DECEMBER 31, 1996              DECEMBER 31, 1995
                                              -------------------------    -----------------------------   ------------------------
                                                            PERCENT OF                       PERCENT OF                   PERCENT
                                                             LOANS IN                          LOANS IN                 OF LOANS IN
                                                               EACH                              EACH                       EACH
                                              ALLOWANCES      CATEGORY     ALLOWANCES FOR      CATEGORY    ALLOWANCES     CATEGORY
BALANCE AT END                                 FOR LOAN       TO TOTAL       FOR LOAN          TO TOTAL       FOR         TO TOTAL
OF PERIOD APPLICABLE TO:                        LOSSES          LOANS          LOSSES           LOANS      LOAN LOSSES      LOANS
------------------------                      ----------    -----------    --------------   ------------   -----------  -----------
Commercial, financial and agricultural            $2,875          42.15%           $2,195          39.44%       $3,269        41.79%
Real estate mortgage                                 549          29.86%              534          33.93%          376        39.02%
Installment and other loans                          753          25.59%              482          23.94%          508        17.53%
Municipal                                             32           2.40%               27           2.69%           16         1.66%
                                              ----------    -----------    --------------   ------------   -----------  -----------
      Total                                       $4,209         100.00%           $3,238         100.00%       $4,169       100.00%
                                              ==========    ===========    ===============  ============   ===========  ===========

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes the loan balance at the end of each period; changes in the allowance for credit losses arising from loans charged off and recoveries on loans previously charged off, by loan category; and additions to the allowance which have been charged to operating expenses.

                                                                                        (AMOUNTS IN THOUSANDS, EXCEPT RATIOS)
                                                                                      AS OF AND FOR THE YEAR ENDED DECEMBER 31,

                                                                                         1997            1996             1995
                                                                                      ----------       ---------       ----------
       Loan balance at year end                                                         $119,544        $117,810        $128,586

       Balance of allowance for credit losses at beginning of period                    $  3,238        $  4,169        $  3,096

       Loans charged off:
         Commercial, financial and agricultural                                              550           1,418             246
         Real estate mortgage                                                                 70              22              58
         Installment and other loans                                                         587             572             428
         Municipal                                                                             -               -               -

Total loans charged off                                                                    1,207           2,012             732
                                                                                      ----------       ---------       ---------

       Recoveries of loans previously charged off:
         Commercial, financial and agricultural                                              112              78              91
         Real estate mortgage                                                                  -               3              16
         Installment and other loans                                                         144             128              74
         Municipal                                                                             -               -               -
                                                                                      ----------       ---------       ---------
                 Total recoveries                                                            256             209             181

       Net loans charged off                                                                 951           1,803             551

       Additions to allowance for credit losses charged to operating expense               1,922             872           1,624
                                                                                      ----------       ---------       ---------

       Balance of allowance for credit losses at end of period                          $  4,209        $ 3, 238        $  4,169
                                                                                      ==========       =========       =========

       Ratio of net charge-offs during period to loans outstanding at period ended          0.80%           1.53%           0.43%
                                                                                      ==========      ==========       =========

LOAN COMPOSITION

The following table summarizes the loan composition at the end of each period.

                                                                           (AMOUNTS IN THOUSANDS)
                                                                                DECEMBER 31,
                                                                       1997                      1996
                                                               -------------------       -------------------
          Commercial, financial and agricultural                          $ 53,345                  $ 48,710
          Real estate mortgage                                              37,802                    41,905
          Installment and other loans                                       32,395                    29,570
          Municipal                                                          3,038                     3,330
                                                               -------------------       -------------------
                                                                           126,580                   123,515
          Less:
              Allowance for credit losses                                    4,209                     3,238
              Unamortized discounts                                          2,827                     2,467
                                                               -------------------       -------------------
          Total net loans                                                 $119,544                  $117,810
                                                               ===================       ===================

LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES AS OF DECEMBER 31, 1997

                                                                            (AMOUNTS IN THOUSANDS)
                                                                                LOAN MATURITIES
                                               ---------------------------------------------------------------------------
                                                                           AFTER 1
                                                   1 YEAR                  THROUGH              AFTER 5
                                                   OR LESS                 5 YEARS               YEARS            TOTAL
                                               ---------------        -------------         -------------      -----------
Commercial, financial
   and agricultural                                    $35,752              $17,423                $  170         $ 53,345
Real estate mortgage                                    21,631               13,195                 2,976           37,802
Installment and other loans                             14,574               16,309                 1,512           32,395
Municipal                                                1,273                1,127                   638            3,038
                                               ---------------        -------------         -------------      -----------
             Total                                     $73,230              $48,054                $5,296         $126,580
                                               ===============        =============         =============      ===========
Amount over one year with:
   Fixed rates                                                                                                    $ 37,951
   Floating or adjustable rates                                                                                   $ 15,399
                                                                                                              ============

PAST DUE AND NONPERFORMING LOANS

The following table reflects as of the periods ended the aggregate amounts of loans which are nonaccrual or troubled debt restructurings. There were no accruing loans past due 90 days or longer as to principal or interest payments for any of the periods shown.

                                       (AMOUNTS IN THOUSANDS)
                                             December 31,
                                   1997           1996         1995
                               -----------     ----------   ----------
     Nonaccrual loans          $     5,700     $    5,600   $    9,200
     Restructured loans                329             23           25
                               ===========     ==========   ==========
               Total           $     6,029     $    5,623   $    9,225
                               ===========     ==========   ==========


If interest on the nonaccrual loans had been accrued, such income would have approximated $566,378 for the year ended December 31, 1997, $617,582 for the year ended December 31, 1996 and $902,264 for the year ended December 31, 1995.

Loans are normally placed on non-accrual status when they become contractually past due 90 days or more as to interest or principal payments. Previously accrued and uncollected interest on such loans is reversed, amortization of related loan fees is suspended, and income is recorded only to the extent that interest payments are subsequently received in cash and a determination has been made that the principal balance of the loan is collectible. If collectibility of the principal is in doubt, payments received are applied to the principal.
As of December 31, 1997, management believes that there are no potential problem loans which would require disclosure.

Loan concentrations exceeding 10% of the total loan portfolio consist of residential real estate and commercial real estate loans which approximate 42.50% and 16.10%, respectively of total loans as of December 31, 1997.

                       CONSOLIDATED FINANCIAL STATEMENTS


                               TABLE OF CONTENTS

                                                                         PAGE
CONSOLIDATED FINANCIAL STATEMENTS OF CITIZENS BANKSHARES,
INC. AND SUBSIDIARIES FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND
1995:

     Independent Auditor's Report                                        E-10
     Consolidated Balance Sheets                                         E-11
     Consolidated Statements of Income                                   E-12
     Consolidated Statements of Stockholders' Equity                     E-13
     Consolidated Statements of Cash Flows                               E-14
     Notes to Consolidated Financial Statements                          E-15


CONSOLIDATED FINANCIAL STATEMENTS OF CITIZENS BANKSHARES,
INC. AND SUBSIDIARIES FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND
1997 (UNAUDITED):

     Consolidated Balance Sheets                                         E-30
     Consolidated Statements of Income                                   E-31
     Consolidated Statements of Cash Flows                               E-32
     Notes to Consolidated Financial Statements                          E-33

                         INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
Citizens Bankshares, Inc.


We have audited the accompanying consolidated balance sheets of Citizens Bankshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Bankshares, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Milwaukee, Wisconsin
April 21, 1998

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 31,
ASSETS                                                                      1997                          1996
                                                                    -----------------------       ---------------------
Cash and due from banks                                                        $  5,561,092                $  5,081,862
Federal funds sold                                                                7,350,000                   7,500,000
                                                                    -----------------------       ---------------------
CASH AND CASH EQUIVALENTS                                                        12,911,092                  12,581,862

Interest bearing deposits                                                         1,421,697                     829,783
Investment securities available for sale                                         28,271,997                  34,187,554
Loans, net                                                                      119,544,446                 117,810,418
Accrued interest receivable                                                       1,082,770                   1,105,754
Bank premises and equipment                                                       3,906,479                   4,341,788
Goodwill (less accumulated amortization of
    $1,036,921 - 1997; $614,990 - 1996)                                             931,670                   1,353,601
Assets acquired through foreclosure (net
    of allowance of $475,000 - 1997)                                                574,291                     973,131
Other assets                                                                        954,504                   1,369,657
                                                                    -----------------------       ---------------------
TOTAL ASSETS                                                                   $169,598,946                $174,553,548
                                                                    =======================       =====================

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                       $125,499,520                $131,360,746
Borrowed funds                                                                   20,271,700                  20,671,700
Securities sold under agreements to repurchase                                    6,345,096                   3,887,395
Accrued interest payable                                                            652,843                     766,732
Capital lease payable                                                                    --                      20,700
Other liabilities                                                                 1,721,236                   1,380,129
                                                                    -----------------------       ---------------------
TOTAL LIABILITIES                                                               154,490,395                 158,087,402

Stockholders' Equity:
  Common stock, $20.00 par value per share;
    100,000 shares authorized; 28,225 shares issued                                 564,500                     564,500
  Capital surplus                                                                 4,754,318                   4,753,444
  Less treasury stock at cost:
    1997--1,643 shares; 1996--1,645 shares                                         (419,139)                   (419,512)
  Net unrealized gain on securities available for sale                              215,638                     149,075
  Retained earnings                                                               9,993,234                  11,418,639
                                                                    -----------------------       ---------------------
TOTAL STOCKHOLDERS' EQUITY                                                       15,108,551                  16,466,146
                                                                    -----------------------       ---------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $169,598,946                $174,553,548
                                                                    =======================       =====================

See notes to consolidated financial statements.

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   YEAR ENDED DECEMBER 31,
                                                              1997           1996            1995
                                                        --------------  --------------  --------------
Interest income:
  Loans                                                    $13,487,619     $13,765,656     $14,067,608
  Securities:
    Taxable                                                  1,763,918       1,725,274       1,666,689
    Nontaxable                                                 235,163         238,636         343,204
  Federal funds sold                                           313,305         582,930         322,435
                                                        --------------  --------------  --------------
TOTAL INTEREST INCOME                                       15,800,005      16,312,496      16,399,936

Interest expense:
  Deposits                                                   5,019,135       5,394,729       5,782,204
  Borrowed funds                                             1,971,898       2,224,395       2,640,755
                                                        --------------  --------------  --------------
TOTAL INTEREST EXPENSE                                       6,991,033       7,619,124       8,422,959
                                                        --------------  --------------  --------------

NET INTEREST INCOME                                          8,808,972       8,693,372       7,976,977
Provision for credit losses                                  1,922,187         871,957       1,623,824
                                                        --------------  --------------  --------------
NET INTEREST INCOME AFTER
PROVISION FOR CREDIT LOSSES                                  6,886,785       7,821,415       6,353,153

Noninterest income:
  Service charges on deposit accounts                          579,430         665,433         601,791
  Insurance commissions                                        376,132         329,137         276,003
  Loan fees and service charges                                127,286         117,835         167,900
  Gain on sale of investment securities, net                        --          61,890         105,930
  Other                                                        367,705         344,625         422,628
                                                        --------------  --------------  --------------
TOTAL NONINTEREST INCOME                                     1,450,553       1,518,920       1,574,252
                                                        --------------  --------------  --------------

Noninterest expense:
  Salaries and employee benefits                             4,516,208       4,404,860       4,300,761
  Bank premises and equipment                                1,142,864       1,295,080       1,257,035
  Professional services                                        783,233         257,068         349,463
  Amortization of goodwill                                     421,931         220,539         217,924
  Regulatory fees                                              103,674         189,016         320,820
  Net costs of operation of foreclosed assets                   84,278         125,479         251,128
  Write down of foreclosed assets                              594,598              --              --
  Other                                                      1,361,458       1,444,925       1,728,612
  Write down of premises                                            --              --         335,827
                                                        --------------  --------------  --------------
TOTAL NONINTEREST EXPENSE                                    9,008,244       7,936,967       8,761,570
                                                        --------------  --------------  --------------

INCOME (LOSS)BEFORE INCOME TAXES                              (670,906)      1,403,368        (834,165)
Income tax expense (benefit)                                   701,335         431,118        (522,433)
                                                        --------------  --------------  --------------

NET INCOME (LOSS)                                          $(1,372,241)    $   972,250     $  (311,732)
                                                        ==============  ==============  ==============

NET INCOME (LOSS) PER SHARE-BASIC                          $    (51.62)    $     36.58     $    (11.72)
                                                        ==============  ==============  ==============

See notes to consolidated financial statements.

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                 Net Unrealized
                                                                                   Gain (Loss)
                                                                                  On Securities
                                        Common        Capital       Treasury        Available         Retained
                                         Stock        Surplus        Stock          For Sale          Earnings        Total
                                     ------------  ------------  ------------  ------------------  -------------  ------------
Balance at January 1, 1995              $ 564,500    $4,751,850     ($412,059)          ($414,740)   $10,811,282   $15,300,833

Net loss                                                                                                (311,732)     (311,732)
Purchase of treasury stock,
  19 shares                                                            (8,199)                                          (8,199)
Sale of treasury stock,
   2 shares                                                 822           373                                            1,195
Change in net unrealized gains
  on securities available-for-sale,
  net of tax                                                                              832,507                      832,507
                                     ------------  ------------  ------------  ------------------  -------------  ------------
BALANCE AT
   DECEMBER 31, 1995                    $ 564,500    $4,752,672     ($419,885)       $    417,767    $10,499,550   $15,814,604

Net income                                                                                               972,250       972,250
Sale of treasury stock,
   2 shares                                                 772           373                                            1,145
Cash dividends declared,
  $2.00 per share                                                                                        (53,161)      (53,161)
Change in net unrealized gains
  on securities available-for-sale,
  net of tax                                                                             (268,692)                    (268,692)
                                     ------------  ------------  ------------  ------------------  -------------  ------------
BALANCE AT
   DECEMBER 31, 1996                    $ 564,500    $4,753,444     ($419,512        $    149,075    $11,418,639   $16,466,146

Net loss                                                                                              (1,372,241)   (1,372,241)
Sale of treasury stock,
   2 shares                                                 874           373                                            1,247
Cash dividends declared,
  $2.00 per share                                                                                        (53,164)      (53,164)
Change in net unrealized gains
  on securities available-for-sale,
  net of tax                                                                               66,563                       66,563
                                     ------------  ------------  ------------  ------------------  -------------  ------------
BALANCE AT
   DECEMBER 31, 1997                    $ 564,500    $4,754,318     ($419,139)       $    215,638    $ 9,993,234   $15,108,551
                                     ============  ============  ============  ==================  =============  ============

See notes to consolidated financial statements.

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEAR ENDED DECEMBER 31
                                                                         1997                1996                1995
                                                                  -----------------      ------------      --------------
OPERATING ACTIVITIES
  Net income (loss)                                                     ($1,372,241)     $    972,250           ($311,732)
  Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for credit losses                                         1,922,187           871,957           1,623,824
      Write down of assets acquired through foreclosure                     594,598                --                  --
      Provision for depreciation and amortization                           491,435           504,564             487,323
      Net accretion of investment security discounts                        (91,670)          (88,226)            (56,501)
      Net amortization of loan premiums and discounts                       359,998          (672,132)           (346,090)
      Goodwill amortization                                                 421,931           220,539             217,924
      Deferred income taxes                                                 253,884           (17,878)           (593,027)
      Realized gains on investment securities, net                               --           (61,890)           (105,930)
      Write down of premises                                                     --                --             335,827
      (Increase) decrease in accrued interest receivable                     22,984            20,396             (30,981)
      Increase (decrease) in interest payable                              (113,889)         (123,005)            171,121
      Other                                                                 543,190           326,208             501,433
                                                                  -----------------      ------------      --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                 3,032,407         1,952,783           1,893,191

INVESTING ACTIVITIES
    (Increase) decrease in interest-bearing deposits at banks              (591,914)          322,498              21,056
    Proceeds from sales of investment securities                                 --        11,151,291           6,829,019
    Proceeds from maturity of investment securities                      23,055,450        18,075,124           5,937,037
    Purchase of investment securities                                   (16,981,660)      (31,121,420)        (13,847,070)
    Net (increase) decrease in loans                                     (4,635,826)        7,688,460          10,107,335
    Payments received on assets acquired through foreclosure                423,855           633,842             377,375
    Purchases of premises and equipment                                     (96,940)         (253,119)           (200,300)
                                                                  -----------------      ------------      --------------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                 1,172,965         6,496,676           9,224,452

FINANCING ACTIVITIES
    Net increase (decrease) in deposits                                  (5,861,226)       (7,349,518)          4,281,761
    Increase (decrease) in borrowed funds                                 2,057,701        (9,033,264)         (1,865,222)
    Payment of cash dividends                                               (53,164)          (53,161)                 --
    Repayment of capital lease obligation                                   (20,700)          (49,404)            (50,207)
    Sale (purchase) of treasury stock                                         1,247             1,145              (7,004)
                                                                  -----------------      ------------      --------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      (3,876,142)      (16,484,202)          2,359,328
                                                                  -----------------      ------------      --------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            329,230        (8,034,743)         13,476,971

Cash and cash equivalents at beginning of year                           12,581,862        20,616,605           7,139,634
                                                                  -----------------      ------------      --------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $ 12,911,092      $ 12,581,862        $ 20,616,605
                                                                  =================      ============      ==============

Supplemental cash flow information:
   Interest paid on deposits and borrowings                            $  7,105,000      $  7,496,000        $  8,252,000
   Income taxes paid, net                                              $    318,500      $    384,000        $     10,000
   Loans receivable transferred to foreclosed properties               $    619,613      $  1,379,597        $    513,159

See notes to consolidated financial statements.

                   CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995


NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS: Citizens Bankshares, Inc. (the Company), provides a full range of financial services to individual customers in Wisconsin through its wholly-owned insured banking subsidiary, Citizens Bank, N.A. (the Bank). Financial services are also provided to customers throughout Wisconsin and two locations in Illinois by Wisconsin Finance Corporation (WFC), a wholly-owned financing subsidiary. The Company and its subsidiaries are subject to regulations of certain federal agencies and undergo periodic examinations by these regulatory authorities.

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from these estimates.

CONSOLIDATION: The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries: The Bank and the Bank's wholly-owned subsidiary, CB Investments, Inc.; and Wisconsin Finance Corporation and WFC's wholly-owned subsidiary, Citizens Financial Services, Inc. All significant intercompany accounts have been eliminated.

CASH EQUIVALENTS: Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

INVESTMENT SECURITIES: Management determines the appropriate classification of debt and equity securities at the time of purchase. Debt and equity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt and equity securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at aggregate fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The Company does not hold any securities in a trading account. The cost of debt and equity securities classified as held-to-maturity or available-for-sale are adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Interest and dividends are included in interest income. Realized gains and losses are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

LOANS:   Loans that management has the intent and ability to hold for the foreseeable future or until maturity are carried at their unpaid principal balance reduced by unearned discount and the allowance for loan losses.
Interest on commercial, municipal and real estate mortgage loans is computed using the simple interest method. Interest on precomputed installment loans held by WFC is computed using the Rule of 78. Interest on all other installment loans is computed using a method which approximates a level-yield method or the simple interest method, as appropriate. Interest on loans is recorded using the accrual method. The accrual of interest income is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, previously accrued interest is reversed and charged against current operations.

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Impaired loans are loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Large groups of homogeneous loans such as mortgage and installment loans and leases are collectively evaluated for impairment. Impaired loans are measured and reported based on the present value of expected cash flows discounted at the loan's effective interest rate, or at the fair value of the loan's collateral if the loans is deemed "collateral dependent." A valuation allowance is required to the extent that the measure of the impaired loans is less than the recorded investment.

Nonaccrual loans are loans on which the accrual of interest ceases because the timely collection of interest payments is determined to be uncertain by management. It is the general policy of the Company to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more unless the loan is well collateralized and in process of collection. When interest accrual is discontinued, all unpaid interest is reversed. Income is recorded only to the extent that interest payments are subsequently received in cash and a determination has been made that the principal balance of the loan is collectible. If collectibility of the principal is in doubt, payments received are applied to loan principal.

LOAN FEES: Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the yield over the contractual life of the related loans. Such fees are recorded as income upon prepayment of the related loans.

ASSETS ACQUIRED THROUGH FORECLOSURE: Assets acquired through foreclosure are initially recorded at the lower of cost or fair value, net of estimated selling costs at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the asset is carried at the lower of carrying amount
or fair value.   Costs relating to improvement of the property are capitalized;
holding costs and changes in the valuation allowance are charged to expense.

ALLOWANCE FOR CREDIT LOSSES: The allowance for credit losses is increased through a provision for credit losses charged to expense. Loans are charged against the allowance when management believes that the collectibility of the principal amount is unlikely. Recoveries of amounts previously charged off are credited to the allowance. The allowance for credit losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on an evaluation of the portfolio, including past loan loss experience, known or inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost, less accumulated depreciation. The cost of premises and equipment is being depreciated using the straight-line method, over the estimated useful lives of the assets generally 3 to 40 years.

GOODWILL:   Costs in excess of the fair value of acquired businesses is amortized over the estimated useful lives using the straight line method, generally seven to fifteen years. The Company periodically evaluates the carrying value and remaining amortization periods of all long lived assets including goodwill for impairment by reviewing various attributes including expected loan and customer runoff. As a result of this evaluation during 1997, a charge of $179,000 was taken to reduce the amortization period from seven to five years.

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

INCOME TAXES: The Company and its subsidiaries file consolidated federal and separate state income tax returns. The Company accounts for income taxes using the asset and liability method. Deferred income tax assets and liabilities are adjusted regularly to amounts estimated to be receivable or payable based on current applicable income tax rates. Consequently, tax expense in future years may be impacted by changes in tax rates and tax return limitations.

NET INCOME (LOSS) PER SHARE: Net income (loss) per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding was
26,581 in 1997, 26,580 in 1996 and 26,589 in 1995.   The Company does not have
any common stock equivalents; therefore, diluted per share amounts equal the basic per share amounts.

NOTE B -- INVESTMENT SECURITIES

The following is a summary of investment securities available-for-sale:

                                                                            December 31, 1997
                                                                        Gross                 Gross               Estimated
                                                 Amortized           Unrealized            Unrealized               Fair
                                                   Cost                 Gains                Losses                 Value
                                            -------------------    ---------------     -------------------   -------------------
U.S. Government and federal
     agency securities                              $21,302,821           $ 72,590                 $12,806           $21,362,605
   State and municipal                                3,577,571            258,017                     143             3,835,445
   Other, principally equity securities               3,061,316             13,477                     846             3,073,947
                                            -------------------    ---------------     -------------------   -------------------
   Total securities                                 $27,941,708           $344,084                 $13,795           $28,271,997
                                            ===================    ===============     ===================   ===================

                                                                            December 31, 1996
                                                                        Gross                 Gross               Estimated
                                                 Amortized           Unrealized            Unrealized               Fair
                                                   Cost                 Gains                Losses                 Value
                                            -------------------    ---------------     -------------------   -------------------
   U.S. Government and federal
     agency securities                              $26,890,152           $ 58,800                 $64,065           $26,884,887
   State and municipal                                3,918,063            233,239                       -             4,151,302
   Other, principally equity securities               3,151,365                  -                       -             3,151,365
                                            -------------------    ---------------     -------------------   -------------------
   Total securities                                 $33,959,580           $292,039                 $64,065           $34,187,554
                                            ===================    ===============     ===================   ===================

Securities with a carrying value of $17,024,001 at December 31, 1997 and $15,148,834 at December 31, 1996 were pledged to secure liabilities to the U.S. Treasury, customer repurchase agreements and municipal deposits.

The amortized cost and estimated fair value of securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay certain of these obligations with or without call or prepayment penalties.

                    CITIZENS BANKSHARES, INC. SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                                                         Amortized              Estimated
                                                                                           Cost                Fair Value
                                                                                   -------------------    -------------------
             Due in one year or less                                                       $14,756,154            $14,792,444
             Due after one year through five years                                           7,509,732              7,586,072
             Due after five years through ten years                                          1,391,326              1,533,640
             Due after ten years                                                             1,223,180              1,285,894
                                                                                   -------------------    -------------------
                                                                                            24,880,392             25,198,050

             Other, principally equity securities                                            3,061,316              3,073,947
                                                                                   -------------------    -------------------
             Total securities                                                              $27,941,708            $28,271,997
                                                                                   ===================    ===================

             Information concerning sale of securities is as follows:

                                                                                 Years Ended December 31,
                                                                       1997               1996                   1995
                                                                   ------------    -------------------    -------------------
             Proceeds from sales of securities                            $   -            $11,151,291            $ 6,829,019
             Gross gains realized from sales of securities                $   -            $   123,268            $   125,216
             Gross losses realized from sales of securities               $   -            $    61,378            $    19,286

NOTE C -- LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loan balances classified by type are as follows:

                                                                                 December 31
                                                                         1997                  1996
                                                                   --------------        --------------
             Commercial, financial and agriculture                   $ 53,345,355          $ 48,710,332
             Real                                                      37,801,932            41,905,010
             estate
             mortgage
             Installment                                               32,394,609            29,570,390
             Municipal                                                  3,038,187             3,329,649
                                                                   --------------        --------------
                                                                      126,580,083           123,515,381
             Less:
             Allowance for credit losses                                4,208,878             3,238,202
             Unamortized discounts                                      2,826,759             2,466,761
                                                                   --------------        --------------
             Total loan balances                                     $119,544,446          $117,810,418
                                                                   ==============        ==============

Information concerning impaired loans which includes all nonaccrual loans is as follows:

                                                                                             December 31,
                                                                         1997                    1996                   1995
                                                                ---------------------    ---------------------   -----------------
Impaired loans                                                      $5,700,000                 $5,600,000             $9,200,000
Impaired loans with a valuation allowance                           $2,714,000                 $3,661,000             $9,200,000
Valuation allowance for impaired loans                              $1,227,000                 $1,401,000             $2,931,000

No significant income was recognized on impaired loans for each of the years in the three year period ending December 31, 1997.

                    CITIZENS BANKSHARES, INC. SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Activity in the allowance for credit losses is summarized as follows:

                                                                 Years Ended December 31,
                                                   1997                    1996                   1995
                                             --------------         ---------------         --------------
             Balance at beginning of year       $ 3,238,202             $ 4,169,428             $3,095,530
             Provisions                           1,922,187                 871,957              1,623,824
             Recoveries                             255,643                 208,511                181,311
             Charge-offs                         (1,207,154)             (2,011,694)              (731,237)
                                             --------------         ---------------         --------------
             Balance at end of year             $ 4,208,878             $ 3,238,202             $4,169,428
                                             ==============         ===============         ==============

The Bank has loans outstanding to executive officers, directors, and to parties which have the ability to significantly influence the Bank or the Company's management or operating policies. These loans were made in the ordinary course of business on the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than the normal risk of collectibility. Activity in 1997 associated with loans made to related parties was as follows:

                                                  1997
                                              -------------
             Balance at beginning of year       $  959,458
             New loans                             273,140
             Repayments                           (183,540)
                                            --------------
             Balance at end of year             $1,049,058
                                            ==============

NOTE D -- PREMISES AND EQUIPMENT

Premises and equipment are comprised of the following:

                                                                                   December 31,
                                                                    ---------------------------------------
                                                                           1997                   1996
                                                                    ----------------       ----------------
                          Land and improvements                          $   783,074            $   783,074
                          Building and improvements                        3,569,497              3,550,117
                          Furniture and equipment                          1,574,375              1,630,595
                          Capital leased equipment                                 -                536,143
                          Data processing equipment                          953,824                939,549
                          Leasehold improvements                              12,921                 12,921
                                                                    ----------------       ----------------
                                                                           6,893,691              7,452,399
                          Less accumulated depreciation
                             and amortization                             (2,987,212)            (3,110,611)
                                                                    ----------------       ----------------
                          Total                                          $ 3,906,479            $ 4,341,788
                                                                    ================       ================

                    CITIZENS BANKSHARES, INC. SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE E -- DEPOSITS

Deposits are summarized as follows:

                                                                                       December 31,
                                                                      1997                                     1996
                                                   --------------------------------------    ---------------------------------
                                                          Amount             Percent              Amount            Percent
                                                   -------------------  -----------------    -----------------  --------------
Demand deposit accounts (non-interest bearing)            $ 15,500,728              12.35%        $ 14,145,522           10.77%
Interest bearing checking accounts                          10,421,974               8.30%          12,313,707            9.37%
Passbook savings accounts                                   16,069,340              12.81%          17,217,898           13.11%
Money market accounts                                       28,668,997              22.84%          27,552,542           20.97%
Time deposit accounts                                       54,838,481              43.70%          60,131,077           45.78%
                                                   -------------------  -----------------    -----------------  --------------
                                                          $125,499,520             100.00%        $131,360,746          100.00%
                                                   ===================  =================    =================  ==============

At December 31, 1997, the scheduled maturities of time deposits are as follows:

                    1998                                  $ 41,369,481
                    1999                                     7,138,000
                    2000                                     3,535,000
                    2001                                     2,796,000
                                                          $ 54,838,481
                                                   ===================

Time deposits include approximately $1,696,000 and $2,989,000 of certificates of deposit of $100,000 or more at December 31, 1997 and 1996 respectively.
Interest expense on such deposits for the years ended December 31, 1997, 1996 and 1995 was approximately $163,000, $117,000 and 314,000, respectively.

NOTE F -- BORROWED FUNDS

Borrowings are summarized as follows:

                                                                                    December 31,
                                                                     1997                                         1996
                                                  ------------------------------------------  --------------------------------------
                                                          Amount             Interest Rate            Amount          Interest Rate
                                                  --------------------  --------------------  --------------------   ---------------
Note payable to bank, due May 1, 1998                      $ 3,559,200                  8.50%          $ 2,877,500          8.25%
Note payable to bank, due April 30, 1998                     3,512,500                  8.50%            2,794,200          8.25%
Note payable to bank, due November 1, 2000                   6,000,000                  8.25%            6,000,000          8.25%
Note payable to bank, due December 1, 2000                   6,000,000                  8.25%            6,000,000          8.25%

Federal Home Loan Bank, due September 22, 1997                                                           1,000,000          7.02%
Federal Home Loan Bank, due June 23, 1999                      600,000                  6.81%            1,000,000          6.81%
Federal Home Loan Bank, due May 13, 1999                       600,000                  6.94%            1,000,000          6.94%
                                                  --------------------  --------------------  --------------------   ---------------
                                                           $20,271,700                                 $20,671,700
                                                  ====================                        ====================

The $3,559,200 and $3,512,500 notes payable to a bank in 1997 and $2,877,500 and
$2,794,200 in 1996 represent borrowings by WFC under lines of credit totaling $11,000,000 in 1997 and $10,000,000 in 1996. Interest is payable monthly.
Borrowings are secured by a guaranty of Citizens Bankshares, Inc.

The Bank is required to maintain unencumbered 1-4 family mortgage loans in its portfolio aggregating at least 167% or pledge securities for any outstanding advances from the Federal Home Loan Bank (FHLB) as collateral on these borrowings. In addition, these notes are collateralized by all FHLB stock. The Company owns $469,000 of Federal Home Loan Bank stock and has a line of credit approximately

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

$52,179,400 of which $4,539,920 is available without purchasing additional FHLB stock. Interest under each FHLB note is payable monthly and are at fixed rates for the term of the notes. These notes cannot be prepaid without prepayment penalties.

NOTE G -- SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

                                                                          1997                    1996                    1995
                                                                  ------------------      ------------------      ------------------
Securities sold under agreements to repurchase:
         Balance at December 31                                          $ 6,345,096              $3,887,395             $5,750,659
         Maximum month-end balance                                        11,518,719               7,007,118              8,538,345
         Average balance during the year                                   6,639,805               5,954,893              6,131,954
         Average rate at year-end                                               5.11%                   4.60%                  5.12%

NOTE H -- PROFIT SHARING AND RETIREMENT PLAN

The Company has a contributory profit sharing and retirement plan covering substantially all full-time employees meeting certain age and length-of-service requirements. Annual contributions are determined by the Board of Directors. The expense associated with this plan was $113,418 and $47,429 for the years ended December 31, 1997 and 1996, respectively. There was no expense for the year ended December 31, 1995.

The Company has a 401(k) profit sharing plan covering substantially all full-time employees meeting certain age and length-of-service requirements. The Company matches 100% of employee contributions, not to exceed 3% of participants' compensation for the plan year. Additional contributions may be made as determined by the Company's Board of Directors. Total expenses associated with the plan were $87,950 in 1997, $70,951 in 1996 and $66,869 in 1995.

NOTE I -- INCOME TAXES

Income tax expense (benefit) consists of the following:

                                                            Year Ended December 31,
                                               1997                   1996                     1995
                                        -----------------     -----------------       -------------------
             Current:
             Federal                             $364,678              $400,996                $   70,594
             State                                 82,773                48,000                         -
                                        -----------------     -----------------       -------------------
                                                  447,451               448,996                    70,594
             Deferred:
             Federal                              228,807               (15,504)                 (495,077)
             State                                 25,077                (2,374)                  (97,950)
                                        -----------------     -----------------       -------------------
                                                  253,884               (17,878)                 (593,027)

                                                 $701,335              $431,118                 ($522,433)
                                        =================     =================       ===================

Included in the deferred tax expense for the year ended December 31, 1997 is an increase in the beginning of the year valuation allowance of $471,000. A reconciliation between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                                                      Year Ended December 31,
                                                                     1997                     1996                     1995
                                                            -------------------        ------------------        ----------------
Income tax expense (benefit)
    at statutory rate                                                 $(228,108)                $ 477,145              $ (283,616)
Increase (decrease) resulting from:
  Tax exempt interest income                                           (129,344)                 (110,381)               (195,548)
  Change in valuation allowance                                         964,408                         -                       -
  State income tax                                                       54,630                    30,420                 (64,647)
  Acquisition costs                                                      72,449                         -                       -
  Other                                                                 (32,700)                   33,934                  21,378
                                                            -------------------        ------------------        ----------------
                                                                      $ 701,335                 $ 431,118               ($522,433)
                                                            ===================        ==================        ================

The deferred tax assets (liabilities) are summarized as follows:

                                                                           December 31,
                                                                  1997                  1996
                                                          -----------------      ----------------
             Deferred tax assets:
              Allowance for credit losses                        $1,515,520            $1,134,587
              State tax carryforwards                                40,797                13,374
              Goodwill                                              197,793                99,039
              Premises and equipment                                 23,439                     -
              Other                                                 102,027                35,881
                                                          -----------------      ----------------
                                                                  1,879,576             1,282,881
             Valuation allowance                                   (974,382)               (9,974)
                                                          -----------------      ----------------
             Net deferred tax asset                                 905,194             1,272,907
             Deferred tax liabilities:
              Premises and equipment                                      -              (113,829)
              Unrealized gain on securities                        (132,486)              (89,399)
                                                          -----------------      ----------------
                                                                 $  772,708            $1,069,679
                                                          =================      ================

NOTE J -- STOCKHOLDERS' EQUITY

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measure established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes as of December 31, 1997 that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1997 and 1996, the most recent notification from the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation categorized the Company and the Bank as

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The actual capital amounts and ratios of the Company and the Bank are presented in the following table:

------------------------------------------------------------------------------------------------------------------
                                                                                           To Be Well Capitalized
                                                                  For Capital             Under Prompt Corrective
                                           Actual               Adequacy Purposes           Action Provisions
                                        -------------           -----------------         ------------------------
                                           Amount       Ratio   Amount       Ratio         Amount           Ratio
------------------------------------------------------------------------------------------------------------------
As of December 31, 1997
 Total Capital:    The Company            $15,371,000    13.85%     $8,881,000     8.00%    $11,101,000    10.00%
                    The Bank              $12,368,000    13.68%     $7,234,000     8.00%    $ 9,043,000    10.00%

 Tier 1 Capital:   The Company            $13,949,000    12.57%     $4,440,000     4.00%    $ 6,661,000     6.00%
                    The Bank
                                          $11,208,000    12.39%     $3,617,000     4.00%    $ 5,426,000     6.00%

 Leverage:         The Company            $13,949,000     8.10%     $6,890,000     4.00%    $ 8,612,000     5.00%
                    The Bank
                                          $11,208,000     7.46%     $6,007,000     4.00%    $ 7,509,000     5.00%

As of December 31, 1996
 Total Capital:    The Company            $16,391,000    14.53%     $9,027,000     8.00%    $11,284,000    10.00%
                    The Bank
                                          $13,752,000    14.90%     $7,387,000     8.00%    $ 9,233,000    10.00%

 Tier 1 Capital:   The Company            $14,958,000    13.26%     $4,514,000     4.00%    $ 6,770,000     6.00%
                    The Bank
                                          $12,577,000    13.60%     $3,693,000     4.00%    $ 5,540,000     6.00%

  Leverage:        The Company            $14,958,000     8.71%     $6,869,000     4.00%    $ 8,586,000     5.00%
                    The Bank
                                          $12,577,000     8.20%     $6,119,000     4.00%    $ 7,649,000     5.00%
------------------------------------------------------------------------------------------------------------------

Certain legal and regulatory restrictions exist regarding the ability of the Bank to pay cash dividends to the Company.

NOTE K -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments consist principally of commitments to extend credit.
These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts noted below reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's maximum exposure to credit loss for commitments to extend credit is represented by the contract amount of those instruments.

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


Financial instruments whose contract amounts represent potential credit risk at December 31:

                                                1997
                                         ---------------------
Commitments to extend credit                  $1,740,000
Standby letters of credit                        292,000
Unused lines of credit                         7,521,000

                                                1996
                                         ---------------------
Commitments to extend credit                  $1,764,000
Standby letters of credit                        346,000
Unused lines of credit                         7,876,000

Commitments to extend credit and lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. Since some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. The Company evaluates the creditworthiness of each customer on a case by case basis. The Company generally extends credit only on a secured basis. Collateral obtained varies, but consists primarily of real estate, business inventories and accounts receivable.

Commitments to extend credit on a fixed rate basis expose the Company to a certain amount of interest rate risk if market rates of interest substantially increase during the commitment period.

NOTE L -- LEASE AGREEMENTS

The Company's future minimum rental commitments for leased premises under operating and capital leases during the twelve month periods following December 31 are as follows:

                             Date           Amount
                          ----------       --------
                            1998           $139,542
                            1999            103,263
                            2000             56,788
                            2001             36,991
                            2002             22,791
                            2003              4,549
                                           --------
                                           $363,924
                                           ========

Rental expense for the years ended December 31, 1997, 1996 and 1995 was $169,371, $176,785 and $179,432, respectively.

Amortization of assets under capital lease arrangements has been included with depreciation expense.

NOTE M -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (Statement No. 107), requires the disclosure of estimated fair values of all asset, liability, and off-balance sheet financial instruments. The estimated fair value amounts under amounts under Statement No. 107 have been determined as of a specific point in time utilizing various available market information, assumptions, and appropriate valuation methodologies. Accordingly, the estimated fair values presented herein are not necessarily representative of the underlying value of the Company. Rather the disclosures are limited to reasonable estimates of the fair value of only the financial

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


instruments of the Company. The use of assumptions and various valuation techniques, as well as the absence of secondary assets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. The estimated fair values of the financial instruments of the Company as of December 31, 1997 and 1996 are set forth in the following table.


                                                        1997                                       1996
                                                      Carrying               Fair                Carrying              Fair
                                                       Amount                Value                 Amount              Value
                                                    -------------         -------------         ------------       ------------
Financial Assets:

  Cash, Due From Banks &  Fed Funds Sold             $ 12,911,092          $ 12,911,092         $ 12,581,862       $ 12,581,862
  Interest-Bearing Deposits                             1,421,697             1,421,697              829,783            829,666
  Investment Securities                                28,271,997            28,271,997           34,187,554         34,187,554

  Loans                                               119,544,446           117,689,960          117,810,418        115,198,056

Financial Liabilities:

  Demand, Checking,
    Passbook and Money
    Market Accounts                                  $ 70,661,039          $ 70,661,039         $ 71,229,669       $ 71,229,669

Time Deposit Accounts                                  54,838,481            54,792,113           60,131,077         60,058,077

  Borrowed Funds                                       20,271,700            20,265,941           20,671,700         20,655,515
--------------------------------------------------------------------------------------------------------------------------------

The following methods and assumptions are used by the Company in estimating the fair value for its financial instruments:

(A) CASH, DUE FROM BANKS, & FEDERAL FUNDS SOLD
The carrying value of cash, due from banks, and federal funds sold approximates fair value due to the short period of time between origination of the instrument and their expected realization.

(B) INTEREST-EARNING DEPOSITS
The fair value of these instruments were estimated by discounting the contractual cash flows using available market information for instruments with similar financial characteristics.

(C) INVESTMENT SECURITIES
The fair value of these financial instruments were estimated using quoted market prices.

(D) LOANS

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, by fixed and adjustable rate interest terms, and by performing and nonperforming categories. The fair value is calculated using assumptions regarding credit risk, cash flows, and discount rates judgmentally determined using available market information.

(E) DEPOSITS
The fair value of deposits with no stated maturity, such as demand, checking, passbook and money market accounts are disclosed as the amount payable on demand. The fair value of the Company's time deposits is calculated using cash flows and discount rates judgmentally determined using available market information. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities company to the cost of borrowing funds in the market.

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


(F) BORROWED FUNDS
The fair value of the Company's long-term borrowings are estimated using the discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types and maturities of instruments.

(G) OFF-BALANCE SHEET ITEMS
The fair value of commitments to extend credit was estimated using fees currently charged to enter such agreements and is not considered material and therefore it has not been included herein.


NOTE N -- FINANCIAL INFORMATION OF CITIZENS BANKSHARES, INC. (PARENT COMPANY
ONLY)

Presented below are condensed financial statements for Citizens Bankshares, Inc. (Parent Company) only:


                                 BALANCE SHEETS

                                                                                          DECEMBER 31,
Assets:                                                                        1997                          1996
                                                                      -------------------           -------------------
Cash and due from banks                                                       $   110,922                   $   112,267
Investment securities available for sale                                           73,872                        73,872
Investment in Wisconsin Finance Corporation                                     2,621,828                     2,350,261
Investment in Citizens Bank, N.A.                                              12,214,830                    13,622,109
Premises and equipment                                                             19,602                        31,745
Other assets                                                                      187,427                       306,205
                                                                      -------------------           -------------------
TOTAL ASSETS                                                                  $15,228,481                   $16,496,459
                                                                      ===================           ===================

Liabilities and Stockholders' Equity:

Other liabilities                                                             $   119,930                   $    30,313
                                                                      -------------------           -------------------

Stockholders' Equity:
  Common stock, $20.00 par value per share;
      100,000 shares authorized; 28,225 shares issued                         $   564,500                   $   564,500
  Capital surplus                                                               4,754,318                     4,753,444
  Less treasury stock at cost:                                                   (419,139)                     (419,512)
  Net unrealized gain on securities available for sale                            215,638                       149,075
  Retained Earnings                                                             9,993,234                    11,418,639
                                                                      -------------------           -------------------
TOTAL STOCKHOLDERS' EQUITY                                                     15,108,551                    16,466,146

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $15,228,481                   $16,496,459
                                                                      ===================           ===================

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                             STATEMENTS OF INCOME

                                                                               YEAR ENDED DECEMBER 31,

                                                                         1997                  1996               1995
                                                                -------------------    ------------------   ---------------
Income:
   Support service fee income from subsidiaries                         $   674,223           $   666,974         $ 592,576
   Other                                                                      4,720                 5,920             4,400
                                                                -------------------    ------------------   ---------------
                                               TOTAL INCOME                 678,943               672,894           596,976

Expenses:
  Salaries and employee benefits                                            548,737               591,240           503,063
  Premises and equipment                                                     38,620                29,884            24,716
  Professional services                                                     279,698                20,832            34,770
  Other                                                                      40,052                36,760            44,896
                                                                -------------------    ------------------   ---------------
                                              TOTAL EXPENSE                 907,107               678,716           607,445

                 LOSS BEFORE INCOME TAXES AND UNDISTRIBUTED
                        NET EARNINGS (LOSS) OF SUBSIDIARIES                (228,164)               (5,822)          (10,469)

Income tax benefit                                                           (5,035)               (1,857)           (3,958)
                                                                -------------------    ------------------   ---------------

                                  LOSS BEFORE UNDISTRIBUTED
                        NET EARNINGS (LOSS) OF SUBSIDIARIES               (223,129)               (3,965)           (6,511)

Equity in undistributed net earnings (loss) of subsidiaries              (1,149,112)              976,215          (305,221)
                                                                -------------------    ------------------   ---------------

                                          NET INCOME (LOSS)             $(1,372,241)          $   972,250         $(311,732)
                                                                ===================    ==================   ===============

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                            STATEMENTS OF CASH FLOWS

                                                                                                  YEAR ENDED DECEMBER 31,

                                                                                             1997           1996          1995
                                                                                        ------------    ----------     ----------
OPERATING ACTIVITIES
  Net income (loss)                                                                      $(1,372,241)    $ 972,250      $(311,732)
  Adjustments to reconcile net income to net cash provided by operating activities:
      Equity in undistributed net earnings (loss) of subsidiaries                          1,149,112      (976,215)       305,221
      Depreciation                                                                             7,834         1,099            970
      Decrease in other assets                                                               118,778        96,241         83,389
     (Decrease) increase in other liabilities                                                 89,617        66,474       (102,801)
                                                                                        ------------    ----------     ----------
                                NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES           (6,900)      159,849        (24,953)

INVESTING ACTIVITIES
    Reclassification of premises and equipment                                                 4,308       (32,571)        (2,210)
                                                                                        ------------    ----------     ----------
                               NET CASH PROVIDED BY (USED IN)  INVESTING ACTIVITIES            4,308       (32,571)        (2,210)

FINANCING ACTIVITIES
    Payment of cash dividends                                                                      -       (53,161)             -
    Sale (purchase) of treasury stock                                                          1,247         1,145         (7,004)
                                                                                        ------------    ----------     ----------
                                NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES            1,247       (52,016)        (7,004)
                                                                                        ------------    ----------     ----------

                                   INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (1,345)       75,262        (34,167)

Cash and cash equivalents at beginning of year                                               112,267        37,005         71,172
                                                                                        ------------    ----------     ----------

                                           CASH AND CASH EQUIVALENTS AT END OF YEAR      $   110,922     $ 112,267      $  37,005
                                                                                        ============    ==========     ==========

NOTE O -- SUBSEQUENT EVENTS

On January 31, 1998, the Bank completed the sale of two of its branch banking offices with combined premises and equipment of approximately $2,115,000, loans of approximately $6,399,000 and deposits of approximately $10,183,000. The sale resulted in a pre-tax gain of approximately $702,000 which was recorded in the first quarter of 1998.

On February 17, 1998, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with Associated Banc-Corp ("Associated") wherein shareholders of the Company would receive shares of Associated in exchange for their shares of the Company. The proposed merger is subject to the appropriate regulatory and shareholder approvals and compliance with the terms of the Merger Agreement by the Company and Associated. The terms of the proposed transaction, which is expected to be consummated in mid 1998, require that the transaction be accounted for as a pooling of interests under generally accepted accounting principles. Under the terms of the Merger Agreement, each issued and outstanding share of common stock of the Company shall be converted into the right to receive 27 shares of common stock of Associated to be adjusted for any stock splits. Pursuant to the Merger Agreement, a cash payment will be made in lieu of issuance of fractional shares.

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE P -- EVENT UNAUDITED SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITORS' REPORT

Subsequent to April 21, 1998, the Company amended certain terms of the Agreement and Plan of Merger with Associated Banc-Corp ("Associated"). (See Note O). The terms of the amended agreement allow the shareholders of the Company to elect the receipt of cash or shares of Associated in exchange for the shares of the Company, however, the total amount of cash payments will not exceed 50% of the merger consideration. The proposed transaction, which is expected to be consummated by the end of the year, will be accounted for as a purchase under generally accepted accounting principles. Under the terms of the amended agreement, each share of the Company common stock exchanged will be converted into the right to receive 33.75 shares of common stock of Associated or a cash payment equal to 33.75 multiplied by the average closing prices of the Associated common stock on the NASDAQ National Market over the ten trading days ending on the business day prior to the date of the special meeting of shareholders held for the purpose of voting on the proposed merger. The 33.75 exchange ratio is reflective of a 5 for 4 stock split effected by Associated subsequent to April 21, 1998.

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                            JUNE 30, 1998 AND 1997

ASSETS                                                                  1998                            1997
                                                                  ----------------                ----------------
Cash and due from banks                                             $  3,954,137                    $  5,193,594
Federal funds sold                                                    13,470,000                       4,600,000
                                                                  ----------------                ----------------
CASH AND CASH EQUIVALENTS                                             17,424,137                       9,793,594

Interest bearing deposits                                              1,423,268                         580,161
Investment securities available for sale                              30,195,259                      32,732,639
Loans, net                                                           105,898,380                     119,795,622
Accrued interest receivable                                            1,171,559                       1,092,872
Premises and equipment                                                 1,679,330                       4,110,526
Goodwill (less accumulated amortization of
    $1,099,500 - 1998, $725,084 - 1997)                                  806,091                       1,243,508
Assets acquired through foreclosure                                      450,241                       1,285,577
Other assets                                                             856,910                       1,271,227
                                                                  ----------------                ----------------
TOTAL ASSETS                                                        $159,905,175                    $171,905,776
                                                                  ================                ================

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                            $113,767,267                    $126,828,447
Borrowed funds                                                        19,745,000                      18,946,700
Securities sold under agreements to repurchase                         7,576,435                       7,106,378
Accrued interest payable                                                 620,818                         749,401
Other liabilities                                                      1,649,150                       1,317,992
                                                                  ----------------                ----------------
TOTAL LIABILITIES                                                   $143,358,670                    $154,948,918
                                                                  ================                ================

Stockholders' Equity:
  Common stock, $20.00 par value per share;
    100,000 shares authorized; 28,225 shares issued                      564,500                         564,500
  Capital surplus                                                      4,754,318                       4,753,444
  Less treasury stock at cost:
    1998--1,643 shares; 1997--1,645 shares                              (419,139)                       (419,512)
  Accumulated other comprehensive income                                 188,001                         135,209
  Retained earnings                                                   11,458,825                      11,923,217
                                                                 -----------------                ----------------
TOTAL STOCKHOLDERS' EQUITY                                          $ 16,546,505                    $ 16,956,858

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $159,905,175                    $171,905,776
                                                                 =================                ================

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                    SIX MONTHS ENDED JUNE 30, 1998 AND 1997


                                                                 1998                             1997
                                                           -----------------                -----------------
Interest income:
  Loans                                                       $6,781,679                       $6,610,805
  Securities:
    Taxable                                                      798,540                          892,345
    Nontaxable                                                   109,153                          119,392
  Federal funds sold                                             294,367                          146,502
                                                           -----------------                -----------------
TOTAL INTEREST INCOME                                          7,983,739                        7,769,044

Interest expense:
  Deposits                                                     2,246,369                        2,536,661
  Borrowed funds                                                 987,083                          942,407
                                                           -----------------                -----------------
TOTAL INTEREST EXPENSE                                         3,233,452                        3,479,068
                                                           -----------------                -----------------

NET INTEREST INCOME                                            4,750,287                        4,289,976
Provision for loan losses                                        196,558                          221,311
                                                           -----------------                -----------------

NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES                                      4,553,729                        4,068,665
Noninterest income:
  Service charges on deposit accounts                            241,664                          291,593
  Insurance commissions                                          190,116                          189,674
  Loan fees and service charges                                   63,200                           62,802
  Gain on sale of bank branches                                  702,593                               --
  Other                                                          178,713                          168,391
                                                           -----------------                -----------------
TOTAL NONINTEREST INCOME                                       1,376,286                          712,460
                                                           -----------------                -----------------

Noninterest expense:
  Salaries and employee benefits                               2,132,798                        2,319,470
  Premises and equipment                                         506,461                          647,556
  Professional services                                          303,977                          224,127
  Amortization of goodwill                                       125,579                          110,094
  Regulatory fees                                                 54,793                           52,477
  Net costs of operation of foreclosed assets                    (29,305)                          63,063
  Other                                                          549,296                          639,832
                                                           -----------------                -----------------
TOTAL NONINTEREST EXPENSE                                      3,643,599                        4,056,619
                                                           -----------------                -----------------

INCOME BEFORE INCOME TAXES                                     2,286,416                          724,506
Income tax expense                                               820,825                          219,921
NET INCOME                                                    $1,465,591                          504,585
                                                           =================                =================

NET INCOME PER SHARE BASIC                                    $    55.14                       $    18.98
                                                           =================                =================

WEIGHTED AVERAGE SHARES OUTSTANDING                               26,581                           26,580

                  CITIZENS BANKSHARES, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                    SIX MONTHS ENDED JUNE 30, 1998 AND 1997

                                                                                        1998                       1997
                                                                                 ------------------          -----------------
OPERATING ACTIVITIES
  Net income                                                                        $  1,465,591                $   504,585
  Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for loan losses                                                          196,556                    221,311
      Provision for depreciation and amortization                                        164,782                    263,845
      Net accretion of investment security discounts                                     (19,183)                   (54,278)
      Net amortization of loan premiums and discounts                                 (1,657,470)                    26,476
      Goodwill amortization                                                              125,579                    110,094
      (Increase) decrease in accrued interest receivable                                 (88,789)                    12,882
      Decrease in interest payable                                                       (32,025)                   (17,331)
      Gain on sale of bank branches                                                     (702,593)                         -
      Other                                                                            1,465,281                     64,388
                                                                                 ------------------          -----------------
                   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                   917,731                  1,131,972

INVESTING ACTIVITIES
    (Increase) decrease in interest-bearing deposits at banks                             (1,571)                   249,622
    Proceeds from maturity of investment securities and
       principal repayments on mortgage-related securities                             9,762,800                 10,551,200
    Purchase of investment and mortgage-related securities                           (11,703,046)                (9,063,240)
    Net (increase) decrease in loans                                                   8,378,556                 (2,769,758)
    Payments received on assets acquired through foreclosure                             630,516                    224,321
    Cash paid in connection with branch sales                                         (2,576,150)                        --
    Purchase of premises and equipment                                                   (52,974)                   (53,369)
                                                                                 ------------------          -----------------
                   NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                 4,438,131                   (861,224)

FINANCING ACTIVITIES
    Net increase (decrease) in deposits                                               (1,547,456)                (4,532,299)
    Increase (decrease) in borrowed funds                                                704,639                  1,493,983
    Repayment of capital lease obligation                                                     --                    (20,700)
                                                                                 ------------------          -----------------
                      NET CASH USED IN FINANCING ACTIVITIES                             (842,817)                (3,059,016)
                                                                                 ------------------          -----------------

                   INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    4,513,045                 (2,788,268)

Cash and cash equivalents at beginning of year                                        12,911,092                 12,581,862
                                                                                 ------------------          -----------------

                      CASH AND CASH EQUIVALENTS AT END OF YEAR                      $ 17,424,137                $ 9,793,594
                                                                                 ==================          =================
Supplemental cash flow information:
   Interest paid on deposits and borrowings                                         $  3,265,000                $ 3,496,000
   Income taxes paid, net                                                           $     41,500                $   106,000
   Loans receivable transferred to foreclosed properties                            $    329,466                $   536,767

         NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 -- GENERAL

The accounting and reporting policies of Citizens Bankshares, Inc. and subsidiaries (the "Company") conform to generally accepted accounting principles and to general practices within the banking industry. Significant accounting policies used by the Company are described in the summary of significant accounting policies included as part of the December 31, 1997, 1996 and 1995 audited consolidated financial statements.

The condensed financial statements reflect adjustments, all of which are of a normal recurring nature, and in, the opinion of management, necessary for a fair statement of results for the interim periods. The operating results for the six months ended June 30, 1998 are not necessarily indicative of the results which may be expected for the entire year. The accompanying condensed consolidated financial statements should be read in conjunction with the Company's December 31, 1997, 1996 and 1995 audited consolidated financial statements and related notes.

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") which establishes standards for reporting and the display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 is displayed in equal prominence with other financial statements. The Company is required to classify items of "other comprehensive income" by their nature in the financial statement and display the balance of other comprehensive income separately in the stockholders' equity section of the balance sheet. For interim reporting purposes, the disclosure of other comprehensive income may be included in the notes to the interim financial statements.

The Company's comprehensive income includes net income and other comprehensive income comprised entirely of unrealized gains or losses on securities available for sale, net of tax. Total comprehensive income for the six months ended June 30, 1998 and 1997 was $1,437,954 and $490,719, respectively.

On January 31, 1998, the Bank completed the sale of two of its branch banking offices with combined premises and equipment of approximately $2,115,000, loans of approximately $6,399,000 and deposits of approximately $10,183,000. The sale resulted in a pre-tax gain of approximately $702,000 which was recorded in the first quarter of 1998.

NOTE 2 -- ALLOWANCE FOR LOAN LOSSES

A summary of the changes in the allowance for loan losses is a follows:

                                                             JUNE 30, 1998                     JUNE 30, 1997
                                                     --------------------------       ----------------------------
          Balance, beginning of period                                   $4,209                             $3,238
          Provision charged to expense                                      197                                221
          Loan charge-offs                                                 (375)                              (760)
          Loan recoveries                                                    60                                169
                                                     --------------------------       ----------------------------
          Balance, end of period                                         $4,091                             $2,868

NOTE 3 -- NONPERFORMING LOANS

Nonperforming loans are summarized as follows:

                                                             JUNE 30, 1998                   JUNE 30, 1997
                                                      --------------------------     ----------------------------
               NONPERFORMING LOANS                                        $4,692                           $5,355

NOTE 4 -- NET INCOME (LOSS) PER SHARE

For purposes of calculating net income (loss) per share, the weighted average number of shares outstanding for the six months ended June 30, 1998 was 26,581 and for the six months ended June 30, 1997 was 26,580 shares.

NOTE 5 -- MERGER AGREEMENT

On February 17, 1998, the Company entered into an Agreement and Plan of Merger (as amended the "Merger Agreement") with Associated Banc-Corp ("Associated"). The terms of the Merger Agreement allow the shareholders of the Company's stock to elect the receipt of cash or shares of Associated in exchange for the shares of the Company, however, the total amount of cash payments will not exceed 50% of the merger consideration. The proposed transaction, which is expected to be consummated by the end of the year, will be accounted for as a purchase under generally accepted accounting principles. Under the terms of the Merger Agreement, each share of the Company common stock exchanged will be converted into the right to receive 33.75 shares of common stock of Associated or a cash payment equal to 33.75 multiplied by the average closing prices of the Associated common stock on the NASDAQ National Market over the ten trading days ending on the business day prior to the date of the special meeting of shareholders held for the purpose of voting on the proposed merger. The 33.75 exchange ratio is reflective of a 5 or 4 stock split effected by Associated subsequent to February 17, 1998.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

     The Registrant is incorporated under the Wisconsin Business Corporation Law (the "WBCL"). Under Section 180.0851 of the WBCL, the Registrant shall indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of the Registrant. In all other cases, the Registrant shall indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was a director or officer of the Registrant; unless liability was incurred because he or she breached or failed to perform a duty owed to the Registrant and such breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858 of the WBCL provides that subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the Registrant's articles of incorporation, bylaws, a written agreement between the director or officer and the Registrant or a resolution of the Board of Directors or adopted by majority vote of the Registrant's shareholders.

     Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to
180.0858 of the WBCL for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

     The Registrant's Articles of Incorporation contains no provisions in relation to the indemnification of directors and officers of the Registrant.

     Article XI of the Registrant's By-laws ("Article XI") authorizes indemnification of officers and directors of the Registrant consistent with the description of the indemnification provisions in Section 180.0851 of the WBCL as described above. Article XI provides that the Registrant shall indemnify a director, officer, employee or agent of the Registrant to the extent such individual has been successful on the merits or otherwise in the defense of any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal (including, but not limited to, any act or failure to act alleged or determined (i) to have been negligent, (ii) to have violated the Employee Retirement Income Security Act of 1974; or (iii) to have violated Sections 180.0832, 180.0833 and 180.1202 of the WBCL, or any successor thereto, regarding loans to directors, unlawful distributions and distributions of assets, which involves foreign, federal, state or local law and which is brought by or in the right of the Registrant or by any other person or entity, to which the director, officer, employee or agent was a party because he or she is a director, officer, employee or agent. In all other cases, the Registrant shall indemnify a director, officer, employee or agent of the Registrant against liability and expenses incurred by such person in a proceeding unless it shall have been proven by final judicial adjudication that such person breached or failed to perform a duty owed to the Registrant under the circumstances described above as set forth in Section 180.0851 of the WBCL. Article XI defines a "director, officer, employee or agent" as (i) a natural person who, is or was a director, officer, employee or agent of the Registrant, (ii) a natural person who, while a director, officer, employee or agent of the Registrant, is or was serving either pursuant to the Registrant's specific request or as a result of the nature of such person's duties to the Registrant as a director, officer, partner, trustee, member of any governing or decision making committee, employee or agent of another corporation or foreign corporation, partnership, joint venture, trust or other enterprise and (iii) a person who, while a director, officer, employee or agent of the Registrant, is or was serving an employee benefit plan because his or her duties to the Registrant also impose duties on, or otherwise involve services by, the person to the plan or to participants in or beneficiaries of the plan. Unless the context requires otherwise, Article XI indemnification extends to the estate or personal representative of a director, officer, employee or agent.

     All officers, directors, employees and agents of controlled subsidiaries of the Registrant shall be deemed for purposes of Article XI to be serving as such officers, directors, employees and agents at the request of the Registrant. The right to indemnification granted to such officers and directors by Article XI is not subject to any limitation or restriction imposed by any provision of the Articles of Incorporation or Bylaws of a controlled subsidiary. For purposes of
Article XI, a "controlled subsidiary" means any corporation at least 80% of the outstanding voting stock of which is owned by the Registrant or another controlled subsidiary of the Registrant.

     Upon written request by a director, officer, employee or agent who is a party to a proceeding, the Registrant shall pay or reimburse his or her reasonable expenses as incurred if the director, officer, employee or agent provides the Registrant with: (i) a written affirmation of his or her good faith belief that he or she is entitled to indemnification under Article XI; and (ii) a written undertaking to repay all amounts advanced without interest to the extent that it is ultimately determined that indemnification under Article XI is prohibited. The Registrant shall have the power to purchase and maintain insurance on behalf of any person who is a director, officer, employee or agent against any liability asserted against or incurred by the individual in any such capacity arising out of his or her status as such, regardless of whether the Registrant is required or authorized to indemnify or allow expenses to the individual under
Article XI.

     The right to indemnification under Article XI may be amended only by a majority vote of the shareholders and any reduction in the right to indemnification may only be prospective from the date of such vote.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits

Exhibit No.
-----------

     2(a) Agreement and Plan of Merger dated as of February 17, 1998 between the Registrant and Citizens Bankshares, Inc., incorporated by reference to Exhibit A to the Proxy Statement/Prospectus of the Registrant and Citizens Bankshares, Inc. (the "Proxy Statement/Prospectus").

     2(b) First Amendment to Agreement and Plan of Merger dated as of October 8, 1998, between the Registrant and Citizens Bankshares, Inc., incorporated by reference to Exhibit A-1 to the Proxy Statement/Prospectus.

     2(c) Second Amendment to Agreement and Plan of Merger dated as of October 27, 1998, between the Registrant and Citizens
               Bankshares, Inc., incorporated by reference to Exhibit A-2 to the Proxy Statement/Prospectus.

     3(a) Articles of Incorporation, as amended and restated, incorporated by reference to Exhibit 3 of the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1993, SEC File No. 0-5519.

     3(b) Articles of Amendment to Articles of Incorporation, as amended and restated, incorporated by reference to Exhibit 3(a) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, SEC File No. 0-5519.

     3(c) Bylaws, as amended, incorporated by reference to Exhibit 3(b) of the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1997, SEC File No. 0-5519.

     4 The Registrant has outstanding certain long term debt. None of such debt exceeds 10% of the total assets of the Registrant and its consolidated subsidiaries. Thus, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits to this Registration Statement. The Registrant agrees to furnish copies of such instruments to the Commission upon request.

     5 Opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. regarding legality of issuance of the Registrant's securities.

     8* Opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. regarding certain federal income tax matters.

     10(a) The 1982 Incentive Stock Option Plan of the Registrant incorporated by reference to Exhibit 10 to Annual Report on Form 10-K for fiscal year ended December 31, 1987.

     10(b) The Restated Long-Term Incentive Stock Option Plan of the Registrant incorporated by reference to Exhibit 10 filed with the Registrant's registration statement (33-86790) on Form S-8 filed under the Securities Act of 1933.

     10(c) Change of Control Plan of the Registrant effective April 25, 1994 incorporated by reference to Exhibit 10(d) of the Registrant's Annual Report on Form 10-K for fiscal year ended December 31, 1994, SEC File No. 0-5519.

     10(d) Deferred Compensation Plan and Deferred Compensation Trust effective as of December 16, 1993, and Deferred Compensation Agreement of the Registrant dated December 31, 1994, incorporated by reference to

               Exhibit 10(e) of the Registrant's Annual Report on Form 10-K for fiscal year ended December 31, 1994, SEC File No. 0-5519.

     11 Statement Re Computation of Per Share Earnings incorporated by reference to Exhibit 11 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and Exhibit 11 of the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1998, SEC File No. 0-5519.

     21 List of Subsidiaries of the Registrant incorporated by reference to Exhibit 21 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, SEC File No. 0-5519.

     23(a)     Consents of KPMG Peat Marwick LLP.

     23(b)     Consent of Ernst & Young LLP.

     23(c) Consent of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. incorporated by reference to Exhibit 5.

     24        Powers of Attorney.

_____________________

*To be filed by amendment.


(b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) or (c) of this Form.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report to Section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, State of Wisconsin, on this 30th day of October, 1998.

                                   ASSOCIATED BANC-CORP


                                   By:  /s/ Harry B. Conlon
                                        -----------------------------------
                                        Harry B. Conlon,
                                        Chairman, President and
                                        Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                      Title                        Date
        ---------                      -----                        ----
/s/ Harry B. Conlon,         Chairman, President, Chief        October 30, 1998
--------------------------
Harry B. Conlon               Executive Officer and a
                                Director (Principal
                                Executive Officer)

Joseph B. Selner             Senior Vice President and        October 30, 1998
--------------------------
Joseph B. Selner              Chief Financial Officer
                               (Principal Financial
                               Officer and Principal
                                Accounting Officer)

       *                        Vice Chairman and a           October 30, 1998
--------------------------
Robert C. Gallagher                  Director

       *                        Vice Chairman and a           October 30, 1998
--------------------------
John C. Seramur                      Director

        Signature                      Title                        Date
        ---------                      -----                        ----

       *                             Director                 October 30, 1998
--------------------------
Robert S. Gaiswinkler

       *                             Director                 October 30, 1998
--------------------------
Ronald R. Harder

       *                             Director                 October 30, 1998
--------------------------
John S. Holbrook, Jr.

       *                             Director                 October 30, 1998
--------------------------
William R. Hutchinson

       *                             Director                 October 30, 1998
--------------------------
Robert P. Konopacky

       *                             Director                 October 30, 1998
--------------------------
Dr. George R. Leach

       *                             Director                 October 30, 1998
--------------------------
John C. Meng

       *                             Director                 October 30, 1998
--------------------------
J. Douglas Quick

       *                             Director                 October 30, 1998
--------------------------
John H. Sproule

       *                             Director                 October 30, 1998
--------------------------
Ralph R. Staven

       *                             Director                 October 30, 1998
--------------------------
Norman L. Wanta


     *Brian R. Bodager hereby signs this registration statement on October 30, 1998 on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a power of attorney filed herewith.

                                        *By: /s/ Brian R. Bodager
                                            -------------------------------
                                             Brian R. Bodager

                                 EXHIBIT INDEX

Exhibit No.
-----------

     2(a) Agreement and Plan of Merger dated as of February 17, 1998 between the Registrant and Citizens Bankshares, Inc., incorporated by reference to Exhibit A to the Proxy Statement/Prospectus of the Registrant and Citizens Bankshares, Inc. (the "Proxy Statement/Prospectus").

     2(b) First Amendment to Agreement and Plan of Merger dated as of October 8, 1998, between the Registrant and Citizens Bankshares, Inc., incorporated by reference to Exhibit A-1 to the Proxy Statement/Prospectus.

     2(c) Second Amendment to Agreement and Plan of Merger dated as of October 27, 1998, between the Registrant and Citizens
               Bankshares, Inc., incorporated by reference to Exhibit A-2 to the Proxy Statement/Prospectus.

     3(a) Articles of Incorporation, as amended and restated, incorporated by reference to Exhibit 3 of the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1993, SEC File No. 0-5519.

     3(b) Articles of Amendment to Articles of Incorporation, as amended and restated, incorporated by reference to Exhibit 3(a) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, SEC File No. 0-5519.

     3(c) Bylaws, as amended, incorporated by reference to Exhibit 3(b) of the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1997, SEC File No. 0-5519.

     4 The Registrant has outstanding certain long term debt. None of such debt exceeds 10% of the total assets of the Registrant and its consolidated subsidiaries. Thus, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits to this Registration Statement. The Registrant agrees to furnish copies of such instruments to the Commission upon request.

     5 Opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. regarding legality of issuance of the Registrant's securities.

     8* Opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. regarding certain federal income tax matters.

     10(a) The 1982 Incentive Stock Option Plan of the Registrant incorporated by reference to Exhibit 10 to Annual Report on Form 10-K for fiscal year ended December 31, 1987.

     10(b) The Restated Long-Term Incentive Stock Option Plan of the Registrant incorporated by reference to Exhibit 10 filed with the Registrant's registration statement (33-86790) on Form S-8 filed under the Securities Act of 1933.

     10(c) Change of Control Plan of the Registrant effective April 25, 1994 incorporated by reference to Exhibit 10(d) of the Registrant's Annual Report on Form 10-K for fiscal year ended December 31, 1994, SEC File No. 0-5519.

     10(d) Deferred Compensation Plan and Deferred Compensation Trust effective as of December 16, 1993, and Deferred Compensation Agreement of the Registrant dated December 31, 1994, incorporated by reference to Exhibit 10(e) of the Registrant's Annual Report on Form 10-K for fiscal year ended December 31, 1994, SEC File No. 0-5519.

     11 Statement Re Computation of Per Share Earnings incorporated by reference to Exhibit 11 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and Exhibit 11 of the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1998, SEC File No. 0-5519.

     21 List of Subsidiaries of the Registrant incorporated by reference to Exhibit 21 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, SEC File No. 0-5519.

     23(a)     Consents of KPMG Peat Marwick LLP.

     23(b)     Consent of Ernst & Young LLP.

     23(c) Consent of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. incorporated by reference to Exhibit 5.

     24        Powers of Attorney.

     ________________
     *To be filed by amendment.

                                      iii